4/28

07028993

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME MGM Energy Corp.

*CURRENT ADDRESS 4700 Bankers Hall West
888 3RD Street SW
Calgary, Alberta T2P 5C5
Canada

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 19 2008
THOMSON
FINANCIAL

FILE NO. 82- 35160 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

2G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
2G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☒
DEF 14A (PROXY)	☐		

OICF/BY: MTC

DAT: 3/17/08

mgm ENERGY CORP.

ANNUAL INFORMATION FORM
For the year ended December 31, 2006

March 30, 2007

TABLE OF CONTENTS

GLOSSARY OF TERMS

All capitalized terms used in this Annual Information Form but not otherwise defined herein shall have the meanings ascribed to them under "Glossary of Terms". The information set out in this Annual Information Form is stated as at December 31, 2006 unless otherwise specifically stated.

"**1933 Act**" means the United States *Securities Act of 1933*, as amended;

"**ABCA**" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended;

"**Ancillary Asset**" means the oil and gas interests with proved reserves acquired by the Corporation from Paramount pursuant to the Arrangement under the Ancillary Asset Transfer Agreement, in order for the Corporation to meet the listing requirements of the TSX;

"**Ancillary Asset Transfer Agreement**" means an asset transfer agreement between Paramount and the Corporation providing for the transfer from Paramount to the Corporation of the Ancillary Asset;

"**Arrangement**" means the arrangement pursuant to Section 193 of the ABCA effective January 12, 2007 involving Paramount, security holders of Paramount and the Corporation, on the terms and conditions set forth in the Plan of Arrangement attached as Schedule 1 to the Arrangement Agreement;

"**Arrangement Agreement**" means the arrangement agreement dated as of December 7, 2006 between Paramount and the Corporation with respect to the Arrangement;

"**Board of Directors**" or "**Board**" means the board of directors of the Corporation, unless otherwise indicated;

"**Class A Preferred Shares**" means the Class A preferred shares in the capital of the Corporation;

"**COGE Handbook**" means the Canadian Oil and Gas Evaluation Handbook prepared by The Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining Metallurgy & Petroleum (Petroleum Society);

"**Common Shares**" means the common shares in the capital of the Corporation;

"**Computershare**" means Computershare Trust Company of Canada, a trust company existing under the laws of Canada;

"**Corporation**" or "**MGM Energy**" means MGM Energy Corp.;

"**Exploration Licence**" or "**EL**" means a licence to explore for hydrocarbons granted by the Government of Canada;

"**Flow-Through Shares**" means Common Shares issued that are "flow-through shares" as defined in subsection 66(15) of the Tax Act;

"**GAAP**" means generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants, at any particular time;

"**Gross**" or "**gross**" means:

(a) In relation to MGM Energy's interest in production or reserves, MGM Energy's gross reserves, which are its working interest (operating or non-operating) share before deduction of royalties and without including any of MGM Energy's royalty interests;

(b) In relation to wells, the total number of wells in which MGM Energy has an interest; and

(c) In relation to properties, the total area of properties in which MGM Energy has an interest;

"**Longer Term Warrants**" means the share purchase warrants of the Corporation issued pursuant to the Arrangement, entitling the holders thereof, until September 30, 2007, to purchase either Common Shares at a price of $6.00 per share or Flow-Through Shares at a price of $7.50 per share;

"**Mackenzie Evaluation**" means that evaluation entitled Mackenzie Gas Project Gas Resource and Supply Study by Gilbert Laustsen Jung Associates Ltd., independent petroleum engineers, effective May 1, 2004, and presented to the NEB as part of the Mackenzie Valley pipeline application by Imperial Oil Resources Ventures Limited;

"**McDaniel**" means McDaniel & Associates Consultants Ltd., independent petroleum engineering consultants carrying on business in Calgary, Alberta;

"**McDaniel Reports**" means the independent engineering evaluations prepared by McDaniel dated February 26, 2007, effective December 31, 2006, evaluating the Corporation's crude oil, natural gas liquids and natural gas reserves attributable the Ancillary Asset and the Sahtu/Colville Lake Assets;

"**MDFI Agreement**" means the farm-in agreement in respect of certain oil and gas properties in the Mackenzie Delta in the Northwest Territories among Paramount, Chevron Canada Limited and BP Canada Energy Company dated September 14, 2006;

"**MDFI Assignment Agreement**" means the Notice of Assignment between Paramount and MGM Energy dated January 12, 2007;

"**MGM Energy Shareholders**" means the holders of Common Shares and "**MGM Energy Shareholder**" means any one of them;

"**NEB**" means The National Energy Board of Canada;

"**Net**" or "**net**" means:

(a) In relation to MGM Energy's interest in production or reserves, MGM Energy's working interest (operating or non-operating) share after deduction of royalty obligations, plus MGM Energy's royalty interests in production or reserves;

(b) In relation to MGM Energy's interest in wells, the number of wells obtained by aggregating MGM Energy's working interest in each of its gross wells; and

(c) In relation to MGM Energy's interest in property, the total area in which MGM Energy has an interest multiplied by the working interest owned by MGM Energy;

"**NI 51-101**" means National Instrument 51-101 *Standards of Disclosure for Oil and Gas Activities*;

"**Paramount**" means Paramount Resources Ltd. and, where the context requires, refers to Paramount and subsidiaries and partnerships directly and indirectly owned by it.

"**Paramount Meeting**" means the special meeting of shareholders of Paramount held on January 11, 2007, to consider the Arrangement and other related matters;

"**Paramount Shares**" means Class A common shares in the capital of Paramount;

"**Person**" means any individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity, whether or not having legal status and includes MGM Energy;

"**Preferred Shares**" means the preferred shares in the capital of the Corporation, issuable in series;

"**Proved Reserves**" are those Reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated Proved Reserves. At least a 90% probability that the quantities actually recovered will equal or exceed the estimated Proved Reserves is the targeted level of certainty;

"**Regulation S**" means Regulation S under the 1933 Act;

"**Reserves**" or "**reserves**" are the estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on: analysis of drilling, geological, geophysical and engineering data; the use of established technology; and specified economic conditions, which are generally accepted as being reasonable. Reserves are classified according to the degree of certainty associated with the estimates;

"**Sahtu/Colville Lake Assets**" means the oil and gas interests with contingent resource acquired by the Corporation from Paramount pursuant to the Arrangement;

"**SEDAR**" means the System for Electronic Document Analysis and Retrieval;

"**Services Agreement**" means the services agreement between Paramount and the Corporation pursuant to which Paramount provides administrative, operational and other services to the Corporation;

"**Short Term Warrants**" means the share purchase warrants of the Corporation issued pursuant to the Arrangement, which entitled the holders thereof to purchase either Common Shares at a price of $5.00 per share or Flow-Through Shares at a price of $6.25 per share;

"**Spinout Assets**" means the oil and gas interests in the Mackenzie Delta areas in northern Canada which were conveyed from Paramount to the Corporation in connection with the Arrangement under the Spinout Assets Transfer Agreement;

"**Spinout Assets Transfer Agreement**" means an asset transfer agreement between Paramount and the Corporation providing for the transfer of the Spinout Assets from Paramount to the Corporation;

"**Stock Option Plan**" means the stock option plan of the Corporation;

"**Tax Act**" means the *Income Tax Act* (Canada) as amended, including the regulations thereunder;

"**TSX**" means the Toronto Stock Exchange;

"**Undeveloped Reserves**" are those Reserves expected to be recovered from known accumulations where a significant expenditure (e.g., when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the Reserves classification (proved, probable, possible) to which they are assigned;

"**United States**" means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

"**U.S. Person**" has the meaning set forth in Regulation S and includes, with certain exceptions, (i) any natural person resident in the United States; (ii) any partnership or corporation organized or incorporated under the laws of the United States; (iii) any estate of which any executor or administrator is a U.S. Person; (iv) any trust of which any trustee is a U.S. Person; (v) any agency or branch of a foreign entity located in the United States; (vi) any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. Person; (vii) any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated, or (if an individual) resident in the United States; and (viii) any partnership or corporation if (A) organized or incorporated under the laws of any jurisdiction other than the United States and (B) formed by a U.S. Person principally for the purpose of investing in securities not registered under the 1933 Act, unless it is organized or incorporated, and owned, by accredited investors, as defined in Rule 501(a) under the 1933 Act who are not natural persons, estates or trusts;

"Warrant Indenture" means the warrant indenture dated as of January 12, 2007 between the Corporation and Computershare, as trustee, establishing the terms of the Warrants and under which the Warrants are issued;

"Warrant Unit" means a unit consisting of one Short Term Warrant and one Longer Term Warrant; and

"Warrants" means the Short Term Warrants and/or the Longer Term Warrants of the Corporation, as the context may require.

CONVENTIONS

Certain other terms used but not defined herein are defined in NI 51-101 and, unless the context otherwise requires, will have the same meanings herein as ascribed to them in NI 51-101. Unless otherwise indicated, references herein to "$" or "dollars" are to Canadian dollars. All financial information with respect to the Corporation has been presented in Canadian dollars in accordance with GAAP.

ABBREVIATIONS AND EQUIVALENCIES

The following are abbreviations and definitions of terms used in this Annual Information Form.

Crude Oil and Natural Gas Liquids

bbl	barrel
bbls	barrels
bbls/d	barrels per day
Mbbls	thousand barrels
NGL	natural gas liquids

Natural Gas

Bcf	billion cubic feet
Mcf	thousand cubic feet
Mcf/d	thousand cubic feet per day
Mmcf	million cubic feet
Mmcf/d	million cubic feet per day
MMBTU	Million British Thermal Units
Tcf	trillion cubic feet

Other

OPEC	Organization of the Petroleum Exporting Countries
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade

CONVERSIONS

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By
Mcf	cubic metres	28.174
cubic metres	cubic feet	35.494
bbls	cubic metres	0.159
cubic metres	bbls	6.290
feet	metres	0.305
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.405
hectares	acres	2.471

FORWARD-LOOKING STATEMENTS

This Annual Information Form contains certain forward-looking statements. Forward-looking statements are typically identified by words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "may", "will", "project", "should" or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this Annual Information Form include, but are not limited to, statements with respect to the Corporation's operations, anticipated financial performance, the Corporation's business strategy and objectives, capital expenditures to be made by the Corporation on its properties, resource and reserve estimates, the Corporation's exploration and development plans, the Corporation's plans respecting the transportation of its oil, natural gas and natural gas liquids to market and the Corporation's plans to ultimately retain all of its own personnel.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other things contemplated by the forward looking statements will not occur. Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified in this Annual Information Form, assumptions have been made regarding, among other things:

- the ability of the Corporation to obtain drilling success consistent with expectations;
- the ability of the Corporation to obtain equipment, services, supplies and personnel in a timely manner and at an acceptable cost to carry out its activities;
- the ability of the Corporation to market its oil and natural gas and to transport its oil and natural gas to market;
- the timing and cost of pipeline and facility construction and expansion and the ability of the Corporation to secure adequate product transportation;
- the timely receipt of required regulatory approvals;
- the ability of the Corporation to obtain capital to finance its exploration, development and operations; and
- future oil and gas prices.

Although it is believed that the expectations represented by such forward looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward looking statements contained in this Annual Information Form respecting the Corporation and its business are set forth in "Risk Factors". MGM Energy Shareholders are urged to carefully consider those factors as well as the information contained elsewhere in this Annual Information Form.

The reader is cautioned that these factors and risks are difficult to predict and that the assumptions used in the preparation of such information, although considered reasonably accurate at the time of preparation, may prove to be incorrect. Accordingly, readers are cautioned that the actual results achieved will vary from the information provided herein and the variations may be material. Readers are also cautioned that the foregoing list of factors is not exhaustive. Consequently, there are no representations by the Corporation that actual results achieved will be the same in whole or in part as those set out in the forward-looking information. Furthermore, the forward-looking statements contained in this Annual Information Form are made as of the date hereof, and the Corporation undertakes no obligation, except as required by applicable securities legislation, to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

CORPORATE STRUCTURE

The Corporation was incorporated under the ABCA on October 31, 2006 under the name "1278517 Alberta Ltd.". On December 4, 2006, the Corporation's articles were amended to change its name to "MGM Energy Corporation". The Corporation's articles were further amended on January 9, 2007 to change the Corporation's name to "MGM Energy Corp.", to create two new classes of shares designated as Preferred Shares and Class A Preferred Shares, to amend the existing rights of the Common Shares and to fix the minimum and maximum number of directors at three and twelve, respectively. MGM Energy was formed in order to effect the Arrangement. See "General Development of the Business – History". As a result of the Arrangement, MGM Energy became a "reporting issuer" in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec and Nova Scotia.

The head and registered office of the Corporation is located at Suite 4700, 888 – 3rd Street S.W., Calgary, Alberta, T2P 5C5.

GENERAL DEVELOPMENT OF THE BUSINESS

History

The following is a summary of significant events in the development of MGM Energy's business for the year ended December 31, 2006 and the subsequent Arrangement.

In the summer of 2006, Paramount was approached with respect to a farm-in opportunity in the Mackenzie Delta area of the Northwest Territories, and on September 14, 2006 Paramount entered into the MDFI Agreement. The MDFI Agreement provided Paramount with the right to earn interests in, and obligated Paramount to incur certain expenditures on, properties in the Mackenzie Delta. As the capital expenditures under the MDFI Agreement to the end of the 2007/2008 drilling season were estimated by Paramount to be approximately $130 million, Paramount's management considered alternatives to fund these expenditures. One of the alternatives was the spinout of a new public corporation to own Paramount's Mackenzie Valley and Mackenzie Delta oil and gas interests and to be initially owned by Paramount and its shareholders, with Paramount's shareholders being given the opportunity to participate in the new corporation's initial financing.

The Arrangement and related matters received the approval of 99.96% of the votes cast by the shareholders of Paramount at a special meeting held on January 11, 2007 as well as the approval of the Court of Queen's Bench of Alberta by final order on January 11, 2007. The Arrangement became effective on January 12, 2007.

The spinout resulted in the shareholders of Paramount receiving, for every 25 Paramount Shares held, one Common Share and five Warrant Units, with each Warrant Unit consisting of one Short Term Warrant and one Longer Term Warrant. For a description of the authorized share capital of the Corporation, see "Description of Capital Structure".

Pursuant to the Arrangement, the Spinout Assets and the Ancillary Asset were transferred from Paramount to the Corporation for the consideration described below and the holders of the Paramount Shares were issued an aggregate of approximately 2.8 million Common Shares and 14.2 million Warrant Units. As consideration for the Spinout Assets, Paramount received $112 million of consideration from the Corporation consisting of 18.2 million Class A Preferred Shares issued at a stated issue price of $5.00 per share, convertible into Common Shares on a one-for-one basis, a promissory note having a principal amount of $12 million and the cancellation of an outstanding promissory note of Paramount held by the Corporation in the principal amount of $9 million. Paramount determined the $112 million payable for the Spinout Assets based on the historical capital expenditures incurred by Paramount on the Colville Lake properties, Paramount's costs of capital related to those expenditures and an estimate of the expenditures incurred and to be incurred by Paramount under the MDFI Agreement up to the closing date of the Arrangement. As consideration for the Ancillary Asset, an outstanding promissory note of Paramount held by the Corporation in the principal amount of $5 million was cancelled. Paramount determined the $5 million payable for the Ancillary Asset based on the net present value (discounted at 10%) of the proved plus probable reserves attributable to the Ancillary Asset as evaluated by McDaniel as of October 31, 2006. For further information concerning the Arrangement, see the information circular and proxy statement of Paramount dated December 8, 2006, which is available on SEDAR at www.sedar.com under Paramount's profile.

Pursuant to the Arrangement Agreement and the Arrangement, MGM Energy acquired the Spinout Assets and the Ancillary Asset.

As at February 16, 2007, of the 14,163,365 Short Term Warrants issued, an aggregate of 13,824,141 Short Term Warrants had been exercised by warrant holders and 7,917,611 Common Shares were issued at a price of $5.00 per share and 5,906,530 Flow-Through Shares were issued at a price of $6.25 per share to raise gross proceeds of $76,503,867. In addition, on the same date, a total of 160,000 Flow-Through Shares, 210,000 Common Shares and 370,000 Longer Term Warrants were issued to certain directors of the Corporation pursuant to a private placement. Flow-Through Shares and Common Shares were issued at the same prices as were paid pursuant to the exercise of the Short Term Warrants. The private placement was undertaken to permit interested directors to acquire shares in the Corporation. The private placement resulted in additional consideration to the Corporation of $2.05 million.

On March 14, 2007, 20 Longer Term Warrants were exercised into Common Shares. As a result of the exercise of a portion of the Longer Term Warrants, as at March 29, 2007, 14,194,121 Longer Term Warrants are outstanding.

As at March 29, 2007, Paramount owned 18.2 million Common Shares (approximately 51.7% of the issued and outstanding Common Shares) and is involved in providing administrative, operating and other services to MGM Energy pursuant to the Services Agreement. As Paramount took the initiative in founding and organizing MGM Energy, Paramount may be considered to be a promoter of MGM Energy for securities law purposes.

Significant Acquisitions

On January 12, 2007, MGM Energy acquired the Spinout Assets and the Ancillary Asset as a result of the Arrangement. A complete description of the Ancillary Asset, including the oil and natural gas reserves attributable thereto, is provided under the heading "Oil and Gas Reserves Data". For further details concerning the Arrangement, see the information circular and proxy statement of Paramount dated December 8, 2006, which is available on SEDAR at www.sedar.com under Paramount's profile.

The Common Shares and the Warrant Units commenced trading on the TSX under the symbols "MGX" and "MGX.WT.A", respectively, on January 17, 2007. The Warrant Units ceased being traded after February 16, 2007 when the Short Term Warrants expired and the Longer Term Warrants were separated. The Longer Term Warrants commenced trading on the TSX under the symbol "MGX.WT.B" on March 2, 2007.

Business Strategy

The principal business of the Corporation is to acquire, develop, optimize, exploit and produce oil and natural gas reserves in Northern Canada. MGM Energy does not have any subsidiaries.

For a description of the Corporation's business, see "Oil and Natural Gas Properties".

Exploration of the Mackenzie Delta Regions

Significant quantities of oil and natural gas have been discovered in the Mackenzie Delta and the central Mackenzie Valley regions of Northern Canada since exploration began by others in these areas. To date, energy infrastructure, specifically in the form of pipelines to transport natural gas, has not yet reached regions north of the Cameron Hills area of the southern Northwest Territories. Pipelines to transport oil and other liquid hydrocarbons have not yet reached north of Norman Wells in the central Mackenzie Valley. Until a natural gas pipeline is built from the Mackenzie Valley to connect to the Alberta or British Columbia pipeline systems, there is no commercial method to move natural gas which MGM Energy, or any other entity, may discover to markets. In addition, a liquids line is required north of Norman Wells to move liquid hydrocarbons discovered north of that area to markets. As a result, for at least the next five years, it is unlikely that the Corporation will generate any revenue from the production of hydrocarbons.

MGM Energy believes that the lack of transportation capacity from the central Mackenzie Valley and the Mackenzie Delta provides it with an opportunity to acquire interests in resources, including land and discovered hydrocarbons, that would not be available to it on reasonable terms, were a pipeline or other means of transportation of oil and natural gas available.

MGM Energy's business strategy is to accumulate interests in hydrocarbon resources in the central Mackenzie Valley and Mackenzie Delta. These interests may include a combination of direct interests in land, interests in existing discoveries, and farm-ins on land currently owned or controlled by others. In the case of undrilled land which MGM Energy believes to be prospective, MGM Energy will drill for hydrocarbons and attempt to discover resources that could be developed to ship once a pipeline is built. In the case of the acquisition of previously discovered resources, MGM Energy will develop those resources to ship through such a pipeline. MGM Energy's business objective is to acquire oil and natural gas resources at a lower cost today than would be possible if a pipeline existed, and to thereby ultimately achieve returns for MGM Energy Shareholders.

Personnel

As at December 31, 2006, the Corporation had no employees. As at March 1, 2007, the Corporation employed five full-time employees. MGM Energy does not yet have all of the personnel necessary to conduct its business. MGM Energy is relying on employees of Paramount to conduct certain aspects of its business pursuant to the Services Agreement. It is MGM Energy's intention to be fully staffed to carry on its business prior to the expiry of the Services Agreement on December 31, 2007. MGM Energy has the ability to extend the Services Agreement if required.

Competition

Companies operating in the petroleum industry must manage risks which are beyond the direct control of company personnel. Among these risks are those associated with exploration, environmental damage, fluctuating commodity prices, foreign exchange rates and interest rates.

The Corporation intends to actively compete for reserve acquisitions, exploration leases, licences and concessions and skilled industry personnel with a substantial number of other oil and gas companies, many of which have significantly greater financial resources than the Corporation. The Corporation's competitors include major integrated oil and natural gas companies, numerous other independent oil and natural gas companies and trusts, and individual producers and operators.

MGM Energy will enhance its competitive position by focusing on the Arctic regions of Canada, and will acquire and develop Arctic expertise to reduce some of the risks associated with the exploration, production and marketing of oil and natural gas. See "Risk Factors".

Trends

Activity levels in the Northwest Territories in the past have generally been a function of the energy industry's view of the progress towards the construction of a Mackenzie Valley pipeline. There have been a number of occasions since the 1970s where the pipeline appeared to be making progress, and equally times when the pipeline appeared to be a distant possibility.

Currently, although more progress has been made toward the construction of a northern pipeline than at any other time, there remains doubt as to the timing of the Mackenzie Valley pipeline. On March 12, 2007, Imperial Oil Resources Ventures Limited, on behalf of the proponents of the Mackenzie Valley pipeline project, announced a new, substantially higher cost estimate for the pipeline. In addition, it announced a new project schedule that does not call for a decision to construct the pipeline before 2009 nor pipeline start-up before 2014. As a result, some industry participants view a pipeline in-service date of 2012-2013 as optimistic. While this perspective may prove to be correct, MGM Energy views this as providing it with the opportunity to advance its business strategy.

Seasonal Factors

Oil and natural gas development activities, including seismic and drilling programs in the central Mackenzie Valley and Mackenzie Delta are restricted to those months of the year when the ground is frozen. Seasonal weather variations, including freeze-up and break-up, will affect access.

Reorganizations

On January 12, 2007, the Corporation completed the Arrangement. For further details, see "General Development of the Business - History".

OIL AND NATURAL GAS PROPERTIES

Description of Oil and Natural Gas Properties and Assets

The following is a description of the principal oil and natural gas properties comprising the Spinout Assets and the Ancillary Asset. Reserve amounts are stated, before deduction of royalties as at December 31, 2006, based on forecast cost and price assumptions, as set forth in the McDaniel Reports. Unless otherwise specified, all references to gross and net acres and well count information are as at December 31, 2006. See "Oil and Gas Reserves Data".

The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

The Corporation is a Calgary-based oil and gas company with a natural gas focus. The key areas of focus for the Corporation include the Mackenzie Delta and the Colville Lake area of the central Mackenzie Valley in the Northwest Territories.

Spinout Assets

MGM Energy's principal assets are the Spinout Assets. The Spinout Assets consist of:

- the rights under the MDFI Agreement respecting Mackenzie Delta, Northwest Territories Exploration Licence #394, Exploration Licence #427 and Inuvik Concession Blocks 1 and 2 (the "Farmin Properties"), covering approximately 412,500 hectares; and
- oil and gas properties in the Sahtu/Colville Lake area of the Northwest Territories covering approximately 600,000 hectares (approximately 385,000 hectares net).

The map of the Northwest Territories below depicts the Mackenzie Delta area and the Colville Lake area in the central Mackenzie Valley.


NORTHWEST TERRITORIES

The Spinout Assets were transferred from Paramount to the Corporation pursuant to the Spinout Assets Transfer Agreement which was one of the steps in the Arrangement in consideration for the issuance to Paramount of the 18.2 million Class A Preferred Shares (with a stated issue price of $5.00 per share), the issuance to Paramount of a promissory note in the principal amount of $12 million and the cancellation of an outstanding promissory note of Paramount issued to MGM Energy in an earlier step of the Arrangement.

Pursuant to the MDFI Assignment Agreement, Paramount transferred and conveyed its entire interest in the MDFI Agreement to MGM Energy.

Mackenzie Delta Farmin

MDFI Agreement

Under the MDFI Agreement, the Corporation is the operator of the Farmin Properties and can earn a staged 50% working interest in the Farmin Properties by drilling 11 wells over a period of four years. In addition, the Corporation must make the required deposit and penalty payments to the lease owners (the Crown and the Inuvialuit Regional Corporation) during that period, which may be up to $21 million, but are currently estimated to be approximately $11 million. Of the 11 wells to be drilled by MGM Energy, two wells have been drilled on the EL394 lands in the 2006/2007 winter drilling season (Kumak I-25 and Unipkat M-45). The Kumak I-25 well was cased and suspended without further testing and the Unipkat M-45 well was abandoned. Of the remaining nine wells to be drilled by MGM Energy, three wells are expected to be drilled on the EL427 or EL394 lands (with at least one well on EL427B) in the 2007/08 winter drilling season. Three wells are to be drilled on the Farmin Properties in each of the 2008/09 and 2009/10 winter drilling seasons. A 32% working interest in the Farmin Properties will be earned by the Corporation after five exploratory wells have been drilled and upon delivery of the required Drilling Termination Notice, and an additional 3% working interest in the Farmin Properties will be earned by the Corporation for each well drilled in addition to the first five exploratory wells. The Corporation may, at its option, accelerate the required drilling program.

Upon satisfying the drilling commitments under the MDFI Agreement in full, a 50% interest in the existing discovery wells, Langley K-30, Olivier H-01 and Ellice I-48, and the existing discovery lands surrounding the discovery wells, will also be earned. The existing discovery wells and the existing discovery lands are collectively referred to as the "Previous Discoveries". If the drilling commitment of 5 exploratory wells is met but the drilling commitments under the MDFI Agreement are not satisfied in full, the Corporation will earn an interest in the Farmin Properties based on the number of wells drilled, as set forth above but no interest will be earned in the Previous Discoveries. If the Corporation does not drill five exploratory wells, which is the minimum required drilling program under the MDFI Agreement, no interest in the Farmin Properties will be earned by the Corporation.

The MDFI Agreement provides for an area of mutual interest ("AMI") surrounding the Farmin Properties. The Corporation and each of the farmors have a right to participate as to 50% and 25%, respectively, in any interest acquired by any of the parties in the AMI, subject to adjustment to reflect the party's final working interest in the Farmin Properties once the Corporation has completed the drilling program under the MDFI Agreement.

Under the MDFI Agreement, the Corporation is also required to spend a total of $50 million on the acquisition of 3D seismic on the Farmin Properties or lands within 3.2 kilometres of the Farmin Properties or, if consented to by the farmors, other lands within the AMI or within 1.6 kilometres of the exterior perimeter of the AMI prior to the end of the 2011/12 winter drilling season. If the Corporation does not spend the entire $50 million required by that time, the Corporation will still earn the staged working interests in the Farmin Properties and, if all 11 wells are drilled, the 50% working interest in the Previous Discoveries; however, the Corporation will be subject to a continuing obligation to the farmors with respect to the difference between $50 million and the amount spent by the Corporation in acquiring 3D seismic. That obligation can be satisfied, at the option of the farmors, by the Corporation making payment to the farmors of 50% of the unspent amount or contributing 100% of the costs otherwise applicable to the joint venture account for the first drilling or seismic operations conducted as joint operations up to that amount.

Chevron Canada Limited was the prior operator of the Farmin Properties and under the MDFI Agreement will provide contract operator services through the 2006/07 winter drilling season to MGM Energy. MGM Energy bears the expense and risks of all operations conducted by Chevron Canada Limited in the 2006/07 winter drilling season.

Continuing Obligations of Paramount

Pursuant to the terms of the MDFI Agreement, Paramount will continue to be jointly and severally liable for the obligations of MGM Energy under the MDFI Agreement to the extent those obligations are not satisfied by MGM Energy. The Spinout Assets Transfer Agreement obligates the Corporation to satisfy all of the obligations of the farmee under the MDFI Agreement and to take whatever steps are necessary to raise sufficient funds to meet those obligations. The Spinout Assets Transfer Agreement also provides that if the Corporation is unable to satisfy its obligations under the MDFI Agreement and Paramount is required to satisfy those obligations, MGM Energy will be obligated to repay to Paramount all amounts spent by Paramount to satisfy those obligations. The amount owing to Paramount will bear interest at a rate equal to Paramount's cost of capital at the time of expenditure plus 1%, and will be secured by a charge over all of MGM Energy's assets.

The Mackenzie Delta — Overview of the Area

The Mackenzie Delta lies at the end of the Mackenzie River where it enters the Beaufort Sea, approximately 2,200 kilometres north of Calgary, Alberta. The Mackenzie Delta has been the focus of natural gas exploration since the 1960s. Several major discoveries have been made in the Mackenzie Delta during that time, with 21 onshore Significant Discovery Licenses awarded to date. There is no commercial oil or natural gas production in the Mackenzie Delta, as currently there is no pipeline or gathering system to transport production to market. See "Oil and Natural Gas Properties — Spinout Assets — Proposed Mackenzie Valley Pipeline" below.

Farmin Properties

The map below depicts the Farmin Properties (EL394, EL427 and the Inuvik parcels), the Previous Discoveries plus the lands held and discoveries made by other industry participants in the area and the proposed route of the Mackenzie Valley pipeline.


Tuktoyaktuk
Inuvik Blocks
Proposed MacKenzie Valley Pipeline
Inuvik
Aklavik
MGM Energy Corp
Mackenzie Delta Land
mgm
69°00'
68°00'
135°30'
134°00'
133°00'

EL394 expires in September 2008. Upon expiry, only discovery land defined by a successful exploration well for which a Significant Discovery License has been applied for or obtained will be retained by the lessee. EL394 covers approximately 73,155 hectares. Wells drilled by MGM Energy on the EL394 lands will target the Tertiary Taglu and Reindeer sands for natural gas at a depth of between 1,000 and 2,000 metres. The estimated cost to drill and test a well on these lands to the target depth is between $18 million and $22 million.

EL427 is comprised of EL427A, EL427B and EL427C. EL427A expires in August, 2009; EL427B expires in May, 2007, subject to extension to May, 2011 with payment of money and if certain work is completed; and EL427C expires in June, 2009, subject to extension to June, 2013 if certain work is completed. It is expected that the required work will be completed to extend each of EL427B and EL427C. Upon expiry, only discovery land defined by a successful exploration well for which a Significant Discovery License has been applied for or obtained will be retained by the lessee. EL427 covers approximately 148,577 hectares. Wells drilled by MGM Energy on the EL427 lands will target

the Tertiary Taglu and Reindeer sands for natural gas at a depth of between 700 and 2,000 metres. The estimated cost to drill and test a well on these lands to the target depth is between $18 million and $22 million.

The leases respecting Inuvik Concession Blocks 1 and 2 each have a term of 10 years expiring in August, 2010. The term of each of these leases can be extended for up to 10 years under 2 extensions at which time a portion of the leases are relinquished back to the Inuvialuit Regional Corporation. These lease extensions, to be made in 2010 for five years and 2015 for a further five years, require a cash payment of $250,000 for each five year extension on each Inuvik Concession Block. One well must be drilled on each Inuvik Concession Block approximately every five years or a penalty of $5 million must be paid for each Inuvik Concession Block on which a well was not drilled. The Inuvik Concession Block 1 lands cover approximately 90,461 hectares and the Inuvik Concession Block 2 lands cover approximately 100,369 hectares. Wells drilled by MGM Energy on the Inuvik Concession Blocks will target the Jurassic and Lower Cretaceous Parsons Lake and Kamik formations for natural gas at a depth of between 3,000 and 5,000 metres. The estimated cost to drill and test a well on these lands to the target depth is between $18 million and $24 million.

Exploration and Development to Date on the Farmin Properties

Three wells have been drilled to date on the Farmin Properties by the farmors under the MDFI. All wells were cased and tested. These wells are part of the Previous Discoveries. See "Oil and Natural Gas Properties – Spinout Assets - The Previous Discoveries" below.

Exploration and Development Plans for the Farmin Properties

MGM Energy drilled the Kumak I-25 well pursuant to the MDFI, the first well of an eleven well drilling commitment. Upon initial evaluation, the Kumak I-25 well did not appear to contain commercial quantities of hydrocarbons; therefore, MGM Energy elected to case and suspend the well. Further testing or use of the well will be evaluated by December 31, 2007. The second well of the eleven well drilling program, Unipkat M-45, was drilled and abandoned. Both wells targeted the Taglu sands.

There are ten drillable prospects and over sixty leads on the Farmin Properties land. Prospects all have 3D seismic coverage with the majority having amplitude support for natural gas. Leads are generally defined by 2D seismic or incomplete 3D seismic, requiring further seismic coverage prior to drilling.

The Previous Discoveries

The Langley and Ellice discovery wells encountered Taglu sands at 555 metres and 2,100 metres, respectively, and were production tested at rates of 18 and 34 Mmcf/d, respectively. The production test results from the Olivier well are currently confidential. Chevron Canada Limited has submitted a significant discovery application for the Langley discovery and is preparing significant discovery applications for Ellice and Olivier. All three discovery wells are suspended and will be re-entered for production.

The Mackenzie Delta — Potential Resources

The Mackenzie Evaluation estimates potential undiscovered resources in the onshore and shallow water portion of the Mackenzie Delta (which consists of approximately 2.9 million hectares) of up to 21.3 Tcf of gas in place (high case). Undiscovered resources are those quantities of oil and gas estimated on a given date to be contained in accumulations yet to be discovered.

The Mackenzie Delta — Geology

The stratigraphic column in the Mackenzie Delta can be divided into the following four major tectono-stratigraphic assemblages (based upon drilling to date, surface outcrop mapping of adjacent areas and analysis of geophysical data): Inuvikian Assemblage comprising Proterozoic (non-prospective) strata; Franklinian Assemblage comprising Cambrian to Devonian strata; Ellesmerian Assemblage comprising Mississippian to Lower Cretaceous (Hauterivian) strata; and Brookian Assemblage comprising Lower Cretaceous (Hauterivian) to Holocene strata.

The Brookian Assemblage, in particular the Kugmallit, Taglu, and Aklak sequences, has been the main focus of exploration in the Mackenzie Delta. The Brookian Assemblage can be divided into three main petroleum systems: the Jurassic and Lower Cretaceous system; the Lower Tertiary (Reindeer) system; and the Tertiary Kugmallit system. In the Mackenzie Delta region, this assemblage is 12 to 16 kilometres thick.

The Jurassic and Lower Cretaceous petroleum system includes strata from the Bug Creek Group to the Kamik formation. Overlying the Jurassic Bug Creek Group strata are sediments of the Husky formation. These deep water shales are the main source rocks for this petroleum system. They transition into shallow marine sandstones of the Martin Creek Formation. The Kamik formation is the main gas bearing horizon for the Parsons Lake field operated by ConocoPhillips.

The Lower Tertiary (Reindeer) petroleum system includes strata from the Upper Cretaceous Boundary Creek and Smoking Hills formations through to the Taglu sequence of the Reindeer formation. The Aklak and Taglu deltaic sequences are the main reservoir intervals within this system. Other probable source rocks for this system include the shales within the Upper Cretaceous to Paleocene Fish River sequence, and the shales within the Eocene Taglu and Richards sequences.

The Tertiary Kugmallit petroleum system includes strata from the Kugmallit formation through to the Iperk formation. Reservoirs in this system include sands within the Kugmallit formation and minor sands within the Akpak formation. Source rocks are the shales within the Oligocene Kugmallit sequence and Miocene Akpak sequence.

Because the Franklinian and Ellesmerian Assemblages are very deep over much of the Mackenzie Delta, they have not been the focus of exploration efforts in the Mackenzie Delta to date. These stratal groups are, however, considered prospective for hydrocarbons where they are relatively close to the surface.

Colville Lake

Colville Lake — Overview of the Area

The Colville Lake area in the central Mackenzie Valley, Northwest Territories has been the focus of natural gas exploration since the 1970s. A number of major discoveries have been made in the Colville Lake area during that time, with four Significant Discovery Licenses awarded to date. In addition, Paramount made two new discoveries (at Nogha and Maunoir) in the area. There is no commercial oil or natural gas production in the Colville Lake area or the Mackenzie Valley, as currently there is no pipeline or gathering system to transport production. See "Oil and Natural Gas Properties - Spinout Assets — Proposed Mackenzie Valley Pipeline" below.

The Colville Lake Properties

The Colville Lake properties cover approximately 600,000 hectares (approximately 385,000 hectares net) in the Mackenzie Valley, Northwest Territories. The Colville Lake properties are at:

- Nogha (Exploration Licence #426, Exploration Licence #430 and one concession agreement);
- Maunoir (Exploration Licence #399 and Exploration Licence #428);
- Turton (Exploration Licence #414);
- Kelly (Exploration Licence #424); and
- Great Bear River (Exploration Licence #440).

The Nogha, Maunoir and Turton properties are held through a 50/50 joint venture with an industry partner, and the Kelly and Great Bear River properties are wholly-owned.

At Nogha, EL426 and EL430 expire in June 2008 and May 2009, respectively. It is intended that EL426 be extended for one year at a cost of $1 million payable by MGM Energy. Upon expiry, only discovery land defined by a successful exploration well for which a Significant Discovery License has been applied for or obtained will be retained by the lessee. EL426 and EL430 cover approximately 88,365 hectares. The concession agreement regarding lands in the Colville Lake region of the Shatu settlement area has rolling five year terms, with the first term ending in January, 2011. The concession agreement lands cover approximately 59,881 hectares. At the end of each term a portion of the lands are relinquished by the lessee, with the magnitude of such portion depending on exploration success and work completed during the term. Wells drilled by MGM Energy at Nogha target the Cambrian Mount Clark and Mount Cap sands for natural gas at a depth of approximately 1,400 metres. The estimated cost to drill and test a well at Nogha to the target depth is approximately $8 million. Starting in 2011, an annual rental of approximately $300,000 will commence in respect of the concession lands.

At Maunoir, EL399 and EL428 will expire in August 2008 and May 2009, respectively. Upon expiry, only discovery land defined by a successful exploration well for which a Significant Discovery License has been applied for or obtained will be retained by the lessee. The Maunoir lands cover approximately 201,504 hectares. Wells drilled by MGM Energy at Maunoir will target the Cambrian Mount Clark sands for natural gas at a depth of approximately 1,000 metres. The estimated cost to drill and test a well at Maunoir to the target depth is approximately $8 million.

At Turton, EL414 will expire in September 2009. Upon expiry, only discovery land defined by a successful exploration well for which a Significant Discovery License has been applied for or obtained will be retained by the lessee. The Turton lands cover approximately 84,880 hectares. Wells drilled by MGM Energy at Turton will target the Cambrian Mount Clark sands for natural gas at a depth of between 1,500 and 2,000 metres. The estimated cost to drill and test a well at Turton to the target depth is approximately $8 million.

At Kelly, EL424 has a first term of four years expiring in June 2008, subject to extension to June 2012 if certain work is completed. Upon expiry, only discovery land defined by a successful exploration well for which a Significant Discovery License has been applied for or obtained will be retained by the lessee. The Kelly lands cover approximately 80,608 hectares. Wells drilled by MGM Energy at Kelly will target the Cambrian Mt. Clark sands for natural gas at a depth of between 1,500 and 2,000 metres. The estimated cost to drill and test a well at Kelly to the target depth is approximately $8 million.

At Great Bear River, EL440 has a first term of four years expiring in May 2010, subject to extension to May, 2014 if certain work is completed. Upon expiry, only discovery land defined by a successful exploration well for which a Significant Discovery License has been applied for or obtained will be retained by the lessee. The Great Bear River lands cover approximately 87,872 hectares. Wells drilled by MGM Energy at Great Bear River will target the Devonian carbonates and Cambrian sandstones for natural gas. The estimated cost to drill and test a well at Great Bear River is between $5 million and $10 million.

Exploration and Development to Date on the Colville Lake Properties

Ten wells have been drilled to date (four at Nogha, four at Maunoir and two at Turton), eight of which have been cased and suspended and two of which have been abandoned. Approximately $82.2 million in net capital expenditures have been made to date by Paramount on the Colville Lake properties.

Exploration and Development Plans for the Colville Lake Properties

Several prospects and leads have been identified through 2D seismic in the Colville Lake area. Current mapping indicates good gas potential in the immediate area of the Nogha discovery as well as in the surrounding basal Cambrian Sandstone strata.

In 2007/08 the Corporation intends to shoot seismic in the Kelly and Nogha areas at an estimated cost of $15 million, defining drilling for the 2008/09 winter drilling season.

Previous Discoveries on the Colville Lake Properties

Discoveries have been made by Paramount at Nogha and Maunoir. The Nogha C-49 and M-17 discovery wells were production tested at combined rates from the Mount Clark A and C zones of 5.1 and 3.5 Mmcf/d, respectively. The Maunoir C-34 discovery well was production tested at 235 bbls/d of oil.

Colville Lake — Potential Resources

The Mackenzie Evaluation estimates potential undiscovered resources for the Colville Lake Cambrian sandstone, which covers approximately 5.3 million hectares in the Mackenzie Valley, of up to 8.6 Tcf of gas in place (high case). Undiscovered resources are those quantities of oil and gas estimated on a given date to be contained in accumulations yet to be discovered.

An evaluation of the potential resources of the Nogha property at Colville Lake, conducted by McDaniel, estimates the potential raw contingent resources of the property to be approximately 181.5 Bcf (high case). The evaluation is as of December 31, 2006.

The table below summarizes the estimated volumes of raw contingent resources attributable to the Nogha property at Colville Lake, net to MGM Energy. The estimates presented are in accordance with the definitions and guidelines in the COGE Handbook and NI 51-101.

Raw Contingent Resources(1) (Bcf) (Estimate)(2)		
Low	Best	High
15.3	55.7	181.5

Notes:

(1) Raw contingent resources are those quantities of produced gas prior to processing (which would extract saleable volumes of natural gas liquids and/or other gases) estimated to be potentially recoverable from known accumulations but are classified as a resource rather than a reserve due to: lack of pipeline infrastructure, making the project uneconomic on a stand alone basis; potential regulatory issues with respect to the construction of the pipeline and facility infrastructure; lack of demonstrated intent to bring the volumes to market within a specific time frame; and insufficient drilling or technical data to be able to accurately estimate total pool productivity. Estimates are shown before the deduction of royalties.

(2) A low estimate is a conservative estimate of the quantity that will actually be recovered from the accumulation; a best estimate is the best estimate of the quantity that will actually be recovered from the accumulation; and a high estimate is an optimistic estimate of the quantity that will actually be recovered from the accumulation.

Colville Lake — Geology

The primary exploration target in the northern Sahtu area of the Mackenzie Valley near Colville Lake is the Cambrian-aged Mount Clark formation sandstones. Overlying the Mount Clark formation are sandstones, siltstones, shales, thin limestone and dolostone of the Mount Cap formation. The Mount Cap formation ranges in thickness from 70 metres to over 920 metres. Up to 200 metres of evaporitic sediments and variegated shales of the Saline River formation overly the Mount Cap formation, with the Saline River formation being beneath the late Cambrian to early Ordivician carbonate of the Franklin Mountain formation. The Franklin Mountain formation lies beneath the middle Devonain Bear Rock, Hume and Rampart-Kee Scarp formations and the Cretaceous sand and shales of the Slater River formation.

Proposed Mackenzie Valley Pipeline

The Mackenzie Valley pipeline is a proposed 1,220 kilometre pipeline and gathering system to transport natural gas from existing and currently undiscovered natural gas fields in the Mackenzie Delta through the Mackenzie Valley to connect northern onshore gas fields with North American markets.

Imperial Oil Resources Ventures Limited, on behalf of itself and ConocoPhillips Canada (North) Limited, Shell Canada Limited, ExxonMobil Canada Properties and the Aboriginal Pipeline Group, has submitted applications to the NEB for regulatory approvals required for the Mackenzie Valley pipeline as well as applications to the boards, panels and agencies responsible for assessing and regulating energy developments in the Northwest Territories. Applications were submitted beginning in April 2005. Approvals in respect of the required applications are required before fieldwork can begin on the Mackenzie Valley pipeline. Such approvals include permits to develop and operate the pipeline's infrastructure, such as construction camps, access roads, pipeline rights-of-way, storage areas and granular queries, as well as land and water use permits needed for pipeline construction and operation.

Preliminary plans target construction of the pipeline over four years once all necessary permits, licences and authorizations have been obtained.

Production Transportation Plans

Paramount has publicly stated that it supports the construction of the Mackenzie Valley pipeline and has been involved in certain of the hearings in respect of the pipeline. MGM Energy has adopted the statements and evidence of Paramount in this regard. MGM Energy intends to discuss the transportation of its natural gas via the Mackenzie Valley pipeline and related gathering system, if approved and constructed, with Imperial Oil Resources Ventures Limited. MGM Energy will need to construct additional facilities in respect of certain of its properties in order to utilize the Mackenzie Valley pipeline and related gathering system, if approved and constructed.

If the construction of the Mackenzie Valley pipeline and related gathering system is deferred, delayed or not approved, the Corporation will examine its available options to transport its natural gas to market, including the staged construction by the Corporation or the support by the Corporation for the construction by others of alternate pipeline and gathering systems.

OIL AND GAS RESERVES DATA

Ancillary Asset

The Ancillary Asset was transferred from Paramount to the Corporation under the Arrangement pursuant to the Ancillary Asset Transfer Agreement on January 12, 2007. The sale price for the Ancillary Asset was $5 million, which was satisfied by the cancellation of a $5 million promissory note issued by Paramount to the Corporation pursuant to the Arrangement. Under the Ancillary Asset Transfer Agreement, Paramount has the option to reacquire the Ancillary Asset from the Corporation for the same price, provided that at the time of such acquisition the Corporation has proved developed reserves with a net present value (on a constant price basis) of not less than $3 million discounted at 20% or would otherwise then meet the TSX's initial listing requirements and provided further that such acquisition would not result in the delisting from the TSX of any of the Corporation's securities or the Corporation being in default of any of the TSX's listing maintenance requirements.

The Ancillary Asset consists of one well in the Cameron Hills area of the southern portion of the Northwest Territories. The Corporation is the operator of the well and has an 88% interest in the well. The well had test production from the Sulphur Point formation at rates of 100 to 150 bbls/d in 2003 with minor amounts of associated gas, but is not currently producing. If additional facilities are constructed, production from the well can be tied into an existing pipeline approximately one kilometre away, with production to be sent via such pipeline to a battery at Bistcho Lake approximately 70 kilometres away.

The tables below summarize the crude oil, natural gas liquids ("NGL") and natural gas reserves related to the Ancillary Asset of the Corporation and the present worth of future net cash flows associated with such reserves effective as at December 31, 2006, as evaluated by McDaniel in a report dated February 26, 2007 based on constant price assumptions and have been extracted from the McDaniel Reports. The McDaniel Reports have been prepared in accordance with the standards contained in the COGE Handbook and the reserves definitions set out by the Canadian Securities Administrators in NI 51-101 and the COGE Handbook. The tables summarize the data contained in the McDaniel Reports and, as a result, may contain slightly different numbers than the McDaniel Reports due to rounding. **All future cash flows are stated prior to provision for indirect costs and lease reclamation costs (other than well abandonment costs associated with existing wells and wells to be drilled in**

the future that have been assigned reserves) and after deduction of royalties and estimated future capital expenditures.

It should not be assumed that the present worth of estimated future cash flows shown below is representative of the fair market value of the reserves. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of MGM Energy's crude oil, NGL and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and NGL reserves may be greater than or less than the estimates provided herein. In the various reserves related tables included herein, columns may not add due to rounding.

The Ancillary Asset was acquired by MGM Energy to ensure that MGM Energy met the minimum listing requirements of the TSX. MGM Energy has no plans in 2007 to tie in or produce the Ancillary Asset.

All of MGM Energy's crude oil, NGL and natural gas reserves are located within Canada.

The following table summarizes the reserves evaluated at December 31, 2006 using constant prices and costs.

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
As of December 31, 2006

CONSTANT PRICES AND COSTS

	Light and Medium Oil		Natural Gas		Natural Gas Liquids	
Reserves Category	Gross[1] (Mbbls)	Net[2] (Mbbls)	Gross[1] (Mmcf)	Net[2] (Mmcf)	Gross[1] (Mbbls)	Net[2] (Mbbls)
PROVED[3]						
Proved Developed Producing[4]	—	—	—	—	—	—
Proved Developed Non-Producing[5]	74	74	599	598	2	2
Proved Undeveloped[6]	—	—	—	—	—	—
TOTAL PROVED	74	74	599	598	2	2
TOTAL PROBABLE[7]	25	25	200	199	1	1
TOTAL PROVED PLUS PROBABLE	99	98	799	797	3	3

Net Present Values of Future Net Revenue Based on Constant Prices and Costs

	BEFORE DEDUCTING INCOME TAXES DISCOUNTED AT				
Reserves Category	0% ($000s)	5% ($000s)	10% ($000s)	15% ($000s)	20% ($000s)
PROVED[3]					
Proved Developed Producing[4]	—	—	—	—	—
Proved Developed Non-Producing[5]	5,042	4,284	3,678	3,189	2,790
Proved Undeveloped[6]	—	—	—	—	—
TOTAL PROVED	5,042	4,284	3,678	3,189	2,790
TOTAL PROBABLE[7]	1,694	1,249	938	718	559
TOTAL PROVED PLUS PROBABLE	6,736	5,533	4,616	3,907	3,349

Notes:

(1) Gross reserves includes the working interest reserves before deduction of royalties payable to others.

(2) Net reserves is gross reserves after deducting royalties payable to others.
(3) "Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.
(4) "Developed Producing" reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.
(5) "Developed Non-Producing" reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.
(6) "Undeveloped" reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production.
(7) "Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.
(8) Numbers may not add due to rounding.

Crude Oil and NGLs Constant Prices Used in Estimates

Crude Oil			Natural Gas	Natural Gas Liquids Edmonton Reference Price ($/Bbl)			
West Texas Intermediate	Edmonton Light Crude	Bow River at Hardisty	Field Gate	Propane	Field Butane	NGL Mix	Natural Gasoline & Condensates
(U.S.$/Bbl)	($/Bbl)	($/Bbl)	($/MMBtu)				
61.05	67.06	49.66	5.93	36.80	49.10	48.10	71.99

INDUSTRY CONDITIONS

The oil and natural gas industry is subject to extensive controls and regulations governing its operations (including land tenure, exploration, development, production, refining, transportation and marketing) imposed by legislation enacted by various levels of government and, with respect to pricing and taxation of oil and natural gas, by agreements among the Government of Canada and the Northwest Territories, all of which should be carefully considered by investors in the oil and gas industry. It is not expected that any of these controls or regulations will affect the operations of MGM Energy in a manner materially different than they would affect other oil and gas companies of similar size. All current legislation is a matter of public record and MGM Energy is unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry in Canada.

Government Regulation

The oil and natural gas industry is subject to extensive controls and regulations imposed by various levels of government. Regulatory approvals must be obtained before drilling wells or constructing facilities. Failure to obtain such approvals on a timely basis could result in delays or abandonment of projects and increased costs. Although it is not expected that any of these controls or regulations will affect the operations of MGM Energy in a manner materially different than they would affect other Canadian oil and natural gas companies of similar size exploring and operating in the Northwest Territories, these controls and regulations should be considered carefully by those investing in the oil and gas industry. All current legislation is a matter of public record and MGM Energy is unable to predict what additional legislation or amendments may be enacted.

Land Tenure & Production Rights Processes

Federal Crown Lands

Crude oil and natural gas located in the Northwest Territories is owned predominantly by the Government of Canada. The federal government grants rights to explore for and produce oil and natural gas pursuant to licences issued for varying terms and on varying conditions as set forth in federal legislation and by the parties themselves. Such conditions may include, but are not limited to, obligations to drill wells or produce petroleum substances.

Oil and natural gas rights in lands owned by the federal government within the Northwest Territories are initially obtained by way of an Exploration Licence. EL's are issued through a bid process and generally incorporate the terms and conditions set out in the bid. EL's may be issued for non-renewable terms of up to and including 9 years, subject to extensions where the drilling of a well is in progress. Where the holder of an EL makes a significant discovery, as determined by the NEB, they may apply for and be issued a "declaration of significant discovery" from the NEB. Upon the issuance of the declaration of significant discovery, the holder of the EL may apply for and be issued a significant discovery license (an "SDL") which will remain in effect for so long as the declaration of significant discovery continues. The area covered by an SDL may vary in accordance with amendments to the declaration of significant discovery. Both ELs and SDLs provide the holder with the right to explore for and the exclusive right to drill and test for petroleum, the exclusive right to develop the lands in order to produce petroleum and the exclusive right to obtain a production licence for the lands once a declaration of commercial discovery has been made by the NEB.

Where a declaration of commercial discovery has been made by the NEB, the holder of the EL or SDL may then apply for and shall be issued a production licence ("PL"). PLs are issued for a term of 25 years, subject to the continuance of the certificate of commercial discovery, and are automatically extended for such time thereafter as commercial production continues. PLs provide the same rights as ELs and SDLs along with the exclusive right to produce petroleum and title to the petroleum so produced. Where commercial production has not commenced on any portion of the commercial discovery area, an order may be issued requiring production from such portion or else forfeiture of that portion from the commercial discovery area. The area covered by the PL may vary in accordance with amendments to the commercial discovery area.

Concession Agreement Lands

Oil and natural gas located in the Northwest Territories can also be privately owned and rights to explore for and produce such oil and natural gas are granted by leases and concession agreements on such terms and conditions as may be negotiated between the parties themselves.

Pursuant to agreements made between First Nations and the Government of Canada, First Nations have been granted title to certain lands in the Northwest Territories, in fee simple, including mines and minerals within, upon or under such lands. As such, various Northwest Territories' lands, which include lands associated with the Spinout Assets, are now owned by First Nations organizations.

In order to obtain the right to explore and produce minerals within these lands, corporations enter into oil and gas concession agreements with the owner (or its designated organization) of the lands. In particular, a portion of the Spinout Assets are subject to concession agreements with First Nations organizations.

Generally, such concession agreements function similar to oil and gas leases, whereby the lessor, as the legal owner, grants the lessee certain rights to explore for and produce oil and gas, subject to the specific terms of the concession agreement.

Typically, upon entering into the concession agreement, the lessee is granted the right to explore and produce oil and gas from the land, for an initial term, followed by potential renewable terms. All lease terms are subject to various drilling and payment obligations, which if not satisfied by the lessee, may result in, without limitation, the termination of certain rights, the surrendering of specific portions of the leased land, payment penalties and/or termination of the agreement.

The grant to the lessee is also subject to the payment of royalties to the lessor based on production from the leased lands or revenues from production from the leased lands. Typically, the royalty procedure and calculation is comparable to the Crown royalty calculation, stated below. More specifically, the royalty rates vary (most often escalate) with the length of time a well or production unit has been producing. After a well or production unit has been producing for a specified period of time, or in some instances at the time a well "pays out", the royalty will most often become fixed at a certain percentage. Furthermore, it is common for the lessor to have a right to acquire a working interest in the leased lands, or a right to convert the royalty interest to a working interest in the leased lands.

In addition, the lessee is often contractually obligated to consult with the lessor and associated First Nations

representatives and to commit to community support incentives such as first consideration for employment, training and business opportunities; support and utilization of local business; development of employment opportunity procedures and development training plans etc.

Pricing and Marketing — Natural Gas

In Canada, the price of natural gas sold domestically and internationally is determined by negotiation between buyers and sellers. Such price depends, in part, on natural gas quality, prices of competing natural gas and other fuels, distance to market, access to downstream transportation, length of contract term, weather conditions, the value of refined products and the supply/demand balance and other contractual terms. Natural gas exported from Canada is subject to regulation by the NEB and the Government of Canada. Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts must continue to meet certain criteria prescribed by the NEB and the Government of Canada. Natural gas exports for a term of less than two years or for a term of two to 20 years (in quantities of not more than 30 Mcf/d), must be made pursuant to an NEB order. Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 25 years) or a larger quantity requires an exporter to obtain an export licence from the NEB and the issue of such a licence requires the approval of the Governor in Council.

Pricing and Marketing — Oil

In Canada, producers of oil negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. The price depends in part on oil quality, prices of competing fuels, distance to market, the value of refined products and the supply/demand balance and other contractual terms. Oil exports may be made pursuant to export contracts with terms not exceeding one year in the case of light crude, and not exceeding two years in the case of heavy crude, provided that an order approving any such export has been obtained from the NEB. Any oil export to be made pursuant to a contract of longer duration (to a maximum of 25 years) requires an exporter to obtain an export licence from the NEB and the issue of such a licence requires the approval of the Governor in Council of Canada.

Royalties and Incentives

The royalty regime is a significant factor in the profitability of oil and natural gas production. Royalties payable on production from lands other than Crown lands, such as lands held privately in fee simple or lands held by First Nations groups, are determined by negotiations between the mineral owner and the lessee. Crown royalties are determined by government regulation and are generally calculated as a percentage of the value of the gross production, and the rate of royalties payable generally depends in part on well productivity, geographical location, production and marketing costs and the type or quality of the petroleum product produced. Additionally, other royalties and royalty-like interests are occasionally carved out of the working interest owner's interest through non-public transactions. These are often referred to as overriding royalties, gross overriding royalties, net profits or net carried interests.

Federal land in the Northwest Territories is categorized as "frontier lands" under the *Canada Petroleum Resources Act* (Canada) (the "CPRA"). Pursuant to the CPRA, royalties on petroleum and natural gas production from frontier lands are reserved for Canada's federal government. There are no royalties payable directly to the government of the Northwest Territories.

The calculation of federal Crown royalties on frontier lands is governed by the *Frontier Lands Petroleum Royalty Regulations* (Canada). Under these regulations, royalties are payable to the federal Crown once production from project lands has commenced (which is the time at which the petroleum products become marketable). Royalties are not payable during the pre-production period when activities such as exploration, testing, and drilling are being conducted.

Prior to payout, (payout means the point where the cumulative adjusted gross revenues of the interest holder in relation to the project exceeds the adjusted cumulative cost base of the interest holder in relation to the project) royalties are payable on a graduated monthly basis. For the first 18 months after production has commenced, 1% of gross revenues are payable to the Crown; for the 19th to the 36th month after the commencement of production, 2%

of gross revenues are payable to the Crown; for the 37th to 54th month after production has commenced, 3% of gross revenues are payable to the Crown; for the 55th to the 72nd month after production has commenced, 4% of gross revenues are payable to the Crown; and from the 73rd month after production commences until payout has been achieved, 5% of gross revenues are payable to the Crown. The capital remaining in the payout account receives a capital cost allowance of the long-term Government of Canada bond rate plus 10% added annually to the account.

Once payout has been achieved, royalties to the Crown continue to be paid on a monthly basis. The post-payout Crown royalty payable will be the greater of thirty percent of net revenues or five percent of gross revenues of the project.

Royalties payable to the First Nations organizations under the Spinout Assets lands covered by the concession agreements are similar to those payable to the Crown.

Environmental Regulation

The oil and natural gas industry is currently subject to environmental regulation pursuant to provincial, territorial and federal legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances produced or utilized in association with certain oil and natural gas industry operations. In addition, legislation requires that well, pipeline and facility sites be abandoned and reclaimed to the satisfaction of the applicable regulatory authority. A breach of such legislation may result in the imposition of fines and penalties, the revocation of necessary licenses and authorizations and civil liability for pollution damage.

In the Northwest Territories, environmental compliance is governed by the *Environmental Protection Act* (Northwest Territories) (the "EPA"), the *Environmental Rights Act* (Northwest Territories) (the "ERA"), the *Canadian Environmental Assessment Act* (Canada) (the "CEAA"), the *Canadian Environmental Protection Act, 1999* (Canada) (the "CEPA") and the *Canada Oil and Gas Operations Act* (Canada) (the "COGOA"), all of which impose certain environmental responsibilities on oil and natural gas operators and working interest holders in the Northwest Territories and impose penalties for violations.

In 1994, the United Nations' Framework Convention on Climate Change came into force and three years later led to the Kyoto Protocol which requires participating countries, upon ratification, to reduce their emissions of carbon dioxide and other greenhouse gases ("GHG"). Canada ratified the Kyoto Protocol in late 2002 and as a result is obligated to set legally binding limits on GHG emissions. On October 19, 2006, the Canadian federal government introduced into Parliament the *Clean Air Act* ("Bill C-30") and released its accompanying Notice of Intent to Develop and Implement Regulations and Other Measures to Reduce Air Emissions, (the "Notice"). Bill C-30 and the Notice are intended to reflect the Government's "made in Canada" approach to Canada's Kyoto Protocol obligations and reduce air pollutants and GHG emissions in Canada. Bill C-30 does not expressly include emission reduction targets. However, the Notice provides for sector emission intensity based targets for GHGs to come into effect by the end of 2010 and for long term GHG emission reduction targets to be met by 2050. The National Round Table on the Environment and Economy is charged with advising the federal government of Canada on these targets.

MGM Energy will be committed to meeting its responsibilities to protect the environment wherever MGM Energy operates or holds working interests and anticipates making increased expenditures of both a capital and expense nature as a result of increasingly stringent laws relating to the protection of the environment. MGM Energy will be taking such steps as required to ensure compliance with the EPA, ERA, CEAA, CEPA, COGOA and Bill C-30, should it become law. MGM Energy believes that it is reasonably likely that the trend in environmental legislation and regulation will continue towards stricter standards and that this could lead to increased capital expenditures and operating costs.

RISK FACTORS

The following is a summary of certain risk factors relating to the Corporation and the ownership of the Corporation's securities. These risk factors should be carefully considered.

Absence of Infrastructure to Transport the Corporation's Production

Due to the location of the Spinout Assets, there is no infrastructure currently available to transport oil, natural gas and NGLs from the Corporation's existing and future wells to market. While the Mackenzie Valley pipeline and related gathering system, which would enable the Corporation to transport its oil, natural gas and NGLs to market either with or without additional infrastructure being built by the Corporation, has been proposed and is currently the subject of regulatory hearings, there is no guarantee that it will be completed on a timely basis or at all. The Corporation's ability to market its oil, natural gas and NGLs, and therefore receive payment for its production, depends upon MGM Energy's ability to transport its oil, natural gas and NGLs to market. If the Corporation is unable to transport its oil, natural gas and NGLs to market within a reasonable time, the value of its assets, and therefore of the Common Shares, will be materially affected.

Exploration Risks

The exploration of the Corporation's oil and gas properties involves a high degree of risk that no production will be obtained or that the production obtained will be insufficient to recover drilling and completion costs. The costs of drilling, completing and operating wells are uncertain to a degree. Cost overruns can adversely affect the economics of the Corporation's exploration programs and projects. In addition, the Corporation's drilling plans may be curtailed, delayed or cancelled as a result of numerous factors, including, among others, equipment failures, weather or adverse climate conditions, shortages or delays in obtaining qualified personnel, shortages or delays in the delivery of or access to equipment, necessary regulatory or other third party approvals and compliance with regulatory requirements.

Wells to be Drilled by the Corporation are Very Costly

Wells to be drilled by the Corporation on the Spinout Assets an estimated to cost approximately $8 million to $24 million per well, but may exceed that amount. Accordingly, if the Corporation is unsuccessful on a number of wells, it may result in a material adverse affect on MGM Energy's assets, prospects and financial condition. Additionally, if the Corporation is not successful on the first few wells drilled on the MDFI Agreement lands, MGM Energy may determine not to drill a total of five wells on these lands and, as a result, would not earn any interest in these lands pursuant to the terms of the MDFI Agreement.

Operational Matters

The ownership and operation of oil and natural gas wells, pipelines and facilities involves a number of operating and natural hazards which may result in blowouts, environmental damage and other unexpected or dangerous conditions resulting in damage to the Corporation's properties and possible liability to third parties. The Corporation intends to employ prudent risk management practices and maintain suitable liability insurance, where available. The Corporation may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Costs incurred to repair such damage or pay such liabilities could have a material adverse effect on the Corporation, its operations and financial condition.

Availability of Equipment and Qualified Personnel and Related Costs

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment and qualified personnel in the particular areas where such activities will be conducted. Demand for such limited equipment and qualified personnel may affect the availability of such equipment and qualified personnel to MGM Energy and may delay the Corporation's exploration and development activities. In addition, the costs of qualified personnel and equipment in the area where the Spinout Assets are located are very high due to the availability of, and demands for, such qualified personnel and equipment in the area.

Resource Estimates

The resource estimates in respect of certain of the Spinout Assets and the area in which the Spinout Assets are located are only estimates and the ultimate resources may be significantly less than the estimates. Estimates of resources depend in large part upon the reliability of available geological and engineering data. Geological and

engineering data are used to determine the probability that a reservoir of oil and/or natural gas exists at a particular location, and whether, and to the extent to which, such hydrocarbons are recoverable from the reservoir.

Insufficient Proceeds from Exercise of Warrants and Need for Additional Financings

MGM Energy requires the proceeds from the exercise of the Warrants, and will require additional financing, in order to carry out its proposed exploration and development activities. The Corporation may not receive sufficient proceeds from the exercise of the Warrants to carry out its exploration and development activities to the end of the 2007/2008 winter drilling season as currently anticipated. If insufficient proceeds are received from the exercise of the Warrants, the Corporation will have to obtain additional financing earlier than anticipated. The Corporation may not be able to obtain financing on terms acceptable to the Corporation or at all. Failure to obtain required financing on a timely basis could cause the Corporation's interest in its properties to be lost or reduced and may have a material adverse effect on the Corporation's operations and financial condition.

Volatility of Commodity Prices

Oil and natural gas prices fluctuate significantly in response to regional, national and global supply and demand factors beyond the control of the Corporation. Political and economic developments around the world can affect world oil and natural gas supply and prices. Any prolonged period of low oil and natural gas prices could result in a decision by the Corporation to suspend or terminate exploration, as it may become uneconomic to explore for and/or produce oil or natural gas at such prices.

Environmental Concerns

The oil and natural gas industry is subject to environmental regulations pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or other penalties. See "Industry Conditions — Environmental Regulation". Should the Corporation be unable to fully fund the cost of remedying an environmental problem, MGM Energy might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy.

Seasonality and Climate

The Spinout Assets are only accessible when the ground is frozen. Accordingly, a mild winter may result in limited access and, as a result, reduced operations or a cessation of operations.

In addition, the Spinout Assets are located in the far north of Canada where the climate can be very cold and harsh. Extreme cold or other harsh weather such as blizzards can result in additional costs and delays to the Corporation's exploration programs.

No Operational History

The Corporation was only recently organized and has no history of operations.

Competition

There is strong competition relating to all aspects of the oil and natural gas industry. The Corporation will actively compete for capital, skilled personnel, access to rigs and other equipment, access to processing facilities and pipeline and refining capacity and in all other aspects of its operations with a substantial number of other organizations, many of which will have greater technical and financial resources than the Corporation.

Potential Conflicts of Interest

Certain conflicts of interest could arise as a result of the relationship between Paramount and MGM Energy. Two of the directors of MGM Energy are directors of Paramount, and one officer of the Corporation is also an officer of Paramount. In addition, the Corporation will be dependent on Paramount for administrative, operating and other services pursuant to the Services Agreement. The directors and officers of Paramount and the Corporation have fiduciary duties to manage Paramount and the Corporation, respectively, in a manner beneficial to Paramount and

MGM Energy, respectively. The duties of the directors and officers of Paramount and the Corporation may come into conflict.

Current members of the Board of Directors are directors or officers of corporations which are in competition to the interests of the Corporation. No assurances can be given that opportunities identified by such board members will be provided to the Corporation.

PRINCIPAL SHAREHOLDERS

MGM Energy is authorized to issue an unlimited number of Common Shares. As at March 29, 2007, there were 35,226,834 Common Shares and 14,194,121 Longer Term Warrants issued and outstanding. Each Common Share carries the right to one vote at any meeting of MGM Energy Shareholders. As at March 29, 2007, to the knowledge of the directors and senior officers of MGM Energy, the only persons or companies who beneficially own, directly or indirectly, or exercise control or direction over, Common Shares carrying more than 10% of the voting rights attached to all issued and outstanding Common Shares (on a non-diluted basis) were:

Name	Type of Ownership	Number of Common Shares	% of Common Shares
Paramount Resources Ltd.	Legal/Beneficial	18,200,000	51.7%
Clayton H. Riddell[2]	Legal/Beneficial	8,221,710	23.3%
CDS & Co.[1]	Legal	7,463,528	21.2%

Notes:

(1) Beneficial ownership is not known to MGM Energy.
(2) The information as to beneficial ownership of the Common Shares not being within the knowledge of the Corporation has been furnished by Mr. Clayton H. Riddell.

DIRECTORS AND OFFICERS

The Corporation's articles provide that the Corporation must have a minimum of three and a maximum of twelve directors. The Corporation's directors will be elected annually by the Corporation's shareholders, with the Board of Directors having the ability to appoint additional directors between annual meetings of shareholders in accordance with the Corporation's by-laws and the ABCA.

Directors and Officers of the Corporation

As at December 31, 2006, the directors of the Corporation were Messrs. James H. T. Riddell, Charles E. Morin and Bernard K. Lee. Pursuant to the Arrangement, the Board was reconstituted, as set forth below.

The name, municipality of residence, position and offices held with the Corporation and principal occupations for the prior five years of each of the directors and senior officers of the Corporation are as follows:

Name and Municipality of Residence	Present Position(s) with MGM Energy	Director Since[1]	Principal Occupation in Past Five Years
Clayton H. Riddell[4][9] Calgary, Alberta	Director and Chief Executive Officer	January 11, 2007	Chief Executive Officer of Paramount.
James H. T. Riddell Calgary, Alberta	Executive Chairman	October 31, 2006	President and Chief Operating Officer of Paramount since June 2002; prior thereto held various positions with Paramount.

Name and Municipality of Residence	Present Position(s) with MGM Energy	Director Since[(1)]	Principal Occupation in Past Five Years
Henry W. Sykes[(3)(10)] Calgary, Alberta	President and Director	January 11, 2007	President of MGM Energy since January 12, 2007; prior thereto, from March 2001 to March 2006, President of ConocoPhillips Canada.
Bernard K. Lee[(7)(8)(9)] Calgary, Alberta	Chief Financial Officer	N/A	Chief Financial Officer of Paramount since 2003; prior thereto, various senior positions with Alberta Energy Company Ltd. and its successor EnCana Corporation.
Gary L. Bunio[(11)] Calgary, Alberta	Vice President and Chief Operating Officer	N/A	Vice President and Chief Operating Officer of MGM Energy since January 11, 2007; prior thereto Manager, Heavy Oil and Sahtu Development of Paramount; prior thereto various senior positions with EnCana Corporation and PanCanadian Energy Corporation.
Nancy F. Dilts[(12)] Calgary, Alberta	Vice President, Legal & Regulatory and Corporate Secretary	N/A	Vice President, Legal & Regulatory and Corporate Secretary of MGM Energy since March 19, 2007; prior thereto, from 2002 to 2007, Vice President General Counsel of ConocoPhillips Canada; prior thereto, General Counsel of Conoco Canada.
Michael N. Chernoff[(3)(5)(6)] Vancouver, British Columbia	Director	January 11, 2007	Corporate Director
Daryl H. Gilbert[(2)(5)(6)] Calgary, Alberta	Director	January 11, 2007	Corporate Director; prior thereto, from 1994 to 2005, President and Chief Executive Officer of Gilbert Laustsen Jung Associates Ltd.
Robert B. Hodgins[(2)(4)(6)] Calgary, Alberta	Director	January 11, 2007	Corporate Director; prior thereto, from 2002 to 2004, Chief Financial Officer of Pengrowth Energy Trust.

Name and Municipality of Residence	Present Position(s) with MGM Energy	Director Since[(1)]	Principal Occupation in Past Five Years
Robert B. Peterson[(3)(5)(6)] Aurora, Ontario	Director	January 11, 2007	Corporate Director
Robert R. Rooney[(2)(4)(6)] Calgary, Alberta	Director	January 11, 2007	Corporate Director; prior thereto, until November 2005, partner with the law firm of Bennett Jones LLP.

Notes:

(1) All of the directors of the Corporation have been appointed to hold office until the next annual general meeting of shareholders or until their successors are duly elected or appointed, unless their office was earlier vacated.
(2) Member of Audit Committee.
(3) Member of Compensation Committee.
(4) Member of Corporate Governance Committee.
(5) Member of Environmental, Health and Safety Committee.
(6) Independent Director.
(7) Appointed as Chief Financial Officer on October 31, 2006.
(8) Served as a director of the Corporation as at December 31, 2006. Pursuant to the Arrangement, Bernard K. Lee resigned as a director and continued with MGM Energy as Chief Financial Officer.
(9) This individual also holds the same position with Paramount.
(10) Appointed as President as of January 12, 2007.
(11) Appointed as Vice President and Chief Operating Officer as at January 11, 2007.
(12) Appointed as Vice President, Legal & Regulatory and Corporate Secretary as of March 19, 2007.

Committees of the Board of Directors

The Board of Directors has appointed an audit committee, a compensation committee, a corporate governance committee and an environmental, health and safety committee, each consisting of three directors. The members of each of the committees are comprised entirely of independent directors, other than the Compensation Committee and the Corporate Governance Committee, which have a majority of independent directors. The Board of Directors may from time to time establish additional committees. The mandates of each of the committees have been established and are in compliance with applicable legal and regulatory requirements.

As at March 30, 2007, the directors and executive officers of the Corporation, as a group, beneficially own, directly or indirectly, or exercise control or direction over, 8,779,347 Common Shares (approximately 24.9% of the issued and outstanding Common Shares) and 7,377,285 Longer Term Warrants (approximately 52.0% of the outstanding Longer Term Warrants). The information as to Common Shares and Longer Term Warrants beneficially owned, not being within the knowledge of the Corporation, has been furnished by the respective individuals.

Conflicts of Interest and Fiduciary Duties

Certain conflicts of interest could arise as a result of the relationship between Paramount and MGM Energy. Two of the directors of MGM Energy are directors of Paramount, and one officer of MGM Energy is also an officer of Paramount. In addition, MGM Energy will be dependent on Paramount for administrative, operating and other services pursuant to the Services Agreement. The directors and officers of Paramount and MGM Energy have fiduciary duties to manage Paramount and MGM Energy, respectively, in a manner beneficial to Paramount and MGM Energy, respectively. The duties of the directors and officers of Paramount and MGM Energy may come into conflict. Such conflicts will be resolved in accordance with the ABCA, where applicable. For more information regarding Paramount's relationship to MGM Energy, see "Services Agreement" and "Principal Shareholders".

There are potential conflicts of interest to which the directors and officers of MGM Energy will be subject in connection with the operations of MGM Energy. In particular, certain of the directors and officers of MGM Energy are involved in director positions with other oil and gas companies whose operations may, from time to time, be in direct competition with those of MGM Energy or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of MGM Energy.

Certain directors of the Corporation are associated with other companies, including Paramount, which may give rise to conflicts of interest. In accordance with the ABCA, directors who have an interest in a material contract or a material transaction, whether made or proposed, with the Corporation are required, subject to certain exceptions, to disclose the nature and extent of the interest. A director required to disclose such interest shall abstain from voting on any resolution to approve the contract or transaction, except as otherwise permitted by the ABCA. In addition, each director is required to act honestly and in good faith with a view to the best interests of the Corporation.

Certain directors of the Corporation have either other employment or other business or time restrictions placed on them and accordingly, these directors of the Corporation will only be able to devote part of their time to the affairs of the Corporation.

Cease Trade Orders or Bankruptcies

No director, officer or controlling shareholder of the Corporation has or is, within the past ten years, been a director or officer of any other issuer that, while that person was acting in that capacity:

(a) was the subject of a cease trade or similar order or an order that denied the issuer access to any statutory exemptions under Canadian securities legislation for a period of more than 30 consecutive days;

(b) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the relevant issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days; or

(c) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets,

except that Mr. James H.T. Riddell was a director of Jurassic Oil and Gas Ltd. ("Jurassic"), a private oil and gas company, within one year prior to such company becoming bankrupt; and except that Mr. Daryl H. Gilbert was a director of Globel Direct Inc. when the company was subject to a cease trade order for 32 days for failure to file financial statements in a timely manner. Jurassic's bankruptcy was subsequently annulled.

Penalties or Sanctions

No director, officer or controlling shareholder of MGM Energy has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

No director, officer or controlling shareholder of MGM Energy, or a personal holding company of any such person has, within the past ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiving manager or trustee appointed to hold such person's assets.

SERVICES AGREEMENT

Paramount will, subject to the overall independence of MGM Energy, provide certain administrative, operational and other services to MGM Energy. MGM Energy may from time to time retain other third parties to provide administrative and operating services required by it or may cease to retain any third parties (including Paramount) and provide all such services internally.

In providing services to MGM Energy, Paramount will act honestly and in good faith and exercise that degree of diligence and skill that a reasonably prudent contractor would exercise in comparable circumstances. Although Paramount may delegate the performance of its duties and obligations to its affiliates or third parties, Paramount will continue to be responsible for the performance of its obligations under the Services Agreement.

MGM Energy will pay Paramount its reasonable costs incurred in providing the services to MGM Energy plus 10% of such costs.

In addition, under the Services Agreement Paramount will fund, on MGM Energy's behalf, capital expenditures related to the MDFI Agreement, if necessary, until such time as MGM Energy receives sufficient proceeds from the exercise of the Warrants to reimburse Paramount in full for all expenditures made by Paramount on behalf of MGM Energy.

The Services Agreement will terminate on December 31, 2007, subject to an ability to extend, unless terminated by either MGM Energy or Paramount on six months' prior written notice. In addition, either MGM Energy or Paramount may, by written notice, immediately terminate the Services Agreement in the event of (i) certain events of insolvency, receivership, liquidation or the suspension of the usual business of the other party or (ii) a breach by the other party in the performance of a material obligation under the Services Agreement (other than as a result of the occurrence of a force majeure event) which is not remedied within 30 days of receipt of notice of such breach, or when not reasonably capable of being remedied within 30 days, such party fails to take reasonable steps to remedy such default and give reasonable assurances that such default will be remedied within a reasonable period of time. MGM Energy may also, by written notice, immediately terminate the Services Agreement in the event of a direct or indirect change of control of Paramount if the written consent of the directors of MGM Energy has not been obtained prior to such change of control, provided that consent is not required for a change in the holdings of the securities of Paramount.

AUDIT COMMITTEE INFORMATION

The purpose of the Corporation's audit committee (the "Audit Committee") is to provide assistance to the Board of Directors in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting, internal control and legal compliance functions of the Corporation. It is the objective of the audit committee to maintain free and open communication among the Board of Directors, the external auditors and the financial and senior management of the Corporation.

The full mandate of the Audit Committee of the Board of Directors is set forth in Schedule "A" attached hereto.

Composition of the Audit Committee

The following table sets forth the name of each current member of the Audit Committee, whether such member is independent, whether such member is financially literate and the relevant education and experience of such member.

Name	Independent	Financially Literate
Robert B. Hodgins	Yes	Yes
Robert R. Rooney	Yes	Yes
Daryl H. Gilbert	Yes	Yes

Relevant Education and Experience

Mr. Robert B. Hodgins is an investor and corporate director. From 2002 to 2004, Mr. Hodgins served as the Chief Financial Officer of Pengrowth Energy Trust. Prior to this, Mr. Hodgins was Vice President and Treasurer of Canadian Pacific Limited and Chief Financial Officer of TransCanada Pipelines Limited from 1993 to 1998 and held various other positions at TransCanada Pipelines Limited commencing in 1981. Mr. Hodgins is a director of Fairborne Energy Ltd., AltaGas General Partnership Inc., Shiningbank Energy Ltd. and Enerflex Systems Income Fund. Mr. Hodgins received his B.A. in Business from the Richard Ivey School of Business at the University of Western Ontario and is a Chartered Accountant.

Mr. Robert R. Rooney is a director of several public and private corporations, including Cordero Energy Inc., Temple Energy Inc., Ferus Trust, Engineered Drilling Solutions Inc. He was previously a director of Resolute Energy Inc., Blizzard Energy Inc. and Zenas Energy Corp. Until November 2005, Mr. Rooney was a partner with Bennett Jones LLP where he was a member of the Executive Committee and led the firm's Energy and Natural Resources practice group. Mr. Rooney received his LL.B. from the University of Western Ontario and is a member of the Law Society of Alberta.

Mr. Daryl H. Gilbert is an investor and corporate director. In 1979, Mr. Gilbert joined an oil and gas engineering and geophysical firm which became Gilbert Laustsen Jung Associates Ltd. From 1994 to 2005, Mr. Gilbert served as President and Chief Executive Officer of Gilbert Laustsen Jung Associates Ltd. Prior to this, Mr. Gilbert held positions with Great Northern Oil Ltd. and the Alberta Energy Resources Conservation Board. Mr. Gilbert is a director of Globel Direct Inc., AltaGas Income Trust, Kereco Energy Ltd., Canetic Energy Trust, Nexstar Energy Ltd. and Zedi Solutions Inc. Mr. Gilbert received a B.Sc. in Civil Engineering from the University of Manitoba and is a member of the Association of Petroleum Engineers, Geologists and Geophysicists of Alberta, the Canadian Institute of Mining and Metallurgy and the Society of Petroleum Evaluation Engineers.

External Auditor Service Fees

The external auditors of the Corporation are Ernst & Young LLP, Chartered Accountants, Calgary, Alberta. Ernst & Young LLP have been MGM Energy's external auditors since January 11, 2007.

No audit or other fees, audit related or otherwise, were billed by Ernst & Young LLP during the financial year ended December 31, 2006.

DIVIDENDS

MGM Energy has not declared nor paid any dividends on any Common Shares since incorporation, and does not foresee the declaration or payment of any dividends on the Common Shares in the near future. Any decision to pay dividends on the Common Shares will be made by the Board of Directors on the basis of MGM Energy's earnings, financial requirements and other conditions existing at such future time and which the Board of Directors consider appropriate in the circumstances.

DESCRIPTION OF CAPITAL STRUCTURE

The following is a summary of the rights, privileges, restrictions and conditions attached to the Common Shares, the Class A Preferred Shares, Preferred Shares and the Warrant Units. The Corporation is authorized to issue an unlimited number of Common Shares, 18.2 million Class A Preferred Shares and an unlimited number of Preferred Shares, issuable in series.

Common Shares

MGM Energy is authorized to issue an unlimited number of Common Shares. The holders of the Common Shares are entitled to receive dividends if, as and when declared by the Board of Directors, in such amounts as the Board of Directors may determine. Holders of Common Shares are entitled to receive dividends exclusive of any other shares of the Corporation. The holders of the Common Shares are entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and to one vote in respect of each Common Share at all such meetings, except meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote

separately as a class or series at such meeting. In the event of liquidation, dissolution or winding-up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Common Shares are entitled, subject to preferences accorded to holders of any class or series of preferred shares of the Corporation and any shares ranking senior to the Common Shares, to receive the remaining property of the Corporation.

Class A Preferred Shares

The Corporation is authorized to issue and has issued 18.2 million Class A Preferred Shares. The holders of the Class A Preferred Shares are entitled to receive notice of and to attend all meetings of the shareholders of the Corporation to one vote in respect of each Class A Preferred Share at such meetings, except meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series at such meeting. The holders of Class A Preferred Shares are entitled to a fixed preferential cumulative dividend at the rate of 5% of the stated issue price of such shares commencing October 1, 2007. In the event of liquidation, dissolution or winding-up of MGM Energy or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of Class A Preferred Shares will be entitled to receive $5.00 per share plus accrued and unpaid dividends in priority to any payments to the holders of Common Shares. The Class A Preferred Shares are convertible at any time, at the option of the holder, into Common Shares on a one-for-one basis. The Class A Preferred Shares were automatically converted into Common Shares on a one-for-one basis on February 16, 2007 as the Corporation had received $60 million in proceeds from the issuance of Common Shares.

On February 16, 2007, all Class A Preferred Shares were converted into Common Shares on a one-for-one basis.

Preferred Shares

Subject to filing articles of amendment, the Corporation is authorized to issue an unlimited number of Preferred Shares, issuable in one or more series. The Board of Directors may determine the designation, rights, privileges, restrictions and conditions attached to each series of Preferred Shares before the issue of such series. The Preferred Shares are entitled to a preference over Common Shares and any other shares ranking junior to the Preferred Shares with respect to the payment of dividends and the distribution of assets of the Corporation in the event of liquidation, dissolution or winding-up of the Corporation.

Warrant Units

The Corporation was authorized to issue Warrant Units pursuant to the Warrant Indenture. Five Warrant Units were issued for every 25 Paramount Shares held by the shareholders of Paramount, pursuant to the Arrangement. Each Warrant Unit consisted of one Short Term Warrant and one Longer Term Warrant. Each Short Term Warrant and Longer Term Warrant entitles or entitled, as the case may be, the holder to purchase one Common Share or one Flow-Through Share as described below. Each Longer Term Warrant is not exercisable nor separable from the corresponding Short Term Warrant included in the Warrant Unit, unless the corresponding Short Term Warrant was exercised in accordance with the Warrant Indenture. The Warrant Units were issued under the Warrant Indenture.

Each Short Term Warrant entitled the holder thereof to acquire, at the holder's option: (i) one Common Share at a price of $5.00 per share; or (ii) one Flow-Through Share at a price of $6.25 per share. The Short Term Warrants were exercisable until February 16, 2007. Of the 14,163,365 Short Term Warrants issued, 13,824,141 Short Term Warrants were exercised resulting in proceeds to MGM Energy of $76,503,867 and the issuance by MGM Energy of 5,906,530 Flow-Through Shares and 7,917,611 Common Shares. As a result of the exercise of the Short Term Warrants, 13,824,141 Longer Term Warrants were separated from the corresponding Short Term Warrants and are exercisable until 4:30 p.m. (Calgary time) on September 30, 2007.

In conjunction with the exercise of the Short Term Warrants, MGM Energy also completed a private placement to certain of its directors of 160,000 Flow-Through Shares and 210,000 Common Shares, each accompanied by one Longer Term Warrant for proceeds of $2.05 million. The private placement, which provides MGM Energy with additional working capital, was completed at the same price per share as the price payable by holders of the Short Term Warrants (i.e. $6.25 for Flow-Through Shares and $5.00 for Common Shares).

On March 14, 2007, 20 Longer Term Warrants were exercised into Common Shares. As a result of the exercise of the Short Term Warrants and a portion of the Longer Term Warrants, the private placement and conversion of the Class A Preferred Shares, MGM Energy currently has 35,226,834 Common Shares, 14,194,121 Longer Term Warrants and no Preferred Shares issued and outstanding.

Each Longer Term Warrant entitles the holder thereof to acquire, at the holder's option: (i) one Common Share at a price of $6.00; or (ii) one Flow-Through Share at a price of $7.50. The Longer Term Warrants will expire at 4:30 p.m. (Calgary time) on September 30, 2007.

The Warrant Indenture provides for adjustments in the number of Common Shares issuable upon the exercise of the Warrant Units and/or the exercise price per Common Share upon the occurrence of certain events. In event that the Corporation takes any other action affecting the Common Shares or Flow-Through Shares, which in the opinion of the Board of Directors would have a material adverse effect on the rights of the holders of the Warrant Units, the exercise price and/or the number and/or kind of Common Shares or Flow-Through Shares purchasable upon exercise, adjustments will be made in such manner, if any, and at such time, by the Board of Directors, subject to the prior consent of the TSX or other stock exchange, if applicable. In addition, Computershare, as trustee under the Warrant Indenture, may at its own discretion or upon written request of the Corporation or holders of Warrant Units convene a meeting of the holders of the Warrant Units.

The Longer Term Warrants delivered upon the exercise of the Short Term Warrants may only be offered, sold or otherwise transferred pursuant to an exemption from the registration requirements of the 1933 Act and applicable state securities laws. The Warrants may be exercised only by a holder who represents that, at the time of exercise, the holder is not then located in the United States, is not a U.S. Person, and is not exercising the Warrant Units for the account or benefit of a U.S. Person or a person in the United States, unless the holder provides a legal opinion or other evidence reasonably satisfactory to the Corporation to the effect that the exercise of the Warrant Units does not require registration under the 1933 Act or state securities laws.

MARKET FOR THE CORPORATION'S SECURITIES

On January 17, 2007, the Common Shares and Warrant Units were listed and posted for trading on the TSX under the trading symbols "MGX" and "MGX.WT.A", respectively. The Warrant Units ceased being traded after February 16, 2007 when the Short Term Warrants expired and the Longer Term Warrants were separated. The Longer Term Warrants commenced trading on the TSX under the symbol "MGX.WT.B" on March 2, 2007. The following table sets forth the market price ranges and the aggregate volume of trading of the Common Shares, Warrant Units and Longer Term Warrants price range on the TSX for the periods indicated:

	Share Price Trading Range			
For the 2007 Period Ended	**High**	**Low** *($ per share)*	**Close**	**Trading Volume**
Common Shares				
January (January 17-31)	6.80	5.00	6.17	857,741
February	6.25	5.25	5.45	1,403,299
March (until March 29)	5.60	4.00	4.44	1,681,574
Warrant Units				
January (January 17-31)	2.75	0.56	1.85	1,654,067
February (until February 16)	2.00	0.50	0.65	2,391,330

For the 2007 Period Ended	Share Price Trading Range High	Low	Close	Trading Volume
Longer Term Warrants				
March (March 2 - 29)	0.50	0.25	0.25	341,388

PRIOR ISSUANCES

MGM Energy issued one Common Share to Paramount in connection with the incorporation of the Corporation, which share was cancelled under the Arrangement. As at the date hereof, MGM Energy currently has 35,226,834 Common Shares, 14,194,121 Longer Term Warrants and no Preferred Shares issued and outstanding. Since incorporation, MGM Energy has issued the following securities:

Date	Type of Security	Method of Issuance	Price Per Share	Number of Shares
October 31, 2006(1)	Common Shares	Issued on Incorporation	$5.00	1
January 12, 2007	Common Shares	Issued under the Arrangement	N/A	2,832,673
January 12, 2007	Class A Preferred Shares	Issued under the Arrangement	$5.00	18,200,000
January 12, 2007(2)	Warrant Units	Issued under the Arrangement	N/A	14,163,365
January 12, 2007(5)	Stock Options	Grant of Options	$5.00	1,248,000
February 16, 2007(3)	Common Shares issued on a flow-through basis	Exercise of Short Term Warrants	$6.25	5,906,530
February 16, 2007(3)	Common Shares	Exercise of Short Term Warrants	$5.00	7,917,611
February 16, 2007	Common Shares	Conversion of Class A Preferred Shares	N/A	18,200,000
February 16, 2007(4)	Common Shares issued on a flow-through basis	Private Placement	$6.25	160,000
February 16, 2007(4)	Common Shares	Private Placement	$5.00	210,000
February 16, 2007(4)	Longer Term Warrants	Private Placement	N/A	370,000
March 14, 2007	Common Shares	Exercise of Longer Term Warrants	$6.00	20
March 19, 2007	Stock Options	Grant of Options	$4.60	100,000

Notes:

(1) Pursuant to the Arrangement, the initial Common Share issued upon incorporation was cancelled.

(2) Pursuant to the Arrangement, 14,163,365 Warrant Units were issued. Each Warrant Unit consists of one Short Term Warrant and one Longer Term Warrant.

(3) As at February 16, 2007, an aggregate of 13,824,141 Short Term Warrants were exercised resulting in the issuance of 7,917,611 Common Shares and 5,906,530 Flow-Through Shares. As at the date hereof, as a result of the exercise of the Short Term Warrants, 13,824,141 Longer Term Warrants were separated from the Short Term Warrants and are exercisable until September 30, 2007.

(4) On February 16, 2007, an aggregate of 370,000 Common Shares and Flow-Through Shares together with 370,000 Longer Term Warrants were issued to certain directors of MGM Energy under a private placement.

(5) On January 12, 2007, MGM Energy established its Stock Option Plan and granted stock options to certain directors, officers and employees of MGM Energy.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of MGM Energy are Ernst & Young LLP, Chartered Accountants, Calgary, Alberta who were appointed on January 11, 2007.

The registrar and transfer agent for the Common Shares is Computershare Trust Company of Canada, at its principal offices in Calgary, Alberta and Toronto, Ontario.

LEGAL PROCEEDINGS

MGM Energy is not aware of any legal proceedings against it or any of its properties, nor are any such proceedings known by the Corporation to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, there are no material interests, direct or indirect, of the directors or executive officers of MGM Energy, any person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of the outstanding Common Shares or any known associate or affiliate of such persons, in any transaction since its inception that has materially affected or will materially affect the Corporation.

Paramount will provide administrative, operating and other services to MGM Energy pursuant to the Services Agreement, in respect of which it will receive its costs in providing such services plus 10% of such costs. See "Services Agreement".

MATERIAL CONTRACTS

MGM Energy did not enter into any material contracts during its last financial year. The only material contracts entered into by MGM Energy since incorporation, other than contracts in the ordinary course of business, are the following contracts entered into on January 12, 2007:

1. the Warrant Indenture referred to under "Description of Share Capital – Warrant Units";
2. the MDFI Agreement referred to under "Oil and Natural Gas Properties – Spinout Assets";
3. the MDFI Assignment Agreement referred to under "Oils and Natural Gas Properties – Spinout Assets";
4. the Ancillary Asset Transfer Agreement referred to under "Oil and Gas Reserves Data – Ancillary Asset";
5. the Spinout Assets Transfer Agreement referred to under "Oil and Natural Gas Properties – Spinout Assets"; and
6. the Services Agreement referred to under "Services Agreement".

INTERESTS OF EXPERTS

Ernst & Young LLP, Chartered Accountants, are the Corporation's auditors and have audited the financial statements of the Corporation for the year ended December 31, 2006. McDaniel, an independent qualified resources evaluator prepared the McDaniel Reports.

Ernst & Young LLP is independent in accordance with the Rules of Professional Conduct as outlined by the Institute of Chartered Accountants of Alberta.

As at the date hereof, McDaniel, as a group, owns less than 1% of the outstanding Common Shares.

ADDITIONAL INFORMATION

Additional information relating to MGM Energy is available on SEDAR at www.sedar.com and on the Corporation's website at www.mgmenergy.com. Additional financial information is contained in the Corporation's financial statements for the year ended December 31, 2006.

SCHEDULE "A"

AUDIT COMMITTEE CHARTER

(Adopted by the Board of Directors on March 29, 2007)

A. PURPOSE

The overall purpose of the Audit Committee (the "Committee") is to oversee the Corporation's management in the design and implementation of an effective system of internal financial controls and disclosure controls and procedures, to review and report on the integrity of the consolidated financial statements of the Corporation, to review the Corporation's compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of material facts and to review the Corporation's externally disclosed oil and gas reserves estimates including reviewing the qualifications of, and procedures used by, the independent engineering firm responsible for evaluating the Corporation's reserves.

B. COMPOSITION, PROCEDURES AND ORGANIZATION

1. The Committee shall consist of at least three members of the Board of Directors (the "Board"), all of whom shall be "independent", as that term is defined in Sections 1.4 and 1.5 of Multilateral Instrument 52-110 *Audit Committees*[1] and who meet the requirements of Section 3.5(1) of National Instrument 51-101 *Standards of Disclosure for Oil and Gas Activities*[2].

2. All of the members of the Committee shall be "financially literate" (i.e. able to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issuer that can be reasonably expected to be raised by the issuer's financial statements).

3. The Board shall appoint the members of the Committee. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

4. Unless the Board shall have appointed a chair of the Committee, the members of the Committee shall elect a chair from among their members.

5. The Corporate Secretary of the Corporation shall be the secretary of the Committee, unless otherwise determined by the Committee.

6. The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

7. The Committee shall have access to such officers and employees of the Corporation and to the Corporation's external auditors, and to such information respecting the Corporation, as it considers necessary or advisable in order to perform its duties and responsibilities.

8. Meetings of the Committee shall be conducted as follows:

    (a) the Committee shall meet at least four times annually at such times and at such locations as may be requested by the chair of the Committee. The external auditors or any member of the Committee may request a meeting of the Committee;

    (b) the external auditors shall receive notice of and have the right to attend all meetings of the Committee;

(c) the following management representatives shall be invited to attend all meetings, except executive sessions and private sessions with the external auditors:

Chief Executive Officer
President
Chief Financial Officer
Controller
Corporate Secretary

(d) other management representatives shall be invited to attend as necessary; and

(e) the Committee shall hold an *in camera* session for committee members only at each of its meetings.

9. The external auditors shall report directly to the Committee and the external auditors and internal auditors (if any) shall have a direct line of communication to the Committee through its chair and may bypass management if deemed necessary. The Committee, through its chair, may contact directly any employee in the Corporation as it deems necessary, and any employee may bring before the Committee any matter involving questionable, illegal or improper financial practices or transactions.

10. The Committee may retain, at the Corporation's expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties and may set and pay the compensation for any advisor so engaged. The Committee will notify the Chairman of the Corporate Governance Committee whenever independent consultants are engaged.

C. ROLES AND RESPONSIBILITIES

1. The overall duties and responsibilities of the Committee shall be as follows:

(a) to assist the Board in the discharge of its responsibilities relating to the Corporation's accounting principles, reporting practices and internal controls and its approval for release to shareholders of the Corporation's annual and quarterly consolidated financial statements and management's discussion and analysis;

(b) to establish and maintain a direct line of communication with the Corporation's internal (if any) and external auditors and assess their performance;

(c) to periodically review management's design, implementation and maintenance of an effective system of internal financial controls and disclosure controls and procedures;

(d) to periodically review the audit and non-audit services pre-approval policy and recommend to the Board any changes which the Committee deems appropriate;

(e) to periodically consider whether there is a need to outsource internal audit functions or create an internal audit department;

(f) to assist the Board in the discharge of its responsibilities relating to the evaluation and disclosure of its oil and gas reserves and oil and gas activities and the approval and filing of all necessary statements and reports related thereto;

(g) to receive and review complaints received pursuant to the Corporation's Whistleblower Policy and oversee and provide direction on the investigation and resolution of such concerns and to periodically review the said policy and recommend to the Board changes which the Committee may deem appropriate;

(h) to report regularly to the Board on the fulfilment of its duties and responsibilities;

(i) to identify and monitor the management of the principal risks that could impact the financial reporting of the Corporation; and

(j) to review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation.

2. The duties and responsibilities of the Committee as they relate to the external auditors shall be as follows:

(a) to be directly responsible for overseeing the work of the external auditors engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditors regarding financial reporting;

(b) to recommend to the Board a firm of external auditors to be nominated for appointment by the shareholders of the Corporation, and to monitor and verify the independence of such external auditors;

(c) to review and approve the fee, scope and timing of the audit and other related services rendered by the external auditors;

(d) review the audit plan of the external auditors prior to the commencement of the audit;

(e) to review with the external auditors, upon completion of their audit:

(i) contents of their report;

(ii) scope and quality of the audit work performed;

(iii) adequacy of the Corporation's financial and auditing personnel;

(iv) co-operation received from the Corporation's personnel during the audit;

(v) internal resources used;

(vi) significant transactions outside of the normal business of the Corporation;

(vii) significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems; and

(viii) the non-audit services provided by the external auditors, as pre-approved pursuant to the audit and non-audit services pre-approval policy;

(f) to discuss with the external auditors the quality and not just the acceptability of the Corporation's accounting principles;

(g) to review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Corporation; and

(h) to implement structures and procedures to ensure that the Committee meets the external auditors on a regular basis in the absence of management.

3. The duties and responsibilities of the Committee as they relate to the internal control procedures of the Corporation are to:

(a) review the appropriateness and effectiveness of the Corporation's policies and business practices which impact on the financial integrity of the Corporation, including those relating to insurance, accounting, information services and systems and financial controls, management reporting and risk management;

(b) review compliance under the Corporation's Code of Business Conduct Policy with those matters addressed in the policy which affect the financial integrity of the Corporation and to periodically review this policy and recommend to the Board changes which the Committee may deem appropriate; and

(c) periodically review the Corporation's financial and auditing procedures and the extent to which recommendations made by the internal accounting staff or by the external auditors have been implemented.

4. The Committee is also charged with the responsibility to:

(a) review and recommend to the Board for its approval, the Corporation's annual financial statements, management's discussion and analysis, annual information form and annual earnings press releases before the Corporation publicly discloses this information;

(b) review and approve the Corporation's interim financial statements, interim management's discussion and analysis including the impact of unusual items and changes in accounting principles and estimates and report to the Board with respect thereto and interim earnings press releases before the Corporation publicly discloses this information;

(c) review and approve the financial sections of:

(i) the annual report to shareholders;

(ii) the annual information form;

(iii) prospectuses;

(iv) other public reports requiring approval by the Board; and

(v) press releases related thereto,

and report to the Board with respect thereto;

(d) review regulatory filings and decisions as they relate to the Corporation's consolidated financial statements;

(e) review the appropriateness of the policies and procedures used in the preparation of the Corporation's consolidated financial statements and other required disclosure documents, and consider recommendations for any material change to such policies;

(f) review the minutes of any audit committee meeting of subsidiary companies;

(g) review with management, the external auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Corporation and the manner in which such matters have been disclosed in the consolidated financial statements;

(h) review the Corporation's compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of material facts; and

(i) develop a calendar of activities to be undertaken by the Committee for each ensuing year related to the Committee's duties and responsibilities as set forth in this Charter and to submit the calendar in the appropriate format to the Board of Directors within a reasonable period of time following each annual general meeting of shareholders.

5. The duties and responsibilities of the Committee as they relate to the Corporation's oil and gas reserves estimates are to:

(a) review, with reasonable frequency, the Corporation's procedures relating to the disclosure of information with respect to oil and gas activities, including its procedures for complying with the disclosure requirements and restrictions of all applicable laws, rules, regulations and policies including National Instrument 51-101 and amendments thereto;

(b) review the appointment of the independent engineering firm responsible for evaluating the Corporation's reserves, and in the case of any proposed change in such appointment, determine the reasons for the proposal and whether there have been disputes between the appointed reserves evaluator and Management of the Corporation;

(c) review, with reasonable frequency, the Corporation's procedures for providing information to the reserves evaluator;

(d) before approving the filing of reserves data and the report of the reserves evaluator as required under all applicable laws, rules, regulations and policies including National Instrument 51-101 and amendments thereto, meet with Management and the reserves evaluator to:

(i) determine whether any restrictions affect the ability of the reserves evaluator to report on reserves data without reservation, and

(ii) review the reserves data and the report of the reserves evaluator

(iii) review, discuss with and make recommendations to the Board with respect to:

(iv) approving the content and filing of the reserves statement;

(v) the filing of the report of the reserves evaluator; and

(vi) the content and filing of the report of Management and Directors;

as required or specified under all applicable laws, rules, regulations and policies including National Instrument 51-101 and amendments thereto.

6. While the Committee has the responsibilities, duties and authorities herein, it is not required to plan or conduct audits or to determine that the Corporation's financial statements and disclosures are complete and accurate or are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the external auditors and reserves evaluators. The Committee, its Chair and any of its members who have reserves evaluation, accounting or related financial management experience or expertise, are members of the Board, appointed to the Committee to provide broad oversight of the financial disclosure, financial risk and control related activities of the Corporation, and are specifically not accountable nor responsible for the day to day operation of such activities. Although designation of a member or members as being "financially literate" or a "financial expert" is based on each such individual's education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, designation as being "financially literate" or a "financial expert" does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and Board in the absence of such designation. Rather, the role of any financially literate individual or financial

expert, like the role of all Committee members, is to oversee the process and not to certify or guarantee the internal or external audit of the Corporation's financial information or public disclosure.

7. Absent actual knowledge to the contrary (which shall be promptly reported to the Board), each member of the Committee shall be entitled to rely on (i) the integrity of those persons or organizations within and outside the Corporation from which it receives information, (ii) the accuracy of the information provided to the Committee by such persons or organizations, and (iii) representations made by management of the Corporation, the external auditors of the Corporation, the external reserves evaluation of the Corporation, independent counsel, and other advisors and experts to the Corporation and its subsidiaries.

D. ANNUAL REVIEW AND ASSESSMENT

The Committee shall conduct an annual review and assessment of its performance, including compliance with this Charter and its role, duties and responsibilities, and submit such report to the Board of Directors.

---

[1] 1.4 Meaning of Independence

(1) An audit committee member is independent if he or she has no direct or indirect material relationship with the issuer.

(2) For the purposes of subsection (1), a "material relationship" means a relationship which could, in the view of the issuer's board of directors, be reasonably expected to interfere with the exercise of a member's independent judgement.

(3) Despite subsection (2), the following individuals are considered to have a material relationship with an issuer:

(a) an individual who is, or has been within the last three years, an employee or executive officer of the issuer:

(b) an individual whose immediate family member is, or has been within the last three years, an executive officer of the issuer;

(c) an individual who:

(i) is, a partner of a firm that is the issuer's internal or external auditor;

(ii) is an employee of that firm; or

(iii) was within the last three years a partner or employee of that firm and personally worked on the issuer's audit within that time.

(d) an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

(i) is a partner of the firm that is the issuer's internal or external auditor;

(ii) is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice; or

(iii) was within the last three years a partner or employee of that firm and personally worked on the issuer's audit within that time;

(e) an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the issuer's current executive officers serves or served at the same time on the entity's compensation committee; and

(f) an individual who received, or whose immediate family member who is employed as an executive officer of the issuer received, more than $75,000 in direct compensation from the issuer during any 12 month period within the last three years.

(4) Despite subsection (3), an individual will not be considered to have a material relationship with the issuer solely because:

(a) he or she had a relationship identified in subsection (3) if that relationship ended before March 30, 2004; or

(b) he or she had a relationship identified in subsection (3) by virtue of subsection (8) if that relationship ended before June 30, 2005.

(5) For the purposes of clauses (3)(c) and (3)(d), a partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.

(6) For the purposes of clause (3)(f), direct compensation does not include:

(a) remuneration for acting as a member of the board of directors or of any board committee of the issuer; and

(b) the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

(7) Despite subsection (3) an individual will not be considered to have a material relationship with the issuer solely because the individual or his or her immediate family member: (a) has previously acted as an interim chief executive officer of the issuer; or (b) acts, or has previously acted, as a chair or vice-chair of the board of directors or of any board committee of the issuer on a part-time basis.

(8) For the purpose of section 1.4, an issuer includes a subsidiary entity of the issuer and a parent of the issuer.

1.5 Additional Independence Requirements

(1) Despite any determination made under section 1.4, an individual who

(a) accepts, directly or indirectly, any consulting, advisory or other compensatory fee from the issuer or any subsidiary entity of the issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee; or

(b) is an affiliated entity of the issuer or any of its subsidiary entities,

is considered to have a material relationship with the issuer.

(2) For the purposes of subsection (1), the indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by

(a) an individual's spouse, minor child or stepchild, or a child or stepchild who shares the individual's home; or

(b) an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the issuer or any subsidiary entity of the issuer.

(3) For the purposes of subsection (1), compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

[2] 3.5 Reserves Committee

(1) The board of directors of a reporting issuer may, subject to subsection (2), delegate the responsibilities set out in section 3.4 to a committee of the board of directors, provided that a majority of the members of the committee.

(a) are individuals who are not and have not been, during the preceding 12 months:

(i) an officer or employee of the reporting issuer or of an affiliate of the reporting issuer;

(ii) a person who beneficially owns 10 percent or more of the outstanding voting securities of the reporting issuer; or

(iii) a relative of a person referred to in subparagraph (a)(i) or (ii), residing in the same home as that person; and

(b) are free from any business or other relationship which could reasonably be seen to interfere with the exercise of their independent judgement.)

(2) Despite subsection (1), a board of directors of a reporting issuer shall not delegate its responsibility under paragraph 3.4(e) to approve the content or the filing of the information.

3 SEC. 407. DISCLOSURE OF AUDIT COMMITTEE FINANCIAL EXPERT.

(a) RULES DEFINING "FINANCIAL EXPERT". - The Commission shall issue rules, as necessary or appropriate in the public interest and consistent with the protection of investors, to require each issuer, together with periodic reports required pursuant to sections 13(a) and 15(d) of the Securities Exchange Act of 1934, to disclose whether or not, and if not, the reasons therefor, the audit committee of that issuer is comprised of at least 1 member who is a financial expert, as such term is defined by the Commission.

(b) CONSIDERATIONS. - In defining the term "financial expert" for purposes of subsection (a), the Commission shall consider whether a person has, through education and experience as a public accountant or auditor or a principal financial officer, comptroller, or principal accounting officer of an issuer, or from a position involving the performance of similar functions -

(1) an understanding of generally accepted accounting principles and financial statements;

(2) experience in -

(A) the preparation or auditing of financial statements of generally comparable issuers; and

(B) the application of such principles in connection with the accounting for estimates, accruals, and reserves;

(3) experience with internal accounting controls; and

(4) an understanding of audit committee functions.

(c) DEADLINE FOR RULEMAKING. - The Commission shall -

(1) propose rules to implement this section, not later than 90 days after the date of enactment of this Act; and

(2) issue final rules to implement this section, not later than 180 days after that date of enactment.

mgm ENERGY CORP.

REVISED ANNUAL INFORMATION FORM
For the year ended December 31, 2006
Dated as of March 30, 2007

May 7, 2007

TABLE OF CONTENTS

GLOSSARY OF TERMS

All capitalized terms used in this Annual Information Form but not otherwise defined herein shall have the meanings ascribed to them under "Glossary of Terms". The information set out in this Annual Information Form is stated as at December 31, 2006 unless otherwise specifically stated.

"**1933 Act**" means the United States *Securities Act of 1933*, as amended;

"**ABCA**" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended;

"**Ancillary Asset**" means the oil and gas interests with proved reserves acquired by the Corporation from Paramount pursuant to the Arrangement under the Ancillary Asset Transfer Agreement, in order for the Corporation to meet the listing requirements of the TSX;

"**Ancillary Asset Transfer Agreement**" means an asset transfer agreement between Paramount and the Corporation providing for the transfer from Paramount to the Corporation of the Ancillary Asset;

"**Arrangement**" means the arrangement pursuant to Section 193 of the ABCA effective January 12, 2007 involving Paramount, security holders of Paramount and the Corporation, on the terms and conditions set forth in the Plan of Arrangement attached as Schedule 1 to the Arrangement Agreement;

"**Arrangement Agreement**" means the arrangement agreement dated as of December 7, 2006 between Paramount and the Corporation with respect to the Arrangement;

"**Board of Directors**" or "**Board**" means the board of directors of the Corporation, unless otherwise indicated;

"**Class A Preferred Shares**" means the Class A preferred shares in the capital of the Corporation;

"**COGE Handbook**" means the Canadian Oil and Gas Evaluation Handbook prepared by The Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining Metallurgy & Petroleum (Petroleum Society);

"**Common Shares**" means the common shares in the capital of the Corporation;

"**Computershare**" means Computershare Trust Company of Canada, a trust company existing under the laws of Canada;

"**Corporation**" or "**MGM Energy**" means MGM Energy Corp.;

"**Exploration Licence**" or "**EL**" means a licence to explore for hydrocarbons granted by the Government of Canada;

"**Flow-Through Shares**" means Common Shares issued that are "flow-through shares" as defined in subsection 66(15) of the Tax Act;

"**GAAP**" means generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants, at any particular time;

"**Gross**" or "**gross**" means:

(a) In relation to MGM Energy's interest in production or reserves, MGM Energy's gross reserves, which are its working interest (operating or non-operating) share before deduction of royalties and without including any of MGM Energy's royalty interests;

(b) In relation to wells, the total number of wells in which MGM Energy has an interest; and

(c) In relation to properties, the total area of properties in which MGM Energy has an interest;

"**Longer Term Warrants**" means the share purchase warrants of the Corporation issued pursuant to the Arrangement, entitling the holders thereof, until September 30, 2007, to purchase either Common Shares at a price of $6.00 per share or Flow-Through Shares at a price of $7.50 per share;

"**Mackenzie Evaluation**" means that evaluation entitled Mackenzie Gas Project Gas Resource and Supply Study by Gilbert Laustsen Jung Associates Ltd., independent petroleum engineers, effective May 1, 2004, and presented to the NEB as part of the Mackenzie Valley pipeline application by Imperial Oil Resources Ventures Limited;

"**McDaniel**" means McDaniel & Associates Consultants Ltd., independent petroleum engineering consultants carrying on business in Calgary, Alberta;

"**McDaniel Reports**" means the independent engineering evaluations prepared by McDaniel dated March 14, 2007, effective December 31, 2006, evaluating the Corporation's crude oil, natural gas liquids and natural gas reserves attributable the Ancillary Asset and the Sahtu/Colville Lake Assets;

"**MDFI Agreement**" means the farm-in agreement in respect of certain oil and gas properties in the Mackenzie Delta in the Northwest Territories among Paramount, Chevron Canada Limited and BP Canada Energy Company dated September 14, 2006;

"**MDFI Assignment Agreement**" means the Notice of Assignment between Paramount and MGM Energy dated January 12, 2007;

"**MGM Energy Shareholders**" means the holders of Common Shares and "**MGM Energy Shareholder**" means any one of them;

"**NEB**" means The National Energy Board of Canada;

"**Net**" or "**net**" means:

(a) In relation to MGM Energy's interest in production or reserves, MGM Energy's working interest (operating or non-operating) share after deduction of royalty obligations, plus MGM Energy's royalty interests in production or reserves;

(b) In relation to MGM Energy's interest in wells, the number of wells obtained by aggregating MGM Energy's working interest in each of its gross wells; and

(c) In relation to MGM Energy's interest in property, the total area in which MGM Energy has an interest multiplied by the working interest owned by MGM Energy;

"**NI 51-101**" means National Instrument 51-101 *Standards of Disclosure for Oil and Gas Activities*;

"**Paramount**" means Paramount Resources Ltd. and, where the context requires, refers to Paramount and subsidiaries and partnerships directly and indirectly owned by it.

"**Paramount Meeting**" means the special meeting of shareholders of Paramount held on January 11, 2007, to consider the Arrangement and other related matters;

"**Paramount Shares**" means Class A common shares in the capital of Paramount;

"**Person**" means any individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity, whether or not having legal status and includes MGM Energy;

"**Preferred Shares**" means the preferred shares in the capital of the Corporation, issuable in series;

"**Proved Reserves**" are those Reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated Proved Reserves. At least a 90% probability that the quantities actually recovered will equal or exceed the estimated Proved Reserves is the targeted level of certainty;

"**Regulation S**" means Regulation S under the 1933 Act;

"**Reserves**" or "**reserves**" are the estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on: analysis of drilling, geological, geophysical and engineering data; the use of established technology; and specified economic conditions, which are generally accepted as being reasonable. Reserves are classified according to the degree of certainty associated with the estimates;

"**Sahtu/Colville Lake Assets**" means the oil and gas interests with contingent resource acquired by the Corporation from Paramount pursuant to the Arrangement;

"**SEDAR**" means the System for Electronic Document Analysis and Retrieval;

"**Services Agreement**" means the services agreement between Paramount and the Corporation pursuant to which Paramount provides administrative, operational and other services to the Corporation;

"**Short Term Warrants**" means the share purchase warrants of the Corporation issued pursuant to the Arrangement, which entitled the holders thereof to purchase either Common Shares at a price of $5.00 per share or Flow-Through Shares at a price of $6.25 per share;

"**Spinout Assets**" means the oil and gas interests in the Mackenzie Delta areas in northern Canada which were conveyed from Paramount to the Corporation in connection with the Arrangement under the Spinout Assets Transfer Agreement;

"**Spinout Assets Transfer Agreement**" means an asset transfer agreement between Paramount and the Corporation providing for the transfer of the Spinout Assets from Paramount to the Corporation;

"**Stock Option Plan**" means the stock option plan of the Corporation;

"**Tax Act**" means the *Income Tax Act* (Canada) as amended, including the regulations thereunder;

"**TSX**" means the Toronto Stock Exchange;

"**Undeveloped Reserves**" are those Reserves expected to be recovered from known accumulations where a significant expenditure (e.g., when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the Reserves classification (proved, probable, possible) to which they are assigned;

"**United States**" means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

"**U.S. Person**" has the meaning set forth in Regulation S and includes, with certain exceptions, (i) any natural person resident in the United States; (ii) any partnership or corporation organized or incorporated under the laws of the United States; (iii) any estate of which any executor or administrator is a U.S. Person; (iv) any trust of which any trustee is a U.S. Person; (v) any agency or branch of a foreign entity located in the United States; (vi) any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. Person; (vii) any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated, or (if an individual) resident in the United States; and (viii) any partnership or corporation if (A) organized or incorporated under the laws of any jurisdiction other than the United States and (B) formed by a U.S. Person principally for the purpose of investing in securities not registered under the 1933 Act, unless it is organized or incorporated, and owned, by accredited investors, as defined in Rule 501(a) under the 1933 Act who are not natural persons, estates or trusts;

"**Warrant Indenture**" means the warrant indenture dated as of January 12, 2007 between the Corporation and Computershare, as trustee, establishing the terms of the Warrants and under which the Warrants are issued;

"**Warrant Unit**" means a unit consisting of one Short Term Warrant and one Longer Term Warrant; and

"**Warrants**" means the Short Term Warrants and/or the Longer Term Warrants of the Corporation, as the context may require.

CONVENTIONS

Certain other terms used but not defined herein are defined in NI 51-101 and, unless the context otherwise requires, will have the same meanings herein as ascribed to them in NI 51-101. Unless otherwise indicated, references herein to "$" or "dollars" are to Canadian dollars. All financial information with respect to the Corporation has been presented in Canadian dollars in accordance with GAAP.

ABBREVIATIONS AND EQUIVALENCIES

The following are abbreviations and definitions of terms used in this Annual Information Form.

Crude Oil and Natural Gas Liquids		Natural Gas	
bbl	barrel	Bcf	billion cubic feet
bbls	barrels	Mcf	thousand cubic feet
bbls/d	barrels per day	Mcf/d	thousand cubic feet per day
Mbbls	thousand barrels	Mmcf	million cubic feet
NGL	natural gas liquids	Mmcf/d	million cubic feet per day
		MMBTU	Million British Thermal Units
		Tcf	trillion cubic feet

Other

OPEC	Organization of the Petroleum Exporting Countries
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade

CONVERSIONS

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By
Mcf	cubic metres	28.174
cubic metres	cubic feet	35.494
bbls	cubic metres	0.159
cubic metres	bbls	6.290
feet	metres	0.305
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.405
hectares	acres	2.471

FORWARD-LOOKING STATEMENTS

This Annual Information Form contains certain forward-looking statements. Forward-looking statements are typically identified by words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "may", "will", "project", "should" or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this Annual Information Form include, but are not limited to, statements with respect to the Corporation's operations, anticipated financial performance, the Corporation's business strategy and objectives, capital expenditures to be made by the Corporation on its properties, resource and reserve estimates, the Corporation's exploration and development plans, the Corporation's plans respecting the transportation of its oil, natural gas and natural gas liquids to market and the Corporation's plans to ultimately retain all of its own personnel.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other things contemplated by the forward looking statements will not occur. Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified in this Annual Information Form, assumptions have been made regarding, among other things:

- the ability of the Corporation to obtain drilling success consistent with expectations;
- the ability of the Corporation to obtain equipment, services, supplies and personnel in a timely manner and at an acceptable cost to carry out its activities;
- the ability of the Corporation to market its oil and natural gas and to transport its oil and natural gas to market;
- the timing and cost of pipeline and facility construction and expansion and the ability of the Corporation to secure adequate product transportation;
- the timely receipt of required regulatory approvals;
- the ability of the Corporation to obtain capital to finance its exploration, development and operations; and
- future oil and gas prices.

Although it is believed that the expectations represented by such forward looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward looking statements contained in this Annual Information Form respecting the Corporation and its business are set forth in "Risk Factors". MGM Energy Shareholders are urged to carefully consider those factors as well as the information contained elsewhere in this Annual Information Form.

The reader is cautioned that these factors and risks are difficult to predict and that the assumptions used in the preparation of such information, although considered reasonably accurate at the time of preparation, may prove to be incorrect. Accordingly, readers are cautioned that the actual results achieved will vary from the information provided herein and the variations may be material. Readers are also cautioned that the foregoing list of factors is not exhaustive. Consequently, there are no representations by the Corporation that actual results achieved will be the same in whole or in part as those set out in the forward-looking information. Furthermore, the forward-looking statements contained in this Annual Information Form are made as of the date hereof, and the Corporation undertakes no obligation, except as required by applicable securities legislation, to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

CORPORATE STRUCTURE

The Corporation was incorporated under the ABCA on October 31, 2006 under the name "1278517 Alberta Ltd.". On December 4, 2006, the Corporation's articles were amended to change its name to "MGM Energy Corporation". The Corporation's articles were further amended on January 9, 2007 to change the Corporation's name to "MGM Energy Corp.", to create two new classes of shares designated as Preferred Shares and Class A Preferred Shares, to amend the existing rights of the Common Shares and to fix the minimum and maximum number of directors at three and twelve, respectively. MGM Energy was formed in order to effect the Arrangement. See "General Development of the Business – History". As a result of the Arrangement, MGM Energy became a "reporting issuer" in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec and Nova Scotia.

The head and registered office of the Corporation is located at Suite 4700, 888 – 3rd Street S.W., Calgary, Alberta, T2P 5C5.

GENERAL DEVELOPMENT OF THE BUSINESS

History

The following is a summary of significant events in the development of MGM Energy's business for the year ended December 31, 2006 and the subsequent Arrangement.

In the summer of 2006, Paramount was approached with respect to a farm-in opportunity in the Mackenzie Delta area of the Northwest Territories, and on September 14, 2006 Paramount entered into the MDFI Agreement. The MDFI Agreement provided Paramount with the right to earn interests in, and obligated Paramount to incur certain expenditures on, properties in the Mackenzie Delta. As the capital expenditures under the MDFI Agreement to the end of the 2007/2008 drilling season were estimated by Paramount to be approximately $130 million, Paramount's management considered alternatives to fund these expenditures. One of the alternatives was the spinout of a new public corporation to own Paramount's Mackenzie Valley and Mackenzie Delta oil and gas interests and to be initially owned by Paramount and its shareholders, with Paramount's shareholders being given the opportunity to participate in the new corporation's initial financing.

The Arrangement and related matters received the approval of 99.96% of the votes cast by the shareholders of Paramount at a special meeting held on January 11, 2007 as well as the approval of the Court of Queen's Bench of Alberta by final order on January 11, 2007. The Arrangement became effective on January 12, 2007.

The spinout resulted in the shareholders of Paramount receiving, for every 25 Paramount Shares held, one Common Share and five Warrant Units, with each Warrant Unit consisting of one Short Term Warrant and one Longer Term Warrant. For a description of the authorized share capital of the Corporation, see "Description of Capital Structure".

Pursuant to the Arrangement, the Spinout Assets and the Ancillary Asset were transferred from Paramount to the Corporation for the consideration described below and the holders of the Paramount Shares were issued an aggregate of approximately 2.8 million Common Shares and 14.2 million Warrant Units. As consideration for the Spinout Assets, Paramount received $112 million of consideration from the Corporation consisting of 18.2 million Class A Preferred Shares issued at a stated issue price of $5.00 per share, convertible into Common Shares on a one-for-one basis, a promissory note having a principal amount of $12 million and the cancellation of an outstanding promissory note of Paramount held by the Corporation in the principal amount of $9 million. Paramount determined the $112 million payable for the Spinout Assets based on the historical capital expenditures incurred by Paramount on the Colville Lake properties, Paramount's costs of capital related to those expenditures and an estimate of the expenditures incurred and to be incurred by Paramount under the MDFI Agreement up to the closing date of the Arrangement. As consideration for the Ancillary Asset, an outstanding promissory note of Paramount held by the Corporation in the principal amount of $5 million was cancelled. Paramount determined the $5 million payable for the Ancillary Asset based on the net present value (discounted at 10%) of the proved plus probable reserves attributable to the Ancillary Asset as evaluated by McDaniel as of October 31, 2006. For further information concerning the Arrangement, see the information circular and proxy statement of Paramount dated December 8, 2006, which is available on SEDAR at www.sedar.com under Paramount's profile.

Pursuant to the Arrangement Agreement and the Arrangement, MGM Energy acquired the Spinout Assets and the Ancillary Asset.

As at February 16, 2007, of the 14,163,365 Short Term Warrants issued, an aggregate of 13,824,141 Short Term Warrants had been exercised by warrant holders and 7,917,611 Common Shares were issued at a price of $5.00 per share and 5,906,530 Flow-Through Shares were issued at a price of $6.25 per share to raise gross proceeds of $76,503,867. In addition, on the same date, a total of 160,000 Flow-Through Shares, 210,000 Common Shares and 370,000 Longer Term Warrants were issued to certain directors of the Corporation pursuant to a private placement. Flow-Through Shares and Common Shares were issued at the same prices as were paid pursuant to the exercise of the Short Term Warrants. The private placement was undertaken to permit interested directors to acquire shares in the Corporation. The private placement resulted in additional consideration to the Corporation of $2.05 million.

On March 14, 2007, 20 Longer Term Warrants were exercised into Common Shares. As a result of the exercise of a portion of the Longer Term Warrants, as at March 29, 2007, 14,194,121 Longer Term Warrants are outstanding.

As at March 29, 2007, Paramount owned 18.2 million Common Shares (approximately 51.7% of the issued and outstanding Common Shares) and is involved in providing administrative, operating and other services to MGM Energy pursuant to the Services Agreement. As Paramount took the initiative in founding and organizing MGM Energy, Paramount may be considered to be a promoter of MGM Energy for securities law purposes.

Significant Acquisitions

On January 12, 2007, MGM Energy acquired the Spinout Assets and the Ancillary Asset as a result of the Arrangement. A complete description of the Ancillary Asset, including the oil and natural gas reserves attributable thereto, is provided under the heading "Oil and Gas Reserves Data". For further details concerning the Arrangement, see the information circular and proxy statement of Paramount dated December 8, 2006, which is available on SEDAR at www.sedar.com under Paramount's profile.

The Common Shares and the Warrant Units commenced trading on the TSX under the symbols "MGX" and "MGX.WT.A", respectively, on January 17, 2007. The Warrant Units ceased being traded after February 16, 2007 when the Short Term Warrants expired and the Longer Term Warrants were separated. The Longer Term Warrants commenced trading on the TSX under the symbol "MGX.WT.B" on March 2, 2007.

Business Strategy

The principal business of the Corporation is to acquire, develop, optimize, exploit and produce oil and natural gas reserves in Northern Canada. MGM Energy does not have any subsidiaries.

For a description of the Corporation's business, see "Oil and Natural Gas Properties".

Exploration of the Mackenzie Delta Regions

Significant quantities of oil and natural gas have been discovered in the Mackenzie Delta and the central Mackenzie Valley regions of Northern Canada since exploration began by others in these areas. To date, energy infrastructure, specifically in the form of pipelines to transport natural gas, has not yet reached regions north of the Cameron Hills area of the southern Northwest Territories. Pipelines to transport oil and other liquid hydrocarbons have not yet reached north of Norman Wells in the central Mackenzie Valley. Until a natural gas pipeline is built from the Mackenzie Valley to connect to the Alberta or British Columbia pipeline systems, there is no commercial method to move natural gas which MGM Energy, or any other entity, may discover to markets. In addition, a liquids line is required north of Norman Wells to move liquid hydrocarbons discovered north of that area to markets. As a result, for at least the next five years, it is unlikely that the Corporation will generate any revenue from the production of hydrocarbons.

MGM Energy believes that the lack of transportation capacity from the central Mackenzie Valley and the Mackenzie Delta provides it with an opportunity to acquire interests in resources, including land and discovered hydrocarbons, that would not be available to it on reasonable terms, were a pipeline or other means of transportation of oil and natural gas available.

MGM Energy's business strategy is to accumulate interests in hydrocarbon resources in the central Mackenzie Valley and Mackenzie Delta. These interests may include a combination of direct interests in land, interests in existing discoveries, and farm-ins on land currently owned or controlled by others. In the case of undrilled land which MGM Energy believes to be prospective, MGM Energy will drill for hydrocarbons and attempt to discover resources that could be developed to ship once a pipeline is built. In the case of the acquisition of previously discovered resources, MGM Energy will develop those resources to ship through such a pipeline. MGM Energy's business objective is to acquire oil and natural gas resources at a lower cost today than would be possible if a pipeline existed, and to thereby ultimately achieve returns for MGM Energy Shareholders.

Personnel

As at December 31, 2006, the Corporation had no employees. As at March 1, 2007, the Corporation employed five full-time employees. MGM Energy does not yet have all of the personnel necessary to conduct its business. MGM Energy is relying on employees of Paramount to conduct certain aspects of its business pursuant to the Services Agreement. It is MGM Energy's intention to be fully staffed to carry on its business prior to the expiry of the Services Agreement on December 31, 2007. MGM Energy has the ability to extend the Services Agreement if required.

Competition

Companies operating in the petroleum industry must manage risks which are beyond the direct control of company personnel. Among these risks are those associated with exploration, environmental damage, fluctuating commodity prices, foreign exchange rates and interest rates.

The Corporation intends to actively compete for reserve acquisitions, exploration leases, licences and concessions and skilled industry personnel with a substantial number of other oil and gas companies, many of which have significantly greater financial resources than the Corporation. The Corporation's competitors include major integrated oil and natural gas companies, numerous other independent oil and natural gas companies and trusts, and individual producers and operators.

MGM Energy will enhance its competitive position by focusing on the Arctic regions of Canada, and will acquire and develop Arctic expertise to reduce some of the risks associated with the exploration, production and marketing of oil and natural gas. See "Risk Factors".

Trends

Activity levels in the Northwest Territories in the past have generally been a function of the energy industry's view of the progress towards the construction of a Mackenzie Valley pipeline. There have been a number of occasions since the 1970s where the pipeline appeared to be making progress, and equally times when the pipeline appeared to be a distant possibility.

Currently, although more progress has been made toward the construction of a northern pipeline than at any other time, there remains doubt as to the timing of the Mackenzie Valley pipeline. On March 12, 2007, Imperial Oil Resources Ventures Limited, on behalf of the proponents of the Mackenzie Valley pipeline project, announced a new, substantially higher cost estimate for the pipeline. In addition, it announced a new project schedule that does not call for a decision to construct the pipeline before 2009 nor pipeline start-up before 2014. As a result, some industry participants view a pipeline in-service date of 2012-2013 as optimistic. While this perspective may prove to be correct, MGM Energy views this as providing it with the opportunity to advance its business strategy.

Seasonal Factors

Oil and natural gas development activities, including seismic and drilling programs in the central Mackenzie Valley and Mackenzie Delta are restricted to those months of the year when the ground is frozen. Seasonal weather variations, including freeze-up and break-up, will affect access.

Reorganizations

On January 12, 2007, the Corporation completed the Arrangement. For further details, see "General Development of the Business - History".

OIL AND NATURAL GAS PROPERTIES

Description of Oil and Natural Gas Properties and Assets

The following is a description of the principal oil and natural gas properties comprising the Spinout Assets and the Ancillary Asset. Reserve amounts are stated, before deduction of royalties as at December 31, 2006, based on forecast cost and price assumptions, as set forth in the McDaniel Reports. Unless otherwise specified, all references to gross and net acres and well count information are as at December 31, 2006. See "Oil and Gas Reserves Data".

The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

The Corporation is a Calgary-based oil and gas company with a natural gas focus. The key areas of focus for the Corporation include the Mackenzie Delta and the Colville Lake area of the central Mackenzie Valley in the Northwest Territories.

Spinout Assets

MGM Energy's principal assets are the Spinout Assets. The Spinout Assets consist of:

- the rights under the MDFI Agreement respecting Mackenzie Delta, Northwest Territories Exploration Licence #394, Exploration Licence #427 and Inuvik Concession Blocks 1 and 2 (the "Farmin Properties"), covering approximately 412,500 hectares; and

- oil and gas properties in the Sahtu/Colville Lake area of the Northwest Territories covering approximately 600,000 hectares (approximately 385,000 hectares net).

The map of the Northwest Territories below depicts the Mackenzie Delta area and the Colville Lake area in the central Mackenzie Valley.


VICTORIA
ISLAND
NORTHWEST TERRITORIES

The Spinout Assets were transferred from Paramount to the Corporation pursuant to the Spinout Assets Transfer Agreement which was one of the steps in the Arrangement in consideration for the issuance to Paramount of the 18.2 million Class A Preferred Shares (with a stated issue price of $5.00 per share), the issuance to Paramount of a promissory note in the principal amount of $12 million and the cancellation of an outstanding promissory note of Paramount issued to MGM Energy in an earlier step of the Arrangement.

Pursuant to the MDFI Assignment Agreement, Paramount transferred and conveyed its entire interest in the MDFI Agreement to MGM Energy.

Mackenzie Delta Farmin

MDFI Agreement

Under the MDFI Agreement, the Corporation is the operator of the Farmin Properties and can earn a staged 50% working interest in the Farmin Properties by drilling 11 wells over a period of four years. In addition, the Corporation must make the required deposit and penalty payments to the lease owners (the Crown and the Inuvialuit Regional Corporation) during that period, which may be up to $21 million, but are currently estimated to be approximately $11 million. Of the 11 wells to be drilled by MGM Energy, two wells have been drilled on the EL394 lands in the 2006/2007 winter drilling season (Kumak I-25 and Unipkat M-45). The Kumak I-25 well was cased and suspended without further testing and the Unipkat M-45 well was abandoned. Of the remaining nine wells to be drilled by MGM Energy, three wells are expected to be drilled on the EL427 or EL394 lands (with at least one well on EL427B) in the 2007/08 winter drilling season. Three wells are to be drilled on the Farmin Properties in each of the 2008/09 and 2009/10 winter drilling seasons. A 32% working interest in the Farmin Properties will be earned by the Corporation after five exploratory wells have been drilled and upon delivery of the required Drilling Termination Notice, and an additional 3% working interest in the Farmin Properties will be earned by the Corporation for each well drilled in addition to the first five exploratory wells. The Corporation may, at its option, accelerate the required drilling program.

Upon satisfying the drilling commitments under the MDFI Agreement in full, a 50% interest in the existing discovery wells, Langley K-30, Olivier H-01 and Ellice I-48, and the existing discovery lands surrounding the discovery wells, will also be earned. The existing discovery wells and the existing discovery lands are collectively referred to as the "Previous Discoveries". If the drilling commitment of 5 exploratory wells is met but the drilling commitments under the MDFI Agreement are not satisfied in full, the Corporation will earn an interest in the Farmin Properties based on the number of wells drilled, as set forth above but no interest will be earned in the Previous Discoveries. If the Corporation does not drill five exploratory wells, which is the minimum required drilling program under the MDFI Agreement, no interest in the Farmin Properties will be earned by the Corporation.

The MDFI Agreement provides for an area of mutual interest ("AMI") surrounding the Farmin Properties. The Corporation and each of the farmors have a right to participate as to 50% and 25%, respectively, in any interest acquired by any of the parties in the AMI, subject to adjustment to reflect the party's final working interest in the Farmin Properties once the Corporation has completed the drilling program under the MDFI Agreement.

Under the MDFI Agreement, the Corporation is also required to spend a total of $50 million on the acquisition of 3D seismic on the Farmin Properties or lands within 3.2 kilometres of the Farmin Properties or, if consented to by the farmors, other lands within the AMI or within 1.6 kilometres of the exterior perimeter of the AMI prior to the end of the 2011/12 winter drilling season. If the Corporation does not spend the entire $50 million required by that time, the Corporation will still earn the staged working interests in the Farmin Properties and, if all 11 wells are drilled, the 50% working interest in the Previous Discoveries; however, the Corporation will be subject to a continuing obligation to the farmors with respect to the difference between $50 million and the amount spent by the Corporation in acquiring 3D seismic. That obligation can be satisfied, at the option of the farmors, by the Corporation making payment to the farmors of 50% of the unspent amount or contributing 100% of the costs otherwise applicable to the joint venture account for the first drilling or seismic operations conducted as joint operations up to that amount.

Chevron Canada Limited was the prior operator of the Farmin Properties and under the MDFI Agreement will provide contract operator services through the 2006/07 winter drilling season to MGM Energy. MGM Energy bears the expense and risks of all operations conducted by Chevron Canada Limited in the 2006/07 winter drilling season.

MGM Energy is the operator of the Farmin Properties. Prior to the Arrangement, Paramount had operated in Northern Canada for over 30 years. Certain key employees of Paramount are now employees of MGM Energy or provide their services to the Corporation pursuant to the Services Agreement.

Continuing Obligations of Paramount

Pursuant to the terms of the MDFI Agreement, Paramount will continue to be jointly and severally liable for the obligations of MGM Energy under the MDFI Agreement to the extent those obligations are not satisfied by MGM Energy. The Spinout Assets Transfer Agreement obligates the Corporation to satisfy all of the obligations of the farmee under the MDFI Agreement and to take whatever steps are necessary to raise sufficient funds to meet those obligations. The Spinout Assets Transfer Agreement also provides that if the Corporation is unable to satisfy its obligations under the MDFI Agreement and Paramount is required to satisfy those obligations, MGM Energy will be obligated to repay to Paramount all amounts spent by Paramount to satisfy those obligations. The amount owing to Paramount will bear interest at a rate equal to Paramount's cost of capital at the time of expenditure plus 1%, and will be secured by a charge over all of MGM Energy's assets.

The Mackenzie Delta — Overview of the Area

The Mackenzie Delta lies at the end of the Mackenzie River where it enters the Beaufort Sea, approximately 2,200 kilometres north of Calgary, Alberta. The Mackenzie Delta has been the focus of natural gas exploration since the 1960s. Several major discoveries have been made in the Mackenzie Delta during that time, with 21 onshore Significant Discovery Licenses awarded to date. There is no commercial oil or natural gas production in the Mackenzie Delta, as currently there is no pipeline or gathering system to transport production to market. See "Oil and Natural Gas Properties — Spinout Assets — Proposed Mackenzie Valley Pipeline" below.

Farmin Properties

The map below depicts the Farmin Properties (EL394, EL427 and the Inuvik parcels), the Previous Discoveries plus the lands held and discoveries made by other industry participants in the area and the proposed route of the Mackenzie Valley pipeline.


Tuktoyaktuk
Taglu
EL 394
Inuvik
Blocks
Inuvik
Aklavik
MGM Energy Corp
mgm

EL394 expires in September 2008. Upon expiry, only discovery land defined by a successful exploration well for which a Significant Discovery License has been applied for or obtained will be retained by the lessee. EL394 covers approximately 73,155 hectares. Wells drilled by MGM Energy on the EL394 lands will target the Tertiary Taglu and Reindeer sands for natural gas at a depth of between 1,000 and 2,000 metres. The estimated cost to drill and test a well on these lands to the target depth is between $18 million and $22 million.

EL427 is comprised of EL427A, EL427B and EL427C. EL427A expires in August, 2009; EL427B expires in May, 2007, subject to extension to May, 2011 with payment of money and if certain work is completed; and EL427C expires in June, 2009, subject to extension to June, 2013 if certain work is completed. It is expected that the required work will be completed to extend each of EL427B and EL427C. Upon expiry, only discovery land defined by a successful exploration well for which a Significant Discovery License has been applied for or obtained will be retained by the lessee. EL427 covers approximately 148,577 hectares. Wells drilled by MGM Energy on the EL427 lands will target

the Tertiary Taglu and Reindeer sands for natural gas at a depth of between 700 and 2,000 metres. The estimated cost to drill and test a well on these lands to the target depth is between $18 million and $22 million.

The leases respecting Inuvik Concession Blocks 1 and 2 each have a term of 10 years expiring in August, 2010. The term of each of these leases can be extended for up to 10 years under 2 extensions at which time a portion of the leases are relinquished back to the Inuvialuit Regional Corporation. These lease extensions, to be made in 2010 for five years and 2015 for a further five years, require a cash payment of $250,000 for each five year extension on each Inuvik Concession Block. One well must be drilled on each Inuvik Concession Block approximately every five years or a penalty of $5 million must be paid for each Inuvik Concession Block on which a well was not drilled. The Inuvik Concession Block 1 lands cover approximately 90,461 hectares and the Inuvik Concession Block 2 lands cover approximately 100,369 hectares. Wells drilled by MGM Energy on the Inuvik Concession Blocks will target the Jurassic and Lower Cretaceous Parsons Lake and Kamik formations for natural gas at a depth of between 3,000 and 5,000 metres. The estimated cost to drill and test a well on these lands to the target depth is between $18 million and $24 million.

Exploration and Development to Date on the Farmin Properties

Three wells have been drilled to date on the Farmin Properties by the farmors under the MDFI. All wells were cased and tested. These wells are part of the Previous Discoveries. See "Oil and Natural Gas Properties – Spinout Assets - The Previous Discoveries" below.

Exploration and Development Plans for the Farmin Properties

MGM Energy drilled the Kumak I-25 well pursuant to the MDFI, the first well of an eleven well drilling commitment. Upon initial evaluation, the Kumak I-25 well did not appear to contain commercial quantities of hydrocarbons; therefore, MGM Energy elected to case and suspend the well. Further testing or use of the well will be evaluated by December 31, 2007. The second well of the eleven well drilling program, Unipkat M-45, was drilled and abandoned. Both wells targeted the Taglu sands.

There are ten drillable prospects and over sixty leads on the Farmin Properties land. Prospects all have 3D seismic coverage with the majority having amplitude support for natural gas. Leads are generally defined by 2D seismic or incomplete 3D seismic, requiring further seismic coverage prior to drilling.

The Previous Discoveries

The Langley and Ellice discovery wells encountered Taglu sands at 555 metres and 2,100 metres, respectively, and were production tested at rates of 18 and 34 Mmcf/d, respectively. The production test results from the Olivier well are currently confidential. Chevron Canada Limited has submitted a significant discovery application for the Langley discovery and is preparing significant discovery applications for Ellice and Olivier. All three discovery wells are suspended and will be re-entered for production.

The Mackenzie Delta — Potential Resources

The Mackenzie Evaluation estimates potential undiscovered resources in the onshore and shallow water portion of the Mackenzie Delta (which consists of approximately 2.9 million hectares) of up to 21.3 Tcf of gas in place (high case). Undiscovered resources are those quantities of oil and gas estimated on a given date to be contained in accumulations yet to be discovered.

The Mackenzie Delta — Geology

The stratigraphic column in the Mackenzie Delta can be divided into the following four major tectono-stratigraphic assemblages (based upon drilling to date, surface outcrop mapping of adjacent areas and analysis of geophysical data): Inuvikian Assemblage comprising Proterozoic (non-prospective) strata; Franklinian Assemblage comprising Cambrian to Devonian strata; Ellesmerian Assemblage comprising Mississippian to Lower Cretaceous (Hauterivian) strata; and Brookian Assemblage comprising Lower Cretaceous (Hauterivian) to Holocene strata.

The Brookian Assemblage, in particular the Kugmallit, Taglu, and Aklak sequences, has been the main focus of exploration in the Mackenzie Delta. The Brookian Assemblage can be divided into three main petroleum systems: the Jurassic and Lower Cretaceous system; the Lower Tertiary (Reindeer) system; and the Tertiary Kugmallit system. In the Mackenzie Delta region, this assemblage is 12 to 16 kilometres thick.

The Jurassic and Lower Cretaceous petroleum system includes strata from the Bug Creek Group to the Kamik formation. Overlying the Jurassic Bug Creek Group strata are sediments of the Husky formation. These deep water shales are the main source rocks for this petroleum system. They transition into shallow marine sandstones of the Martin Creek Formation. The Kamik formation is the main gas bearing horizon for the Parsons Lake field operated by ConocoPhillips.

The Lower Tertiary (Reindeer) petroleum system includes strata from the Upper Cretaceous Boundary Creek and Smoking Hills formations through to the Taglu sequence of the Reindeer formation. The Aklak and Taglu deltaic sequences are the main reservoir intervals within this system. Other probable source rocks for this system include the shales within the Upper Cretaceous to Paleocene Fish River sequence, and the shales within the Eocene Taglu and Richards sequences.

The Tertiary Kugmallit petroleum system includes strata from the Kugmallit formation through to the Iperk formation. Reservoirs in this system include sands within the Kugmallit formation and minor sands within the Akpak formation. Source rocks are the shales within the Oligocene Kugmallit sequence and Miocene Akpak sequence.

Because the Franklinian and Ellesmerian Assemblages are very deep over much of the Mackenzie Delta, they have not been the focus of exploration efforts in the Mackenzie Delta to date. These stratal groups are, however, considered prospective for hydrocarbons where they are relatively close to the surface.

Colville Lake

Colville Lake — Overview of the Area

The Colville Lake area in the central Mackenzie Valley, Northwest Territories has been the focus of natural gas exploration since the 1970s. A number of major discoveries have been made in the Colville Lake area during that time, with four Significant Discovery Licenses awarded to date. In addition, Paramount made two new discoveries (at Nogha and Maunoir) in the area. There is no commercial oil or natural gas production in the Colville Lake area or the Mackenzie Valley, as currently there is no pipeline or gathering system to transport production. See "Oil and Natural Gas Properties - Spinout Assets — Proposed Mackenzie Valley Pipeline" below.

The Colville Lake Properties

The Colville Lake properties cover approximately 600,000 hectares (approximately 385,000 hectares net) in the Mackenzie Valley, Northwest Territories. The Colville Lake properties are at:

- Nogha (Exploration Licence #426, Exploration Licence #430 and one concession agreement);
- Maunoir (Exploration Licence #399 and Exploration Licence #428);
- Turton (Exploration Licence #414);
- Kelly (Exploration Licence #424); and
- Great Bear River (Exploration Licence #440).

The Nogha, Maunoir and Turton properties are held through a 50/50 joint venture with an industry partner, and the Kelly and Great Bear River properties are wholly-owned.

At Nogha, EL426 and EL430 expire in June 2008 and May 2009, respectively. It is intended that EL426 be extended for one year at a cost of $1 million payable by MGM Energy. Upon expiry, only discovery land defined by a successful exploration well for which a Significant Discovery License has been applied for or obtained will be retained by the lessee. EL426 and EL430 cover approximately 88,365 hectares. The concession agreement regarding lands in the Colville Lake region of the Shatu settlement area has rolling five year terms, with the first term ending in January, 2011. The concession agreement lands cover approximately 59,881 hectares. At the end of each term a portion of the lands are relinquished by the lessee, with the magnitude of such portion depending on exploration success and work completed during the term. Wells drilled by MGM Energy at Nogha target the Cambrian Mount Clark and Mount Cap sands for natural gas at a depth of approximately 1,400 metres. The estimated cost to drill and test a well at Nogha to the target depth is approximately $8 million. Starting in 2011, an annual rental of approximately $300,000 will commence in respect of the concession lands.

At Maunoir, EL399 and EL428 will expire in August 2008 and May 2009, respectively. Upon expiry, only discovery land defined by a successful exploration well for which a Significant Discovery License has been applied for or obtained will be retained by the lessee. The Maunoir lands cover approximately 201,504 hectares. Wells drilled by MGM Energy at Maunoir will target the Cambrian Mount Clark sands for natural gas at a depth of approximately 1,000 metres. The estimated cost to drill and test a well at Maunoir to the target depth is approximately $8 million.

At Turton, EL414 will expire in September 2009. Upon expiry, only discovery land defined by a successful exploration well for which a Significant Discovery License has been applied for or obtained will be retained by the lessee. The Turton lands cover approximately 84,880 hectares. Wells drilled by MGM Energy at Turton will target the Cambrian Mount Clark sands for natural gas at a depth of between 1,500 and 2,000 metres. The estimated cost to drill and test a well at Turton to the target depth is approximately $8 million.

At Kelly, EL424 has a first term of four years expiring in June 2008, subject to extension to June 2012 if certain work is completed. Upon expiry, only discovery land defined by a successful exploration well for which a Significant Discovery License has been applied for or obtained will be retained by the lessee. The Kelly lands cover approximately 80,608 hectares. Wells drilled by MGM Energy at Kelly will target the Cambrian Mt. Clark sands for natural gas at a depth of between 1,500 and 2,000 metres. The estimated cost to drill and test a well at Kelly to the target depth is approximately $8 million.

At Great Bear River, EL440 has a first term of four years expiring in May 2010, subject to extension to May, 2014 if certain work is completed. Upon expiry, only discovery land defined by a successful exploration well for which a Significant Discovery License has been applied for or obtained will be retained by the lessee. The Great Bear River lands cover approximately 87,872 hectares. Wells drilled by MGM Energy at Great Bear River will target the Devonian carbonates and Cambrian sandstones for natural gas. The estimated cost to drill and test a well at Great Bear River is between $5 million and $10 million.

Exploration and Development to Date on the Colville Lake Properties

Ten wells have been drilled to date (four at Nogha, four at Maunoir and two at Turton), eight of which have been cased and suspended and two of which have been abandoned. Approximately $82.2 million in net capital expenditures have been made to date by Paramount on the Colville Lake properties.

Exploration and Development Plans for the Colville Lake Properties

Several prospects and leads have been identified through 2D seismic in the Colville Lake area. Current mapping indicates good gas potential in the immediate area of the Nogha discovery as well as in the surrounding basal Cambrian Sandstone strata.

In 2007/08 the Corporation intends to shoot seismic in the Kelly and Nogha areas at an estimated cost of $15 million, defining drilling for the 2008/09 winter drilling season.

Previous Discoveries on the Colville Lake Properties

Discoveries have been made by Paramount at Nogha and Maunoir. The Nogha C-49 and M-17 discovery wells were production tested at combined rates from the Mount Clark A and C zones of 5.1 and 3.5 Mmcf/d, respectively. The Maunoir C-34 discovery well was production tested at 235 bbls/d of oil.

Colville Lake — Potential Resources

The Mackenzie Evaluation estimates potential undiscovered resources for the Colville Lake Cambrian sandstone, which covers approximately 5.3 million hectares in the Mackenzie Valley, of up to 8.6 Tcf of gas in place (high case). Undiscovered resources are those quantities of oil and gas estimated on a given date to be contained in accumulations yet to be discovered.

An evaluation of the potential resources of the Nogha property at Colville Lake, conducted by McDaniel, estimates the potential contingent resources of the property to be approximately 136.2 Bcf (high case). The evaluation is as of December 31, 2006.

The table below summarizes the estimated volumes of contingent resources attributable to the Nogha property at Colville Lake, net to MGM Energy. The estimates presented are in accordance with the definitions and guidelines in the COGE Handbook and NI 51-101.

Contingent Resources[1] (Bcf) (Estimate)[2]		
Low	**Best**	**High**
11.5	41.7	136.2

Notes:

(1) Contingent resources are those quantities of gas estimated to be potentially recoverable from known accumulations but are classified as a resource rather than a reserve due to: lack of pipeline infrastructure, making the project uneconomic on a stand alone basis; potential regulatory issues with respect to the construction of the pipeline and facility infrastructure; lack of demonstrated intent to bring the volumes to market within a specific time frame; and insufficient drilling or technical data to be able to accurately estimate total pool productivity. Estimates are shown before the deduction of royalties.

(2) A low estimate is a conservative estimate of the quantity that will actually be recovered from the accumulation; a best estimate is the best estimate of the quantity that will actually be recovered from the accumulation; and a high estimate is an optimistic estimate of the quantity that will actually be recovered from the accumulation.

Colville Lake — Geology

The primary exploration target in the northern Sahtu area of the Mackenzie Valley near Colville Lake is the Cambrian-aged Mount Clark formation sandstones. Overlying the Mount Clark formation are sandstones, siltstones, shales, thin limestone and dolostone of the Mount Cap formation. The Mount Cap formation ranges in thickness from 70 metres to over 920 metres. Up to 200 metres of evaporitic sediments and variegated shales of the Saline River formation overly the Mount Cap formation, with the Saline River formation being beneath the late Cambrian to early Ordivician carbonate of the Franklin Mountain formation. The Franklin Mountain formation lies beneath the middle Devonain Bear Rock, Hume and Rampart-Kee Scarp formations and the Cretaceous sand and shales of the Slater River formation.

Proposed Mackenzie Valley Pipeline

The Mackenzie Valley pipeline is a proposed 1,220 kilometre pipeline and gathering system to transport natural gas from existing and currently undiscovered natural gas fields in the Mackenzie Delta through the Mackenzie Valley to connect northern onshore gas fields with North American markets.

Imperial Oil Resources Ventures Limited, on behalf of itself and ConocoPhillips Canada (North) Limited, Shell Canada Limited, ExxonMobil Canada Properties and the Aboriginal Pipeline Group, has submitted applications to the NEB for regulatory approvals required for the Mackenzie Valley pipeline as well as applications to the boards, panels and agencies responsible for assessing and regulating energy developments in the Northwest Territories. Applications were submitted beginning in April 2005. Approvals in respect of the required applications are required before fieldwork can begin on the Mackenzie Valley pipeline. Such approvals include permits to develop and operate the pipeline's infrastructure, such as construction camps, access roads, pipeline rights-of-way, storage areas and granular queries, as well as land and water use permits needed for pipeline construction and operation.

Preliminary plans target construction of the pipeline over four years once all necessary permits, licences and authorizations have been obtained.

Production Transportation Plans

Paramount has publicly stated that it supports the construction of the Mackenzie Valley pipeline and has been involved in certain of the hearings in respect of the pipeline. MGM Energy has adopted the statements and evidence of Paramount in this regard. MGM Energy intends to discuss the transportation of its natural gas via the Mackenzie Valley pipeline and related gathering system, if approved and constructed, with Imperial Oil Resources Ventures Limited. MGM Energy will need to construct additional facilities in respect of certain of its properties in order to utilize the Mackenzie Valley pipeline and related gathering system, if approved and constructed.

If the construction of the Mackenzie Valley pipeline and related gathering system is deferred, delayed or not approved, the Corporation will examine its available options to transport its natural gas to market, including the staged construction by the Corporation or the support by the Corporation for the construction by others of alternate pipeline and gathering systems.

OIL AND GAS RESERVES DATA

Ancillary Asset

The Ancillary Asset was transferred from Paramount to the Corporation under the Arrangement pursuant to the Ancillary Asset Transfer Agreement on January 12, 2007. The sale price for the Ancillary Asset was $5 million, which was satisfied by the cancellation of a $5 million promissory note issued by Paramount to the Corporation pursuant to the Arrangement. Under the Ancillary Asset Transfer Agreement, Paramount has the option to reacquire the Ancillary Asset from the Corporation for the same price, provided that at the time of such acquisition the Corporation has proved developed reserves with a net present value (on a constant price basis) of not less than $3 million discounted at 20% or would otherwise then meet the TSX's initial listing requirements and provided further that such acquisition would not result in the delisting from the TSX of any of the Corporation's securities or the Corporation being in default of any of the TSX's listing maintenance requirements.

The Ancillary Asset consists of one well in the Cameron Hills area of the southern portion of the Northwest Territories. The Corporation is the operator of the well and has an 88% interest in the well. The well had test production from the Sulphur Point formation at rates of 100 to 150 bbls/d in 2003 with minor amounts of associated gas, but is not currently producing. If additional facilities are constructed, production from the well can be tied into an existing pipeline approximately one kilometre away, with production to be sent via such pipeline to a battery at Bistcho Lake approximately 70 kilometres away.

The tables below summarize the crude oil, natural gas liquids ("NGL") and natural gas reserves related to the Ancillary Asset of the Corporation and the present worth of future net cash flows associated with such reserves effective as at December 31, 2006, as evaluated by McDaniel in a report dated March 14, 2007 based on constant price assumptions and have been extracted from the McDaniel Reports. The McDaniel Reports have been prepared in accordance with the standards contained in the COGE Handbook and the reserves definitions set out by the Canadian Securities Administrators in NI 51-101 and the COGE Handbook. The tables summarize the data contained in the McDaniel Reports and, as a result, may contain slightly different numbers than the McDaniel Reports due to rounding. **All future cash flows are stated prior to provision for indirect costs and lease reclamation costs (other than well abandonment costs associated with existing wells and wells to be drilled in**

the future that have been assigned reserves) and after deduction of royalties and estimated future capital expenditures.

It should not be assumed that the present worth of estimated future cash flows shown below is representative of the fair market value of the reserves. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of MGM Energy's crude oil, NGL and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and NGL reserves may be greater than or less than the estimates provided herein. In the various reserves related tables included herein, columns may not add due to rounding.

The Ancillary Asset was acquired by MGM Energy to ensure that MGM Energy met the minimum listing requirements of the TSX. MGM Energy has no plans in 2007 to tie in or produce the Ancillary Asset.

All of MGM Energy's crude oil, NGL and natural gas reserves are located within Canada.

The following table summarizes the reserves evaluated at December 31, 2006 using constant prices and costs.

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
As of December 31, 2006

CONSTANT PRICES AND COSTS

Reserves Category	Light and Medium Oil Gross[1] (Mbbls)	Light and Medium Oil Net[2] (Mbbls)	Natural Gas Gross[1] (Mmcf)	Natural Gas Net[2] (Mmcf)	Natural Gas Liquids Gross[1] (Mbbls)	Natural Gas Liquids Net[2] (Mbbls)
PROVED[3]						
Proved Developed Producing[4]	—	—	—	—	—	—
Proved Developed Non-Producing[5]	74	74	599	598	2	2
Proved Undeveloped[6]	—	—	—	—	—	—
TOTAL PROVED	74	74	599	598	2	2
TOTAL PROBABLE[7]	25	25	200	199	1	1
TOTAL PROVED PLUS PROBABLE	99	98	799	797	3	3

Net Present Values of Future Net Revenue Based on Constant Prices and Costs

Reserves Category	BEFORE DEDUCTING INCOME TAXES DISCOUNTED AT 0% ($000s)	5% ($000s)	10% ($000s)	15% ($000s)	20% ($000s)
PROVED[3]					
Proved Developed Producing[4]	—	—	—	—	—
Proved Developed Non-Producing[5]	5,042	4,284	3,678	3,189	2,790
Proved Undeveloped[6]	—	—	—	—	—
TOTAL PROVED	5,042	4,284	3,678	3,189	2,790
TOTAL PROBABLE[7]	1,694	1,249	938	718	559
TOTAL PROVED PLUS PROBABLE	6,736	5,533	4,616	3,907	3,349

Notes:

(1) Gross reserves includes the working interest reserves before deduction of royalties payable to others.

(2) Net reserves is gross reserves after deducting royalties payable to others.
(3) "Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.
(4) "Developed Producing" reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.
(5) "Developed Non-Producing" reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.
(6) "Undeveloped" reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production.
(7) "Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.
(8) Numbers may not add due to rounding.

Crude Oil and NGLs Constant Prices Used in Estimates

Crude Oil			Natural Gas	Natural Gas Liquids Edmonton Reference Price ($/Bbl)			
West Texas Intermediate	Edmonton Light Crude	Bow River at Hardisty	Field Gate	Propane	Field Butane	NGL Mix	Natural Gasoline & Condensates
(U.S.$/Bbl)	($/Bbl)	($/Bbl)	($/MMBtu)				
61.05	67.06	49.66	5.93	36.80	49.10	48.10	71.99

INDUSTRY CONDITIONS

The oil and natural gas industry is subject to extensive controls and regulations governing its operations (including land tenure, exploration, development, production, refining, transportation and marketing) imposed by legislation enacted by various levels of government and, with respect to pricing and taxation of oil and natural gas, by agreements among the Government of Canada and the Northwest Territories, all of which should be carefully considered by investors in the oil and gas industry. It is not expected that any of these controls or regulations will affect the operations of MGM Energy in a manner materially different than they would affect other oil and gas companies of similar size. All current legislation is a matter of public record and MGM Energy is unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry in Canada.

Government Regulation

The oil and natural gas industry is subject to extensive controls and regulations imposed by various levels of government. Regulatory approvals must be obtained before drilling wells or constructing facilities. Failure to obtain such approvals on a timely basis could result in delays or abandonment of projects and increased costs. Although it is not expected that any of these controls or regulations will affect the operations of MGM Energy in a manner materially different than they would affect other Canadian oil and natural gas companies of similar size exploring and operating in the Northwest Territories, these controls and regulations should be considered carefully by those investing in the oil and gas industry. All current legislation is a matter of public record and MGM Energy is unable to predict what additional legislation or amendments may be enacted.

Land Tenure & Production Rights Processes

Federal Crown Lands

Crude oil and natural gas located in the Northwest Territories is owned predominantly by the Government of Canada. The federal government grants rights to explore for and produce oil and natural gas pursuant to licences issued for varying terms and on varying conditions as set forth in federal legislation and by the parties themselves. Such conditions may include, but are not limited to, obligations to drill wells or produce petroleum substances.

Oil and natural gas rights in lands owned by the federal government within the Northwest Territories are initially obtained by way of an Exploration Licence. EL's are issued through a bid process and generally incorporate the terms and conditions set out in the bid. EL's may be issued for non-renewable terms of up to and including 9 years, subject to extensions where the drilling of a well is in progress. Where the holder of an EL makes a significant discovery, as determined by the NEB, they may apply for and be issued a "declaration of significant discovery" from the NEB. Upon the issuance of the declaration of significant discovery, the holder of the EL may apply for and be issued a significant discovery license (an "SDL") which will remain in effect for so long as the declaration of significant discovery continues. The area covered by an SDL may vary in accordance with amendments to the declaration of significant discovery. Both ELs and SDLs provide the holder with the right to explore for and the exclusive right to drill and test for petroleum, the exclusive right to develop the lands in order to produce petroleum and the exclusive right to obtain a production licence for the lands once a declaration of commercial discovery has been made by the NEB.

Where a declaration of commercial discovery has been made by the NEB, the holder of the EL or SDL may then apply for and shall be issued a production licence ("PL"). PLs are issued for a term of 25 years, subject to the continuance of the certificate of commercial discovery, and are automatically extended for such time thereafter as commercial production continues. PLs provide the same rights as ELs and SDLs along with the exclusive right to produce petroleum and title to the petroleum so produced. Where commercial production has not commenced on any portion of the commercial discovery area, an order may be issued requiring production from such portion or else forfeiture of that portion from the commercial discovery area. The area covered by the PL may vary in accordance with amendments to the commercial discovery area.

Concession Agreement Lands

Oil and natural gas located in the Northwest Territories can also be privately owned and rights to explore for and produce such oil and natural gas are granted by leases and concession agreements on such terms and conditions as may be negotiated between the parties themselves.

Pursuant to agreements made between First Nations and the Government of Canada, First Nations have been granted title to certain lands in the Northwest Territories, in fee simple, including mines and minerals within, upon or under such lands. As such, various Northwest Territories' lands, which include lands associated with the Spinout Assets, are now owned by First Nations organizations.

In order to obtain the right to explore and produce minerals within these lands, corporations enter into oil and gas concession agreements with the owner (or its designated organization) of the lands. In particular, a portion of the Spinout Assets are subject to concession agreements with First Nations organizations.

Generally, such concession agreements function similar to oil and gas leases, whereby the lessor, as the legal owner, grants the lessee certain rights to explore for and produce oil and gas, subject to the specific terms of the concession agreement.

Typically, upon entering into the concession agreement, the lessee is granted the right to explore and produce oil and gas from the land, for an initial term, followed by potential renewable terms. All lease terms are subject to various drilling and payment obligations, which if not satisfied by the lessee, may result in, without limitation, the termination of certain rights, the surrendering of specific portions of the leased land, payment penalties and/or termination of the agreement.

The grant to the lessee is also subject to the payment of royalties to the lessor based on production from the leased lands or revenues from production from the leased lands. Typically, the royalty procedure and calculation is comparable to the Crown royalty calculation, stated below. More specifically, the royalty rates vary (most often escalate) with the length of time a well or production unit has been producing. After a well or production unit has been producing for a specified period of time, or in some instances at the time a well "pays out", the royalty will most often become fixed at a certain percentage. Furthermore, it is common for the lessor to have a right to acquire a working interest in the leased lands, or a right to convert the royalty interest to a working interest in the leased lands.

In addition, the lessee is often contractually obligated to consult with the lessor and associated First Nations

representatives and to commit to community support incentives such as first consideration for employment, training and business opportunities; support and utilization of local business; development of employment opportunity procedures and development training plans etc.

Pricing and Marketing — Natural Gas

In Canada, the price of natural gas sold domestically and internationally is determined by negotiation between buyers and sellers. Such price depends, in part, on natural gas quality, prices of competing natural gas and other fuels, distance to market, access to downstream transportation, length of contract term, weather conditions, the value of refined products and the supply/demand balance and other contractual terms. Natural gas exported from Canada is subject to regulation by the NEB and the Government of Canada. Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts must continue to meet certain criteria prescribed by the NEB and the Government of Canada. Natural gas exports for a term of less than two years or for a term of two to 20 years (in quantities of not more than 30 Mcf/d), must be made pursuant to an NEB order. Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 25 years) or a larger quantity requires an exporter to obtain an export licence from the NEB and the issue of such a licence requires the approval of the Governor in Council.

Pricing and Marketing — Oil

In Canada, producers of oil negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. The price depends in part on oil quality, prices of competing fuels, distance to market, the value of refined products and the supply/demand balance and other contractual terms. Oil exports may be made pursuant to export contracts with terms not exceeding one year in the case of light crude, and not exceeding two years in the case of heavy crude, provided that an order approving any such export has been obtained from the NEB. Any oil export to be made pursuant to a contract of longer duration (to a maximum of 25 years) requires an exporter to obtain an export licence from the NEB and the issue of such a licence requires the approval of the Governor in Council of Canada.

Royalties and Incentives

The royalty regime is a significant factor in the profitability of oil and natural gas production. Royalties payable on production from lands other than Crown lands, such as lands held privately in fee simple or lands held by First Nations groups, are determined by negotiations between the mineral owner and the lessee. Crown royalties are determined by government regulation and are generally calculated as a percentage of the value of the gross production, and the rate of royalties payable generally depends in part on well productivity, geographical location, production and marketing costs and the type or quality of the petroleum product produced. Additionally, other royalties and royalty-like interests are occasionally carved out of the working interest owner's interest through non-public transactions. These are often referred to as overriding royalties, gross overriding royalties, net profits or net carried interests.

Federal land in the Northwest Territories is categorized as "frontier lands" under the *Canada Petroleum Resources Act* (Canada) (the "CPRA"). Pursuant to the CPRA, royalties on petroleum and natural gas production from frontier lands are reserved for Canada's federal government. There are no royalties payable directly to the government of the Northwest Territories.

The calculation of federal Crown royalties on frontier lands is governed by the *Frontier Lands Petroleum Royalty Regulations* (Canada). Under these regulations, royalties are payable to the federal Crown once production from project lands has commenced (which is the time at which the petroleum products become marketable). Royalties are not payable during the pre-production period when activities such as exploration, testing, and drilling are being conducted.

Prior to payout, (payout means the point where the cumulative adjusted gross revenues of the interest holder in relation to the project exceeds the adjusted cumulative cost base of the interest holder in relation to the project) royalties are payable on a graduated monthly basis. For the first 18 months after production has commenced, 1% of gross revenues are payable to the Crown; for the 19th to the 36th month after the commencement of production, 2%

of gross revenues are payable to the Crown; for the 37th to 54th month after production has commenced, 3% of gross revenues are payable to the Crown; for the 55th to the 72nd month after production has commenced, 4% of gross revenues are payable to the Crown; and from the 73rd month after production commences until payout has been achieved, 5% of gross revenues are payable to the Crown. The capital remaining in the payout account receives a capital cost allowance of the long-term Government of Canada bond rate plus 10% added annually to the account.

Once payout has been achieved, royalties to the Crown continue to be paid on a monthly basis. The post-payout Crown royalty payable will be the greater of thirty percent of net revenues or five percent of gross revenues of the project.

Royalties payable to the First Nations organizations under the Spinout Assets lands covered by the concession agreements are similar to those payable to the Crown.

Environmental Regulation

The oil and natural gas industry is currently subject to environmental regulation pursuant to provincial, territorial and federal legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances produced or utilized in association with certain oil and natural gas industry operations. In addition, legislation requires that well, pipeline and facility sites be abandoned and reclaimed to the satisfaction of the applicable regulatory authority. A breach of such legislation may result in the imposition of fines and penalties, the revocation of necessary licenses and authorizations and civil liability for pollution damage.

In the Northwest Territories, environmental compliance is governed by the *Environmental Protection Act* (Northwest Territories) (the "EPA"), the *Environmental Rights Act* (Northwest Territories) (the "ERA"), the *Canadian Environmental Assessment Act* (Canada) (the "CEAA"), the *Canadian Environmental Protection Act, 1999* (Canada) (the "CEPA") and the *Canada Oil and Gas Operations Act* (Canada) (the "COGOA"), all of which impose certain environmental responsibilities on oil and natural gas operators and working interest holders in the Northwest Territories and impose penalties for violations.

In 1994, the United Nations' Framework Convention on Climate Change came into force and three years later led to the Kyoto Protocol which requires participating countries, upon ratification, to reduce their emissions of carbon dioxide and other greenhouse gases ("GHG"). Canada ratified the Kyoto Protocol in late 2002 and as a result is obligated to set legally binding limits on GHG emissions. On October 19, 2006, the Canadian federal government introduced into Parliament the *Clean Air Act* ("Bill C-30") and released its accompanying Notice of Intent to Develop and Implement Regulations and Other Measures to Reduce Air Emissions, (the "Notice"). Bill C-30 and the Notice are intended to reflect the Government's "made in Canada" approach to Canada's Kyoto Protocol obligations and reduce air pollutants and GHG emissions in Canada. Bill C-30 does not expressly include emission reduction targets. However, the Notice provides for sector emission intensity based targets for GHGs to come into effect by the end of 2010 and for long term GHG emission reduction targets to be met by 2050. The National Round Table on the Environment and Economy is charged with advising the federal government of Canada on these targets.

MGM Energy will be committed to meeting its responsibilities to protect the environment wherever MGM Energy operates or holds working interests and anticipates making increased expenditures of both a capital and expense nature as a result of increasingly stringent laws relating to the protection of the environment. MGM Energy will be taking such steps as required to ensure compliance with the EPA, ERA, CEAA, CEPA, COGOA and Bill C-30, should it become law. MGM Energy believes that it is reasonably likely that the trend in environmental legislation and regulation will continue towards stricter standards and that this could lead to increased capital expenditures and operating costs.

RISK FACTORS

The following is a summary of certain risk factors relating to the Corporation and the ownership of the Corporation's securities. These risk factors should be carefully considered.

Absence of Infrastructure to Transport the Corporation's Production

Due to the location of the Spinout Assets, there is no infrastructure currently available to transport oil, natural gas and NGLs from the Corporation's existing and future wells to market. While the Mackenzie Valley pipeline and related gathering system, which would enable the Corporation to transport its oil, natural gas and NGLs to market either with or without additional infrastructure being built by the Corporation, has been proposed and is currently the subject of regulatory hearings, there is no guarantee that it will be completed on a timely basis or at all. The Corporation's ability to market its oil, natural gas and NGLs, and therefore receive payment for its production, depends upon MGM Energy's ability to transport its oil, natural gas and NGLs to market. If the Corporation is unable to transport its oil, natural gas and NGLs to market within a reasonable time, the value of its assets, and therefore of the Common Shares, will be materially affected.

Exploration Risks

The exploration of the Corporation's oil and gas properties involves a high degree of risk that no production will be obtained or that the production obtained will be insufficient to recover drilling and completion costs. The costs of drilling, completing and operating wells are uncertain to a degree. Cost overruns can adversely affect the economics of the Corporation's exploration programs and projects. In addition, the Corporation's drilling plans may be curtailed, delayed or cancelled as a result of numerous factors, including, among others, equipment failures, weather or adverse climate conditions, shortages or delays in obtaining qualified personnel, shortages or delays in the delivery of or access to equipment, necessary regulatory or other third party approvals and compliance with regulatory requirements.

Wells to be Drilled by the Corporation are Very Costly

Wells to be drilled by the Corporation on the Spinout Assets an estimated to cost approximately $8 million to $24 million per well, but may exceed that amount. Accordingly, if the Corporation is unsuccessful on a number of wells, it may result in a material adverse affect on MGM Energy's assets, prospects and financial condition. Additionally, if the Corporation is not successful on the first few wells drilled on the MDFI Agreement lands, MGM Energy may determine not to drill a total of five wells on these lands and, as a result, would not earn any interest in these lands pursuant to the terms of the MDFI Agreement.

Operational Matters

The ownership and operation of oil and natural gas wells, pipelines and facilities involves a number of operating and natural hazards which may result in blowouts, environmental damage and other unexpected or dangerous conditions resulting in damage to the Corporation's properties and possible liability to third parties. The Corporation intends to employ prudent risk management practices and maintain suitable liability insurance, where available. The Corporation may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Costs incurred to repair such damage or pay such liabilities could have a material adverse effect on the Corporation, its operations and financial condition.

Availability of Equipment and Qualified Personnel and Related Costs

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment and qualified personnel in the particular areas where such activities will be conducted. Demand for such limited equipment and qualified personnel may affect the availability of such equipment and qualified personnel to MGM Energy and may delay the Corporation's exploration and development activities. In addition, the costs of qualified personnel and equipment in the area where the Spinout Assets are located are very high due to the availability of, and demands for, such qualified personnel and equipment in the area.

Resource Estimates

The resource estimates in respect of certain of the Spinout Assets and the area in which the Spinout Assets are located are only estimates and the ultimate resources may be significantly less than the estimates. Estimates of resources depend in large part upon the reliability of available geological and engineering data. Geological and

engineering data are used to determine the probability that a reservoir of oil and/or natural gas exists at a particular location, and whether, and to the extent to which, such hydrocarbons are recoverable from the reservoir.

Insufficient Proceeds from Exercise of Warrants and Need for Additional Financings

MGM Energy requires the proceeds from the exercise of the Warrants, and will require additional financing, in order to carry out its proposed exploration and development activities. The Corporation may not receive sufficient proceeds from the exercise of the Warrants to carry out its exploration and development activities to the end of the 2007/2008 winter drilling season as currently anticipated. If insufficient proceeds are received from the exercise of the Warrants, the Corporation will have to obtain additional financing earlier than anticipated. The Corporation may not be able to obtain financing on terms acceptable to the Corporation or at all. Failure to obtain required financing on a timely basis could cause the Corporation's interest in its properties to be lost or reduced and may have a material adverse effect on the Corporation's operations and financial condition.

Volatility of Commodity Prices

Oil and natural gas prices fluctuate significantly in response to regional, national and global supply and demand factors beyond the control of the Corporation. Political and economic developments around the world can affect world oil and natural gas supply and prices. Any prolonged period of low oil and natural gas prices could result in a decision by the Corporation to suspend or terminate exploration, as it may become uneconomic to explore for and/or produce oil or natural gas at such prices.

Environmental Concerns

The oil and natural gas industry is subject to environmental regulations pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or other penalties. See "Industry Conditions — Environmental Regulation". Should the Corporation be unable to fully fund the cost of remedying an environmental problem, MGM Energy might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy.

Seasonality and Climate

The Spinout Assets are only accessible when the ground is frozen. Accordingly, a mild winter may result in limited access and, as a result, reduced operations or a cessation of operations.

In addition, the Spinout Assets are located in the far north of Canada where the climate can be very cold and harsh. Extreme cold or other harsh weather such as blizzards can result in additional costs and delays to the Corporation's exploration programs.

No Operational History

The Corporation was only recently organized and has no history of operations.

Competition

There is strong competition relating to all aspects of the oil and natural gas industry. The Corporation will actively compete for capital, skilled personnel, access to rigs and other equipment, access to processing facilities and pipeline and refining capacity and in all other aspects of its operations with a substantial number of other organizations, many of which will have greater technical and financial resources than the Corporation.

Potential Conflicts of Interest

Certain conflicts of interest could arise as a result of the relationship between Paramount and MGM Energy. Two of the directors of MGM Energy are directors of Paramount, and one officer of the Corporation is also an officer of Paramount. In addition, the Corporation will be dependent on Paramount for administrative, operating and other services pursuant to the Services Agreement. The directors and officers of Paramount and the Corporation have fiduciary duties to manage Paramount and the Corporation, respectively, in a manner beneficial to Paramount and

MGM Energy, respectively. The duties of the directors and officers of Paramount and the Corporation may come into conflict.

Current members of the Board of Directors are directors or officers of corporations which are in competition to the interests of the Corporation. No assurances can be given that opportunities identified by such board members will be provided to the Corporation.

PRINCIPAL SHAREHOLDERS

MGM Energy is authorized to issue an unlimited number of Common Shares. As at March 29, 2007, there were 35,226,834 Common Shares and 14,194,121 Longer Term Warrants issued and outstanding. Each Common Share carries the right to one vote at any meeting of MGM Energy Shareholders. As at March 29, 2007, to the knowledge of the directors and senior officers of MGM Energy, the only persons or companies who beneficially own, directly or indirectly, or exercise control or direction over, Common Shares carrying more than 10% of the voting rights attached to all issued and outstanding Common Shares (on a non-diluted basis) were:

Name	Type of Ownership	Number of Common Shares	% of Common Shares
Paramount Resources Ltd.	Legal/Beneficial	18,200,000	51.7%
Clayton H. Riddell[(2)]	Legal/Beneficial	8,221,710	23.3%
CDS & Co.[(1)]	Legal	7,463,528	21.2%

Notes:

(1) Beneficial ownership is not known to MGM Energy.

(2) The information as to beneficial ownership of the Common Shares not being within the knowledge of the Corporation has been furnished by Mr. Clayton H. Riddell.

DIRECTORS AND OFFICERS

The Corporation's articles provide that the Corporation must have a minimum of three and a maximum of twelve directors. The Corporation's directors will be elected annually by the Corporation's shareholders, with the Board of Directors having the ability to appoint additional directors between annual meetings of shareholders in accordance with the Corporation's by-laws and the ABCA.

Directors and Officers of the Corporation

As at December 31, 2006, the directors of the Corporation were Messrs. James H. T. Riddell, Charles E. Morin and Bernard K. Lee. Pursuant to the Arrangement, the Board was reconstituted, as set forth below.

The name, municipality of residence, position and offices held with the Corporation and principal occupations for the prior five years of each of the directors and senior officers of the Corporation are as follows:

Name and Municipality of Residence	Present Position(s) with MGM Energy	Director Since[(1)]	Principal Occupation in Past Five Years
Clayton H. Riddell[(4)(9)] Calgary, Alberta	Director and Chief Executive Officer	January 11, 2007	Chief Executive Officer of Paramount.
James H. T. Riddell Calgary, Alberta	Executive Chairman	October 31, 2006	President and Chief Operating Officer of Paramount since June 2002; prior thereto held various positions with Paramount.

Name and Municipality of Residence	Present Position(s) with MGM Energy	Director Since[1]	Principal Occupation in Past Five Years
Henry W. Sykes[3][10] Calgary, Alberta	President and Director	January 11, 2007	President of MGM Energy since January 12, 2007; prior thereto, from March 2001 to March 2006, President of ConocoPhillips Canada.
Bernard K. Lee[7][8][9] Calgary, Alberta	Chief Financial Officer	N/A	Chief Financial Officer of Paramount since 2003; prior thereto, various senior positions with Alberta Energy Company Ltd. and its successor EnCana Corporation.
Gary L. Bunio[11] Calgary, Alberta	Vice President and Chief Operating Officer	N/A	Vice President and Chief Operating Officer of MGM Energy since January 11, 2007; prior thereto Manager, Heavy Oil and Sahtu Development of Paramount; prior thereto various senior positions with EnCana Corporation and PanCanadian Energy Corporation.
Nancy F. Dilts[12] Calgary, Alberta	Vice President, Legal & Regulatory and Corporate Secretary	N/A	Vice President, Legal & Regulatory and Corporate Secretary of MGM Energy since March 19, 2007; prior thereto, from 2002 to 2007, Vice President General Counsel of ConocoPhillips Canada; prior thereto, General Counsel of Conoco Canada.
Michael N. Chernoff[3][5][6] Vancouver, British Columbia	Director	January 11, 2007	Corporate Director
Daryl H. Gilbert[2][5][6] Calgary, Alberta	Director	January 11, 2007	Corporate Director; prior thereto, from 1994 to 2005, President and Chief Executive Officer of Gilbert Laustsen Jung Associates Ltd.
Robert B. Hodgins[2][4][6] Calgary, Alberta	Director	January 11, 2007	Corporate Director; prior thereto, from 2002 to 2004, Chief Financial Officer of Pengrowth Energy Trust.

Name and Municipality of Residence	Present Position(s) with MGM Energy	Director Since[(1)]	Principal Occupation in Past Five Years
Robert B. Peterson[(3)(5)(6)] Aurora, Ontario	Director	January 11, 2007	Corporate Director
Robert R. Rooney[(2)(4)(6)] Calgary, Alberta	Director	January 11, 2007	Corporate Director; prior thereto, until November 2005, partner with the law firm of Bennett Jones LLP.

Notes:

(1) All of the directors of the Corporation have been appointed to hold office until the next annual general meeting of shareholders or until their successors are duly elected or appointed, unless their office was earlier vacated.
(2) Member of Audit Committee.
(3) Member of Compensation Committee.
(4) Member of Corporate Governance Committee.
(5) Member of Environmental, Health and Safety Committee.
(6) Independent Director.
(7) Appointed as Chief Financial Officer on October 31, 2006.
(8) Served as a director of the Corporation as at December 31, 2006. Pursuant to the Arrangement, Bernard K. Lee resigned as a director and continued with MGM Energy as Chief Financial Officer.
(9) This individual also holds the same position with Paramount.
(10) Appointed as President as of January 12, 2007.
(11) Appointed as Vice President and Chief Operating Officer as at January 11, 2007.
(12) Appointed as Vice President, Legal & Regulatory and Corporate Secretary as of March 19, 2007.

Committees of the Board of Directors

The Board of Directors has appointed an audit committee, a compensation committee, a corporate governance committee and an environmental, health and safety committee, each consisting of three directors. The members of each of the committees are comprised entirely of independent directors, other than the Compensation Committee and the Corporate Governance Committee, which have a majority of independent directors. The Board of Directors may from time to time establish additional committees. The mandates of each of the committees have been established and are in compliance with applicable legal and regulatory requirements.

As at March 29, 2007, the directors and executive officers of the Corporation, as a group, beneficially own, directly or indirectly, or exercise control or direction over, 8,779,347 Common Shares (approximately 24.9% of the issued and outstanding Common Shares) and 7,377,285 Longer Term Warrants (approximately 52.0% of the outstanding Longer Term Warrants). The information as to Common Shares and Longer Term Warrants beneficially owned, not being within the knowledge of the Corporation, has been furnished by the respective individuals.

Conflicts of Interest and Fiduciary Duties

Certain conflicts of interest could arise as a result of the relationship between Paramount and MGM Energy. Two of the directors of MGM Energy are directors of Paramount, and one officer of MGM Energy is also an officer of Paramount. In addition, MGM Energy will be dependent on Paramount for administrative, operating and other services pursuant to the Services Agreement. The directors and officers of Paramount and MGM Energy have fiduciary duties to manage Paramount and MGM Energy, respectively, in a manner beneficial to Paramount and MGM Energy, respectively. The duties of the directors and officers of Paramount and MGM Energy may come into conflict. Such conflicts will be resolved in accordance with the ABCA, where applicable. For more information regarding Paramount's relationship to MGM Energy, see "Services Agreement" and "Principal Shareholders".

There are potential conflicts of interest to which the directors and officers of MGM Energy will be subject in connection with the operations of MGM Energy. In particular, certain of the directors and officers of MGM Energy are involved in director positions with other oil and gas companies whose operations may, from time to time, be in direct competition with those of MGM Energy or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of MGM Energy.

Certain directors of the Corporation are associated with other companies, including Paramount, which may give rise to conflicts of interest. In accordance with the ABCA, directors who have an interest in a material contract or a material transaction, whether made or proposed, with the Corporation are required, subject to certain exceptions, to disclose the nature and extent of the interest. A director required to disclose such interest shall abstain from voting on any resolution to approve the contract or transaction, except as otherwise permitted by the ABCA. In addition, each director is required to act honestly and in good faith with a view to the best interests of the Corporation.

Certain directors of the Corporation have either other employment or other business or time restrictions placed on them and accordingly, these directors of the Corporation will only be able to devote part of their time to the affairs of the Corporation.

Cease Trade Orders or Bankruptcies

No director, officer or controlling shareholder of the Corporation has or is, within the past ten years, been a director or officer of any other issuer that, while that person was acting in that capacity:

(a) was the subject of a cease trade or similar order or an order that denied the issuer access to any statutory exemptions under Canadian securities legislation for a period of more than 30 consecutive days;

(b) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the relevant issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days; or

(c) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets,

except that Mr. James H.T. Riddell was a director of Jurassic Oil and Gas Ltd. ("Jurassic"), a private oil and gas company, within one year prior to such company becoming bankrupt; and except that Mr. Daryl H. Gilbert was a director of Globel Direct Inc. when the company was subject to a cease trade order for 32 days for failure to file financial statements in a timely manner. Jurassic's bankruptcy was subsequently annulled.

Penalties or Sanctions

No director, officer or controlling shareholder of MGM Energy has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

No director, officer or controlling shareholder of MGM Energy, or a personal holding company of any such person has, within the past ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiving manager or trustee appointed to hold such person's assets.

SERVICES AGREEMENT

Paramount will, subject to the overall independence of MGM Energy, provide certain administrative, operational and other services to MGM Energy. MGM Energy may from time to time retain other third parties to provide administrative and operating services required by it or may cease to retain any third parties (including Paramount) and provide all such services internally.

In providing services to MGM Energy, Paramount will act honestly and in good faith and exercise that degree of diligence and skill that a reasonably prudent contractor would exercise in comparable circumstances. Although Paramount may delegate the performance of its duties and obligations to its affiliates or third parties, Paramount will continue to be responsible for the performance of its obligations under the Services Agreement.

MGM Energy will pay Paramount its reasonable costs incurred in providing the services to MGM Energy plus 10% of such costs.

In addition, under the Services Agreement Paramount will fund, on MGM Energy's behalf, capital expenditures related to the MDFI Agreement, if necessary, until such time as MGM Energy receives sufficient proceeds from the exercise of the Warrants to reimburse Paramount in full for all expenditures made by Paramount on behalf of MGM Energy.

The Services Agreement will terminate on December 31, 2007, subject to an ability to extend, unless terminated by either MGM Energy or Paramount on six months' prior written notice. In addition, either MGM Energy or Paramount may, by written notice, immediately terminate the Services Agreement in the event of (i) certain events of insolvency, receivership, liquidation or the suspension of the usual business of the other party or (ii) a breach by the other party in the performance of a material obligation under the Services Agreement (other than as a result of the occurrence of a force majeure event) which is not remedied within 30 days of receipt of notice of such breach, or when not reasonably capable of being remedied within 30 days, such party fails to take reasonable steps to remedy such default and give reasonable assurances that such default will be remedied within a reasonable period of time. MGM Energy may also, by written notice, immediately terminate the Services Agreement in the event of a direct or indirect change of control of Paramount if the written consent of the directors of MGM Energy has not been obtained prior to such change of control, provided that consent is not required for a change in the holdings of the securities of Paramount.

AUDIT COMMITTEE INFORMATION

The purpose of the Corporation's audit committee (the "Audit Committee") is to provide assistance to the Board of Directors in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting, internal control and legal compliance functions of the Corporation. It is the objective of the audit committee to maintain free and open communication among the Board of Directors, the external auditors and the financial and senior management of the Corporation.

The full mandate of the Audit Committee of the Board of Directors is set forth in Schedule "A" attached hereto.

Composition of the Audit Committee

The following table sets forth the name of each current member of the Audit Committee, whether such member is independent, whether such member is financially literate and the relevant education and experience of such member.

Name	Independent	Financially Literate
Robert B. Hodgins	Yes	Yes
Robert R. Rooney	Yes	Yes
Daryl H. Gilbert	Yes	Yes

Relevant Education and Experience

Mr. Robert B. Hodgins is an investor and corporate director. From 2002 to 2004, Mr. Hodgins served as the Chief Financial Officer of Pengrowth Energy Trust. Prior to this, Mr. Hodgins was Vice President and Treasurer of Canadian Pacific Limited and Chief Financial Officer of TransCanada Pipelines Limited from 1993 to 1998 and held various other positions at TransCanada Pipelines Limited commencing in 1981. Mr. Hodgins is a director of Fairborne Energy Ltd., AltaGas General Partnership Inc., Shiningbank Energy Ltd. and Enerflex Systems Income Fund. Mr. Hodgins received his B.A. in Business from the Richard Ivey School of Business at the University of Western Ontario and is a Chartered Accountant.

Mr. Robert R. Rooney is a director of several public and private corporations, including Cordero Energy Inc., Temple Energy Inc., Ferus Trust, Engineered Drilling Solutions Inc. He was previously a director of Resolute Energy Inc., Blizzard Energy Inc. and Zenas Energy Corp. Until November 2005, Mr. Rooney was a partner with Bennett Jones LLP where he was a member of the Executive Committee and led the firm's Energy and Natural Resources practice group. Mr. Rooney received his LL.B. from the University of Western Ontario and is a member of the Law Society of Alberta.

Mr. Daryl H. Gilbert is an investor and corporate director. In 1979, Mr. Gilbert joined an oil and gas engineering and geophysical firm which became Gilbert Laustsen Jung Associates Ltd. From 1994 to 2005, Mr. Gilbert served as President and Chief Executive Officer of Gilbert Laustsen Jung Associates Ltd. Prior to this, Mr. Gilbert held positions with Great Northern Oil Ltd. and the Alberta Energy Resources Conservation Board. Mr. Gilbert is a director of Globel Direct Inc., AltaGas Income Trust, Kereco Energy Ltd., Canetic Energy Trust, Nexstar Energy Ltd. and Zedi Solutions Inc. Mr. Gilbert received a B.Sc. in Civil Engineering from the University of Manitoba and is a member of the Association of Petroleum Engineers, Geologists and Geophysicists of Alberta, the Canadian Institute of Mining and Metallurgy and the Society of Petroleum Evaluation Engineers.

External Auditor Service Fees

The external auditors of the Corporation are Ernst & Young LLP, Chartered Accountants, Calgary, Alberta. Ernst & Young LLP have been MGM Energy's external auditors since January 11, 2007.

No audit or other fees, audit related or otherwise, were billed by Ernst & Young LLP during the financial year ended December 31, 2006.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the Board of Directors and the structures, traditions and processes of leadership and stewardship that assign power, define roles and responsibilities governing communications with MGM Energy Shareholders, and ensure accountability.

The Board of Directors recognizes that effective corporate governance is critical to the continued and long-term success of MGM Energy. MGM Energy has established its governance practices appropriate for its size and stage of development under the guidance of the Corporate Governance Committee and will continue to update and modify such practices from time to time. The Corporate Governance Committee is currently comprised of Messrs. Clayton H. Riddell, Robert B. Hodgins and Robert R. Rooney. MGM Energy is of the view that its general approach to corporate governance is appropriate and consistent with the objectives required by applicable law and, in particular, National Instrument 58-101 *Disclosure of Corporate Governance Practices* ("NI 58-101") and National Policy 58-201 *Corporate Governance Guidelines*. Under NI 58-101, the Corporation is required to disclose certain information relating to its corporate governance practices. A description of MGM Energy's governance practices and policies with reference to the items set forth in NI 58-101 is attached hereto as Schedule "B". Further, the Board's mandate is set out in Schedule "C" to this Annual Information Form.

DIVIDENDS

MGM Energy has not declared nor paid any dividends on any Common Shares since incorporation, and does not foresee the declaration or payment of any dividends on the Common Shares in the near future. Any decision to pay dividends on the Common Shares will be made by the Board of Directors on the basis of MGM Energy's earnings,

financial requirements and other conditions existing at such future time and which the Board of Directors consider appropriate in the circumstances.

DESCRIPTION OF CAPITAL STRUCTURE

The following is a summary of the rights, privileges, restrictions and conditions attached to the Common Shares, the Class A Preferred Shares, Preferred Shares and the Warrant Units. The Corporation is authorized to issue an unlimited number of Common Shares, 18.2 million Class A Preferred Shares and an unlimited number of Preferred Shares, issuable in series.

Common Shares

MGM Energy is authorized to issue an unlimited number of Common Shares. The holders of the Common Shares are entitled to receive dividends if, as and when declared by the Board of Directors, in such amounts as the Board of Directors may determine. Holders of Common Shares are entitled to receive dividends exclusive of any other shares of the Corporation. The holders of the Common Shares are entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and to one vote in respect of each Common Share at all such meetings, except meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series at such meeting. In the event of liquidation, dissolution or winding-up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Common Shares are entitled, subject to preferences accorded to holders of any class or series of preferred shares of the Corporation and any shares ranking senior to the Common Shares, to receive the remaining property of the Corporation.

Class A Preferred Shares

The Corporation is authorized to issue and has issued 18.2 million Class A Preferred Shares. The holders of the Class A Preferred Shares are entitled to receive notice of and to attend all meetings of the shareholders of the Corporation to one vote in respect of each Class A Preferred Share at such meetings, except meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series at such meeting. The holders of Class A Preferred Shares are entitled to a fixed preferential cumulative dividend at the rate of 5% of the stated issue price of such shares commencing October 1, 2007. In the event of liquidation, dissolution or winding-up of MGM Energy or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of Class A Preferred Shares will be entitled to receive $5.00 per share plus accrued and unpaid dividends in priority to any payments to the holders of Common Shares. The Class A Preferred Shares are convertible at any time, at the option of the holder, into Common Shares on a one-for-one basis. The Class A Preferred Shares were automatically converted into Common Shares on a one-for-one basis on February 16, 2007 as the Corporation had received $60 million in proceeds from the issuance of Common Shares.

On February 16, 2007, all Class A Preferred Shares were converted into Common Shares on a one-for-one basis.

Preferred Shares

Subject to filing articles of amendment, the Corporation is authorized to issue an unlimited number of Preferred Shares, issuable in one or more series. The Board of Directors may determine the designation, rights, privileges, restrictions and conditions attached to each series of Preferred Shares before the issue of such series. The Preferred Shares are entitled to a preference over Common Shares and any other shares ranking junior to the Preferred Shares with respect to the payment of dividends and the distribution of assets of the Corporation in the event of liquidation, dissolution or winding-up of the Corporation.

Warrant Units

The Corporation was authorized to issue Warrant Units pursuant to the Warrant Indenture. Five Warrant Units were issued for every 25 Paramount Shares held by the shareholders of Paramount, pursuant to the Arrangement. Each Warrant Unit consisted of one Short Term Warrant and one Longer Term Warrant. Each Short Term Warrant and Longer Term Warrant entitles or entitled, as the case may be, the holder to purchase one Common Share or one

Flow-Through Share as described below. Each Longer Term Warrant is not exercisable nor separable from the corresponding Short Term Warrant included in the Warrant Unit, unless the corresponding Short Term Warrant was exercised in accordance with the Warrant Indenture. The Warrant Units were issued under the Warrant Indenture.

Each Short Term Warrant entitled the holder thereof to acquire, at the holder's option: (i) one Common Share at a price of $5.00 per share; or (ii) one Flow-Through Share at a price of $6.25 per share. The Short Term Warrants were exercisable until February 16, 2007. Of the 14,163,365 Short Term Warrants issued, 13,824,141 Short Term Warrants were exercised resulting in proceeds to MGM Energy of $76,503,867 and the issuance by MGM Energy of 5,906,530 Flow-Through Shares and 7,917,611 Common Shares. As a result of the exercise of the Short Term Warrants, 13,824,141 Longer Term Warrants were separated from the corresponding Short Term Warrants and are exercisable until 4:30 p.m. (Calgary time) on September 30, 2007.

In conjunction with the exercise of the Short Term Warrants, MGM Energy also completed a private placement to certain of its directors of 160,000 Flow-Through Shares and 210,000 Common Shares, each accompanied by one Longer Term Warrant for proceeds of $2.05 million. The private placement, which provides MGM Energy with additional working capital, was completed at the same price per share as the price payable by holders of the Short Term Warrants (i.e. $6.25 for Flow-Through Shares and $5.00 for Common Shares).

On March 14, 2007, 20 Longer Term Warrants were exercised into Common Shares. As a result of the exercise of the Short Term Warrants and a portion of the Longer Term Warrants, the private placement and conversion of the Class A Preferred Shares, MGM Energy currently has 35,226,834 Common Shares, 14,194,121 Longer Term Warrants and no Preferred Shares issued and outstanding.

Each Longer Term Warrant entitles the holder thereof to acquire, at the holder's option: (i) one Common Share at a price of $6.00; or (ii) one Flow-Through Share at a price of $7.50. The Longer Term Warrants will expire at 4:30 p.m. (Calgary time) on September 30, 2007.

The Warrant Indenture provides for adjustments in the number of Common Shares issuable upon the exercise of the Warrant Units and/or the exercise price per Common Share upon the occurrence of certain events. In event that the Corporation takes any other action affecting the Common Shares or Flow-Through Shares, which in the opinion of the Board of Directors would have a material adverse effect on the rights of the holders of the Warrant Units, the exercise price and/or the number and/or kind of Common Shares or Flow-Through Shares purchasable upon exercise, adjustments will be made in such manner, if any, and at such time, by the Board of Directors, subject to the prior consent of the TSX or other stock exchange, if applicable. In addition, Computershare, as trustee under the Warrant Indenture, may at its own discretion or upon written request of the Corporation or holders of Warrant Units convene a meeting of the holders of the Warrant Units.

The Longer Term Warrants delivered upon the exercise of the Short Term Warrants may only be offered, sold or otherwise transferred pursuant to an exemption from the registration requirements of the 1933 Act and applicable state securities laws. The Warrants may be exercised only by a holder who represents that, at the time of exercise, the holder is not then located in the United States, is not a U.S. Person, and is not exercising the Warrant Units for the account or benefit of a U.S. Person or a person in the United States, unless the holder provides a legal opinion or other evidence reasonably satisfactory to the Corporation to the effect that the exercise of the Warrant Units does not require registration under the 1933 Act or state securities laws.

MARKET FOR THE CORPORATION'S SECURITIES

On January 17, 2007, the Common Shares and Warrant Units were listed and posted for trading on the TSX under the trading symbols "MGX" and "MGX.WT.A", respectively. The Warrant Units ceased being traded after February 16, 2007 when the Short Term Warrants expired and the Longer Term Warrants were separated. The Longer Term Warrants commenced trading on the TSX under the symbol "MGX.WT.B" on March 2, 2007. The following table sets forth the market price ranges and the aggregate volume of trading of the Common Shares, Warrant Units and Longer Term Warrants price range on the TSX for the periods indicated:

For the 2007 Period Ended	Share Price Trading Range High	Low	Close	Trading Volume
		($ per share)		
Common Shares				
January (January 17-31)	6.80	5.00	6.17	857,741
February	6.25	5.25	5.45	1,403,299
March (until March 29)	5.60	4.00	4.44	1,681,574
Warrant Units				
January (January 17-31)	2.75	0.56	1.85	1,654,067
February (until February 16)	2.00	0.50	0.65	2,391,330
Longer Term Warrants				
March (March 2 - 29)	0.50	0.25	0.25	341,388

PRIOR ISSUANCES

MGM Energy issued one Common Share to Paramount in connection with the incorporation of the Corporation, which share was cancelled under the Arrangement. As at the March 29, 2007, MGM Energy currently has 35,226,834 Common Shares, 14,194,121 Longer Term Warrants and no Preferred Shares issued and outstanding. Since incorporation, MGM Energy has issued the following securities:

Date	Type of Security	Method of Issuance	Price Per Share	Number of Shares
October 31, 2006[1]	Common Shares	Issued on Incorporation	$5.00	1
January 12, 2007	Common Shares	Issued under the Arrangement	N/A	2,832,673
January 12, 2007	Class A Preferred Shares	Issued under the Arrangement	$5.00	18,200,000
January 12, 2007[2]	Warrant Units	Issued under the Arrangement	N/A	14,163,365
January 12, 2007[5]	Stock Options	Grant of Options	$5.00	1,248,000
February 16, 2007[3]	Common Shares issued on a flow-through basis	Exercise of Short Term Warrants	$6.25	5,906,530
February 16, 2007[3]	Common Shares	Exercise of Short Term Warrants	$5.00	7,917,611
February 16, 2007	Common Shares	Conversion of Class A Preferred Shares	N/A	18,200,000
February 16, 2007[4]	Common Shares issued on a flow-through basis	Private Placement	$6.25	160,000
February 16, 2007[4]	Common Shares	Private Placement	$5.00	210,000

February 16, 2007(4)	Longer Term Warrants	Private Placement	N/A	370,000
March 14, 2007	Common Shares	Exercise of Longer Term Warrants	$6.00	20
March 19, 2007	Stock Options	Grant of Options	$4.60	100,000

Notes:

(1) Pursuant to the Arrangement, the initial Common Share issued upon incorporation was cancelled.

(2) Pursuant to the Arrangement, 14,163,365 Warrant Units were issued. Each Warrant Unit consists of one Short Term Warrant and one Longer Term Warrant.

(3) As at February 16, 2007, an aggregate of 13,824,141 Short Term Warrants were exercised resulting in the issuance of 7,917,611 Common Shares and 5,906,530 Flow-Through Shares. As at the date thereof, as a result of the exercise of the Short Term Warrants, 13,824,141 Longer Term Warrants were separated from the Short Term Warrants and are exercisable until September 30, 2007.

(4) On February 16, 2007, an aggregate of 370,000 Common Shares and Flow-Through Shares together with 370,000 Longer Term Warrants were issued to certain directors of MGM Energy under a private placement.

(5) On January 12, 2007, MGM Energy established its Stock Option Plan and granted stock options to certain directors, officers and employees of MGM Energy.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of MGM Energy are Ernst & Young LLP, Chartered Accountants, Calgary, Alberta who were appointed on January 11, 2007.

The registrar and transfer agent for the Common Shares is Computershare Trust Company of Canada, at its principal offices in Calgary, Alberta and Toronto, Ontario.

LEGAL PROCEEDINGS

MGM Energy is not aware of any legal proceedings against it or any of its properties, nor are any such proceedings known by the Corporation to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, there are no material interests, direct or indirect, of the directors or executive officers of MGM Energy, any person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of the outstanding Common Shares or any known associate or affiliate of such persons, in any transaction since its inception that has materially affected or will materially affect the Corporation.

Paramount will provide administrative, operating and other services to MGM Energy pursuant to the Services Agreement, in respect of which it will receive its costs in providing such services plus 10% of such costs. See "Services Agreement".

MATERIAL CONTRACTS

MGM Energy did not enter into any material contracts during its last financial year. The only material contracts entered into by MGM Energy since incorporation, other than contracts in the ordinary course of business, are the following contracts entered into on January 12, 2007:

1. the Warrant Indenture referred to under "Description of Share Capital – Warrant Units";
2. the MDFI Agreement referred to under "Oil and Natural Gas Properties – Spinout Assets";
3. the MDFI Assignment Agreement referred to under "Oils and Natural Gas Properties – Spinout Assets";

4. the Ancillary Asset Transfer Agreement referred to under "Oil and Gas Reserves Data – Ancillary Asset";

5. the Spinout Assets Transfer Agreement referred to under "Oil and Natural Gas Properties – Spinout Assets"; and

6. the Services Agreement referred to under "Services Agreement".

INTERESTS OF EXPERTS

Ernst & Young LLP, Chartered Accountants, are the Corporation's auditors and have audited the financial statements of the Corporation for the year ended December 31, 2006. McDaniel, an independent qualified resources evaluator prepared the McDaniel Reports.

Ernst & Young LLP is independent in accordance with the Rules of Professional Conduct as outlined by the Institute of Chartered Accountants of Alberta.

As at March 29, 2007, McDaniel, as a group, owns less than 1% of the outstanding Common Shares.

ADDITIONAL INFORMATION

Additional information relating to MGM Energy is available on SEDAR at www.sedar.com and on the Corporation's website at www.mgmenergy.com. Additional financial information is contained in the Corporation's financial statements for the year ended December 31, 2006.

SCHEDULE "A"

AUDIT COMMITTEE CHARTER

(Adopted by the Board of Directors on March 29, 2007)

A. PURPOSE

The overall purpose of the Audit Committee (the "Committee") is to oversee the Corporation's management in the design and implementation of an effective system of internal financial controls and disclosure controls and procedures, to review and report on the integrity of the consolidated financial statements of the Corporation, to review the Corporation's compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of material facts and to review the Corporation's externally disclosed oil and gas reserves estimates including reviewing the qualifications of, and procedures used by, the independent engineering firm responsible for evaluating the Corporation's reserves.

B. COMPOSITION, PROCEDURES AND ORGANIZATION

1. The Committee shall consist of at least three members of the Board of Directors (the "Board"), all of whom shall be "independent", as that term is defined in Sections 1.4 and 1.5 of Multilateral Instrument 52-110 *Audit Committees*[1] and who meet the requirements of Section 3.5(1) of National Instrument 51-101 *Standards of Disclosure for Oil and Gas Activities*[2].

2. All of the members of the Committee shall be "financially literate" (i.e. able to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issuer that can be reasonably expected to be raised by the issuer's financial statements).

3. The Board shall appoint the members of the Committee. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

4. Unless the Board shall have appointed a chair of the Committee, the members of the Committee shall elect a chair from among their members.

5. The Corporate Secretary of the Corporation shall be the secretary of the Committee, unless otherwise determined by the Committee.

6. The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

7. The Committee shall have access to such officers and employees of the Corporation and to the Corporation's external auditors, and to such information respecting the Corporation, as it considers necessary or advisable in order to perform its duties and responsibilities.

8. Meetings of the Committee shall be conducted as follows:

   (a) the Committee shall meet at least four times annually at such times and at such locations as may be requested by the chair of the Committee. The external auditors or any member of the Committee may request a meeting of the Committee;

   (b) the external auditors shall receive notice of and have the right to attend all meetings of the Committee;

(c) the following management representatives shall be invited to attend all meetings, except executive sessions and private sessions with the external auditors:

Chief Executive Officer
President
Chief Financial Officer
Controller
Corporate Secretary

(d) other management representatives shall be invited to attend as necessary; and

(e) the Committee shall hold an *in camera* session for committee members only at each of its meetings.

9. The external auditors shall report directly to the Committee and the external auditors and internal auditors (if any) shall have a direct line of communication to the Committee through its chair and may bypass management if deemed necessary. The Committee, through its chair, may contact directly any employee in the Corporation as it deems necessary, and any employee may bring before the Committee any matter involving questionable, illegal or improper financial practices or transactions.

10. The Committee may retain, at the Corporation's expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties and may set and pay the compensation for any advisor so engaged. The Committee will notify the Chairman of the Corporate Governance Committee whenever independent consultants are engaged.

C. **ROLES AND RESPONSIBILITIES**

1. The overall duties and responsibilities of the Committee shall be as follows:

(a) to assist the Board in the discharge of its responsibilities relating to the Corporation's accounting principles, reporting practices and internal controls and its approval for release to shareholders of the Corporation's annual and quarterly consolidated financial statements and management's discussion and analysis;

(b) to establish and maintain a direct line of communication with the Corporation's internal (if any) and external auditors and assess their performance;

(c) to periodically review management's design, implementation and maintenance of an effective system of internal financial controls and disclosure controls and procedures;

(d) to periodically review the audit and non-audit services pre-approval policy and recommend to the Board any changes which the Committee deems appropriate;

(e) to periodically consider whether there is a need to outsource internal audit functions or create an internal audit department;

(f) to assist the Board in the discharge of its responsibilities relating to the evaluation and disclosure of its oil and gas reserves and oil and gas activities and the approval and filing of all necessary statements and reports related thereto;

(g) to receive and review complaints received pursuant to the Corporation's Whistleblower Policy and oversee and provide direction on the investigation and resolution of such concerns and to periodically review the said policy and recommend to the Board changes which the Committee may deem appropriate;

(h) to report regularly to the Board on the fulfilment of its duties and responsibilities;

(i) to identify and monitor the management of the principal risks that could impact the financial reporting of the Corporation; and

(j) to review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation.

2. The duties and responsibilities of the Committee as they relate to the external auditors shall be as follows:

(a) to be directly responsible for overseeing the work of the external auditors engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditors regarding financial reporting;

(b) to recommend to the Board a firm of external auditors to be nominated for appointment by the shareholders of the Corporation, and to monitor and verify the independence of such external auditors;

(c) to review and approve the fee, scope and timing of the audit and other related services rendered by the external auditors;

(d) review the audit plan of the external auditors prior to the commencement of the audit;

(e) to review with the external auditors, upon completion of their audit:

(i) contents of their report;

(ii) scope and quality of the audit work performed;

(iii) adequacy of the Corporation's financial and auditing personnel;

(iv) co-operation received from the Corporation's personnel during the audit;

(v) internal resources used;

(vi) significant transactions outside of the normal business of the Corporation;

(vii) significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems; and

(viii) the non-audit services provided by the external auditors, as pre-approved pursuant to the audit and non-audit services pre-approval policy;

(f) to discuss with the external auditors the quality and not just the acceptability of the Corporation's accounting principles;

(g) to review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Corporation; and

(h) to implement structures and procedures to ensure that the Committee meets the external auditors on a regular basis in the absence of management.

3. The duties and responsibilities of the Committee as they relate to the internal control procedures of the Corporation are to:

(a) review the appropriateness and effectiveness of the Corporation's policies and business practices which impact on the financial integrity of the Corporation, including those relating to insurance, accounting, information services and systems and financial controls, management reporting and risk management;

(b) review compliance under the Corporation's Code of Business Conduct Policy with those matters addressed in the policy which affect the financial integrity of the Corporation and to periodically review this policy and recommend to the Board changes which the Committee may deem appropriate; and

(c) periodically review the Corporation's financial and auditing procedures and the extent to which recommendations made by the internal accounting staff or by the external auditors have been implemented.

4. The Committee is also charged with the responsibility to:

(a) review and recommend to the Board for its approval, the Corporation's annual financial statements, management's discussion and analysis, annual information form and annual earnings press releases before the Corporation publicly discloses this information;

(b) review and approve the Corporation's interim financial statements, interim management's discussion and analysis including the impact of unusual items and changes in accounting principles and estimates and report to the Board with respect thereto and interim earnings press releases before the Corporation publicly discloses this information;

(c) review and approve the financial sections of:

(i) the annual report to shareholders;

(ii) the annual information form;

(iii) prospectuses;

(iv) other public reports requiring approval by the Board; and

(v) press releases related thereto,

and report to the Board with respect thereto;

(d) review regulatory filings and decisions as they relate to the Corporation's consolidated financial statements;

(e) review the appropriateness of the policies and procedures used in the preparation of the Corporation's consolidated financial statements and other required disclosure documents, and consider recommendations for any material change to such policies;

(f) review the minutes of any audit committee meeting of subsidiary companies;

(g) review with management, the external auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Corporation and the manner in which such matters have been disclosed in the consolidated financial statements;

(h) review the Corporation's compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of material facts; and

(i) develop a calendar of activities to be undertaken by the Committee for each ensuing year related to the Committee's duties and responsibilities as set forth in this Charter and to submit the calendar in the appropriate format to the Board of Directors within a reasonable period of time following each annual general meeting of shareholders.

5. The duties and responsibilities of the Committee as they relate to the Corporation's oil and gas reserves estimates are to:

(a) review, with reasonable frequency, the Corporation's procedures relating to the disclosure of information with respect to oil and gas activities, including its procedures for complying with the disclosure requirements and restrictions of all applicable laws, rules, regulations and policies including National Instrument 51-101 and amendments thereto;

(b) review the appointment of the independent engineering firm responsible for evaluating the Corporation's reserves, and in the case of any proposed change in such appointment, determine the reasons for the proposal and whether there have been disputes between the appointed reserves evaluator and Management of the Corporation;

(c) review, with reasonable frequency, the Corporation's procedures for providing information to the reserves evaluator;

(d) before approving the filing of reserves data and the report of the reserves evaluator as required under all applicable laws, rules, regulations and policies including National Instrument 51-101 and amendments thereto, meet with Management and the reserves evaluator to:

(i) determine whether any restrictions affect the ability of the reserves evaluator to report on reserves data without reservation, and

(ii) review the reserves data and the report of the reserves evaluator

(iii) review, discuss with and make recommendations to the Board with respect to:

(iv) approving the content and filing of the reserves statement;

(v) the filing of the report of the reserves evaluator; and

(vi) the content and filing of the report of Management and Directors;

as required or specified under all applicable laws, rules, regulations and policies including National Instrument 51-101 and amendments thereto.

6. While the Committee has the responsibilities, duties and authorities herein, it is not required to plan or conduct audits or to determine that the Corporation's financial statements and disclosures are complete and accurate or are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the external auditors and reserves evaluators. The Committee, its Chair and any of its members who have reserves evaluation, accounting or related financial management experience or expertise, are members of the Board, appointed to the Committee to provide broad oversight of the financial disclosure, financial risk and control related activities of the Corporation, and are specifically not accountable nor responsible for the day to day operation of such activities. Although designation of a member or members as being "financially literate" or a "financial expert" is based on each such individual's education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, designation as being "financially

literate" or a "financial expert" does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and Board in the absence of such designation. Rather, the role of any financially literate individual or financial expert, like the role of all Committee members, is to oversee the process and not to certify or guarantee the internal or external audit of the Corporation's financial information or public disclosure.

7. Absent actual knowledge to the contrary (which shall be promptly reported to the Board), each member of the Committee shall be entitled to rely on (i) the integrity of those persons or organizations within and outside the Corporation from which it receives information, (ii) the accuracy of the information provided to the Committee by such persons or organizations, and (iii) representations made by management of the Corporation, the external auditors of the Corporation, the external reserves evaluation of the Corporation, independent counsel, and other advisors and experts to the Corporation and its subsidiaries.

D. ANNUAL REVIEW AND ASSESSMENT

The Committee shall conduct an annual review and assessment of its performance, including compliance with this Charter and its role, duties and responsibilities, and submit such report to the Board of Directors.

---

[1] 1.4 Meaning of Independence

(1) An audit committee member is independent if he or she has no direct or indirect material relationship with the issuer.

(2) For the purposes of subsection (1), a "material relationship" means a relationship which could, in the view of the issuer's board of directors, be reasonably expected to interfere with the exercise of a member's independent judgement.

(3) Despite subsection (2), the following individuals are considered to have a material relationship with an issuer:

- (a) an individual who is, or has been within the last three years, an employee or executive officer of the issuer:
- (b) an individual whose immediate family member is, or has been within the last three years, an executive officer of the issuer;
- (c) an individual who:
  - (i) is, a partner of a firm that is the issuer's internal or external auditor;
  - (ii) is an employee of that firm; or
  - (iii) was within the last three years a partner or employee of that firm and personally worked on the issuer's audit within that time.
- (d) an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:
  - (i) is a partner of the firm that is the issuer's internal or external auditor;
  - (ii) is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice; or
  - (iii) was within the last three years a partner or employee of that firm and personally worked on the issuer's audit within that time;
- (e) an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the issuer's current executive officers serves or served at the same time on the entity's compensation committee; and
- (f) an individual who received, or whose immediate family member who is employed as an executive officer of the issuer received, more than $75,000 in direct compensation from the issuer during any 12 month period within the last three years.

(4) Despite subsection (3), an individual will not be considered to have a material relationship with the issuer solely because:

(a) he or she had a relationship identified in subsection (3) if that relationship ended before March 30, 2004; or

(b) he or she had a relationship identified in subsection (3) by virtue of subsection (8) if that relationship ended before June 30, 2005.

(5) For the purposes of clauses (3)(c) and (3)(d), a partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.

(6) For the purposes of clause (3)(f), direct compensation does not include:

(a) remuneration for acting as a member of the board of directors or of any board committee of the issuer; and

(b) the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

(7) Despite subsection (3) an individual will not be considered to have a material relationship with the issuer solely because the individual or his or her immediate family member: (a) has previously acted as an interim chief executive officer of the issuer; or (b) acts, or has previously acted, as a chair or vice-chair of the board of directors or of any board committee of the issuer on a part-time basis.

(8) For the purpose of section 1.4, an issuer includes a subsidiary entity of the issuer and a parent of the issuer.

1.5 Additional Independence Requirements

(1) Despite any determination made under section 1.4, an individual who

(a) accepts, directly or indirectly, any consulting, advisory or other compensatory fee from the issuer or any subsidiary entity of the issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee; or

(b) is an affiliated entity of the issuer or any of its subsidiary entities,

is considered to have a material relationship with the issuer.

(2) For the purposes of subsection (1), the indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by

(a) an individual's spouse, minor child or stepchild, or a child or stepchild who shares the individual's home; or

(b) an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the issuer or any subsidiary entity of the issuer.

(3) For the purposes of subsection (1), compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

[2]3.5 Reserves Committee

(1) The board of directors of a reporting issuer may, subject to subsection (2), delegate the responsibilities set out in section 3.4 to a committee of the board of directors, provided that a majority of the members of the committee.

(a) are individuals who are not and have not been, during the preceding 12 months:

(i) an officer or employee of the reporting issuer or of an affiliate of the reporting issuer;

(ii) a person who beneficially owns 10 percent or more of the outstanding voting securities of the reporting issuer; or

(iii) a relative of a person referred to in subparagraph (a)(i) or (ii), residing in the same home as that person; and

(b) are free from any business or other relationship which could reasonably be seen to interfere with the exercise of their independent judgement.)

(2) Despite subsection (1), a board of directors of a reporting issuer shall not delegate its responsibility under paragraph 3.4(e) to approve the content or the filing of the information.

3 SEC. 407. DISCLOSURE OF AUDIT COMMITTEE FINANCIAL EXPERT.

(a) RULES DEFINING "FINANCIAL EXPERT". - The Commission shall issue rules, as necessary or appropriate in the public interest and consistent with the protection of investors, to require each issuer, together with periodic reports required pursuant to sections 13(a) and 15(d) of the Securities Exchange Act of 1934, to disclose whether or not, and if not, the reasons therefor, the audit committee of that issuer is comprised of at least 1 member who is a financial expert, as such term is defined by the Commission.

(b) CONSIDERATIONS. - In defining the term "financial expert" for purposes of subsection (a), the Commission shall consider whether a person has, through education and experience as a public accountant or auditor or a principal financial officer, comptroller, or principal accounting officer of an issuer, or from a position involving the performance of similar functions -

(1) an understanding of generally accepted accounting principles and financial statements;

(2) experience in -

(A) the preparation or auditing of financial statements of generally comparable issuers; and

(B) the application of such principles in connection with the accounting for estimates, accruals, and reserves;

(3) experience with internal accounting controls; and

(4) an understanding of audit committee functions.

(c) DEADLINE FOR RULEMAKING. - The Commission shall -

(1) propose rules to implement this section, not later than 90 days after the date of enactment of this Act; and

(2) issue final rules to implement this section, not later than 180 days after that date of enactment.

SCHEDULE "B"

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Disclosure Requirements	Our Corporate Governance Practices
1. Board of Directors	
a. Disclose the identity of directors who are independent.	M.N. Chernoff, D.H. Gilbert, R.B. Hodgins, R.B. Peterson and R.R. Rooney are independent as that term is defined in section 1.4 of Multilateral Instrument 52-110 *Audit Committees* ("MI 52-110"). R.B. Hodgins, D.H. Gilbert and R.R. Rooney, being all of the members of the Audit Committee, are also independent as that term is defined in section 1.5 of MI 52-110.
b. Disclose the identity of directors who are not independent, and describe the basis for that determination.	C.H. Riddell and H.W. Sykes are not independent because they are members of management of the Corporation for the purposes of NI 58-101. J.H.T. Riddell is not independent as he is a member of management of Paramount Resources Ltd., a majority shareholder of MGM Energy.
c. Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the Board of Directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.	A majority of the directors are independent. The Board has determined that five of eight of the directors are independent within the meaning of NI 58-101.
d. If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	The directors listed below are also directors or trustees of the reporting issuers set out beneath their respective names. <u>C.H. Riddell</u> Paramount Energy Operating Corp., Administrator of Paramount Energy Trust Trilogy Energy Ltd., Administrator of Trilogy Energy Trust Newalta Income Fund Duvernay Oil Corp. Paramount Resources Ltd. <u>J.H.T. Riddell</u> Trilogy Energy Ltd., Administrator of Trilogy Energy Trust Paramount Resources Ltd. Big Rock Brewery Income Fund <u>R.B. Hodgins</u> Fairbourne Energy Ltd. AltaGas General Partnership Inc. Shiningbank Energy Ltd. Enerflex Systems Income Fund <u>R.R. Rooney</u> Cordero Energy Inc. Gentry Resources Ltd. <u>D.H. Gilbert</u> Globel Direct Inc. AltaGas Income Trust Kereco Energy Ltd. Canetic Energy Trust Nexstar Energy Ltd.

Disclosure Requirements | **Our Corporate Governance Practices**

Zedi Solutions Inc.

R.B. Peterson
Royal Bank of Canada

e. Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meeting, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

The mandate of the Board of Directors permits the independent members of the Board hold separate regularly scheduled meetings at which members of management are not in attendance. Further, the independent directors will meet on an ad hoc basis where circumstances warrant. The Company has not yet completed a fiscal year. The independent members of the Board are authorized to retain independent financial, legal and other experts as required whenever, in their opinion, matters come before the Board which require an independent analysis by the independent members of the Board.

f. Disclose whether or not the chair of the Board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

J.H.T. Riddell is the Executive Chair of the Board of Directors of MGM Energy and is not an independent director. The Board believes there is sufficient assurance given its composition, mandate and Committee structure to facilitate the functioning and operation of the Board independent of management.

The Board has assigned to the Corporate Governance Committee the responsibility for monitoring trends in corporate governance and guiding the Corporation in its approach to and system of corporate governance.

g. Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer's most recently completed financial year.

Since incorporation, the Board of Directors has held three meetings. At its first meeting, the Board of Directors established its committees being Audit, Compensation, Corporate Governance and Health Safety & Environment, and appointed the chairs thereof. Since that time, the Audit Committee has held two meetings and the Compensation Committee has met once.

The Attendance of each director for all Board and Committee Meetings since incorporation is as follows:

	Committee Meeting	Board Meetings
C.H. Riddell		3 of 3
J.H.T. Riddell	n/a	3 of 3
M.N. Chernoff	1 of 1	3 of 3
D.H. Gilbert	2 of 2	3 of 3
R.B. Hodgins	2 of 2	3 of 3
R.B. Peterson	1 of 1	2 of 3
R.R. Rooney	1 of 2	2 of 3
H.W. Sykes	1 of 1	3 of 3

2. Board Mandate

a. Disclose the text of the Boards written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.

The mandate of the Board of Directors is attached as Schedule "C".

Disclosure Requirements	Our Corporate Governance Practices
3. Position Descriptions	
a. Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.	Written position descriptions have been developed for the Executive Chairman of the Board and the Chairs of each of the Board Committees.
b. Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.	A written position description has been developed for the Chief Executive Officer. Written position descriptions have also been developed for the President and the Chief Financial Officer.
4. Orientation and Continuing Education	
a. Briefly describe what measures the Board takes to orient new directors regarding (i) the role of the Board, its committees and its directors, and (ii) The nature and operation of the issuer's business.	The Corporate Governance Committee is responsible for ensuring there is in place an education and comprehensive orientation program for new members of the Board and a continuing education program for all directors. A Corporate Governance Manual has been developed to assist existing and new Board members in understanding the role of the Board, its committees, and the contribution individual Board members are expected to make. Any new director will be informed of the nature and operation of MGM Energy's business through discussions with the Chair and management.
b. Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.	The Corporate Governance Committee (which is comprised of two independent directors and the Chief Executive Officer) is assigned the responsibility of establishing criteria for board membership including the competencies and skills needed of its members, as well as the responsibility for assessing the competencies and skills of each existing director. The Corporate Governance Committee is also assigned the responsibility to establish an education program, including meetings with the Board, targeted at enabling individual directors to maintain and/or enhance their skills and abilities as directors, and ensuring that their knowledge and understanding of the Corporation's business remains current.
5. Ethical Business Conduct	
a. Disclose whether or not the Board had adopted a written code for the directors, officers and employees. If the Board has adopted a written code: (i) disclose how a person or company may obtain a copy of the code; (ii) describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and (iii) Provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that	The Board has adopted a written Code of Business Conduct applicable to all directors, officers, employees and consultants. In addition, each director has received a Corporate Governance Manual which sets out a standard of conduct expected of him/her. The Code of Business Conduct is available on the Corporation's website at www.mgmenergy.com. Hard copies may be requested from the Corporate Secretary of the Corporation at 4700, 888 – Third Street SW, Calgary, AB T2P 5C5. Compliance with the Code of Business Conduct will be monitored by the Board annually by receiving certificates from the directors and officers of the Corporation confirming their compliance and MGM Energy's compliance with the Code.

Disclosure Requirements	Our Corporate Governance Practices
constitutes a departure from the code.	No material change reports have been filed by the Corporation relating to a director or executive officers departure from the Code of Business Conduct.
b. Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officers has a material interest.	Pursuant to the written Code of Business Conduct, directors are to ensure their private or personal interests do not interfere with the interest of MGM Energy. Each director must disclose all actual or perceived conflicts of interest and refrain from voting on matters in which such director has a real or apparent conflict.
c. Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.	
6. Nomination of Directors	
a. Describe the process by which the Board identifies new candidates for Board nomination. b. Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process. c. If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	The Corporate Governance Committee, in consultation with the Chairman of the Board, is responsible for identifying new candidates for nomination to the Board and recommending them to the Board when appropriate. Upon there being a vacancy on the Board or a determination that the Board should be expanded, the Corporate Governance Committee would meet to review whether there are particular competencies needed by the Board and to set the criteria for the selection process. The committee would also determine whether any of the members were aware of individuals who might be considered and would also review the advisability of securing independent consultants to assist in the search. Once a suitable slate of candidates is identified, the Corporate Governance Committee will meet with the Chairman for input, after which, the slate would be presented to the Board. The Board would then discuss the competencies of the various candidates and, if applicable, identify one or more to be approached. The Board would also determine which Board member should make the contact after which that member would report back to the Board. The Corporate Governance Committee is comprised of two independent directors and the CEO and is charged with identifying new candidates for nomination to the Board. The Corporate Governance Committee is responsible for considering the appropriate size of the Board, establishing the criteria for Board membership, assessing the competencies and skills of each existing director and any new nominees with a view to achieving competencies and skills that the Board as a whole should possess, proposing candidates for election or re-election, and ensuring there is an orientation program and a continuing education program in place for new Board members and all directors, respectively.
7. Compensation	
a. Describe the process by which the Board determines the compensation for the issuer's directors and officers.	The Corporate Governance Committee periodically reviews the adequacy and form of compensation of directors to ensure that the level of compensation adequately reflects the responsibilities and risks involved in being an effective director and reports and makes recommendations to the Board accordingly. The Compensation Committee recommends to the Board the

Disclosure Requirements	Our Corporate Governance Practices
	annual salary, bonus and other benefits, direct and indirect, of the CEO and the President and approves the compensation for all other designated officers after considering the recommendations of the CEO and the President, all within the compensation policies and general human resources policies and guidelines concerning employee compensation and benefits approved by the Board.
b. Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If the Board does not have a compensation committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.	The Compensation Committee is comprised of three members being the President and two independent directors. The Compensation Committee may engage independent compensation consultants as it considers necessary or advisable to discharge its duties. The President excuses himself from any discussions relating to his compensation.
c. If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The Compensation Committee is responsible to implement programs to attract and develop management of the highest caliber and to ensure orderly succession of management. It is also responsible to implement and administer compensation and general human resource policies and guidelines concerning employee compensation and benefits approved by the Board, including executive compensation, stock option and other incentive plans. The Compensation Committee is also responsible to implement and administer policies and guidelines concerning proposed personnel changes involving officers reporting to the CEO; to review the Corporation's policies and programs relating to benefits; to receive the CEO's recommendations relating to annual compensation policies and budgets for all employees; to review the Corporation's compensation policies and overall labour relations strategy; to make regular reports to the Board on the Committee's activities and findings; and to develop a calendar of activities to be undertaken by the Committee for each ensuing year which is submitted to the Board annually.
d. If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.	No compensation consultant or advisor has been retained to assist in determining compensation for any of the issuer's directors and officers.
8. Other Board Committees	
a. If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	As discussed previously, the Board has a Corporate Governance committee whose mandate, among other things, encompasses the nomination of new candidates for directors. The Board's other standing committee is the Environmental, Health and Safety Committee. This Committee's purpose is to review and monitor the environmental policies and activities of the Corporation and the policies and activities of the Corporation relating to and the health and safety of its employees.

Disclosure Requirements	Our Corporate Governance Practices
	In addition, the Audit Committee is responsible for, among other things, reviewing the Corporation's procedures relating to the disclosure of information with respect to oil and gas activities, including its procedures for complying with the requirements of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities. The Audit Committee also reviews the appointment of the independent engineering firm responsible for evaluating the Corporation's reserves and reviews the reserves data and the report of the reserves evaluator prior to making recommendations to the Board with respect thereto.
9. Assessments a. Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual directors are performing effectively.	Each committee of the Board is responsible for conducting an annual review and assessment of its performance and to submit a report thereon to the Board. In addition, the Corporate Governance Committee is responsible for establishing and administering a process for assessing the effectiveness of the Board and its Committees. That process includes a review by the full Board and discussion with management. The objective of the assessment is to ensure the continued effectiveness of the Board in the execution of its responsibilities and to contribute to a process of continuing improvement. In addition to any other matters the Corporate Governance Committee deems relevant, the assessments will consider in the case of the Board or a committee, the applicable mandate or charter, and in the case of individual directors, the applicable position descriptions, as well as the competencies and skills each individual director is expected to bring to the Board.

SCHEDULE "C"

BOARD OF DIRECTORS MANDATE

(Adopted by the Board of Directors on May 1, 2007)

A. INTRODUCTION

The Board of Directors (the "Board") has the responsibility for the overall stewardship of the conduct of the business of the Corporation and the activities of management, which is responsible for the day-to-day conduct of the business. The Board's fundamental objectives are to enhance and preserve long-term shareholder value, to ensure the Corporation meets its obligations on an ongoing basis and that the Corporation operates in a reliable and safe manner. In performing its functions, the Board should also consider the legitimate interests its other stakeholders such as employees, customers and communities may have in the Corporation. In overseeing the conduct of the business, the Board, through the Chief Executive Officer and the President, shall set the standards of conduct for the Corporation.

B. PROCEDURES AND ORGANIZATION

The Board operates by delegating certain of its powers to management and by reserving certain powers to itself. The Board retains the responsibility for managing its own affairs including selecting its Chair, nominating candidates for election to the Board, constituting committees of the Board and determining Director compensation. Subject to the Articles and By-Laws of the Corporation and the Business Corporations Act, Alberta (the "Act"), the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board.

C. DUTIES AND RESPONSIBILITIES

The Board's principal duties and responsibilities fall into a number of categories which are outlined below.

1. **Legal Requirements**

(a) The Board has the responsibility to ensure that legal requirements have been met and documents and records have been properly prepared, approved and maintained;

(b) The Board has the statutory responsibility to:

(i) manage the business and affairs of the Corporation;

(ii) act honestly and in good faith with a view to the best interests of the Corporation;

(iii) exercise the care, diligence and skill that reasonable, prudent people would exercise in comparable circumstances; and

(iv) act in accordance with its obligations contained in the Business Corporations Act, Alberta and the regulations thereto, the Corporation's Articles and By-Laws, securities legislation of each province and territory of Canada, and other relevant legislation and regulations;

(c) The Board has the statutory responsibility for considering the following matters as a full Board which in law may not be delegated to management or to a committee of the Board:

(i) any submission to the shareholders of a question or matter requiring the approval of the shareholders;

(ii) the filling of a vacancy among the directors or in the office of auditor;

(iii) the issuance of securities except on such terms and conditions as may be specified by the Board;

(iv) the declaration of dividends;

(v) the purchase, redemption or any other form of acquisition of shares issued by the Corporation;

(vi) the payment of a commission to any person in consideration of his/her purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares;

(vii) the approval of management proxy circulars;

(viii) the approval of the annual financial statements of the Corporation, MD&A and AIF; and

(ix) the adoption, amendment or repeal of By-Laws of the Corporation.

2. **Independence**

The Board has the responsibility to ensure that appropriate structures and procedures are in place to allow the Board to function independently of management. In this regard, the Board shall consist of a majority of "independent directors"[i] , as that term is defined in Section 1.4 of Multilateral Instrument 52-110, Audit Committee or such guidelines as may hereafter replace the same. The independent board members should hold separate, regularly scheduled meetings at which members of management are not in attendance.

3. **Strategy Determination**

The Board has the responsibility to ensure there are long-term goals and a strategic planning process in place for the Corporation and to participate with management directly or through its committees in developing and approving, as required, the mission of the business of the Corporation and the strategic plan by which it proposes to achieve its goals, which strategic plan takes into account, among other things, the opportunities and risks of the Corporation's business.

4. **Managing Risk**

The Board has the responsibility to understand the principal risks of the business in which the Corporation is engaged, to achieve a proper balance between risks incurred and the potential return to shareholders, and to ensure that there are appropriate systems in place which effectively monitor and manage those risks with a view to the long-term viability of the Corporation.

5. **Division of Responsibilities**

The Board has the responsibility to:

(a) appoint and delegate responsibilities to committees where appropriate to do so; and

(b) develop position descriptions for:

(i) the Chair of the Board;

(ii) the Chief Executive Officer;

(iii) the President; and

(iv) the Chief Financial Officer.

6. **Appointment, Training and Monitoring Senior Management**

The Board has the responsibility:

(a) to appoint the Chief Executive Officer and the President, to monitor and assess the Chief Executive Officer's and the President's performance, to determine and approve the Chief Executive Officer's and the President's compensation, and to provide advice and counsel in the execution of the Chief Executive Officer's and the President's duties;

(b) to approve the appointment and remuneration of all other designated corporate officers, acting upon the advice of the Chief Executive Officer and the President;

(c) to the extent feasible, to satisfy itself as to the integrity of the Chief Executive Officer, President and other corporate officers and that the Chief Executive Officer, President and other corporate officers create a culture of integrity throughout the organization;

(d) to ensure that adequate provision has been made to train and develop management and for the orderly succession of management; and

(e) to ensure that management is aware of the Board's expectations of management.

7. **Policies, Procedures and Compliance**

The Board has the responsibility:

(a) to require that the Corporation operates at all times within applicable laws and regulations and to the highest ethical and moral standards;

(b) to approve and monitor compliance with significant policies and procedures by which the Corporation is operated;

(c) to require that the Corporation sets high environmental standards in its operations and is in compliance with environmental laws and legislation; and

(d) to require that the Corporation has in place appropriate programs and policies for the health and safety of its employees in the workplace.

8. **Reporting and Communication**

The Board has the responsibility:

(a) to require that the Corporation has in place policies and programs to enable the Corporation to communicate effectively with its shareholders, other stakeholders and the public generally;

(b) to require that the financial performance of the Corporation is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

(c) to require that the financial results are reported fairly and in accordance with generally accepted accounting standards;

(d) to require the timely reporting of any other developments that have a significant and material impact on the value of the Corporation; and

(e) to report annually to shareholders on its stewardship of the affairs of the Corporation for the preceding year; and

(f) to develop appropriate measures for receiving shareholder feedback.

9. **Monitoring and Acting**

The Board has the responsibility:

(a) to monitor the Corporation's progress towards it goals and objectives and to revise and alter its direction through management in response to changing circumstances;

(b) to take action when performance falls short of its goals and objectives or when other special circumstances warrant;

(c) to require that the Corporation has implemented adequate internal control and management information systems which are designed to ensure the effective discharge of its responsibilities; and

(d) to make regular assessments of the Board's effectiveness, as well as the effectiveness and contribution of each Board Committee. This responsibility has been delegated to the Corporate Governance Committee working in conjunction with the Chairman of the Board.

10. **Reliance**

Absent actual knowledge to the contrary (which shall be promptly reported to the Board), each member of the Board and its committee shall be entitled to rely on (i) the integrity of those persons or organizations within and outside the Corporation from which it receives information, (ii) the accuracy of information provided to the Board or its committees by such persons or organizations, and (iii) representations made by management of the Corporation, independent counsel, and other advisors and experts to the Corporation.

---

[i] 1.4 **Meaning of Independence --**

(1) An audit committee member is independent if he or she has no direct or indirect material relationship with the issuer.

(2) For the purposes of subsection (1), a "material relationship" means a relationship which could, in the view of the issuer's board of directors, be reasonably expected to interfere with the exercise of a member's independent judgement.

(3) Despite subsection (2), the following individuals are considered to have a material relationship with an issuer:

(a) an individual who is, or has been within the last three years, an employee or executive officer of the issuer:

(b) an individual whose immediate family member is, or has been within the last three years, an executive officer of the issuer;

(c) an individual who:

(i) is, a partner of a firm that is the issuer's internal or external auditor;

(ii) is an employee of that firm; or

(iii) was within the last three years a partner or employee of that firm and personally worked on the issuer's audit within that time.

(d) an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

(i) is a partner of the firm that is the issuer's internal or external auditor;

(ii) is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice; or

(iii) was within the last three years a partner or employee of that firm and personally worked on the issuer's audit within that time;

(e) an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the issuer's current executive officers serves or served at the same time on the entity's compensation committee; and

(f) an individual who received, or whose immediate family member who is employed as an executive officer of the issuer received, more than $75,000 in direct compensation from the issuer during any 12 month period within the last three years.

(4) Despite subsection (3), an individual will not be considered to have a material relationship with the issuer solely because:

(a) he or she had a relationship identified in subsection (3) if that relationship ended before March 30, 2004; or

(b) he or she had a relationship identified in subsection (3) by virtue of subsection (8) if that relationship ended before June 30, 2005.

(5) For the purposes of clauses (3)(c) and (3)(d), a partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.

(6) For the purposes of clause (3)(f), direct compensation does not include:

(a) remuneration for acting as a member of the board of directors or of any board committee of the issuer; and

(b) the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

(7) Despite subsection (3) an individual will not be considered to have a material relationship with the issuer solely because the individual or his or her immediate family member: (a) has previously acted as an interim chief executive officer of the issuer; or (b) acts, or has previously acted, as a chair or vice-chair of the board of directors or of any board committee of the issuer on a part-time basis.

(8) For the purpose of section 1.4, an issuer includes a subsidiary entity of the issuer and a parent of the issuer.

RECEIVED

2007 DEC 28 P 1:13

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FEE RULE
FORM 13-502F1

CLASS 1 REPORTING ISSUERS -- PARTICIPATION FEE

Reporting Issuer Name: MGM Energy Corp.
Fiscal year end date used to calculate capitalization: December 31, 2006

Market value of listed or quoted securities:

Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end	(i) 65,389,623	
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	(ii) 5.00	
Market value of class or series	(i) X (ii) =	(A) 326,948,115
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)		(B) N/A

Market value of other securities:

(See paragraph 2.11(b) of the Rule)		
(Provide details of how value was determined)		(C) N/A
(Repeat for each class or series of securities)		(D) N/A

Capitalization

(Add market value of all classes and series of securities)	(A) + (B) + (C) + (D) =	326,948,115

Participation Fee (From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)	14,700

New reporting issuer's reduced participation fee, if applicable
(See section 2.6 of the Rule)

Participation fee X Number of entire months remaining in the issuer's fiscal year / 12 = 13,475

Late Fee, if applicable
(As determined under section 2.5 of the Rule) N/A

252586\887660.v1

Interim Financial Statements (Unaudited)

As at and for the three and nine months ended September 30, 2007

MGM Energy Corp.
Balance Sheets (Unaudited)
($ thousands)

For periods prior to January 12, 2007, the financial statements of MGM Energy Corp., including the results of operations and cash flows, have been prepared on a carve-out basis from Paramount Resources Ltd. as is described in Note 2. These financial statements may not be indicative of the results that would have been attained if MGM Energy Corp. had operated as a stand-alone entity for these periods.

	As at September 30 2007	As at December 31 2006 (Note 2)
ASSETS		
Current assets		
Cash and cash equivalents	$ 123,573	$ -
Accounts receivable	1,032	1,360
	124,605	1,360
Property, plant and equipment (Note 4)	262,199	70,268
Future income taxes (Note 9)	2,574	-
	$ 389,378	$ 71,628
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 9,038	$ 6,774
Due to related parties (Note 12)	656	-
	9,694	6,774
Asset retirement obligations (Note 6)	3,155	439
Future income taxes	-	3,895
	12,849	11,108
Contingencies and Commitments (Notes 7 & 13)		
Shareholders' Equity		
Share capital (Note 7)	404,275	-
Contributed surplus (Note 8)	1,925	-
Net investment by Paramount Resources Ltd. (Note 2)	-	60,520
Deficit	(29,671)	-
	376,529	60,520
	$ 389,378	$ 71,628

See the accompanying notes to these interim Financial Statements.

MGM Energy Corp.
Statements of Income (Loss) (Unaudited)
($ thousands, except as noted)

For periods prior to January 12, 2007, the financial statements of MGM Energy Corp., including the results of operations and cash flows, have been prepared on a carve-out basis from Paramount Resources Ltd. as is described in Note 2. These financial statements may not be indicative of the results that would have been attained if MGM Energy Corp. had operated as a stand-alone entity for these periods.

	Three Months Ended September 30		Nine Months Ended September 30	
	2007	2006	2007	2006
		(Note 2)	(Note 2)	(Note 2)
Revenue				
Interest income	$ 1,091	$ -	$ 1,771	$ -
Expenses				
General and administrative (Note 12)	1,522	220	4,353	349
Stock-based compensation (Note 8)	750	(115)	2,180	(5)
Pipeline regulatory and access	166	-	426	-
Exploration	2,154	1	2,970	146
Lease rental	789	-	789	-
Dry hole (Note 4)	(2,156)	-	34,241	-
Interest and financing charges	40	-	136	-
Accretion of asset retirement obligations (Note 6)	64	6	134	20
Depreciation	33	-	60	-
	3,362	112	45,289	510
Loss before tax	(2,271)	(112)	(43,518)	(510)
Future income tax recovery (Note 9)	(442)	(3)	(12,497)	(649)
Net income (loss) and other comprehensive income (loss)	$ (1,829)	$ (109)	$ (31,021)	$ 139
Net loss per Common Share ($/share)				
Basic	(0.02)		(0.50)	
Diluted	(0.02)		(0.50)	
Weighted average Common Shares outstanding (thousands) (Note 7)				
Basic	114,532		62,516	
Diluted	114,532		62,516	

Statements of Deficit (Unaudited)
($ thousands)

	Three Months Ended September 30		Nine Months Ended September 30	
	2007	2006	2007	2006
Deficit, beginning of period	$ (27,842)	$ -	$ -	$ -
Net income (loss)	(1,829)	(109)	(31,021)	139
Allocation to net investment by Paramount Resources Ltd.	-	109	1,350	(139)
Deficit, end of period	$ (29,671)	$ -	$ (29,671)	$ -

See the accompanying notes to these interim Financial Statements.

MGM Energy Corp.
Statements of Cash Flows (Unaudited)

($ thousands)

For periods prior to January 12, 2007, the financial statements of MGM Energy Corp., including the results of operations and cash flows, have been prepared on a carve-out basis from Paramount Resources Ltd. as is described in Note 2. These financial statements may not be indicative of the results that would have been attained if MGM Energy Corp. had operated as a stand-alone entity for these periods.

	Three Months Ended September 30		Nine Months Ended September 30	
	2007	2006	**2007**	2006
		(Note 2)	(Note 2)	(Note 2)
Operating activities				
Net income (loss) and other comprehensive income (loss)	$ **(1,829)**	$ (109)	$ **(31,021)**	$ 139
Add (deduct):				
Stock-based compensation – non cash portion	**750**	(115)	**2,180**	(114)
Exploration	**2,154**	1	**2,970**	146
Dry hole	**(2,156)**	-	**34,241**	-
Accretion of asset retirement obligations (Note 6)	**64**	6	**134**	20
Asset retirement obligation expenditures	**(2)**	-	**(402)**	-
Depreciation	**33**	-	**60**	-
Future income tax recovery	**(442)**	(3)	**(12,497)**	(649)
Funds flow from operations	**(1,428)**	(220)	**(4,335)**	(458)
Change in non-cash working capital (Note 11)	**278**	346	**546**	(88)
	(1,150)	126	**(3,789)**	(546)
Financing activities				
Repayment of note	-	-	**(12,000)**	-
Proceeds on settlement of note	-	-	**163**	-
Common shares issued, net of issuance costs	**106,400**	-	**355,106**	-
Net investment by Paramount Resources Ltd. (Note 2)	-	275	**3,195**	2,822
	106,400	275	**346,464**	2,822
Investing activities				
Capital expenditures (Note 4)	**(18,935)**	(1,092)	**(226,218)**	(1,949)
Reorganization costs	-	-	**(1,000)**	-
Change in non-cash working capital (Note 11)	**3,086**	691	**8,116**	(327)
	(15,849)	(401)	**(219,102)**	(2,276)
Increase in cash and cash equivalents	**89,401**	-	**123,573**	-
Cash and cash equivalents, beginning of period	**34,172**	-	-	-
Cash and cash equivalents, end of period	$ 123,573	$ -	$ 123,573	$ -

Supplemental cash flow information (Note 11)

See the accompanying notes to these interim Financial Statements.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

($ thousands, except as noted)

1. Structure and Formation of the Company

MGM Energy Corp. ("MGM Energy" or the "Company") is an independent Canadian public company, the principal business of which is to acquire, develop, optimize, exploit and produce oil and natural gas in Northern Canada. The Company was incorporated under the *Business Corporations Act* (Alberta) (the "ABCA") on October 31, 2006 as 1278517 Alberta Ltd. On December 4, 2006, the Company's articles were amended to change its name to "MGM Energy Corporation" and subsequently on January 9, 2007 the articles were further amended to change its name to "MGM Energy Corp."

MGM Energy is considered to be a development stage enterprise, as it has yet to generate revenue from its planned principal operations. Similar to other development stage enterprises, the recoverability of amounts shown for property, plant and equipment are dependent upon the ability of the Company to obtain necessary financing for its planned exploration and development activities and to discover, develop, transport and market economically recoverable quantities of petroleum and natural gas.

MGM Spinout

On January 12, 2007, Paramount Resources Ltd. ("Paramount") completed a reorganization pursuant to a plan of arrangement under the ABCA involving Paramount, its shareholders and MGM Energy (the "MGM Spinout").

Through the MGM Spinout:

- MGM Energy became the owner of (i) rights and obligations under an area-wide farm-in agreement (the "Farm-in Agreement") respecting Mackenzie Delta, Northwest Territories Exploration Licence #394, Exploration Licence #427 and Inuvik Concession Blocks 1 and 2 (the "Farm-in Properties"); (ii) oil and gas properties in the Colville Lake / Sahtu area of the Central Mackenzie Valley, Northwest Territories (the "Colville Properties"); and (iii) an interest in one well in the Cameron Hills area of the southern portion of the Northwest Territories (the "Ancillary Asset"), all of such property formerly being owned by Paramount (collectively referred to as the "Spinout Assets");

- MGM Energy issued Paramount a demand promissory note in the principal amount of $12.0 million, bearing interest at 10 percent per annum, and 18.2 million voting Class A Preferred Shares, which note was subsequently repaid by MGM Energy and which shares were subsequently converted into voting common shares of MGM Energy ("Common Shares") on a share-for-share basis; and

- MGM Energy issued Paramount's shareholders an aggregate of approximately 2.8 million Common Shares and approximately 14.2 million warrant units, with each warrant unit consisting of one MGM Energy short term warrant (each, a "Short Term Warrant") and one MGM Energy longer term warrant (each, a "Longer Term Warrant").

Each warrant entitled the holder to purchase one Common Share or one flow-through Common Share as described in Note 7 (Share Capital). Each Longer Term Warrant was not exercisable, and was not separable from the corresponding Short Term Warrant included in the warrant unit, unless the corresponding Short Term Warrant was exercised.

Paramount has the option, subject to certain conditions, to reacquire the Ancillary Asset from MGM Energy for $5 million, the same price that it sold such asset to MGM Energy through the MGM Spinout (the "Repurchase Option"). Because of the nature of the Repurchase Option, for accounting purposes the Ancillary Asset is deemed to be retained by Paramount.

($ thousands, except as noted)

The transfer of the Spinout Assets from Paramount to MGM Energy did not result in a substantive change in ownership of the Spinout Assets and therefore the transaction was accounted for using the carrying value of the property transferred, with the exception of the amount recorded in property, plant and equipment in respect of the Ancillary Asset, which was not recorded. The carrying values of assets and related liabilities transferred to MGM Energy on January 12, 2007 were as follows:

Property, plant and equipment	$	71,859
Asset retirement obligations		(439)
Note receivable		163
Accounts payable		(1,000)
Future income taxes		(13,369)
Net carrying value	$	57,214

The amounts recorded in MGM Energy's financial statements in respect of consideration for the Spinout Assets on January 12, 2007 were as follows:

Note payable	$	12,000
Common Shares		3,508
Class A Preferred Shares		41,706
Total	$	57,214

No amounts were attributed to the Short Term Warrants or the Longer Term Warrants.

MGM Energy shared 50 percent of the costs of the MGM Spinout with Paramount. Included in the net carrying value above, is $1.0 million in respect of MGM Energy's share of such costs. The carrying value of Class A Preferred Shares was reduced by an equivalent amount.

2. Basis of Presentation

These Financial Statements are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). As described in Note 1, MGM Energy acquired the Spinout Assets from Paramount effective January 12, 2007 at which point the results of operations and cash flows accrue to the Company. These Financial Statements present the historic financial position, results of operations and cash flows of the Farm-in Properties and the Colville Properties and results of operations and cash flows of the Ancillary Asset on a carve-out basis from Paramount as if MGM Energy had operated as a stand-alone entity subject to Paramount's control prior to January 12, 2007. Because of the nature of the Repurchase Option, the Ancillary Asset is deemed to be retained by Paramount and has not been recorded by MGM Energy, but applicable asset retirement obligations, operating results and cash flows of the Ancillary Asset are reflected in these Financial Statements. The book value of the Ancillary Asset as at December 31, 2006 was $1.6 million.

Each of Paramount's core areas has distinct operating staff, capital budgets and targets. Paramount also has shared services such as drilling, facilities and construction, accounting, land administration and corporate compliance. Historically, Paramount has maintained accounting records necessary to support its consolidated financial statements and for other internal and tax reporting purposes. Certain expenses, assets and liabilities applicable to the Spinout Assets for periods prior to January 12, 2007 can be derived directly from the accounting records of Paramount, and it has been necessary to allocate certain items in the manner described below.

($ thousands, except as noted)

Accounts receivable, property, plant and equipment, accounts payable and accrued liabilities, and the liability for asset retirement obligations as at December 31, 2006 have been derived directly from the accounting records of Paramount.

For periods prior to January 12, 2007 the amounts for operating costs, geological and geophysical costs, dry hole costs, lease rental costs, accretion of asset retirement obligations and write-down of petroleum and natural gas properties have been derived directly from the accounting records of Paramount. As the Spinout Assets have never produced, except for limited periods of testing, there has been no revenue, royalties, transportation costs, or depletion and depreciation in respect of such properties. Similarly, no gains or losses associated with financial instruments related to revenue were allocated to the Spinout Assets because of their non-producing nature.

General and administrative costs incurred by Paramount for periods prior to January 12, 2007 have been allocated on a pro rata basis using the estimated percentage of time spent by individual employees on the Spinout Assets during the relevant period.

For periods prior to January 12, 2007, the income tax balances for the costs of acquiring, exploring for and developing the Spinout Assets, and the costs of associated tangible equipment, are blended with those of Paramount's other areas. The future income tax liability as at December 31, 2006 resulted from the utilization of specific tax pools for the purpose of satisfying certain flow-through share commitments.

For purposes of presentation of the statement of cash flows prior to January 12, 2007, cash receipts and disbursements were deemed to be transferred to and from Paramount's corporate account concurrent with the respective inflow or outflow of cash and are presented as "Net investment by Paramount Resources Ltd."

As a result of the basis of presentation described above, these financial statements may not be indicative of the results that would have been attained if MGM Energy had operated as a stand-alone entity prior to January 12, 2007.

3. Summary of Significant Accounting Policies

(a) *Joint Operations*

A portion of MGM Energy's activities are conducted jointly with others and accordingly, these Financial Statements reflect only the Company's proportionate share of any revenues, expenses, assets and liabilities.

(b) *Measurement Uncertainty and Use of Estimates*

The timely preparation of these Financial Statements in conformity with Canadian GAAP requires that management make estimates and assumptions and use judgment that affects: (i) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements; and (ii) the reported amounts of expenses during the reported periods. Such estimates primarily relate to unsettled transactions and events as of the date of the Financial Statements. Actual results could differ materially from these estimates.

The amounts recorded for accretion and asset retirement obligations are based on estimates of future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the impact of changes in these estimates and assumptions on the financial statements of future periods could be material.

(c) *Cash and Cash Equivalents*

Cash and cash equivalents consist of cash and short-term investments with original maturities of three months or less. The short-term investments are classified as held-to-maturity and measured at amortized cost using the effective interest method.

(d) *Property, Plant and Equipment*

Property, plant and equipment are recorded at cost. MGM Energy follows the successful efforts method of accounting for petroleum and natural gas operations. Under this method, acquisition costs of oil and gas properties and costs of drilling and equipping development wells are capitalized. Costs of drilling exploratory wells are initially capitalized. If economically recoverable reserves are not found, such costs are charged to earnings as dry hole expense. Exploration wells are assessed annually, or more frequently as economic conditions dictate, for determination of reserves, and as such, success. Costs of drilling exploratory wells remain capitalized when a well has found a sufficient quantity of reserves to justify completion as a producing well and sufficient progress is being made to assess the reserves and the economic and operating viability of the well. All other exploration costs, including geological and geophysical costs and annual lease rentals are charged to earnings when incurred. Producing areas and significant unproved properties are assessed annually, or more frequently as economic events dictate, for potential impairment. Any impairment loss is the difference between the carrying value of the asset and its fair value.

(e) *Depletion and Depreciation*

Capitalized costs of proved oil and gas properties are depleted using the unit of production method. For purposes of these calculations, natural gas volumes are converted to barrels on an energy equivalent basis.

The costs of successful exploratory wells and development wells are depleted over proved developed reserves while acquired resource properties with proved reserves are depleted over proved reserves. Acquisition costs of probable reserves are not depleted or amortized while under active evaluation for commercial reserves. Costs become subject to depletion as proved reserves are recognized. Other property plant and equipment are depreciated over their estimated useful lives.

Costs associated with significant development projects are not depleted until commercial production commences.

(f) *Asset Retirement Obligations*

MGM Energy recognizes the fair value of an asset retirement obligation in the period in which it is incurred and when a reasonable estimate of the fair value can be made. The fair values of asset retirement obligations are capitalized as part of the cost of the related long-lived asset and depreciated on the same basis as the underlying asset. The accumulated asset retirement obligation is adjusted for the passage of time, which is recognized as accretion expense in the statements of loss, and for revisions in either the timing or the amount of the original estimated cash flows associated with the liability. Actual costs incurred upon settlement of the asset retirement obligation reduce the asset retirement obligation to the extent of the liability recorded. Differences between the actual costs incurred upon settlement of the asset retirement obligation and the liability recorded are recognized in the period in which the settlement occurs.

(g) ***Future Income Taxes***

MGM Energy follows the liability method of accounting for income taxes. Under this method, future income taxes are recognized for the effect of any difference between the carrying amount of an asset or liability reported in the financial statements and its respective tax basis, using substantively enacted income tax rates. Accumulated future income tax balances are adjusted to reflect changes in substantively enacted income tax rates, with adjustments being recognized in the results of operations in the period in which the change occurs.

(h) ***Flow-Through Shares***

MGM Energy has financed a portion of its exploration activities through the issue of flow-through shares. As permitted under the *Income Tax Act* (Canada), the tax attributes of eligible expenditures incurred with the proceeds of flow-through share issuances are renounced to subscribers. On the date that MGM Energy files the renouncement documents with the tax authorities, a future income tax liability is recognized and shareholders' equity is reduced, for the tax effect of expenditures renounced to subscribers.

(i) ***Stock-Based Compensation***

MGM Energy has granted stock options to employees and directors, the details of which are described in Note 8 (Stock-based Compensation).

MGM Energy uses the fair value method to recognize compensation expense associated with the MGM Energy options and non-reciprocal awards of stock options previously made by Paramount to certain MGM Energy employees and officers. Fair values are determined using the Black-Scholes-Merton option-pricing model and relevant assumptions on the date options are granted. Compensation costs are recognized over the vesting period of the stock options.

(j) ***Recent Accounting Pronouncements***

Capital Disclosures and Financial Instruments – Disclosure and Presentation

Beginning in 2008, MGM Energy will be required to adopt new accounting standards for *Capital Disclosures and Financial Instruments – Disclosure and Presentation.* The new standards require companies to disclose their objectives, policies and procedures for managing capital, as well as whether externally imposed capital requirements have been complied with and enhanced disclosure risks associated with financial instruments, including how these risks are managed.

(k) ***Comparative Figures***

Certain comparative figures have been reclassified to conform to the current period's financial statement presentation.

($ thousands, except as noted)

4. Property, Plant and Equipment

	September 30,2007			December 31, 2006
	Cost	Accumulated Depletion and Depreciation	Net Book Value	Net Book Value
Petroleum and natural gas properties	$ 261,595	$ -	$ 261,595	$ 70,268
Other	664	60	604	-
	$ 262,259	$ 60	$ 262,199	$ 70,268

As the Company is in the development stage and has no production, all capitalized costs associated with non-producing petroleum and natural gas properties are currently not subject to depletion.

On May 30, 2007 MGM Energy closed an acquisition of petroleum and natural gas assets located primarily in the Mackenzie Delta and elsewhere in the Northwest Territories for an aggregate cost of $172.7 million, subject to final adjustments. MGM Energy assigned the entire amount of the purchase price to petroleum and natural gas properties and recognized a $1.4 million asset retirement obligation related to those assets.

The dry hole recovery of $2.2 million recorded for the three months ended September 30, 2007 resulted from a change in the estimated final cost of the 2006/2007 winter drilling program.

Continuity of Suspended Exploratory Well Costs

	Nine Months Ended September 30, 2007	Twelve Months Ended December 31, 2006
Balance, beginning of period	$ 70,268	$ 65,001
Additions pending the determination of proved reserves	9,215	5,267
Well costs charged to dry hole expense	(3,989)	-
Balance, end of period	$ 75,494	$ 70,268

Aging of Capitalized Exploratory Well Costs

	Nine Months Ended September 30, 2007	Twelve Months Ended December 31, 2006
Exploratory well costs capitalized for a period of one year or less	$ 10,882	$ 5,267
Exploratory well costs capitalized for a period of greater than one year	64,612	65,001
Balance at end of period	$ 75,494	$ 70,268
Number of projects that have exploratory well costs that have been capitalized for a period greater than one year	10	9

At September 30, 2007, $75.5 million of capitalized exploratory well costs relate to the Colville Lake Properties and the Farm-in Properties. The commerciality of the gas related to such properties is being evaluated in conjunction with the planned drilling program and anticipated timing for construction of the Mackenzie Valley Pipeline.

5. Demand Facility

On May 15, 2007, MGM Energy entered into a $20 million senior secured revolving demand facility bearing interest at the lender's prime rate or banker's acceptance rate, at the discretion of MGM Energy, plus an applicable margin. MGM Energy is required repay the facility or to have funds available in cash or short-term investments at least equal to the drawings on the facility for a period of three consecutive business days each quarter. At September 30, 2007, there was no debt outstanding on the facility.

($ thousands, except as noted)

At September 30, 2007, MGM Energy had undrawn letters of credit outstanding of $13.5 million that reduce the amount available to MGM Energy under the facility.

6. Asset Retirement Obligations

	Nine Months Ended September 30, 2007
Asset retirement obligations, beginning of period	$ 439
Liabilities incurred	926
Liabilities assumed with Umiak properties	1,422
Revisions in estimated cost of abandonment	636
Liabilities settled	(402)
Accretion expense	134
Asset retirement obligations, end of period	$ 3,155

The total future asset retirement obligation was estimated by management based on MGM Energy's net ownership in all wells, estimated work to reclaim and abandon the wells, and the estimated timing of the costs to be incurred in future periods. The undiscounted cash flows estimated to settle the asset retirement obligations associated with MGM Energy's oil and gas properties at September 30, 2007 are $6.4 million (December 31, 2006 - $0.6 million). The majority of these obligations are not expected to be settled for several years, or decades, and have been discounted using credit-adjusted risk-free rates between 7 7/8 percent and 10 percent, and assuming an inflation rate of 3 percent.

7. Share Capital

Authorized

MGM Energy's authorized capital is comprised of an unlimited number of Common Shares, 18.2 million voting Class A Preferred Shares convertible to Common Shares on a one-for-one basis without any further consideration and an unlimited number of preferred shares, issuable in series ("Preferred Shares"). All Class A Preferred Shares were converted into Common Shares on a one-for-one basis on February 16, 2007.

The Preferred Shares are issuable in one or more series. The Board of Directors of MGM Energy may determine the designation, rights, privileges, restrictions and conditions attached to each series of Preferred Shares before the issue of such series. The Preferred Shares will be entitled to a preference over Common Shares with respect to the payment of dividends and the distribution of assets of the Company in the event of the liquidation, dissolution or winding up of the Company.

Issued and Outstanding

Common Shares	**Shares**	**Amount**
Balance, December 31, 2006	1	$ 0
Issued on MGM Spinout	2,832,673	3,508
Cancelled on MGM Spinout	(1)	0
Issued on exercise of Short Term and Longer Term Warrants	13,824,021	76,504
Conversion of Class A Preferred Shares	18,200,000	41,706
Issued for cash	94,088,150	292,120
Share issuance costs, net of tax benefit	-	(9,563)
Balance, September 30, 2007	**128,944,844**	**$ 404,275**

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

($ thousands, except as noted)

In February 2007, MGM Energy completed a private placement of 210,000 Common Shares at $5.00 per share and 160,000 Common Shares issued on a flow-through basis at $6.25 per share, with each Common Share accompanied by one Longer Term Warrant. The gross proceeds of this issue were $2.1 million.

In May 2007, MGM Energy issued 42,726,193 Common Shares at $3.10 per share and 11,991,957 Common Shares issued on a flow-through basis at $3.85 per share, for gross proceeds of $178.6 million.

In August 2007, MGM Energy issued 33,000,000 Common Shares at $2.75 per share and 6,000,000 Common Shares issued on a flow-through basis at $3.45 per share, for gross proceeds of $111.5 million.

Class A Preferred Shares	**Shares**	**Amount**
Balance, December 31, 2006	-	$ -
Issued on MGM Spinout	18,200,000	41,706
Converted to Common Shares	(18,200,000)	(41,706)
Balance, September 30, 2007	-	$ -

On February 16, 2007 all of the issued and outstanding Class A Preferred Shares were converted into 18.2 million Common Shares.

Outstanding Warrants	**Short Term Warrants**	**Longer Term Warrants**
Balance, Jan 1, 2007	-	-
Issued on MGM Spinout	14,163,365	14,163,365
Issued on Private Placement	-	370,000
Exercised	(13,824,141)	(95)
Expired	(339,224)	(14,533,270)
Balance, September 30, 2007	-	-

Each Short Term Warrant entitled the holder thereof to acquire, at the holder's option, either (i) one Common Share at a price of $5.00; or (ii) one flow-through Common Share at a price of $6.25 and was exercisable until February 16, 2007. A total of 7.9 million Short Term Warrants were exercised for Common Shares and 5.9 million Short Term Warrants were exercised for flow-through Common Shares for aggregate gross proceeds to MGM Energy of $76.5 million.

As a result of the exercise of the Short Term Warrants, 13.8 million Longer Term Warrants were separated from the corresponding Short Term Warrants and became exercisable. Each Longer Term Warrant entitled the holder thereof to acquire, at the holder's option, either (i) one Common Share at a price of $6.00; or (ii) one flow-through Common Share at a price of $7.50. The Longer Term Warrants expired on September 30, 2007.

Flow-Through Shares

During 2007, MGM Energy has issued a total of $104.8 million of Common Shares on a "flow-through" basis. As a result, the Company must incur an equivalent amount of qualifying resource expenditures. At September 30, 2007, MGM Energy estimates it has incurred approximately $35 million of qualifying expenditures relative to the flow-through shares issued in 2007.

Per Share Information

Prior period share information is not presented as the results of operation have been presented on a carve-out basis.

($ thousands, except as noted)

8. Stock-Based Compensation

MGM Energy Options

MGM Energy has a stock option plan (the "Plan") that enables the Board of Directors or its Compensation Committee to grant to key MGM Energy employees and directors options to acquire Common Shares of the Company. The exercise price of an option is no lower than the closing market price of the Common Shares on the day preceding the date of grant. Upon exercise of options under the Plan, optionholders receive either (i) a share certificate for the Common Shares; or (ii) a cash payment in an amount equal to the positive difference, if any, between the market price and the exercise price of the number of Common Shares in respect of which the option is exercised (a "Cash Surrender"). MGM Energy, however, can refuse to accept a Cash Surrender and therefore require that the holder exercise their vested options for cash and acquire Common Shares.

MGM Energy Options

		Weighted Average Exercise Price	Options
		($ / share)	
Balance, January 1, 2007	$	-	-
Granted on MGM Spinout		**5.00**	**1,248,000**
Granted since Spinout		**2.62**	**1,828,000**
Balance, September 30, 2007	$	**3.58**	**3,076,000**
Options exercisable, September 30, 2007	$	-	-

Additional information about MGM Energy's stock options outstanding at September 30, 2007 is as follows:

	Outstanding		Exercisable
Exercise Prices	**Number**	**Weighted Average Contractual Life**	**Number**
($ / share)		*(years)*	
$2.42 – $3.00	1,628,000	9.47	-
$3.01 – $4.00	100,000	4.09	-
$4.01 - $5.00	1,348,000	3.58	-
Total	3,076,000	6.71	-

Up to July 2007, options granted by MGM Energy had a term of approximately 4.5 years. The term of options granted subsequent to July 2007 was ten years.

The fair value of each option granted is estimated on the grant date using the Black-Scholes-Merton option-pricing model with weighted average assumptions for grants as follows:

For the nine months ended September 30, 2007		
Weighted average fair value of options granted ($/option)	$	1.71
Risk-free interest rate		4.21%
Expected lives (years)		5.6
Expected volatility		0.50
Annual dividend per share ($/Common Share)	$	-

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

($ thousands, except as noted)

Non-Reciprocal Awards to MGM Energy Employees

MGM Energy recognized compensation expense of $0.5 million for the period January 12, 2007 to September 30, 2007 in respect of non-reciprocal awards of stock options to MGM Energy employees previously made by Paramount. This amount was credited to contributed surplus.

9. Income Taxes

The following table reconciles income taxes calculated at the Canadian statutory rate to MGM Energy's recorded future tax recovery:

	Three Months Ended September 30, 2007		Nine Months Ended September 30, 2007	
Loss before tax	$	(2,271)	$	(43,518)
Effective Canadian statutory income tax rate		31%		31%
Expected tax recovery	$	(704)	$	(13,491)
Increase (decrease) resulting from:				
Statutory and other rate differences		27		351
Effect of tax rate change		-		(31)
Net investment by Paramount Resources Ltd.		-		68
Stock based compensation		232		596
Other		3		10
Future tax recovery	$	(442)	$	(12,497)

Components of Future Income Tax Asset:

	September 30, 2007	
Property, plant and equipment – carrying value in excess of tax basis	$	(3,848)
Asset retirement obligations		923
Loss carry forwards		2,062
Share issuance costs		3,437
Future income tax asset	$	2,574

10. Financial Instruments

Interest rate risk

MGM Energy is exposed to interest rate risk to the extent that changes in market interest rates impact MGM Energy's short term deposits that have floating interest rates and to the extent borrowings are made under the debt facility.

($ thousands, except as noted)

11. Changes in Non-cash Working Capital

	Three Months Ended September 30		Nine Months Ended September 30	
	2007	2006	**2007**	2006
Accounts receivable	**$ 972**	$ 239	**$ (1,032)**	$ (50)
Accounts payable and accrued liabilities	**1,796**	798	**9,038**	(365)
Due to related parties	**596**	-	**656**	-
	$ 3,364	$ 1,037	**$ 8,662**	$ (415)
Operating activities	**$ 278**	$ 346	**$ 546**	$ (88)
Investing activities	**3,086**	691	**8,116**	(327)
	$ 3,364	$ 1,037	**$ 8,662**	$ (415)

Supplemental cash flow information

	Three Months Ended September 30		Nine Months Ended September 30	
	2007	2006	**2007**	2006
Interest paid	**$ -**	$ -	**$ 20**	$ -
Taxes paid	**$ -**	$ -	**$ -**	$ -

12. Related Party Transactions

Paramount Resources Ltd.

At September 30, 2007, Paramount held 21.5 million common shares of MGM Energy, representing 16.7 percent of the issued and outstanding common shares of MGM Energy at such time. In addition to the common shares of MGM Energy held by Paramount, MGM Energy and Paramount have certain common members of management and directors. The following provides a summary of the related party transactions between MGM Energy and Paramount:

- MGM Energy acquired the Spinout Assets from Paramount pursuant to the MGM Spinout, as is more fully described in Note 1 (Structure and Formation of the Company). The transaction was accounted for using the carrying value of the property transferred, with the exception of Ancillary Asset. MGM Energy repaid the $12.0 million principal amount demand promissory note and accrued interest during the first quarter. In addition, Paramount repaid a $0.2 million principal amount demand promissory note due to MGM Energy.

- Paramount provided certain operational, administrative, and other services to MGM Energy and funded on MGM Energy's behalf, certain capital expenditures related to the Farm-in Agreement pursuant to a services agreement dated January 12, 2007 (the "Services Agreement"). Under the Services Agreement, MGM Energy pays Paramount its reasonable costs incurred in providing services to MGM Energy plus 10 percent of such costs. For the nine months ended September 30, 2007, Paramount funded $1.0 million of capital expenditures related to the Farm-in Agreement on MGM Energy's behalf. In addition, MGM Energy recorded costs billed by Paramount of $1.7 million in respect of the costs of the MGM Spinout and other set-up costs benefiting MGM Energy. These transactions were recorded in these Financial Statements at their exchange amounts.

- For the nine month period ended September 30, 2007, other amounts billed by Paramount under the Services Agreement totaled $1.1 million, including a 10 percent charge of approximately $0.1 million, ($0.4 million for the three month period end September 30, 2007, including the 10 percent charge).

($ thousands, except as noted)

- As a result of the MGM Spinout, certain employees and officers of MGM Energy hold stock options previously issued by Paramount. The stock-based compensation expense relating to these options for the period January 12, 2007 to September 30, 2007 totaled $0.5 million ($0.2 million for the three month period ended September 30, 2007) and has been included in stock-based compensation expense.

Other

During February 2007, MGM Energy completed a private placement to certain directors of MGM Energy of 160,000 flow-through Common Shares at a price of $6.25 per share and 210,000 Common Shares at a price of $5.00 per share, each accompanied by one Longer Term Warrant, for aggregate gross proceeds of $2.1 million.

Certain directors and officers of MGM Energy participated in the May 30, 2007 Common Share issuance, purchasing 5,612,000 Common Shares and 2,364,935 Common Shares issued on a flow-through basis for aggregate gross proceeds to MGM Energy of $26.5 million.

Paramount Resources participated in the August 3, 2007 Common Share issuance, purchasing 3,270,000 Common Shares for gross proceeds of $9.0 million. An officer and director of MGM Energy purchased 1,740,000 Common Shares on a flow-through basis for gross proceeds of $6.0 million through the August issuance.

During the three months ended September 30, 2007, MGM Energy purchased, at fair market value, office furniture and fixtures from Trilogy Energy Trust for $0.4 million. Trilogy Energy Trust is a related party to MGM Energy due to Paramount's ownership interest in both parties.

13. Contingencies and Commitments

(a) ***Commitments***

During 2006, Paramount entered into an area wide farm-in agreement respecting the Farm-in Properties. On January 12, 2007, Paramount assigned all of its rights and obligations under the Farm-in Agreement to MGM Energy through the MGM Spinout.

Under the Farm-in Agreement:

- MGM Energy can earn a staged 50 percent interest in the Farm-in Properties by drilling 11 wells within a four year period and making certain lease continuation payments. The aggregate of such lease continuation payments is expected to be $11 million although it may range up to $21 million (of which $11 million has been paid to September 30, 2007 and the balance, if any, is to be paid in 2010);

- Approximately $50 million of seismic must be acquired;

- If all of the drilling commitments under the Farm-in Agreement are satisfied, MGM Energy will also earn a 50 percent interest in three discoveries previously made in the Mackenzie Delta by the counterparties to the Farm-in Agreement; and

($ thousands, except as noted)

- Of the 11 wells, MGM Energy must drill at least five test wells; two of which have been drilled during the 2006/2007 drilling season, and three wells are planned for the 2007/2008 winter drilling season. MGM Energy currently estimates that the cost of drilling the minimum three wells during the 2007/2008 winter drilling season will be approximately $60 million. Once the five test wells have been drilled, MGM Energy may elect to stop further drilling and earn a reduced interest in the Farm-in Properties and no interest in the three discoveries. In that event, MGM Energy would remain responsible for the continuation payments and seismic commitment referenced above.

Paramount continued to be jointly and severally liable for the obligations of MGM Energy under the Farm-in Agreement to the extent that such obligations were not satisfied by MGM Energy so long as MGM Energy was an "affiliate" of Paramount as referred to in the Farm-in Agreement. As a result of equity issuances by MGM Energy during 2007, MGM Energy and Paramount are no longer "affiliates" as defined in the Farm-in Agreement.

At September 30, 2007, MGM Energy has the following commitments:

	2007	2008	2009	2010	2011	After 2011
Capital spending commitments	$ -	$ 85,000	$ 12,000	$ 13,000	$ 30,000	$ 33,000
Obligation under lease	$ 164	$ 656	$ 780	$ 906	$ 906	$ 2,264

MGM Energy is obligated under certain Northwest Territories Exploration Licenses to fulfill minimum work commitments totaling $54 million over the next five years, which are included in the above table. As a condition of the Exploration Licenses, the Company was required to post security of 25 percent of these work commitments via letters of credit. The posted security is released in proportion to the actual work expenditures over the life of Exploration License.

Management's Discussion and Analysis
For the period ended September 30, 2007

Management's Discussion and Analysis

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited Interim Financial Statements of MGM Energy Corp. ("MGM Energy" or the "Company") as at and for the three and nine months ended September 30, 2007. Information included in this MD&A and the Financial Statements has been presented in Canadian dollars and in accordance with Canadian generally accepted accounting principles ("GAAP"), unless otherwise stated.

This MD&A contains forward-looking statements. Readers are referred to the advisories concerning such matters under the heading "Advisories" at the end of this MD&A.

This MD&A is dated November 1, 2007. Additional information concerning MGM Energy, including its Annual Information Form, can be found on the SEDAR website at www.sedar.com.

Overview

MGM Energy is an independent Canadian public company, the principal business of which is to acquire, develop, optimize, exploit and produce oil and natural gas in Northern Canada. The Company was incorporated under the *Business Corporations Act* (Alberta) (the "ABCA") on October 31, 2006.

On January 12, 2007, MGM Energy was a party to a plan of arrangement under the ABCA which involved Paramount Resources Ltd. ("Paramount") and its shareholders, through which MGM Energy acquired its principal assets from Paramount (the "MGM Spinout"). Immediately following the MGM Spinout, the principal assets of MGM Energy were:

- rights and obligations under an area-wide farm-in agreement (the "Farm-in Agreement") respecting Mackenzie Delta, Northwest Territories Exploration Licence #394, Exploration Licence #427 and Inuvik Concession Blocks 1 and 2 (the "Farm-in Properties"); and

- oil and gas properties in the Colville Lake / Sahtu area of the Central Mackenzie Valley, Northwest Territories (the "Colville Properties").

In addition to its principal assets, MGM Energy acquired from Paramount under the MGM Spinout, an interest in one well in the Cameron Hills area of the southern portion of the Northwest Territories (the "Ancillary Asset") to ensure that MGM Energy met the minimum listing requirements of the Toronto Stock Exchange. Paramount has the option, subject to certain conditions, to reacquire the Ancillary Asset from MGM Energy for $5 million, the selling price of the asset to MGM Energy (the "Repurchase Option"). Because of the nature of the Repurchase Option, for accounting purposes the Ancillary Asset is deemed to be retained by Paramount.

Except for limited periods of testing, none of MGM Energy's assets have ever been placed into production. As a result, MGM Energy does not have any commercial operating results and is considered a development stage enterprise.

Through the MGM Spinout:

- MGM Energy issued Paramount a demand promissory note in the principal amount of $12.0 million, bearing interest at 10 percent per annum, and 18.2 million voting Class A Preferred Shares, which note was subsequently repaid by MGM Energy and which shares were subsequently converted into voting common shares of MGM Energy ("Common Shares") on a share-for-share basis; and

- MGM Energy issued Paramount's shareholders an aggregate of approximately 2.8 million Common Shares and approximately 14.2 million warrant units, with each warrant unit consisting of one MGM Energy short term warrant (each, a "Short Term Warrant") and one MGM Energy longer term warrant (each, a "Longer Term Warrant").

CAUTIONARY NOTE: This MD&A contains disclosure and discussions concerning: (i) the historic financial position, results of operations and cash flows relating to the Farm-in Properties and the Colville Properties; and (ii) the results of operations and cash flows relating to the Ancillary Asset, on a carve-out basis from Paramount as if MGM Energy had operated as a stand-alone entity subject to Paramount's control prior to January 12, 2007. Commencing January 12, 2007, MGM Energy holds these assets, with the results of operations and cashflows accruing to the benefit of the Company. As a result, readers are cautioned that the historical information relating to periods prior to January 12, 2007 may not necessarily be indicative of the results that would have been obtained if MGM Energy had operated as a stand-alone entity prior to January 12, 2007.

For further details concerning the MGM Spinout, readers are referred to MGM Energy's 2006 Annual Information Form and unaudited Interim Financial Statements as at and for the three and nine months ended September 30, 2007 (the "Interim Financial Statements").

Principal Properties and Projects

<u>Mackenzie Delta Farm-in</u>

The Mackenzie Delta lies at the end of the Mackenzie River in the Northwest Territories where it enters the Beaufort Sea, approximately 2,200 kilometres north of Calgary, Alberta. The Mackenzie Delta has been the focus of natural gas exploration since the 1960s. Several major discoveries have been made in the Mackenzie Delta since that time, with 21 onshore Significant Discovery Licences awarded to date. There is no commercial natural gas production in the Mackenzie Delta, as currently there is no pipeline or gathering system to transport production to market. As well, pipelines have not been constructed north of Norman Wells in the Central Mackenzie Valley and will be required to move liquid hydrocarbons discovered north of Norman Wells to market.

MGM Energy's operations in the Mackenzie Delta have been focused on exploration activities on the Farm-in Properties under the Farm-in Agreement. Chevron Canada Limited ("Chevron") was the prior operator of the Farm-in Properties, and provided contract operator services to MGM Energy through the 2006/07 winter drilling season. Effective April 1, 2007 MGM Energy assumed the role of operator of the Farm-in Properties from Chevron.

Under the Farm-in Agreement:

- MGM Energy can earn a staged 50 percent interest in the Farm-in Properties by drilling 11 wells within a four year period and making certain lease continuation payments. The aggregate of such lease continuation payments is expected to be at least $11 million although it may range up to $21 million (of which $11 million has been paid to date and the balance, if any, is to be paid in 2010). If all of the drilling commitments under the Farm-in Agreement are satisfied, MGM Energy will also earn a 50 percent interest in three discoveries previously made in the Mackenzie Delta by the counterparties to the Farm-in Agreement;

- Of the 11 wells, MGM Energy must drill at least five test wells; two of which have been drilled during the 2006/2007 drilling season, and three wells planned for the 2007/2008 winter drilling season. Once the five test wells have been drilled, MGM Energy may elect to stop further drilling and earn a reduced interest in the Farm-in Properties and no interest in the three discoveries. In that event, MGM Energy would remain responsible for the continuation payments and seismic commitment; and

- Approximately $50 million of seismic must be acquired.

Paramount continued to be jointly and severally liable for the obligations of MGM Energy under the Farm-in Agreement to the extent that such obligations were not satisfied by MGM Energy so long as MGM Energy was an "affiliate" of Paramount as referred to in the Farm-in Agreement. As a result of equity issuances by MGM Energy during 2007, MGM Energy and Paramount are no longer "affiliates" as defined in the Farm-in Agreement.

Colville Properties

The Colville Lake area in the Central Mackenzie Valley, Northwest Territories has been the focus of natural gas exploration since the 1970s. Paramount made two new discoveries (at Nogha and Maunoir) in the area. There is no commercial oil or natural gas production in the Colville Lake area or the Mackenzie Valley, as currently there is no pipeline or gathering system to transport production.

The Colville Properties cover approximately 600,000 hectares (approximately 385,000 hectares net). During the first nine months of 2007, there were no activities undertaken by MGM Energy with respect to the Colville Properties, however MGM Energy plans to conduct a seismic program in the first quarter of 2008.

Umiak Assets

On May 30, 2007 MGM Energy closed an acquisition of petroleum and natural gas assets located primarily in the Mackenzie Delta and elsewhere in the Northwest Territories (the "Umiak Assets") for an aggregate cost of $172.7 million, subject to final adjustments. MGM Energy assigned the entire amount of the purchase price to petroleum and natural gas properties and recognized a $1.4 million asset retirement obligation related to those assets.

The Umiak Assets consist of a 60 percent working interest in the Umiak discovery in the Mackenzie Delta, a 60 percent working interest in federal Exploration Licence #434, substantial seismic data, interests in 14 significant discovery licences both onshore and offshore in the Mackenzie Delta and other assets consisting principally of material and equipment.

The Umiak discovery is located approximately 15 kilometres to the east of Imperial Oil's Taglu field, one of the anchor fields for the Mackenzie Valley pipeline project. MGM Energy believes that Umiak itself is of sufficient size to support a stand-alone development.

Proposed Mackenzie Valley Pipeline

The Mackenzie Valley pipeline is a proposed 1,220 kilometre pipeline and gathering system to transport natural gas from existing and currently undiscovered natural gas fields in the Mackenzie Delta through the Mackenzie Valley to North American markets.

Imperial Oil Resources Ventures Limited, on behalf of itself and ConocoPhillips Canada (North) Limited, Shell Canada Limited, ExxonMobil Canada Properties and the Aboriginal Pipeline Group, has submitted applications to the National Energy Board for regulatory approvals required for the Mackenzie Valley pipeline as well as applications to the boards, panels and agencies responsible for assessing and regulating energy developments in the Northwest Territories. Applications were submitted beginning in October 2004. The pipeline proponents have

publicly stated that they will make a decision on whether to proceed with pipeline construction after receiving regulatory approval. Approvals in respect of the required applications are required before fieldwork can begin on the Mackenzie Valley pipeline.

Preliminary plans target construction of the pipeline over four years once all necessary permits, licenses and authorizations have been obtained.

Paramount has publicly stated that it supports the construction of the Mackenzie Valley pipeline and has been involved in certain of the hearings in respect of the pipeline. MGM Energy has adopted the statements and evidence of Paramount in this regard. In October, 2007, MGM Energy announced the signing of a Capacity Request Agreement with the owners of the Mackenzie Gathering System ("MGS"). This agreement provides MGM Energy with 200 mmcf/day of capacity on the MGS, which will feed into the Mackenzie Valley pipeline. In addition, the Capacity Request Agreement gives MGM Energy the option to own a share of the MGS.

If construction of the Mackenzie Valley pipeline and related gathering systems is deferred, delayed or not approved, MGM Energy will examine its available options to transport its natural gas to market, including the staged construction by the Company or the support by the Company for the construction by others of alternate pipeline and gathering systems.

Results of Operations

Statement of Income (Loss) – Selected Items

	Three Months Ended		Nine Months Ended	
($ thousands)	**September 30/07**	September 30/06[1]	**September 30/07**	September 30/06[1]
Interest income	**1,091**	-	**1,771**	-
Expenses				
General and administrative	**1,522**	220	**4,353**	349
Stock-based compensation	**750**	(115)	**2,180**	(5)
Pipeline regulatory and access	**166**	-	**426**	-
Exploration	**2,154**	1	**2,970**	146
Lease rental	**789**	-	**789**	-
Dry hole expense	**(2,156)**	-	**34,241**	-
Interest and financing charges	**40**	-	**136**	-
Accretion and depreciation	**97**	6	**194**	20
Future income tax recovery	**(442)**	(3)	**(12,497)**	(649)
Net Income (loss)	**(1,829)**	(109)	**(31,021)**	139

(1) Amounts included in the table above for the three and nine months ended September 30, 2006 have been presented on a carve-out basis from Paramount as if MGM Energy had operated as a stand-alone entity subject to Paramount's control. No significant activities took place with respect to the Colville Properties or Ancillary Asset during the three and nine months ended September 30, 2006. See the cautionary note above under the heading "Overview".

Interest Income - MGM Energy earned interest income from short-term investments of $1.1 million for the three months ended September 30, 2007, (nine months ended September 30, 2007 – $1.8 million). These short-term investments bear interest at rates between 4.35 percent and 5.10 percent per annum and have original maturities of three months or less. The increase in interest income from $0.4 million in the second quarter of 2007 was due to the investment of the proceeds of the August 3, 2007 equity issue pending expenditures related to the Company's 2007/08 capital program.

General and Administrative Expense - General and administrative expense for the three months ended September 30, 2007 totalled $1.5 million (nine months ended September 30, 2007 – $4.4 million) and included a number of costs relating to the establishment of MGM Energy's operations as a public company and its compliance with regulatory requirements.

Stock-based Compensation Expense - Stock-based compensation expense for the three months ended September 30, 2007 totalled $0.8 million, which included expenses of $0.2 million recognized by MGM Energy (nine months ended September 30, 2007 – $0.5 million) in respect of stock options previously granted by Paramount to certain employees and officers of MGM Energy.

Pipeline Regulatory and Access Expense – Pipeline regulatory and access expense for the three months ended September 30, 2007 totalled $0.2 million, (nine months ended September 30, 2007 – $0.4 million) and included costs associated with regulatory hearings and access on the planned Mackenzie Valley pipeline.

Exploration Expense - Exploration expense of $2.2 million for the three months ended September 30, 2007 consists primarily of pre-work of the 2008 winter seismic program, the purchase of 2D seismic over one of MGM Energy's areas and processing costs for existing seismic data. Exploration expense for the nine months ended September 30, 2007 was $3.0 million. All of the exploration costs are expensed as incurred under the successful efforts method of accounting.

Lease Rental – Lease rental expense for the three months ended September 30, 2007 totalled $0.8 million, (nine months ended September 30, 2007 – $0.8 million) and included costs associated with lease continuation expenses in the Mackenzie Delta area.

Dry Hole Expense - Dry hole expense of $34.2 million for the nine months ended September 30, 2007 related entirely to costs associated with the 2006/2007 winter drilling program at Kumak I-25 and Unipkat M-45. The dry hole recovery of $2.2 million recorded for the three months ended September 30, 2007 resulted from a change in the estimated final cost of the 2006/2007 winter drilling program.

Interest and Financing Charges – Interest and financing charges include a one-time fee for set-up of the Demand Facility and charges for letters of credit.

Capital Expenditures

	2007				
($ thousands)	Jan 1 – 11[1]	Jan 12 – Mar 31	April 1 – June 30	July 1 - Sept 30	Total
Drilling and logistics	3,177	28,576	825	**6,015**	**38,592**
Land	-	-	173,750	**10,244**	**183,994**
Geological and geophysical	-	432	384	**2,154**	**2,971**
Other	-	111	28	**522**	**661**
Total	3,177	29,119	174,987	**18,935**	**226,218**

(1) Capital expenditures for the period January 1, 2007 to January 11, 2007 have been presented on a carve-out basis from Paramount as if MGM Energy had operated as a stand-alone entity subject to Paramount's control prior to January 12, 2007. See the cautionary note above under the heading "Overview".

The majority of the drilling and logistics costs for the nine months ended September 30, 2007 relate to MGM Energy's 2007 winter drilling program for the Farm-in Properties, with two wells being drilled on Exploration Licence #394 lands: "Kumak I-25" and "Unipkat M-45". Neither well appeared to contain commercial quantities of hydrocarbons. As a result, Kumak I-25 well was cased and suspended without further testing and Unipkat M-45 well was abandoned. The total estimated cost incurred in 2007 in respect of these wells was $29.6 million; $3.2 million of such costs being incurred between January 1, 2007 and January 11, 2007 when Paramount owned the

rights and obligations under the Farm-in Agreement. There was a dry hole expense recovery of $2.2 million recorded for the three months ended September 30, 2007 resulting from a change in the estimated final cost of the 2006/2007 winter drilling program.

During the three months ended September 30, 2007, there were $8.2 million of drilling and logistics costs related to the 2008 winter drilling program of three wells on the Farm-in properties. Although the drilling program is restricted to those months of the year when the ground is frozen, most of the consumable items used in the drilling process, such as tubing, casing and drilling mud were purchased and barged to the staging areas prior to the freezing of the rivers. Drilling and logistics costs in the third quarter related primarily to the purchase of these consumables and transportation costs.

On May 30, 2007 MGM Energy purchased the Umiak Assets for an aggregate cost of $172.7 million subject to final adjustments, with all of the costs charged to land costs. In addition, during the three months ended September 30, 2007, there was a $10 million payment made by MGM Energy on the Mackenzie Delta Farm-in Property which was capitalized to land costs.

Geological and geophysical expenditures incurred during the three months ended September 30, 2007 relate to pre-work of the 2008 winter seismic program, the purchase of 2D seismic over one of MGM Energy's areas and processing costs for existing seismic data. These expenditures are treated as exploration expense on the Statement of Income (Loss) under the successful efforts method of accounting, but are included in the capital expenditure for the purpose of Statement of Cash Flows.

Liquidity and Capital Resources

As at September 30, 2007, MGM Energy had a working capital surplus of $114.9 million, as compared to a working capital surplus of $28.9 million at June 30, 2007. The increase in the working capital was the result of the equity issue completed on August 3, 2007. The gross proceeds of the equity issue were $111.5 million with net proceeds of $106.6 million. MGM Energy invests its cash resources in a variety of investments in accordance with the Company's investment policy. At September 30, 2007, MGM Energy had no investments in asset-backed commercial paper.

As a result of the equity issue, management believes that MGM Energy has adequate cash resources to fund the 2007/2008 winter drilling and seismic programs.

On May 15, 2007, MGM Energy entered into a $20 million senior secured revolving demand facility with a Canadian bank (the "Demand Facility"). Borrowings under the Demand Facility bear interest at floating rates based on the lender's prime rate or banker's acceptance rate, at the discretion of MGM Energy, plus an applicable margin. The terms of the Demand Facility require, on a quarterly basis, MGM Energy to repay the Demand Facility or have funds available in cash or short-term investments at least equal to drawings under the facility for a period of at least three consecutive business days. At September 30, 2007, there was no borrowings under the Demand Facility, however, there were outstanding letters of credit totalling approximately $13.5 million. These letters of credit have not been drawn; however, they reduce the amount available to MGM Energy under the Demand Facility.

At October 31, 2007, MGM Energy had 128.9 million Common Shares issued and outstanding and 3.1 million stock options outstanding, none of which are exercisable.

Contractual Obligations

MGM Energy has the following contractual obligations as at September 30, 2007:

($ thousands)	Recognized in financial statements	Less than 1 Year	1 – 3 years	4 – 5 years	After 5 years	Total
Asset retirement obligations	Yes- Partially	-	25	-	6,400	6,425
Obligations under leases	No	656	1,624	1,811	1,585	5,676
Capital spending commitment [(1)]	No	85,000	25,000	63,000	-	173,000
Total		85,656	26,649	64,811	7,985	185,101

(1) Includes MGM Energy drill rig commitment during the first quarter of 2008 and minimum work commitments under Exploration Licences and the Mackenzie Delta Farm-in.

MGM Energy is obligated under certain Northwest Territories Exploration Licences to fulfill minimum work commitments totaling $54 million over the next five years. As a condition of the Exploration Licences, the Company was required to post security of 25 percent of these work commitments via letters of credit. The posted security is released in proportion to the actual work expenditures over the life of Exploration Licence.

Related Party Transactions

Paramount Resources Ltd.

At September 30, 2007, Paramount held 21.5 million common shares of MGM Energy, representing 16.7 percent of the issued and outstanding common shares of MGM Energy at such time. In addition to the common shares of MGM Energy held by Paramount, MGM Energy and Paramount have certain common members of management and directors. The following provides a summary of the related party transactions between MGM Energy and Paramount:

- MGM Energy acquired the Spinout Assets from Paramount pursuant to the MGM Spinout, as is more fully described in Note 1 (Structure and Formation of the Company) to the interim unaudited financial statements. The transaction was accounted for using the carrying value of the property transferred, with the exception of Ancillary Asset. MGM Energy repaid the $12.0 million principal amount demand promissory note and accrued interest during the first quarter. In addition, Paramount repaid a $0.2 million principal amount demand promissory note due to MGM Energy.

- Paramount provided certain operational, administrative, and other services to MGM Energy and funded on MGM Energy's behalf, certain capital expenditures related to the Farm-in Agreement pursuant to a services agreement dated January 12, 2007 (the "Services Agreement"). Under the Services Agreement, MGM Energy pays Paramount its reasonable costs incurred in providing services to MGM Energy plus 10 percent of such costs. For the nine months ended September 30, 2007, Paramount funded $1.0 million of capital expenditures related to the Farm-in Agreement on MGM Energy's behalf. In addition, MGM Energy recorded costs billed by Paramount of $1.7 million in respect of the costs of the MGM Spinout and other set-up costs benefiting MGM Energy. These transactions were recorded in these Financial Statements at their exchange amounts.

- For the nine month period ended September 30, 2007, other amounts billed by Paramount under the Services Agreement totaled $1.1 million, including a 10 percent charge of approximately $0.1 million, ($0.4 million for the three month period end September 30, 2007, including the 10 percent charge).

- As a result of the MGM Spinout, certain employees and officers of MGM Energy hold stock options previously issued by Paramount. The stock-based compensation expense relating to these options for the period January 12, 2007 to September 30, 2007 totaled $0.5 million ($0.2 million for the three month period ended September 30, 2007) and has been included in stock-based compensation expense.

Other

During February 2007, MGM Energy completed a private placement to certain directors of MGM Energy of 160,000 flow-through Common Shares at a price of $6.25 per share and 210,000 Common Shares at a price of $5.00 per share, each accompanied by one Longer Term Warrant, for aggregate gross proceeds of $2,050,000.

Certain directors and officers of MGM Energy participated in the May 30, 2007 Common Share issuance, purchasing 5,612,000 Common Shares and 2,364,935 Common Shares issued on a flow-through basis for aggregate gross proceeds to MGM Energy of $26.5 million.

Paramount Resources participated in the August 3, 2007 Common Share issuance, purchasing 3,270,000 Common Shares for gross proceeds of $9.0 million. An officer and director of MGM Energy purchased 1,740,000 Common Shares on a flow-through basis for gross proceeds of $6.0 million through the August issuance.

During the three months ended September 30, 2007, MGM Energy purchased, at fair market value, office furniture and fixtures from Trilogy Energy Trust for $0.4 million. Trilogy Energy Trust is a related party to MGM Energy due to Paramount's ownership interest in both parties.

Summary of Quarterly Results

($ thousands, except as noted)	2007			2006				2005
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total Revenue[1]	1,091	427	253	-	-	-	-	-
Net Income (Loss) [2]	(1,829)	(1,849)	(27,343)	(2,915)	(109)	545	(297)	(15,185)
Per share - ($/share) [3][4]	(0.02)	(0.03)	(1.57)	n/a	n/a	n/a	n/a	n/a

(1) Total Revenue consists of interest income.

(2) The quarterly information prior to January 12, 2007 was prepared on a carve-out basis from Paramount as if MGM Energy had operated as a stand-alone entity subject to Paramount's control. Readers are referred to the cautionary note above under the heading "Overview".

(3) Loss per share for all 2005 and 2006 periods is not presented as the results of operation have been presented on a carve-out basis.

(4) Basic and diluted.

Recent Accounting Pronouncements

Capital Disclosures and Financial Instruments – Disclosure and Presentation

Beginning in 2008, MGM Energy will be required to adopt new accounting standards for *Capital Disclosures and Financial Instruments – Disclosure and Presentation.* The new standards require companies to disclose their objectives, policies and procedures for managing capital, as well as whether externally imposed capital requirements have been complied with and enhanced disclosure risks associated with financial instruments, including how these risks are managed.

Advisories

Forward-looking Statements and Estimates

Certain statements included in this document constitute forward-looking statements under applicable securities legislation. Forward-looking statements or information typically contain or can be identified by statements which include words such as "anticipate", "assume", "based", "believe", "can", "continue", "depend", "estimate", "expect", "forecast", "if", "intend", "may", "plan", "project", "propose", "result", "upon", "will", "within" or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this document include but are not limited to estimates of future capital expenditures, business strategy and objectives, exploration, development and production plans and the timing thereof, operating and other costs, and expectations as to how MGM Energy's working capital requirements and planned 2007/2008 capital program will be funded.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. Assumptions have been made regarding, among other things:

- the ability of MGM Energy to obtain required capital to finance its exploration, development and operations;
- the ability of MGM Energy to obtain equipment, services, supplies and personnel in a timely manner and at an acceptable cost to carry out its activities;
- the ability of MGM Energy to market its oil and natural gas successfully to current and new customers;
- the ability of MGM Energy to transport its oil and natural gas successfully to market;
- the timing and costs of Mackenzie Valley pipeline and facility construction and expansion and the ability of MGM Energy to secure adequate product transportation;
- the ability of MGM Energy to obtain drilling success consistent with expectations;
- the timely receipt of required regulatory approvals; and
- future oil and gas prices.

Although MGM Energy believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because MGM Energy can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by MGM Energy and described in the forward-looking statements or information. These risks and uncertainties include but are not limited to:

- the ability of MGM Energy's management to execute its business plan;
- delays in and/or abandonment of the Mackenzie Valley Pipeline project;
- the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;
- the ability of MGM Energy to obtain required capital to finance its exploration, development and operations and the adequacy and costs of such capital;
- fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
- risks and uncertainties involving the geology of oil and gas deposits;
- the uncertainty of reserves estimates and reserves life;
- the uncertainty of resource estimates and resource life;
- the uncertainty of estimates and projections relating to exploration and development costs and expenses;

- the uncertainty of estimates and projections relating to future production and the results of exploration, development and drilling;
- potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
- MGM Energy's ability to enter into or renew leases;
- health, safety and environmental risks;
- MGM Energy's ability to secure adequate product transportation;
- the ability of MGM Energy to add production and reserves through development and exploration activities;
- weather conditions;
- the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
- changes in taxation laws and regulations and the interpretation thereof;
- changes in environmental and other regulations and the interpretation thereof;
- the cost of future abandonment activities and site restoration;
- the ability to obtain necessary regulatory approvals;
- risks associated with existing and potential future lawsuits and regulatory actions against MGM Energy;
- uncertainty regarding aboriginal land claims and co-existing with local populations;
- loss of the services of any of MGM Energy's executive officers or key employees;
- the requirement to fulfill obligations under the farm-in agreement assigned in connection with Paramount's spinout of MGM Energy;
- the impact of market competition;
- general economic and business conditions; and
- other risks and uncertainties described elsewhere in this management's discussion and analysis or in MGM Energy's other filings with Canadian securities authorities.

MGM Energy cautions that the list of assumptions and risks set forth above is not exhaustive. Some of the risks, uncertainties and other factors which negatively affect the reliability of forward looking information are discussed in MGM Energy's public filing, which are available on the SEDAR website at www.sedar.com.

The forward-looking statements or information contained in this document are made as of the date hereof and MGM Energy undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

mgm ENERGY CORP

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Clayton H. Riddell, Chief Executive Officer of MGM Energy Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of MGM Energy Corp. (the "issuer") for the period ending September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements, together with the other financial information included in the interim filings, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: Nov. 1, 2007

Clayton H. Riddell
Chairman and Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Rick Miller, Chief Financial Officer of MGM Energy Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of MGM Energy Corp. (the "issuer") for the period ending September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements, together with the other financial information included in the interim filings, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: Nov 1, 2007

Rick N. Miller
Chief Financial Officer

934979.v1

mgm ENERGY CORP.

Interim Financial Statements (Unaudited)
As at and for the three and six months ended June 30, 2007

MGM Energy Corp.
Balance Sheets (Unaudited)
($ thousands)

For periods prior to January 12, 2007, the financial statements of MGM Energy Corp., including the results of operations and cash flows, have been prepared on a carve-out basis from Paramount Resources Ltd. as is described in Note 2. These financial statements may not be indicative of the results that would have been attained if MGM Energy Corp. had operated as a stand-alone entity for these periods.

	As at June 30 2007	As at December 31 2006 (Note 2)
ASSETS		
Current assets		
Cash and cash equivalents	$ 34,172	$ -
Accounts receivable	2,004	1,360
	36,176	1,360
Property, plant and equipment (Note 4)	243,294	70,268
Future income taxes (Note 9)	656	-
	$ 280,126	$ 71,628
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 7,242	$ 6,774
Due to Paramount Resources Ltd. (Note 12)	60	-
	7,302	6,774
Asset retirement obligations (Note 6)	3,093	439
Future income taxes	-	3,895
	10,395	11,108
Contingencies and Commitments (Note 13)		
Shareholders' Equity		
Share capital (Note 7)	296,397	-
Contributed surplus	1,176	-
Net investment by Paramount Resources Ltd. (Note 2)	-	60,520
Deficit	(27,842)	-
	269,731	60,520
	$ 280,126	$ 71,628

See the accompanying notes to these interim Financial Statements.

MGM Energy Corp.
Statements of Income (Loss) (Unaudited)
($ thousands, except as noted)

For periods prior to January 12, 2007, the financial statements of MGM Energy Corp., including the results of operations and cash flows, have been prepared on a carve-out basis from Paramount Resources Ltd. as is described in Note 2. These financial statements may not be indicative of the results that would have been attained if MGM Energy Corp. had operated as a stand-alone entity for these periods.

	Three Months Ended June 30		Six Months Ended June 30	
	2007	2006	**2007**	2006
		(Note 2)	(Note 2)	(Note 2)
Revenue				
Interest income	**$ 427**	$ -	**$ 680**	$ -
Expenses				
General and administrative (Note 12)	**1,462**	48	**2,831**	129
Stock-based compensation (Note 8)	**648**	(36)	**1,430**	110
Pipeline regulatory and access	**182**	-	**260**	-
Exploration	**384**	83	**816**	145
Dry hole	**-**	-	**36,397**	-
Interest and financing charges	**76**	-	**96**	-
Accretion of asset retirement obligations (Note 6)	**45**	7	**70**	14
Depreciation	**27**	-	**27**	-
	2,824	102	**41,927**	398
Loss before tax	**(2,397)**	(102)	**(41,247)**	(398)
Future income tax recovery (Note 9)	**(548)**	(647)	**(12,055)**	(646)
Net income (loss) and other comprehensive income (loss)	**$ (1,849)**	$ 545	**$ (29,192)**	$ 248
Net loss per Common Share ($/share) (Note 7)				
Basic	**(0.03)**		**(0.81)**	
Diluted	**(0.03)**		**(0.81)**	
Weighted average Common Shares outstanding (thousands) (Note 7)				
Basic	**53,867**		**35,929**	
Diluted	**53,867**		**35,929**	

Statements of Deficit (Unaudited)
($ thousands)

	Six Months Ended June 30	
	2007	2006
Deficit, beginning of period	**$ -**	$ -
Net income (loss)	**(29,192)**	248
Allocation to net investment by Paramount Resources Ltd.	**1,350**	(248)
Deficit, end of period	**$ (27,842)**	$ -

See the accompanying notes to these interim Financial Statements.

MGM Energy Corp.
Statements of Cash Flows (Unaudited)

($ thousands)

For periods prior to January 12, 2007, the financial statements of MGM Energy Corp., including the results of operations and cash flows, have been prepared on a carve-out basis from Paramount Resources Ltd. as is described in Note 2. These financial statements may not be indicative of the results that would have been attained if MGM Energy Corp. had operated as a stand-alone entity for these periods.

	Three Months Ended June 30		Six Months Ended June 30	
	2007	2006	**2007**	2006
		(Note 2)	(Note 2)	(Note 2)
Operating activities				
Net income (loss) and other comprehensive income (loss)	$ **(1,849)**	$ 545	$ **(29,192)**	$ 248
Add (deduct):				
Stock-based compensation (Note 8)	**648**	(36)	**1,430**	1
Exploration	**384**	83	**816**	145
Dry hole	**-**	-	**36,397**	-
Accretion of asset retirement obligations (Note 6)	**45**	7	**70**	14
Asset retirement obligation expenditures	**-**	-	**(400)**	-
Depreciation	**27**	-	**27**	-
Future income tax recovery (Note 9)	**(548)**	(647)	**(12,055)**	(646)
Funds flow from operations	**(1,293)**	(48)	**(2,907)**	(238)
Change in non-cash working capital (Note 11)	**(371)**	(198)	**268**	(434)
	(1,664)	(246)	**(2,639)**	(672)
Financing activities				
Repayment of note	**-**	-	**(12,000)**	-
Proceeds on settlement of note	**-**	-	**163**	-
Common shares issued, net of issuance costs (Note 7)	**170,161**	-	**248,706**	-
Net investment by Paramount Resources Ltd. (Note 2)	**-**	1,332	**3,195**	2,547
	170,161	1,332	**240,064**	2,547
Investing activities				
Capital expenditures (Note 4)	**(174,987)**	(1,184)	**(207,283)**	(857)
Reorganization costs	**-**	-	**(1,000)**	-
Change in non-cash working capital (Note 11)	**(22,419)**	98	**5,030**	(1,018)
	(197,406)	(1,086)	**(203,253)**	(1,875)
Increase (decrease) in cash and cash equivalents	**(28,909)**	-	**34,172**	-
Cash and cash equivalents, beginning of period	**63,081**	-	**-**	-
Cash and cash equivalents, end of period	**$ 34,172**	$ -	**$ 34,172**	$ -
Supplemental cash flow information (Note 11)				

See the accompanying notes to these interim Financial Statements.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

($ thousands, except as noted)

1. Structure and Formation of the Company

MGM Energy Corp. ("MGM Energy" or the "Company") is an independent Canadian public company, the principal business of which is to acquire, develop, optimize, exploit and produce oil and natural gas in Northern Canada. The Company was incorporated under the *Business Corporations Act* (Alberta) (the "ABCA") on October 31, 2006 as 1278517 Alberta Ltd. On December 4, 2006, the Company's articles were amended to change its name to "MGM Energy Corporation" and subsequently on January 9, 2007 the articles were further amended to change its name to "MGM Energy Corp."

MGM Energy is considered to be a development stage enterprise, as it has yet to generate revenue from its planned principal operations. Similar to other development stage enterprises, the recoverability of amounts shown for property, plant and equipment are dependent upon the ability of the Company to obtain necessary financing for its planned exploration and development activities and to discover, develop, transport and market economically recoverable quantities of petroleum and natural gas.

MGM Spinout

On January 12, 2007, Paramount Resources Ltd. ("Paramount") completed a reorganization pursuant to a plan of arrangement under the ABCA involving Paramount, its shareholders and MGM Energy (the "MGM Spinout").

Through the MGM Spinout:

- MGM Energy became the owner of (i) rights and obligations under an area-wide farm-in agreement (the "Farm-in Agreement") respecting Mackenzie Delta, Northwest Territories Exploration Licence #394, Exploration Licence #427 and Inuvik Concession Blocks 1 and 2 (the "Farm-in Properties"); (ii) oil and gas properties in the Colville Lake / Sahtu area of the Central Mackenzie Valley, Northwest Territories (the "Colville Properties"); and (iii) an interest in one well in the Cameron Hills area of the southern portion of the Northwest Territories (the "Ancillary Asset"), all of such property formerly being owned by Paramount (collectively referred to as the "Spinout Assets");

- MGM Energy issued Paramount a demand promissory note in the principal amount of $12.0 million, bearing interest at 10 percent per annum, and 18.2 million voting Class A Preferred Shares, which note was subsequently repaid by MGM Energy and which shares were subsequently converted into voting common shares of MGM Energy ("Common Shares") on a share-for-share basis; and

- MGM Energy issued Paramount's shareholders an aggregate of approximately 2.8 million Common Shares and approximately 14.2 million warrant units, with each warrant unit consisting of one MGM Energy short term warrant (each, a "Short Term Warrant") and one MGM Energy longer term warrant (each, a "Longer Term Warrant").

Each warrant entitled or entitles, as the case may be, the holder to purchase one Common Share or one flow-through Common Share as described in Note 7 (Share Capital). Each Longer Term Warrant was not exercisable, and was not separable from the corresponding Short Term Warrant included in the warrant unit, unless the corresponding Short Term Warrant was exercised.

Paramount has the option, subject to certain conditions, to reacquire the Ancillary Asset from MGM Energy for $5 million, the same price that it sold such asset to MGM Energy through the MGM Spinout (the "Repurchase Option"). Because of the nature of the Repurchase Option, for accounting purposes the Ancillary Asset is deemed to be retained by Paramount.

($ thousands, except as noted)

The transfer of the Spinout Assets from Paramount to MGM Energy did not result in a substantive change in ownership of the Spinout Assets and therefore the transaction was accounted for using the carrying value of the property transferred, with the exception of the amount recorded in property, plant and equipment in respect of the Ancillary Asset, which was not recorded. The carrying values of assets and related liabilities transferred to MGM Energy on January 12, 2007 were as follows:

Property, plant and equipment	$	71,859
Asset retirement obligations		(439)
Note receivable		163
Accounts payable		(1,000)
Future income taxes		(13,369)
Net carrying value	$	57,214

The amounts recorded in MGM Energy's financial statements in respect of consideration for the Spinout Assets on January 12, 2007 were as follows:

Note payable	$	12,000
Common Shares		3,508
Class A Preferred Shares		41,706
Total	$	57,214

No amounts were attributed to the Short Term Warrants or the Longer Term Warrants.

MGM Energy shared 50 percent of the costs of the MGM Spinout with Paramount. Included in the net carrying value above, is $1.0 million in respect of MGM Energy's share of such costs. The carrying value of Class A Preferred Shares was reduced by an equivalent amount.

2. Basis of Presentation

These Financial Statements are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). As described in Note 1, MGM Energy acquired its assets and liabilities from Paramount effective January 12, 2007 at which point the results of operations and cash flows accrue to the Company. These Financial Statements present the historic financial position, results of operations and cash flows of the Farm-in Properties and the Colville Properties and results of operations and cash flows of the Ancillary Asset on a carve-out basis from Paramount as if MGM Energy had operated as a stand-alone entity subject to Paramount's control prior to January 12, 2007. Because of the nature of the Repurchase Option, the Ancillary Asset is deemed to be retained by Paramount and has not been recorded by MGM Energy, but applicable asset retirement obligations, operating results and cash flows of the Ancillary Asset are reflected in these Financial Statements. The book value of the excluded Ancillary Asset as at December 31, 2006 was $1.6 million.

Each of Paramount's core areas has distinct operating staff, capital budgets and targets. Paramount also has shared services such as drilling, facilities and construction, accounting, land administration and corporate compliance. Historically, Paramount has maintained accounting records necessary to support its consolidated financial statements and for other internal and tax reporting purposes. Certain expenses, assets and liabilities applicable to the Spinout Assets and Ancillary Asset for periods prior to January 12, 2007 can be derived directly from the accounting records of Paramount, and it has been necessary to allocate certain items in the manner described below.

($ thousands, except as noted)

Accounts receivable, property, plant and equipment, accounts payable and accrued liabilities, and the liability for asset retirement obligations as at December 31, 2006 have been derived directly from the accounting records of Paramount.

For periods prior to January 12, 2007 the amounts for operating costs, geological and geophysical costs, dry hole costs, lease rental costs, accretion of asset retirement obligations and write-down of petroleum and natural gas properties have been derived directly from the accounting records of Paramount. As the Spinout Assets have never produced, except for limited periods of testing, there has been no revenue, royalties, transportation costs, or depletion and depreciation in respect of such properties. Similarly, no gains or losses associated with financial instruments related to revenue were allocated to the Spinout Assets because of their non-producing nature.

General and administrative costs incurred by Paramount for periods prior to January 12, 2007 have been allocated on a pro rata basis using the estimated percentage of time spent by individual employees on the Spinout Assets during the relevant period.

The income tax balances for the costs of acquiring, exploring for and developing the Spinout Assets, and the costs of associated tangible equipment, are blended with those of Paramount's other areas. The future income tax liability as at December 31, 2006 resulted from the utilization of specific tax pools for the purpose of satisfying certain flow-through share commitments.

For purposes of presentation of the statement of cash flows prior to January 12, 2007, cash receipts and disbursements were deemed to be transferred to and from Paramount's corporate account concurrent with the respective inflow or outflow of cash and are presented as "Net investment by Paramount Resources Ltd."

As a result of the basis of presentation described above, these financial statements may not be indicative of the results that would have been attained if MGM Energy had operated as a stand-alone entity prior to January 12, 2007.

3. Summary of Significant Accounting Policies

(a) *Joint Operations*

A portion of MGM Energy's activities are conducted jointly with others and accordingly, these Financial Statements reflect only the Company's proportionate share of any revenues, expenses, assets and liabilities.

(b) *Measurement Uncertainty and Use of Estimates*

The timely preparation of these Financial Statements in conformity with Canadian GAAP requires that management make estimates and assumptions and use judgment that affects: (i) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements; and (ii) the reported amounts of expenses during the reported periods. Such estimates primarily relate to unsettled transactions and events as of the date of the Financial Statements. Actual results could differ materially from these estimates.

The amounts recorded for accretion and asset retirement obligations are based on estimates of future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the impact of changes in these estimates and assumptions on the financial statements of future periods could be material.

(c) *Cash and Cash Equivalents*

Cash and cash equivalents consist of cash and short-term investments with original maturities of three months or less. The short-term investments are classified as held-to-maturity and measured at amortized cost using the effective interest method.

(d) *Property, Plant and Equipment*

Property, plant and equipment are recorded at cost. MGM Energy follows the successful efforts method of accounting for petroleum and natural gas operations. Under this method, acquisition costs of oil and gas properties and costs of drilling and equipping development wells are capitalized. Costs of drilling exploratory wells are initially capitalized. If economically recoverable reserves are not found, such costs are charged to earnings as dry hole expense. Exploration wells are assessed annually, or more frequently as economic conditions dictate, for determination of reserves, and as such, success. Costs of drilling exploratory wells remain capitalized when a well has found a sufficient quantity of reserves to justify completion as a producing well and sufficient progress is being made to assess the reserves and the economic and operating viability of the well. All other exploration costs, including geological and geophysical costs and annual lease rentals are charged to earnings when incurred. Producing areas and significant unproved properties are assessed annually, or more frequently as economic events dictate, for potential impairment. Any impairment loss is the difference between the carrying value of the asset and its fair value.

(e) *Depletion and Depreciation*

Capitalized costs of proved oil and gas properties are depleted using the unit of production method. For purposes of these calculations, natural gas volumes are converted to barrels on an energy equivalent basis.

The costs of successful exploratory wells and development wells are depleted over proved developed reserves while acquired resource properties with proved reserves are depleted over proved reserves. Acquisition costs of probable reserves are not depleted or amortized while under active evaluation for commercial reserves. Costs become subject to depletion as proved reserves are recognized. Other property plant and equipment are depreciated over their estimated use lives.

Costs associated with significant development projects are not depleted until commercial production commences.

(f) *Asset Retirement Obligations*

MGM Energy recognizes the fair value of an asset retirement obligation in the period in which it is incurred and when a reasonable estimate of the fair value can be made. The fair values of asset retirement obligations are capitalized as part of the cost of the related long-lived asset and depreciated on the same basis as the underlying asset. The accumulated asset retirement obligation is adjusted for the passage of time, which is recognized as accretion expense in the statements of loss, and for revisions in either the timing or the amount of the original estimated cash flows associated with the liability. Actual costs incurred upon settlement of the asset retirement obligation reduce the asset retirement obligation to the extent of the liability recorded. Differences between the actual costs incurred upon settlement of the asset retirement obligation and the liability recorded are recognized in the period in which the settlement occurs.

(g) ***Future Income Taxes***

MGM Energy follows the liability method of accounting for income taxes. Under this method, future income taxes are recognized for the effect of any difference between the carrying amount of an asset or liability reported in the financial statements and its respective tax basis, using substantively enacted income tax rates. Accumulated future income tax balances are adjusted to reflect changes in substantively enacted income tax rates, with adjustments being recognized in the results of operations in the period in which the change occurs.

(h) ***Flow-Through Shares***

MGM Energy has financed a portion of its exploration activities through the issue of flow-through shares. As permitted under the *Income Tax Act* (Canada), the tax attributes of eligible expenditures incurred with the proceeds of flow-through share issuances are renounced to subscribers. On the date that MGM Energy files the renouncement documents with the tax authorities, a future income tax liability is recognized and shareholders' equity is reduced, for the tax effect of expenditures renounced to subscribers.

(i) ***Stock-Based Compensation***

MGM Energy has granted stock options to employees and directors, the details of which are described in Note 8 (Stock-based Compensation).

MGM Energy uses the fair value method to recognize compensation expense associated with the MGM Energy options and non-reciprocal awards of stock options previously made by Paramount to certain MGM Energy employees and officers. Fair values are determined using the Black-Scholes-Merton option-pricing model and relevant assumptions on the date options are granted. Compensation costs are recognized over the vesting period of the stock options.

(j) ***Recent Accounting Pronouncements***

Capital Disclosures

As of October 1, 2007 MGM Energy will be required to adopt a new accounting standard for *Capital Disclosures*. The new standard requires companies to disclose their objectives, policies and procedures for managing capital, as well as whether externally imposed capital requirements have been complied with.

(k) ***Comparative Figures***

Certain comparative figures have been reclassified to conform to the current period's financial statement presentation.

($ thousands, except as noted)

4. Property, Plant and Equipment

	June 30,2007			December 31, 2006
	Cost	Accumulated Depletion and Depreciation	Net Book Value	Net Book Value
Petroleum and natural gas properties	$ 243,182	$ -	$ 243,182	$ 70,268
Other	139	27	112	-
	$ 243,321	$ 27	$ 243,294	$ 70,268

Included in property, plant and equipment are asset retirement costs, net of accumulated depletion and depreciation, of $2.3 million (2006 –$0.2 million). As the Company is in the development stage, all capitalized costs associated with non-producing petroleum and natural gas properties are currently not subject to depletion.

On May 30, 2007 MGM Energy closed an acquisition of petroleum and natural gas assets located primarily in the Mackenzie Delta and elsewhere in the Northwest Territories for an aggregate cost of $172.7 million, subject to final adjustments. MGM Energy assigned the entire amount of the purchase price to petroleum and natural gas properties and recognized a $1.4 million asset retirement obligation related to those assets.

Continuity of Suspended Exploratory Well Costs

	June 30, 2007	December 31, 2006
Balance, beginning of period	$ 70,268	$ 65,001
Additions pending the determination of proved reserves	1,045	5,267
Well costs charged to dry hole expense	(3,989)	-
Balance, end of period	$ 67,324	$ 70,268

Aging of Capitalized Exploratory Well Costs

	June 30, 2007	December 31, 2006
Exploratory well costs capitalized for a period of one year or less	$ 2,712	$ 5,267
Exploratory well costs capitalized for a period of greater than one year	64,612	65,001
Balance at end of period	$ 67,324	$ 70,268
Number of projects that have exploratory well costs that have been capitalized for a period greater than one year	10	9

At June 30, 2007, $67.3 million of costs capitalized as petroleum and natural gas properties are comprised of capital costs for suspended wells related to the Colville Lake Properties and the Farm-in Properties. The commerciality of the gas related to such properties is being evaluated in conjunction with the planned drilling program and anticipated timing for construction of the Mackenzie Valley Pipeline.

5. Demand Facility

On May 15, 2007, MGM Energy entered into a $20 million senior secured revolving demand facility bearing interest at the lender's prime rate or banker's acceptance rate, at the discretion of MGM Energy, plus an applicable margin. MGM Energy is required repay the facility or to have funds available in cash or short-term investments at least equal to the drawings on the facility for a period of three consecutive business days each quarter. At June 30, 2007, there was no debt outstanding on the facility.

($ thousands, except as noted)

At June 30, 2007, MGM Energy had letters of credit outstanding of $13.5 million. These letters of credit have not been drawn; however, they reduce the amount available to MGM Energy under the facility.

6. Asset Retirement Obligations

	Six Months Ended June 30, 2007
Asset retirement obligations, beginning of period	$ 439
Liabilities incurred	926
Liabilities assumed with Umiak properties	1,422
Revisions in estimated cost of abandonment	636
Liabilities settled	(400)
Accretion expense	70
Asset retirement obligations, end of period	$ 3,093

The total future asset retirement obligation was estimated by management based on MGM Energy's net ownership in all wells, estimated work to reclaim and abandon the wells, and the estimated timing of the costs to be incurred in future periods. The undiscounted cash flows estimated to settle the asset retirement obligations associated with MGM Energy's oil and gas properties at June 30, 2007 are $6.4 million (December 31, 2006 - $0.6 million). The majority of these obligations are not expected to be settled for several years, or decades, and have been discounted using credit-adjusted risk-free rates between 7 7/8 percent and 10 percent.

7. Share Capital

Authorized

MGM Energy's authorized capital is comprised of an unlimited number of Common Shares, 18.2 million voting Class A Preferred Shares convertible to Common Shares on a one-for-one basis without any further consideration and an unlimited number of preferred shares, issuable in series ("Preferred Shares"). All Class A Preferred Shares were converted into Common Shares on a one-for-one basis on February 16, 2007.

The Preferred Shares are issuable in one or more series. The Board of Directors of MGM Energy may determine the designation, rights, privileges, restrictions and conditions attached to each series of Preferred Shares before the issue of such series. The Preferred Shares will be entitled to a preference over Common Shares with respect to the payment of dividends and the distribution of assets of the Company in the event of the liquidation, dissolution or winding up of the Company.

Issued and Outstanding

Common Shares	Shares	Amount
Balance, December 31, 2006	1	$ 0
Issued on MGM Spinout	2,832,673	3,508
Cancelled on MGM Spinout	(1)	0
Issued on exercise of Short Term and Longer Term Warrants	13,824,161	76,504
Conversion of Class A Preferred Shares	18,200,000	41,706
Issued for cash	55,088,150	180,670
Share issuance costs, net of tax benefit	-	(5,991)
Balance, June 30, 2007	**89,944,984**	**$ 296,397**

($ thousands, except as noted)

In February 2007, MGM Energy completed a private placement of 210,000 Common Shares at $5.00 per share and 160,000 Common Shares issued on a flow-through basis at $6.25 per share, with each Common Share accompanied by one Longer Term Warrant. The gross proceeds of this issue were $2.1 million.

In May 2007, MGM Energy issued 42,726,193 Common Shares at $3.10 per share and 11,991,957 Common Shares issued on a flow-through basis at $3.85 per share, for gross proceeds of $178.6 million.

Class A Preferred Shares	**Shares**	**Amount**
Balance, December 31, 2006	-	$ -
Issued on MGM Spinout	18,200,000	41,706
Converted to Common Shares	(18,200,000)	(41,706)
Balance, June 30, 2007	-	$ -

On February 16, 2007 all of the issued and outstanding Class A Preferred Shares were converted into 18.2 million Common Shares.

Outstanding Warrants	**Short Term Warrants**	**Longer Term Warrants**
Balance, Jan 1, 2007	-	-
Issued on MGM Spinout	14,163,365	14,163,365
Issued on Private Placement	-	370,000
Exercised	(13,824,141)	(20)
Expired	(339,224)	(339,224)
Balance, June 30, 2007	-	**14,194,121**

Each Short Term Warrant entitled the holder thereof to acquire, at the holder's option, either (i) one Common Share at a price of $5.00; or (ii) one flow-through Common Share at a price of $6.25 and was exercisable until February 16, 2007. A total of 7.9 million Short Term Warrants were exercised for Common Shares and 5.9 million Short Term Warrants were exercised for flow-through Common Shares for aggregate gross proceeds to MGM Energy of $76.5 million.

As a result of the exercise of the Short Term Warrants, 13.8 million Longer Term Warrants were separated from the corresponding Short Term Warrants and became exercisable. Each Longer Term Warrant entitles the holder thereof to acquire, at the holder's option, either (i) one Common Share at a price of $6.00; or (ii) one flow-through Common Share at a price of $7.50. The Longer Term Warrants expire on September 30, 2007.

Per Share Information

Prior period share information is not presented as the results of operation have been presented on a carve-out basis.

8. Stock-Based Compensation

MGM Energy Options

MGM Energy has a stock option plan (the "Plan") that enables the Board of Directors or its Compensation Committee to grant to key MGM Energy employees and directors options to acquire Common Shares of the Company. The exercise price of an option is no lower than the closing market price of the Common Shares on the day preceding the date of grant. Upon exercise of options under the Plan, optionholders receive either (i) a share certificate for the Common Shares; or (ii) a cash payment in an amount equal to the positive difference, if any, between the market price and the exercise price of the number of Common Shares in respect of which the option is

($ thousands, except as noted)

exercised (a "Cash Surrender"). MGM Energy, however, can refuse to accept a Cash Surrender and therefore require that the holder exercise their vested options for cash and acquire Common Shares.

MGM Energy Options

		Weighted Average Exercise Price	Options
		($ / share)	
Balance, January 1, 2007	$	-	-
Granted on MGM Spinout		**5.00**	**1,248,000**
Granted		**3.76**	**230,000**
Balance, June 30, 2007	$	**4.81**	**1,478,000**
Options exercisable, June 30, 2007	$	-	-

Additional information about MGM Energy's stock options outstanding at June 30, 2007 is as follows:

	Outstanding		Exercisable
Exercise Prices	**Number**	**Weighted Average Contractual Life**	**Number**
($ / share)		*(years)*	
$2.95	30,000	4.40	-
$3.17	100,000	4.25	-
$4.60	100,000	3.75	-
$5.00	1,248,000	3.75	-
Total	1,478,000	3.80	-

The fair value of each option granted is estimated on the grant date using the Black-Scholes-Merton option-pricing model with weighted average assumptions for grants as follows:

For the six months ended June 30, 2007		
Weighted average fair value of options granted ($/option)	$	2.15
Risk-free interest rate		4.07%
Expected lives (years)		4.3
Expected volatility		0.50
Annual dividend per share ($/Common Share)	$	0.00

Non-Reciprocal Awards to MGM Energy Employees

MGM Energy recognized compensation expense of $0.3 million for the period January 12, 2007 to June 30, 2007 in respect of non-reciprocal awards of stock options to MGM Energy employees previously made by Paramount. This amount was credited to contributed surplus.

($ thousands, except as noted)

9. Income Taxes

The following table reconciles income taxes calculated at the Canadian statutory rate to MGM Energy's recorded future tax recovery:

	Three Months Ended June 30, 2007	Six Months Ended June 30, 2007
Loss before tax	$ (2,397)	$ (41,247)
Effective Canadian statutory income tax rate	31.00%	31.00%
Expected tax recovery	$ (743)	$ (12,787)
Increase (decrease) resulting from:		
Statutory and other rate differences	22	324
Effect of tax rate change	(31)	(31)
Net investment by Paramount Resources Ltd.	-	68
Stock based compensation	200	364
Other	4	7
Future tax recovery	$ (548)	$ (12,055)

Components of Future Income Tax Asset:

	June 30, 2007
Property, plant and equipment – carrying value in excess of tax basis	$ (3,858)
Asset retirement obligations	905
Loss carry forwards	1,322
Other	2,287
Future income tax asset	$ 656

10. Financial Instruments

Interest rate risk

MGM Energy is exposed to interest rate risk to the extent that changes in market interest rates impact MGM Energy's short term deposits that have floating interest rates and to the extent borrowings are made under the debt facility.

11. Changes in Non-cash Working Capital

	Three Months Ended June 30		Six Months Ended June 30	
	2007	2006	2007	2006
Accounts receivable	$ (1,529)	$ (1)	$ (2,004)	$ (289)
Accounts payable and accrued liabilities	(20,400)	(99)	7,242	(1,163)
Due to related parties	(861)	-	60	-
	$ (22,790)	$ (100)	$ 5,298	$ (1,452)
Operating activities	$ (371)	$ (198)	$ 268	$ (434)
Investing activities	(22,419)	98	5,030	(1,018)
	$ (22,790)	$ (100)	$ 5,298	$ (1,452)

($ thousands, except as noted)

Supplemental cash flow information

	Three Months Ended June 30		Six Months Ended June 30	
	2007	2006	2007	2006
Interest paid	$ -	$ -	$ 20	$ -
Taxes paid	$ -	$ -	$ -	$ -

12. Related Party Transactions

Paramount Resources Ltd.

At June 30, 2007, Paramount held 18.2 million common shares of MGM Energy, representing 20.2 percent of the issued and outstanding common shares of MGM Energy at such time. In addition to the common shares of MGM Energy held by Paramount, MGM Energy and Paramount have certain common members of management and directors. The following provides a summary of the related party transactions between MGM Energy and Paramount:

- MGM Energy acquired the Spinout Assets from Paramount pursuant to the MGM Spinout, as is more fully described in Note 1 (Structure and Formation of the Company). The transaction was accounted for using the carrying value of the property transferred, with the exception of Ancillary Asset. MGM Energy repaid the $12.0 million principal amount demand promissory note and accrued interest during the first quarter. In addition, Paramount repaid a $0.2 million principal amount demand promissory note due to MGM Energy.

- Paramount provided certain operational, administrative, and other services to MGM Energy and funded on MGM Energy's behalf, certain capital expenditures related to the Farm-in Agreement pursuant to a services agreement dated January 12, 2007 (the "Services Agreement"). Under the Services Agreement, MGM Energy pays Paramount its reasonable costs incurred in providing services to MGM Energy plus 10 percent of such costs. For the six months ended June 30, 2007, Paramount funded $1.0 million of capital expenditures related to the Farm-in Agreement on MGM Energy's behalf. In addition, MGM Energy recorded costs billed and expected to be billed by Paramount of $1.7 million in respect of the costs of the MGM Spinout and other set-up costs benefiting MGM Energy. These transactions were recorded in these Financial Statements at their exchange amounts.

- For the six month period ended June 30, 2007, other amounts billed by Paramount under the Services Agreement totaled $0.7 million, including a 10 percent charge of approximately $0.1 million, ($0.5 million for the three month period end June 30, 2007, including the 10 percent charge).

- As a result of the MGM Spinout, certain employees and officers of MGM Energy hold stock options previously issued by Paramount. The stock-based compensation expense relating to these options for the period January 12, 2007 to June 30, 2007 totaled $0.3 million ($0.2 million for the three month period ended June 30, 2007) and has been included in stock-based compensation expense.

Other

During February 2007, MGM Energy completed a private placement to certain directors of MGM Energy of 160,000 flow-through Common Shares at a price of $6.25 per share and 210,000 Common Shares at a price of $5.00 per share, each accompanied by one Longer Term Warrant, for aggregate gross proceeds of $2,050,000.

($ thousands, except as noted)

Certain directors and officers of MGM Energy participated in the May 30, 2007 Common Share issuance, purchasing 5,612,000 Common Shares and 2,364,935 Common Shares issued on a flow-through basis for aggregate gross proceeds to MGM Energy of $26.5 million.

13. Contingencies and Commitments

(a) *Commitments*

During 2006, Paramount entered into an area wide farm-in agreement respecting the Farm-in Properties. On January 12, 2007, Paramount assigned all of its rights and obligations under the Farm-in Agreement to MGM Energy through the MGM Spinout.

Under the Farm-in Agreement:

- MGM Energy can earn a staged 50 percent interest in the Farm-in Properties by drilling 11 wells within a four year period and making certain lease continuation payments, the aggregate of which is expected to be $11 million although it may range up to $21 million (of which $11 million is to be paid before the end of 2007 and the balance, if any, is to be paid between 2008 and 2010);

- Approximately $50 million of 3D seismic must be shot;

- If all of the drilling commitments under the Farm-in Agreement are satisfied, MGM Energy will also earn a 50 percent interest in three discoveries previously made in the Mackenzie Delta by the counterparties to the Farm-in Agreement; and

- Of the 11 wells, MGM Energy must drill at least five test wells; two of which have been drilled during the 2006/2007 drilling season, and three wells during the 2007/2008 winter drilling season. MGM Energy currently estimates that the cost of drilling the minimum three wells during the 2007/2008 winter drilling season will be approximately $60 million. Once the five exploratory wells have been drilled, MGM Energy may elect to stop further drilling and earn a reduced interest in the Farm-in Properties. In that event, MGM Energy would remain responsible for the continuation payments and seismic commitment referenced above.

MGM Energy obtained its rights and obligations under the Farm-in Agreement by assignment from Paramount as part of the MGM Spinout. Notwithstanding the assignment, Paramount continues to be jointly and severally liable for the obligations of MGM Energy under the Farm-in Agreement to the extent such obligations are not satisfied by MGM Energy. MGM Energy is required to satisfy all of the Farm-in Agreement obligations of Paramount and to take whatever steps are necessary to raise sufficient funds to meet such obligations. If MGM Energy is unable to satisfy its Farm-in Agreement obligations and Paramount is thereby required to satisfy such obligations, MGM Energy will be obligated to repay to Paramount, on a demand basis, all amounts expended by Paramount to satisfy such obligations. Any amount owing to Paramount will bear interest at Paramount's cost of capital at the time of expenditure, plus one percent, and will be secured by a charge over all of MGM Energy's assets.

At June 30, 2007, MGM Energy has the following commitments:

	2007	2008	2009	2010	2011	After 2011
Capital spending commitments	$ 10,000	$ 60,000	$ 50,000	-	$ 32,000	-

($ thousands, except as noted)

MGM Energy is obligated under certain Northwest Territories Exploration Licenses to fulfill minimum work commitments totaling $32 million over the next five years. As a condition of the Exploration Licenses, the Company was required to post security of 25 percent of these work commitments via letters of credit. The posted security is released in proportion to the actual work expenditures over the life of Exploration License.

Contingencies

MGM Energy indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to MGM Energy to the extent permitted by law. MGM Energy has acquired and maintains liability insurance for its directors and officers.

14. Subsequent Events

On July 17, 2007, MGM Energy paid a $10 million lease continuation payment as required by the Farm-in Agreement.

On July 27, 2007 MGM Energy announced that it had entered into an underwriting agreement to raise gross proceeds of $111.5 million by issuing 33 million Common Shares for $2.75 per share and six million Common Shares on a flow-through basis for $3.45 per share. Paramount has indicated its intention to purchase $9.0 million of the Common Shares and a Director and Officer of the Company has indicated his intention to purchase $6.0 million Common Shares on a flow-through basis.

ENERGY CORP.

Management's Discussion and Analysis
For the period ended June 30, 2007

Management's Discussion and Analysis

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited Interim Financial Statements of MGM Energy Corp. ("MGM Energy" or the "Company") as at and for the three and six months ended June 30, 2007. Information included in this MD&A and the Financial Statements has been presented in Canadian dollars and in accordance with Canadian generally accepted accounting principles ("GAAP"), unless otherwise stated.

This MD&A contains forward-looking statements. Readers are referred to the advisories concerning such matters under the heading "Advisories" at the end of this MD&A.

This MD&A is dated July 31, 2007. Additional information concerning MGM Energy, including its Annual Information Form, can be found on the SEDAR website at www.sedar.com.

Overview

MGM Energy is an independent Canadian public company, the principal business of which is to acquire, develop, optimize, exploit and produce oil and natural gas in Northern Canada. The Company was incorporated under the *Business Corporations Act* (Alberta) (the "ABCA") on October 31, 2006.

On January 12, 2007, MGM Energy was a party to a plan of arrangement under the ABCA which involved Paramount Resources Ltd. ("Paramount") and its shareholders, through which MGM Energy acquired its principal assets from Paramount (the "MGM Spinout"). These principal assets are:

- rights and obligations under an area-wide farm-in agreement (the "Farm-in Agreement") respecting Mackenzie Delta, Northwest Territories Exploration Licence #394, Exploration Licence #427 and Inuvik Concession Blocks 1 and 2 (the "Farm-in Properties"); and

- oil and gas properties in the Colville Lake / Sahtu area of the Central Mackenzie Valley, Northwest Territories (the "Colville Properties").

In addition to its principal assets, MGM Energy acquired from Paramount under the MGM Spinout, an interest in one well in the Cameron Hills area of the southern portion of the Northwest Territories (the "Ancillary Asset") to ensure that MGM Energy met the minimum listing requirements of the Toronto Stock Exchange. Paramount has the option, subject to certain conditions, to reacquire the Ancillary Asset from MGM Energy for $5 million, the selling price of the asset to MGM Energy (the "Repurchase Option"). Because of the nature of the Repurchase Option, for accounting purposes the Ancillary Asset is deemed to be retained by Paramount.

Except for limited periods of testing, none of MGM Energy's assets have ever been placed into production. As a result, MGM Energy does not have any commercial operating results and is considered a development stage enterprise.

Through the MGM Spinout:

- MGM Energy issued Paramount a demand promissory note in the principal amount of $12.0 million, bearing interest at 10 percent per annum, and 18.2 million voting Class A Preferred Shares, which note was subsequently repaid by MGM Energy and which shares were subsequently converted into voting common shares of MGM Energy ("Common Shares") on a share-for-share basis; and

- MGM Energy issued Paramount's shareholders an aggregate of approximately 2.8 million Common Shares and approximately 14.2 million warrant units, with each warrant unit consisting of one MGM

Energy short term warrant (each, a "Short Term Warrant") and one MGM Energy longer term warrant (each, a "Longer Term Warrant").

CAUTIONARY NOTE: This MD&A contains disclosure and discussions concerning: (i) the historic financial position, results of operations and cash flows relating to the Farm-in Properties and the Colville Properties; and (ii) the results of operations and cash flows relating to the Ancillary Asset, on a carve-out basis from Paramount as if MGM Energy had operated as a stand-alone entity subject to Paramount's control prior to January 12, 2007. Commencing January 12, 2007, MGM Energy holds these assets, with the results of operations and cashflows accruing to the benefit of the Company. As a result, readers are cautioned that the historical information relating to periods prior to January 12, 2007 may not necessarily be indicative of the results that would have been obtained if MGM Energy had operated as a stand-alone entity prior to January 12, 2007.

For further details concerning the MGM Spinout, readers are referred to MGM Energy's 2006 Annual Information Form and unaudited Interim Financial Statements as at and for the three and six months ended June 30, 2007 (the "Interim Financial Statements").

Principal Properties and Projects

Mackenzie Delta Farm-in

The Mackenzie Delta lies at the end of the Mackenzie River in the Northwest Territories where it enters the Beaufort Sea, approximately 2,200 kilometres north of Calgary, Alberta. The Mackenzie Delta has been the focus of natural gas exploration since the 1960s. Several major discoveries have been made in the Mackenzie Delta since that time, with 21 onshore Significant Discovery Licences awarded to date. There is no commercial natural gas production in the Mackenzie Delta, as currently there is no pipeline or gathering system to transport production to market. As well, pipelines have not been constructed north of Norman Wells in the Central Mackenzie Valley and will be required to move liquid hydrocarbons discovered north of Norman Wells to market.

MGM Energy's operations in the Mackenzie Delta have been focused on exploration activities on the Farm-in Properties under the Farm-in Agreement. Chevron Canada Limited ("Chevron") was the prior operator of the Farm-in Properties, and provided contract operator services to MGM Energy through the 2006/07 winter drilling season. Effective April 1, 2007 MGM Energy assumed the role of operator of the Farm-in Properties from Chevron.

Under the Farm-in Agreement:

- MGM Energy can earn a staged 50 percent interest in the Farm-in Properties by drilling 11 wells within a four year period and making certain lease continuation payments, the aggregate of which is expected to be $11 million although it may range up to $21 million (of which $11 million is to be paid before the end of 2007 and the balance, if any, is to be paid between 2008 and 2010). As of the date of this MD&A, MGM Energy has paid all $11 million of the lease continuation payments due in 2007;

- Approximately $50 million of 3D seismic must be shot; and

- If all of the drilling commitments under the Farm-in Agreement are satisfied, MGM Energy will also earn a 50 percent interest in three discoveries previously made in the Mackenzie Delta by the counterparties to the Farm-in Agreement; and

- Of the 11 wells, MGM Energy must drill at least five test wells; two of which have been drilled during the 2006/2007 drilling season, and three wells during the 2007/2008 winter drilling season. MGM Energy currently estimates that the cost of drilling the minimum three wells during the 2007/2008 winter drilling

season will be approximately $60 million. Once the five exploratory wells have been drilled, MGM Energy may elect to stop further drilling and earn a reduced interest in the Farm-in Properties. In that event, MGM Energy would remain responsible for the continuation payments and seismic commitment referenced above.

MGM Energy obtained its rights and obligations under the Farm-in Agreement by assignment from Paramount as part of the MGM Spinout. Notwithstanding the assignment, Paramount continues to be jointly and severally liable for the obligations of MGM Energy under the Farm-in Agreement to the extent such obligations are not satisfied by MGM Energy. MGM Energy is required to satisfy all of the Farm-in Agreement obligations of Paramount and to take whatever steps are necessary to raise sufficient funds to meet such obligations. If MGM Energy is unable to satisfy its Farm-in Agreement obligations and Paramount is thereby required to satisfy such obligations, MGM Energy will be obligated to repay to Paramount, on a demand basis, all amounts expended by Paramount to satisfy such obligations. Any amount owing to Paramount will bear interest at Paramount's cost of capital at the time of expenditure, plus one percent, and will be secured by a charge over all of MGM Energy's assets.

Colville Properties

The Colville Lake area in the Central Mackenzie Valley, Northwest Territories has been the focus of natural gas exploration since the 1970s. Paramount made two new discoveries (at Nogha and Maunoir) in the area. There is no commercial oil or natural gas production in the Colville Lake area or the Mackenzie Valley, as currently there is no pipeline or gathering system to transport production.

The Colville Properties cover approximately 600,000 hectares (approximately 385,000 hectares net). During the first six months of 2007, there were no activities undertaken by MGM Energy with respect to the Colville Properties, however MGM Energy plans to conduct a seismic program in the first quarter of 2008.

Umiak Assets

On May 30, 2007 MGM Energy closed an acquisition of petroleum and natural gas assets located primarily in the Mackenzie Delta and elsewhere in the Northwest Territories (the "Umiak Assets") for an aggregate cost of $172.7 million, subject to final adjustments. MGM Energy assigned the entire amount of the purchase price to petroleum and natural gas properties and recognized a $1.4 million asset retirement obligation related to those assets.

The Umiak Assets consist of a 60 percent working interest in the Umiak discovery in the Mackenzie Delta, a 60 percent working interest in federal Exploration Licence #434, substantial seismic data, interests in 14 significant discovery licences both onshore and offshore in the Mackenzie Delta and other assets consisting principally of material and equipment.

The Umiak discovery is located approximately 15 kilometres to the east of Imperial Oil's Taglu field, one of the anchor fields for the Mackenzie Valley pipeline project. MGM Energy believes that Umiak itself is of sufficient size to support a stand-alone development.

Proposed Mackenzie Valley Pipeline

The Mackenzie Valley pipeline is a proposed 1,220 kilometre pipeline and gathering system to transport natural gas from existing and currently undiscovered natural gas fields in the Mackenzie Delta through the Mackenzie Valley to North American markets.

Imperial Oil Resources Ventures Limited, on behalf of itself and ConocoPhillips Canada (North) Limited, Shell Canada Limited, ExxonMobil Canada Properties and the Aboriginal Pipeline Group, has submitted applications to the National Energy Board for regulatory approvals required for the Mackenzie Valley pipeline as well as applications to the boards, panels and agencies responsible for assessing and regulating energy developments in the

Northwest Territories. Applications were submitted beginning in October 2004. Approvals in respect of the required applications are required before fieldwork can begin on the Mackenzie Valley pipeline.

Preliminary plans target construction of the pipeline over four years once all necessary permits, licenses and authorizations have been obtained.

Paramount has publicly stated that it supports the construction of the Mackenzie Valley pipeline and has been involved in certain of the hearings in respect of the pipeline. MGM Energy has adopted the statements and evidence of Paramount in this regard. MGM Energy intends to discuss the transportation of its natural gas via the Mackenzie Valley pipeline and related gathering systems, if approved and constructed, with Imperial Oil Resources Ventures Limited. MGM Energy will construct a gathering system and ancillary pipelines for certain properties to connect with the Mackenzie Valley pipeline if approved and constructed.

If construction of the Mackenzie Valley pipeline and related gathering systems is deferred, delayed or not approved, MGM Energy will examine its available options to transport its natural gas to market, including the staged construction by the Company or the support by the Company for the construction by others of alternate pipeline and gathering systems.

Results of Operations

Statement of Income (Loss) – Selected Items

	Three Months Ended		Six Months Ended	
($ thousands)	**June 30/07**	June 30/06(1)	**June 30/07**	June 30/06(1)
Interest income	**427**	-	**680**	-
Expenses				
General and administrative	**1,462**	48	**2,831**	129
Stock-based compensation	**648**	(36)	**1,430**	110
Pipeline regulatory and access	**182**	-	**260**	-
Exploration	**384**	83	**816**	145
Dry hole expense	**-**	-	**36,397**	-
Interest and financing charges	**76**	-	**96**	-
Accretion and depreciation	**72**	7	**97**	14
Future income tax recovery	**(548)**	(647)	**(12,055)**	(646)
Net Income (loss)	**(1,849)**	545	**(29,192)**	248

(1) Amounts included in the table above for the three and six months ended June 30, 2006 have been presented on a carve-out basis from Paramount as if MGM Energy had operated as a stand-alone entity subject to Paramount's control. No significant activities took place with respect to the Colville Properties or Ancillary Asset during the three and six months ended June 30, 2006. See the cautionary note above under the heading "Overview".

Interest Income - MGM Energy earned interest income from short-term investments of $0.4 million for the three months ended June 30, 2007, (six months ended June 30, 2007 - $0.7 million). These short-term investments bear interest at rates between 4.30 percent and 4.36 percent per annum and have original maturities of three months or less.

General and Administrative Expense - General and administrative expense for the three months ended June 30, 2007 totalled $1.5 million (six months ended June 30, 2007 - $2.8 million) and included a number of costs relating to the establishment of MGM Energy's operations as a public company and its compliance with regulatory requirements.

Stock-based Compensation Expense - Stock-based compensation expense for the three months ended June 30, 2007 totalled $0.6 million, which included expenses of $0.2 million accrued by MGM Energy for the period ended

June 30, 2007 (six months ended June 30, 2007 - $0.3 million) in respect of stock options previously granted by Paramount to certain employees and officers of MGM Energy.

Pipeline Regulatory and Access Expense – Pipeline regulatory and access expense for the three months ended June 30, 2007 totalled $0.2 million, (six months ended June 30, 2007 - $0.3 million) and included costs associated with regulatory hearings and access on the planned Mackenzie Valley pipeline.

Exploration Expense - Exploration expense of $0.4 million for the three months ended June 30, 2007 consists primarily of geological and geophysical costs, seismic and lease rentals expenses for the 2007/2008 winter drilling season (six months ended June 30, 2007 - $0.8 million). These costs are expensed as incurred under the successful efforts method of accounting. Exploration expense of $0.4 million during the three months ended March 31, 2007 related primarily to the purchase of seismic data.

Dry Hole Expense - Dry hole expense of $36.4 million for the six months ended June 30, 2007 related entirely to costs associated with the 2006/2007 winter drilling program at Kumak I-25 and Unipkat M-45.

Interest and Financing Charges – Interest and financing charges include a one-time fee for set-up of the Demand Facility and charges for letters of credit.

Capital Expenditures

	2007			
($ thousands)	Jan 1 – 11[(1)]	Jan 12 – Mar 31	**April 1 – June 30**	**Total**
Land	-	-	**173,750**	**173,750**
Geological and geophysical	-	432	**384**	**816**
Drilling and logistics	3,177	28,576	**825**	**32,578**
Other	-	111	**28**	**139**
Total	3,177	29,119	**174,987**	**207,283**

(1) Capital expenditures for the period January 1, 2007 to January 11, 2007 have been presented on a carve-out basis from Paramount as if MGM Energy had operated as a stand-alone entity subject to Paramount's control prior to January 12, 2007. See the cautionary note above under the heading "Overview".

During the first quarter of 2007, MGM Energy's winter drilling program for the Farm-in Properties was completed, with two wells being drilled on Exploration Licence #394 lands: "Kumak I-25" and "Unipkat M-45". Neither well appeared to contain commercial quantities of hydrocarbons. As a result, Kumak I-25 well was cased and suspended without further testing and Unipkat M-45 well was abandoned.

On May 30, 2007 MGM Energy purchased the Umiak Assets for an aggregate cost of $172.7 million subject to final adjustments.

Drilling and logistics expenditures for the 2007 winter drilling program totalled $31.8 million; $3.2 million of such costs being incurred between January 1, 2007 and January 11, 2007 when Paramount owned the rights and obligations under the Farm-in Agreement. The expenditures primarily related to the Farm-in Properties, and included the costs of lease preparation and drilling of the two wells. Approximately $0.8 million of the drilling and logistics expenditures relate to the 2007/2008 winter drilling program and include surveying.

Geological and geophysical expenditures incurred in the second quarter are in anticipation of the 2007/2008 winter drilling season and consist primarily of purchasing trade seismic.

Oil and natural gas development activities, including seismic and drilling programs in the Central Mackenzie Valley and Mackenzie Delta, are restricted to those months of the year when the ground is frozen. As a result of these

seasonal access restrictions, MGM Energy's on-site activities at the Farm-in Properties for 2007 substantially ceased as of April 2007 and are expected to recommence during the fourth quarter of 2007 after freeze-up occurs.

Liquidity and Capital Resources

On May 15, 2007, MGM Energy entered into a $20 million senior secured revolving demand facility with a Canadian bank (the "Demand Facility"). Borrowings under the Demand Facility bear interest at floating rates based on the lender's prime rate or banker's acceptance rate, at the discretion of MGM Energy, plus an applicable margin. The terms of the Demand Facility require, on a quarterly basis, MGM Energy to repay the Demand Facility or have funds available in cash or short-term investments at least equal to drawings under the facility for a period of at least three consecutive business days. At June 30, 2007, there was no debt outstanding under the Demand Facility.

At June 30, 2007, MGM Energy had letters of credit outstanding totalling approximately $13.5 million. These letters of credit have not been drawn; however, they reduce the amount available to MGM Energy under the Demand Facility.

On May 30, 2007, MGM Energy issued 54.7 million Common Shares for gross proceeds of $178.6 million through a bought deal financing. A total of approximately 12.0 million of the Common Shares issued under the bought deal were issued on a flow-through basis.

Proceeds from the bought deal were used to fund a portion of the purchase price of the Umiak acquisition and will be used to incur Canadian Exploration Expense in connection with the shares issued on a flow through basis.

As at June 30, 2007, MGM Energy had a working capital surplus of $28.9 million, including $34.2 million held in cash or marketable securities.

Management believes that MGM Energy has adequate funding for the remainder of 2007, but will require additional financing to complete its 2007/2008 winter drilling program. On July 27, 2007 MGM Energy announced that it had entered into an underwriting agreement to raise gross proceeds of $111.5 million by issuing 33 million Common Shares for $2.75 per share and six million Common Shares on a flow-through basis for $3.45 per share with closing expected to occur on or about August 3, 2007. Paramount has indicated its intention to purchase $9.0 million of the Common Shares and a Director and Officer of the Company has indicated his intention to purchase $6.0 million Common Shares on a flow-through basis.

At July 30, 2007, MGM Energy had 89.9 million Common Shares issued and outstanding and approximately 1.6 million stock options outstanding, none of which are exercisable. At July 30, 2007 there were approximately 14.2 million Longer Term Warrants outstanding, all of which are exercisable. Each Longer Term Warrant entitles the holder to acquire, at the holder's option (i) one Common Share at a price of $6.00, or (ii) one flow through Common Share at a price of $7.50. The Longer Term Warrants will expire on September 30, 2007.

Contractual Obligations

MGM Energy has the following contractual obligations as at June 30, 2007:

($ thousands)	Recognized in financial statements	Less than 1 Year	1 – 3 years	4 – 5 years	After 5 years	Total
Asset retirement obligations	Yes- Partially	-	25	-	6,400	6,425
Capital spending commitment [1][2]	No	10,000	110,000	32,000	-	152,000
Total		10,000	110,025	32,000	6,400	158,425

[1] Includes MGM Energy drill rig commitment during the first quarter of 2008 and minimum work commitments under Exploration Licences.

(2) Subsequent to June 30, 2007, MGM funded capital spending commitments of $10 million, eliminating the remaining commitment less than one year above.

MGM Energy is obligated under certain Northwest Territories Exploration Licences to fulfill minimum work commitments totaling $32 million over the next five years. As a condition of the Exploration Licences, the Company was required to post security of 25 percent of these work commitments via letters of credit. The posted security is released in proportion to the actual work expenditures over the life of Exploration Licence.

Related Party Transactions

Paramount Resources Ltd.

At June 30, 2007, Paramount held 18.2 million common shares of MGM Energy, representing 20.2 percent of the issued and outstanding common shares of MGM Energy at such time. In addition to the common shares of MGM Energy held by Paramount, MGM Energy and Paramount have certain common members of management and directors. The following provides a summary of the related party transactions between MGM Energy and Paramount:

- MGM Energy acquired the Spinout Assets from Paramount pursuant to the MGM Spinout, as is more fully described in Note 1 (Structure and Formation of the Company) to the interim unaudited financial statements. The transaction was accounted for using the carrying value of the property transferred, with the exception of Ancillary Asset. MGM Energy repaid the $12.0 million principal amount demand promissory note and accrued interest during the first quarter. In addition, Paramount repaid a $0.2 million principal amount demand promissory note due to MGM Energy.

- Paramount provided certain operational, administrative, and other services to MGM Energy and funded on MGM Energy's behalf, certain capital expenditures related to the Farm-in Agreement pursuant to a services agreement dated January 12, 2007 (the "Services Agreement"). Under the Services Agreement, MGM Energy pays Paramount its reasonable costs incurred in providing services to MGM Energy plus 10 percent of such costs. For the six months ended June 30, 2007, Paramount funded $1.0 million of capital expenditures related to the Farm-in Agreement on MGM Energy's behalf. In addition, MGM Energy recorded costs billed and expected to be billed by Paramount of $1.7 million in respect of the costs of the MGM Spinout and other set-up costs benefiting MGM Energy. These transactions were recorded in these Financial Statements at their exchange amounts.

- For the six month period ended June 30, 2007, other amounts billed by Paramount under the Services Agreement totaled $0.7 million, including a 10 percent charge of approximately $0.1 million, ($0.5 million for the three month period end June 30, 2007, including the 10 percent charge).

- As a result of the MGM Spinout, certain employees and officers of MGM Energy hold stock options previously issued by Paramount. The stock-based compensation expense relating to these options for the period January 12, 2007 to June 30, 2007 totaled $0.3 million ($0.2 million for the three month period ended June 30, 2007) and has been included in stock-based compensation expense.

Other

During February 2007, MGM Energy completed a private placement to certain directors of MGM Energy of 160,000 flow-through Common Shares at a price of $6.25 per share and 210,000 Common Shares at a price of $5.00 per share, each accompanied by one Longer Term Warrant, for aggregate gross proceeds of $2,050,000.

Certain directors and officers of MGM Energy participated in the May 30, 2007 Common Share issuance, purchasing 5,612,000 Common Shares and 2,364,935 Common Shares issued on a flow-through basis.

Summary of Quarterly Results

($ thousands, except as noted)	2007		2006				2005	
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Total Revenue[1]	427	253	-	-	-	-	-	-
Net Income (Loss) [2]	(1,849)	(27,343)	(2,915)	(109)	545	(297)	(15,185)	(14,580)
Per share - ($/share) [3][4]	(0.03)	(1.57)	n/a	n/a	n/a	n/a	n/a	n/a

(1) Total Revenue consists of interest income.

(2) The quarterly information prior to January 12, 2007 was prepared on a carve-out basis from Paramount as if MGM Energy had operated as a stand-alone entity subject to Paramount's control. Readers are referred to the cautionary note above under the heading "Overview".

(3) Loss per share for all 2005 and 2006 periods is not presented as the results of operation have been presented on a carve-out basis.

(4) Basic and diluted.

Recent Accounting Pronouncements

Capital Disclosures

As of October 1, 2007 MGM Energy will be required to adopt a new accounting standard for *Capital Disclosures*. The new standard requires companies to disclose their objectives, policies and procedures for managing capital, as well as whether externally imposed capital requirements have been complied with.

Advisories

Forward-looking Statements and Estimates

Certain statements included in this document constitute forward-looking statements under applicable securities legislation. Forward-looking statements or information typically contain or can be identified by statements which include words such as "anticipate", "assume", "based", "believe", "can", "continue", "depend", "estimate", "expect", "forecast", "if", "intend", "may", "plan", "project", "propose", "result", "upon", "will", "within" or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this document include but are not limited to estimates of future capital expenditures, business strategy and objectives, exploration, development and production plans and the timing thereof, operating and other costs, and expectations as to how MGM Energy's working capital requirements and planned 2007/2008 capital program will be funded.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. Assumptions have been made regarding, among other things:

- the ability of MGM Energy to obtain required capital to finance its exploration, development and operations;
- the ability of MGM Energy to obtain equipment, services, supplies and personnel in a timely manner and at an acceptable cost to carry out its activities;
- the ability of MGM Energy to market its oil and natural gas successfully to current and new customers;
- the ability of MGM Energy to transport its oil and natural gas successfully to market;
- the timing and costs of Mackenzie Valley pipeline and facility construction and expansion and the ability of MGM Energy to secure adequate product transportation;
- the ability of MGM Energy to obtain drilling success consistent with expectations;
- the timely receipt of required regulatory approvals; and
- future oil and gas prices.

Although MGM Energy believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because MGM Energy can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based

on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by MGM Energy and described in the forward-looking statements or information. These risks and uncertainties include but are not limited to:

- the ability of MGM Energy's management to execute its business plan;
- delays in and/or abandonment of the Mackenzie Valley Pipeline project;
- the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;
- the ability of MGM Energy to obtain required capital to finance its exploration, development and operations and the adequacy and costs of such capital;
- fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
- risks and uncertainties involving the geology of oil and gas deposits;
- the uncertainty of reserves estimates and reserves life;
- the uncertainty of resource estimates and resource life;
- the uncertainty of estimates and projections relating to exploration and development costs and expenses;
- the uncertainty of estimates and projections relating to future production and the results of exploration, development and drilling;
- potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
- MGM Energy's ability to enter into or renew leases;
- health, safety and environmental risks;
- MGM Energy's ability to secure adequate product transportation;
- the ability of MGM Energy to add production and reserves through development and exploration activities;
- weather conditions;
- the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
- changes in taxation laws and regulations and the interpretation thereof;
- changes in environmental and other regulations and the interpretation thereof;
- the cost of future abandonment activities and site restoration;
- the ability to obtain necessary regulatory approvals;
- risks associated with existing and potential future law suits and regulatory actions against MGM Energy;
- uncertainty regarding aboriginal land claims and co-existing with local populations;
- loss of the services of any of MGM Energy's executive officers or key employees;
- the requirement to fulfill obligations under the farm-in agreement assigned in connection with Paramount's spinout of MGM Energy;
- the impact of market competition;
- general economic and business conditions; and

- other risks and uncertainties described elsewhere in this management's discussion and analysis or in MGM Energy's other filings with Canadian securities authorities.

MGM Energy cautions that the list of assumptions and risks set forth above is not exhaustive. Some of the risks, uncertainties and other factors which negatively affect the reliability of forward looking information are discussed in MGM Energy's public filing, which are available on the SEDAR website at www.sedar.com.

The forward-looking statements or information contained in this document are made as of the date hereof and MGM Energy undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Clayton H. Riddell, Chief Executive Officer of MGM Energy Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Paramount Resources Ltd. (the "issuer") for the period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements, together with the other financial information included in the interim filings, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 1, 2007

/s/ Clayton H. Riddell
Clayton H. Riddell
Chief Executive Officer

mgm ENERGY CORP.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Rick Miller, Chief Financial Officer of MGM Energy Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Paramount Resources Ltd. (the "issuer") for the period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements, together with the other financial information included in the interim filings, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 1, 2007

/s/ Rick N. Miller
Rick N. Miller
Chief Financial Officer

mgm ENERGY CORP.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Clayton H. Riddell, Chief Executive Officer of MGM Energy Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Paramount Resources Ltd. (the "issuer") for the period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements, together with the other financial information included in the interim filings, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 26, 2007

/s/ Clayton H. Riddell
Clayton H. Riddell
Chairman and Chief Executive Officer

mgm ENERGY CORP.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Bernard K. Lee, Chief Financial Officer of MGM Energy Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Paramount Resources Ltd. (the "issuer") for the period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements, together with the other financial information included in the interim filings, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 26, 2007

/s/ Bernard K. Lee
Bernard K. Lee
Chief Financial Officer


2007 FIRST QUARTER REPORT

MGM Energy Corp.
Interim Financial Statements (Unaudited)
As at and for the three months ended March 31, 2007

and

MGM Energy Corp.
Balance Sheet
As at December 31, 2006

May 14, 2007

Dear Shareholders,

MGM Energy was founded on a vision coupled with a practical business plan. That vision is that in the foreseeable future, energy resources in Canada's Arctic will make up a significant portion of the energy supply of Canada in particular, and of North America in general. Of course, it would be foolish not to acknowledge that there is considerable uncertainty about exactly when that day will come, but out of that very uncertainty arises opportunity. And it's that opportunity MGM Energy is capturing.

Our business plan is simple and straightforward: we intend to acquire and develop energy resources in the Northwest Territories which we believe will have material value once the means of transporting those resources to market is built. The currently proposed Mackenzie Valley Pipeline Project is one potential means to transport these resources to market, but not the only one. We do believe, though, that the current pipeline project is the best means of addressing transportation, and we remain supportive of that project. If that pipeline does not go ahead however, or those involved in the project are not prepared to make timely decisions, other avenues can and will be brought forward. Rest assured that MGM Energy management does not intend to have its future rest on any one project that is outside our control.

Our search for energy resources began this past winter, with the drilling of our first two wells in the Mackenzie Delta. We were of course very disappointed that those two wells were dry holes. We recognize, though, that exploration is by its very nature a risky business, and it's for that reason that we've committed to drill a number of wells over the next three years in the Arctic. An exploration program is just that: a program. We don't jettison our business plan because foreseeable risks have come to pass, but we do carefully re-examine what we are doing to ensure that we understand every lesson that these dry holes have to teach us. We're in the process of doing that with our first two wells.

To be successful in the energy business, a company needs to be able to explore for resources, but it also needs to be able to acquire resources when that makes sense. When the opportunity arose to acquire the Umiak assets referred to in our recent press release, we did our homework, concluded that it made perfect sense for MGM Energy, and set about getting it done. Many would have said it was foolish to try to double our size in the first six months of our existence, but our team didn't accept that. If we were serious about our business strategy, we could not let this opportunity go by, if there was any chance of landing it at a reasonable price. And land it we did. I look forward to welcoming a new group of MGM Energy shareholders once the transaction closes, likely at the end of this month.

The time since January 12, 2007 has been both busy and exciting. We've been building a team of accomplished and dedicated professionals who are committed to success and to a disciplined process of building this shareholder value. As the newest member of our team, I want to welcome John Hogg, P. Geol., who has agreed to join us as Vice-President, Exploration. It's an important position in our Company, and I have no doubt John will fill the role extremely well. I want to thank our entire team, as well as each member of our board of directors, for agreeing to work with, and to help guide, MGM Energy Corp. as we set out to fulfill our vision of what a great energy company can be. We also want to thank the people of Canada's North, many of whom we have worked with before, for welcoming us. We look forward to working with them to implement our business plan while also creating economic opportunities for communities impacted by our presence.

Again, welcome to MGM Energy.

Henry W. Sykes
President

Management's Discussion and Analysis

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited Interim Financial Statements of MGM Energy Corp. ("MGM Energy" or the "Company") as at and for the three months ended March 31, 2007. Information included in this MD&A and the Financial Statements has been presented in Canadian dollars and in accordance with Canadian generally accepted accounting principles ("GAAP"), unless otherwise stated.

This MD&A contains forward-looking statements. Readers are referred to the advisories concerning such matters under the heading "Advisories" at the end of this MD&A.

This MD&A is dated April 30, 2007. Additional information concerning MGM Energy, including its Annual Information Form, can be found on the SEDAR website at www.sedar.com.

Overview

MGM Energy is an independent Canadian public company, the principal business of which is to acquire, develop, optimize, exploit and produce oil and natural gas in Northern Canada. The Company was incorporated under the *Business Corporations Act* (Alberta) on October 31, 2006.

On January 12, 2007, MGM Energy was a party to a plan of arrangement under the *Business Corporations Act* (Alberta) which involved Paramount Resources Ltd. ("Paramount") and its shareholders, through which MGM Energy acquired its principal assets from Paramount (the "MGM Spinout"). These principal assets are:

- rights and obligations under an area-wide farm-in agreement (the "Farm-in Agreement") respecting Mackenzie Delta, Northwest Territories Exploration Licence #394, Exploration Licence #427 and Inuvik Concession Blocks 1 and 2 (the "Farm-in Properties"); and

- oil and gas properties in the Colville Lake / Sahtu area of the Central Mackenzie Valley, Northwest Territories (the "Colville Properties").

In addition to its principal assets, MGM Energy acquired from Paramount under the MGM Spinout, an interest in one well in the Cameron Hills area of the southern portion of the Northwest Territories (the "Ancillary Asset") to ensure that MGM Energy met the minimum listing requirements of the Toronto Stock Exchange. Paramount has the option, subject to certain conditions, to reacquire the Ancillary Asset from MGM Energy for $5 million, the same price for which it sold such assets to MGM Energy (the "Repurchase Option") as part of the MGM Spinout. Because of the nature of the Repurchase Option, for accounting purposes the Ancillary Asset is deemed to be retained by Paramount.

Except for limited periods of testing, none of MGM Energy's assets have ever been placed on production. As a result, MGM Energy does not have any commercial operating results and is considered a development stage enterprise.

Through the MGM Spinout:

- MGM Energy issued Paramount a demand promissory note in the principal amount of $12.0 million, bearing interest at 10 percent per annum, and 18.2 million voting Class A Preferred Shares, which note was subsequently repaid by MGM Energy and which shares were subsequently converted into voting common shares of MGM Energy ("Common Shares") on a share-for-share basis; and

- MGM Energy issued Paramount's shareholders an aggregate 2.8 million Common Shares and approximately 14.2 million warrant units, with each warrant unit consisting of one MGM Energy short term warrant (each, a "Short Term Warrant") and one MGM Energy longer term warrant (each, a "Longer Term Warrant").

CAUTIONARY NOTE: This MD&A contains disclosure and discussions concerning: (i) the historic financial position, results of operations and cash flows relating to the Farm-in Properties and the Colville Properties; and (ii) the results of operations and cash flows relating to the Ancillary Asset, on a carve-out basis from Paramount as if MGM Energy had operated as a stand-alone entity subject to Paramount's control prior to January 12, 2007. Commencing January 12, 2007, MGM Energy holds these assets, with the results of operations and cashflows accruing to the benefit of the Company. As a result, readers are cautioned that the historical information relating to periods prior to January 12, 2007 may not necessarily be indicative of the results that would have been obtained if MGM Energy had operated as a stand-alone entity prior to January 12, 2007.

For further details concerning the MGM Spinout, readers are referred to MGM Energy's 2006 Annual Information Form and unaudited Interim Financial Statements as at and for the three months ended March 31, 2007 (the "Interim Financial Statements").

Principal Properties

Mackenzie Delta Farm-in

The Mackenzie Delta lies at the end of the Mackenzie River where it enters the Beaufort Sea, approximately 2,200 kilometres north of Calgary, Alberta. The Mackenzie Delta has been the focus of natural gas exploration since the 1960s. Several major discoveries have been made in the Mackenzie Delta since that time, with 21 onshore Significant Discovery Licences awarded to date. There is no commercial natural gas production in the Mackenzie Delta, as currently there is no pipeline or gathering system to transport production to market. As well, pipelines to transport oil or other liquid hydrocarbons have not been constructed north of Norman Wells in the Central Mackenzie Valley and will be required to move liquid hydrocarbons discovered north of Norman Wells to market.

Since incorporation, MGM Energy's operations in the Mackenzie Delta have been focused on exploration activities on the Farm-in Properties under the Farm-in Agreement. Chevron Canada Limited ("Chevron") was the prior operator of the Farm-in Properties, and provided contract operator services to MGM Energy through the 2006/07 winter drilling season. Effective April 1, 2007 MGM Energy assumed the role of operator of the Farm-in Properties from Chevron.

Under the Farm-in Agreement:

- MGM Energy can earn a staged 50 percent interest in the Farm-in Properties by drilling 11 wells within a four year period and making certain lease continuation payments, the aggregate of which is expected to be $11 million although it may range up to $21 million (of which $11 million is to be paid before the end of 2007 and the balance, if any, is to be paid between 2008 and 2010);

- Approximately $50 million of 3D seismic must be shot;

- If all of the drilling commitments under the Farm-in Agreement are satisfied, MGM Energy will also earn a 50 percent interest in three discoveries previously made in the Mackenzie Delta by the counterparties to the Farm-in Agreement; and

- Of the 11 wells referenced above, MGM Energy must drill at least five test wells; two wells during the 2006 – 2007 drilling season (which have been drilled as of March 31, 2007), and three wells during the 2007 – 2008 drilling season. MGM Energy currently estimates that the cost of drilling the minimum three wells during the 2007 – 2008 drilling season will be approximately $60-65 million. Once the five exploratory wells have been drilled, MGM Energy may elect to stop further drilling and earn a reduced interest in the Farm-in Properties. In that event, MGM Energy would remain responsible for the continuation payments and seismic commitment referenced above.

MGM Energy obtained its rights and obligations under the Farm-in Agreement by way of an assignment from Paramount as part of the MGM Spinout. Notwithstanding the assignment by Paramount of all of its rights and obligations under the Farm-in Agreement to MGM Energy, Paramount continues to be jointly and severally liable for the obligations of MGM Energy under the Farm-in Agreement to the extent such obligations are not satisfied by MGM Energy. MGM Energy is obligated to satisfy all of the obligations of Paramount under the Farm-in Agreement and to take whatever steps are necessary to raise sufficient funds to meet such obligations. If MGM Energy is unable to satisfy its obligations under the Farm-in Agreement and Paramount is thereby required to satisfy such obligations, MGM Energy will be obligated to repay to Paramount, on a demand basis, all amounts expended by Paramount to satisfy such obligations. Any amount owing to Paramount will bear interest at a rate equal to Paramount's cost of capital at the time of expenditure, plus one percent, and will be secured by a charge over all of MGM Energy's assets.

Colville Properties

The Colville Lake area in the central Mackenzie Valley, Northwest Territories has been the focus of natural gas exploration since the 1970s. Paramount made two new discoveries (at Nogha and Maunoir) in the area. There is no commercial oil or natural gas production in the Colville Lake area or the Mackenzie Valley, as currently there is no pipeline or gathering system to transport production.

The Colville Properties cover approximately 600,000 hectares (approximately 385,000 hectares net) in the Mackenzie Valley, Northwest Territories. During the first quarter of 2007, there were no activities undertaken by MGM Energy with respect to the Colville Properties. With respect to these properties, MGM Energy plans to conduct a seismic program in the first quarter of 2008.

Proposed Mackenzie Valley Pipeline

The Mackenzie Valley pipeline is a proposed 1,220 kilometre pipeline and gathering system to transport natural gas from existing and currently undiscovered natural gas fields in the Mackenzie Delta through the Mackenzie Valley to North American markets.

Imperial Oil Resources Ventures Limited, on behalf of itself and ConocoPhillips Canada (North) Limited, Shell Canada Limited, ExxonMobile Canada Properties and the Aboriginal Pipeline Group, has submitted applications to the National Energy Board for regulatory approvals required for the Mackenzie Valley pipeline as well as applications to the boards, panels and agencies responsible for assessing and regulating energy developments in the Northwest Territories. Applications were submitted beginning in October 2004. Approvals in respect of the required applications are required before fieldwork can begin on the Mackenzie Valley pipeline.

Preliminary plans target construction of the pipeline over four years once all necessary permits, licenses and authorizations have been obtained.

Paramount has publicly stated that it supports the construction of the Mackenzie Valley pipeline and has been involved in certain of the hearings in respect of the pipeline. MGM Energy has adopted the statements and evidence of Paramount in this regard. MGM Energy intends to discuss the transportation of its natural gas via the Mackenzie Valley pipeline and related gathering systems, if approved and constructed, with Imperial Oil Resources Ventures Limited. MGM Energy will need to construct additional facilities in respect of certain of its properties in order to utilize the Mackenzie Valley pipeline and related gathering systems, if approved and constructed.

If construction of the Mackenzie Valley pipeline and related gathering systems is deferred, delayed or not approved, MGM Energy will examine its available options to transport its natural gas to market, including the staged construction by the Company or the support by the Company for the construction by others of alternate pipeline and gathering systems.

Results of Operations

Capital Expenditures

	2007		
($ thousands)	Jan 1 – 11[1]	**Jan 12 – Mar 31**	Total
Geological and geophysical	-	**432**	432
Drilling and logistics	3,177	**28,576**	31,753
Exploration expenditures	3,177	**29,008**	32,185
Other	-	**111**	111
Total	3,177	**29,119**	32,296

(1) Capital expenditures for the period January 1, 2007 to January 11, 2007 have been presented on a carve-out basis from Paramount as if MGM Energy had operated as a stand-alone entity subject to Paramount's control prior to January 12, 2007. See the cautionary note above under the heading "Overview".

During the first quarter of 2007, MGM Energy's winter drilling program for the Farm-in Properties was completed, with two wells being drilled on Exploration Licence #394 lands: "Kumak I-25" and "Unipkat M-45". Neither well appeared to contain commercial quantities of hydrocarbons. As a result, the Kumak I-25 well was cased and suspended without further testing and the Unipkat M-45 well was abandoned.

Exploration expenditures for the three months ended March 31, 2007 totalled $32.2 million; $3.2 million of such costs being incurred between January 1, 2007 and January 11, 2007 when Paramount owned the rights and obligations under the Farm-in Agreement. First quarter 2007 exploration expenditures primarily related to the winter drilling program for the Farm-in Properties, and include the costs of lease preparation and drilling of the two wells.

Oil and natural gas development activities, including seismic and drilling programs in the central Mackenzie Valley and Mackenzie Delta, are restricted to those months of the year when the ground is frozen. Seasonal weather variations, including freeze-up and break-up, affect access. As a result of these access restrictions, MGM Energy's on-site activities at the Farm-in Properties for 2007 have now ceased and are expected to recommence during the fourth quarter of 2007 after freeze-up occurs.

Statement of Loss – Selected Items

	Three Months Ended		
($ thousands)	**March 31/07**	March 31/06[1]	% change
Interest income	**253**	-	-
General and administrative expense	**1,443**	69	1,991
Stock-based compensation expense	**782**	146	436
Exploration expense	**432**	62	597
Dry hole expense	**36,397**	-	-
Future income tax expense (recovery)	**(11,507)**	1	11,506

(1) Amounts included in the table above for the three months ended March 31, 2006 have been presented on a carve-out basis from Paramount as if MGM Energy had operated as a stand-alone entity subject to Paramount's control. No significant activities took place with respect to the Colville Properties or Ancillary Asset during the three months ended March 31, 2006. See the cautionary note above under the heading "Overview".

Revenue / Interest Income - MGM Energy is a development stage enterprise and its properties have never been on production, except for limited periods of testing. As a result, MGM Energy has no sales revenue. MGM Energy earned interest income of $253 thousand for the three months ended March 31, 2007, related to its investment of proceeds from the issuance of Common Shares in the first quarter of 2007 in short-term investments. These short-term investments bear interest at rates between 4.27 percent and 4.30 percent per annum and have original maturities of three months or less.

General and Administrative Expense - General and administrative expense for the first quarter of 2007 totalled $1,443 thousand, and included a number of costs relating to the establishment of MGM Energy's operations as a public company and its compliance with regulatory requirements. Included in the general & administrative expenses are $707 thousand of amounts billed to MGM Energy by Paramount – see "Related Party Transactions" below.

Stock-based Compensation Expense - Stock-based compensation expense for the first quarter of 2007 totalled $782 thousand, which included expenses of $153 thousand accrued by MGM Energy for the period January 12, 2007 to March 31, 2007 in respect of stock options previously granted by Paramount to certain employees and officers of MGM Energy.

Exploration Expense - Exploration expense consists of geological and geophysical costs, seismic and lease rentals expenses. These costs are expensed as incurred under the successful efforts method of accounting. Exploration expense of $432 thousand during the first quarter 2007 related to the purchase of seismic data.

Dry Hole Expense - Under the successful efforts method of accounting, the costs of drilling exploratory wells are initially capitalized. If economically recoverable reserves are not found, such costs are charged to earnings as dry hole expense in the period such determination is made. Costs of exploratory wells remain capitalized as non-depleted capital when a well has found a sufficient quantity of reserves to justify its completion as a producing well and sufficient progress is being made to assess the reserves and the economic and operating viability of the well. As of March 31, 2007, $66.5 million of costs relating to the Colville Lake Properties were included in non-depleted capital and not subject to depletion, depreciation and accretion pending final determination.

Dry hole expense for the first quarter of 2007 entirely related to costs associated with the 2006/2007 winter drilling program at Kumak I-25 and Unipkat M-45.

Future Income Tax Expense / (Recovery) - The determination of MGM Energy's income and other tax liabilities requires interpretation of complex laws and regulations often involving multiple jurisdictions. While income tax filings are subject to audits and potential reassessments, management believes adequate provision has been made for all income tax obligations. However, changes in interpretations or judgments may result in an increase or decrease in the Company's income tax provision in the future.

MGM Energy records future tax assets and liabilities to account for the expected future tax consequences of events that have been recorded in its financial statements and its tax returns. These amounts are estimates and the actual tax consequences may differ from the estimates due to changing tax rates and regimes, as well as changing estimates of cash flows and capital expenditures in current and future periods.

Liquidity and Capital Resources

On February 22, 2007, MGM Energy announced the results of the exercise of the Short Term Warrants originally issued as part of the MGM Spinout on January 12, 2007. Of the approximate 14.2 million Short Term Warrants issued, a total of approximately 13.8 million were exercised, resulting in proceeds to MGM Energy of approximately $76.5 million. As a result of the exercise of Short Term Warrants, approximately 13.8 million Longer Term Warrants were separated from the corresponding Short Term Warrants and have become exercisable.

MGM Energy also announced on February 22, 2007 that it had completed the private placement to certain directors of 370,000 Common Shares, each accompanied by one Longer Term Warrant, for proceeds of approximately $2.1 million. The Longer Term Warrants issued under the private placement have the same terms as the Longer Term Warrants resulting from the Short Term Warrant exercise.

As at March 31, 2007, MGM Energy had a working capital surplus of $35.0 million and a total of approximately 14.2 million Longer Term Warrants outstanding. Each Longer Term Warrant entitles the holder to acquire, at the holder's option (i) one Common Share at a price of $6.00, or (ii) one flow through Common Share at a price of $7.50. The Longer Term Warrants will expire on September 30, 2007.

In the event the Longer Term Warrants are not exercised, management believes that MGM Energy has adequate funding for the remainder of 2007, but will require additional financing to complete its 2007/2008 drilling program. Sources of additional financing are currently being investigated and could include a rights issuance to existing shareholders, and the issuance of additional debt and equity. Although MGM Energy presently anticipates that it will be able to obtain sufficient additional financing to complete its 2007/2008 drilling program, if MGM Energy is unable to meet its obligations under the Farm-in Agreement, Paramount continues to be liable for such obligations. MGM Energy would become obligated to repay Paramount on a demand basis for any such expenditure made by Paramount.

At April 30, 2007, MGM Energy had 35,226,834 Common Shares issued and outstanding. At April 30, 2007 there were approximately 14.2 million Longer Term Warrants outstanding, all of which are exercisable, and approximately 1.3 million stock options outstanding, none of which are exercisable.

Contractual Obligations

MGM Energy has the following contractual obligations as at March 31, 2007:

($ thousands)	Recognized in financial statements	Less than 1 Year	1 – 3 years	4 – 5 years	After 5 years	Total
Asset retirement obligations	Yes- Partially	-	25	-	1,242	1,267
Capital spending commitment [1]	No	11,000	110,000	-	-	121,000
Total		11,000	110,025	-	1,242	122,267

(1) Includes MGM Energy drill rig commitment during the first quarter of 2008.

Related Party Transactions

Paramount Resources Ltd.

At March 31, 2007, Paramount held 18.2 million common shares of MGM Energy, representing 51.7 percent of the issued and outstanding common shares of MGM Energy at such time. In addition to the common shares of MGM Energy held by Paramount, MGM Energy and Paramount have certain common members of management and directors. The following provides a summary of the related party transactions between MGM Energy and Paramount:

- MGM Energy acquired the Spinout Assets from Paramount pursuant to the MGM Spinout, as is more fully described in Note 1 to the Interim Financial Statements. As the transfer of the Spinout Assets from Paramount to MGM Energy did not result in a substantive change in ownership of the Spinout Assets, the transaction was accounted for using the carrying value of the property transferred, with the exception of the amount recorded in property, plant and equipment in respect of the Ancillary Asset. MGM Energy repaid the $12.0 million principal amount demand promissory note, and accrued interest of $13 thousand during the quarter. In addition, Paramount repaid a $163 thousand principal amount demand promissory note due to MGM Energy and interest of $0.7 thousand during the quarter.

- Paramount provided certain operational, administrative, and other services to MGM Energy and funded on MGM Energy's behalf, certain capital expenditures related to the Farm-in Agreement pursuant to a services agreement dated January 12, 2007 (the "Services Agreement"). The Services Agreement will terminate on December 31, 2007, subject to an ability to extend, unless terminated by either MGM Energy or Paramount on six months prior written notice. Under the Services Agreement, MGM Energy pays Paramount its reasonable costs incurred in providing services to MGM Energy (including expenses of a general and administrative nature) plus 10 percent of such costs (the "10 percent Charge"). For the period ended March 31, 2007, Paramount funded $1.0 million of capital expenditures related to the Farm-in Agreement on MGM Energy's behalf. In addition, MGM Energy recorded costs billed and expected to be billed by Paramount of $1.7 million in respect of the costs of the MGM Spinout and other set-up costs benefiting MGM Energy. These transactions were recorded in the Interim Financial Statements at their exchange amounts.

- For the period ended March 31, 2007, other amounts billed by Paramount under the Services Agreement totaled $0.3 million, including a 10 percent Charge of $24 thousand.

- As a result of the MGM Spinout, certain employees and officers of MGM Energy hold stock options previously issued by Paramount. The stock-based compensation expense relating to these options for the period January 12, 2007 to March 31, 2007 totaled $153 thousand and has been included in stock-based compensation expense in the statement of loss.

Other

MGM Energy completed a private placement to certain directors of MGM Energy of 160,000 flow-through Common Shares at a price of $6.25 per share and 210,000 Common Shares at a price of $5.00 per share, each accompanied by one Longer Term Warrant, for aggregate gross proceeds of $2,050,000.

Selected Annual Information

The following table provides selected annual information for the years ended December 31on a carve-out basis from Paramount as if MGM Energy had operated as a stand-alone entity subject to Paramount's control. Readers are referred to the cautionary note above under the heading – "Overview".

($ thousands, except as noted)	2006	2005	2004
Total Revenues	-	-	-
Net Loss	(2,777)	(7,642)	(1,007)
Per share – basic and diluted ($/share) [1]	(0.16)	(0.44)	(0.06)
Total Assets	71,628	65,876	43,077
Total Long-term Financial Liabilities	-	-	-

(1) Loss per share for all periods presented is based on the weighted average number of Common Shares outstanding of 17,393,278 for the three months ended March 31, 2007.

Total assets increased consistently from year to year up to 2006. In 2005 Paramount increased drilling and exploration activity at the Colville Properties and in 2006 Paramount entered the Farm-in Agreement with Chevron. The net loss volatility incurred in 2005 primarily was a result of dry hole expense related to the Colville Properties.

Summary of Quarterly Results

($ thousands, except as noted)	2007	2006				2005		
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total Revenue	-	-	-	-	-	-	-	-
Net Loss (1)	(27,343)	(2,915)	(109)	544	(297)	(15,185)	(14,580)	(13,835)
Per share - basic and diluted ($/share) (2)	(1.57)	(0.17)	(0.01)	0.03	(0.02)	(0.87)	(0.84)	(0.80)

(1) The quarterly information prior to January 12, 2007 was prepared on a carve-out basis from Paramount as if MGM Energy had operated as a stand-alone entity subject to Paramount's control. Readers are referred to the cautionary note above under the heading "Overview".

(2) Loss per share for all periods presented is based on the weighted average number of Common Shares outstanding of 17,393,278 for the three months ended March 31, 2007

Critical Accounting Estimates

The preparation of the Financial Statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. MGM Energy bases its estimates on historical experience and various other factors that are believed by management to be reasonable under the circumstances. Actual results could differ from these estimates.

The following is a discussion of the accounting estimates that are considered critical.

Successful Efforts Accounting

MGM Energy follows the successful efforts method of accounting for its petroleum and natural gas operations. Under this method, acquisition costs of oil and gas properties and costs of drilling and equipping development wells are capitalized. Costs of drilling exploratory wells are initially capitalized pending evaluation as to whether proved reserves have been found. If economically recoverable reserves are not found, such costs are charged to earnings as dry hole costs. If economically recoverable reserves are found, such costs are depleted on a unit-of-production basis. The determination of whether economically recoverable quantities of reserves are found is dependent upon, among other things, the results of planned additional wells and the cost of required capital expenditures to produce the reserves found.

The application of the successful efforts method of accounting requires the use of judgment to determine, among other things, the designation of wells as development or exploratory, and whether exploratory wells have discovered economically recoverable quantities of proved reserves. The results of a drilling operation can take considerable time to analyze, and the determination that proved reserves have been discovered requires both judgment and application of industry experience. The evaluation of petroleum and natural gas leasehold acquisition costs requires management's judgment to evaluate the fair value of exploratory costs related to drilling activity in a given area. Ultimately, these determinations affect the timing of deduction of accumulated costs and whether such costs are capitalized and amortized on a unit-of-production basis or are charged to earnings as dry hole expense.

Reserve Estimates

Estimates of MGM Energy's reserves are prepared in accordance with the Canadian standards set out in the Canadian Oil and Gas Evaluation Handbook and National Instrument 51-101. Reserve engineering is a subjective process of estimating underground accumulations of petroleum and natural gas that cannot be measured in an exact manner. The process relies on interpretations of available geological, geophysical, engineering and production data. The accuracy of a reserves estimate is a function of the quality and quantity of available data, the interpretation of that data, the accuracy of various mandated economic assumptions and the judgment of the persons preparing the estimate.

MGM Energy's reserves were evaluated by qualified independent reserves evaluators. Estimates prepared by others, including by management of MGM Energy, may be different than these estimates. Because these estimates depend on many assumptions, all of which may differ from actual results, reserves estimates may be different from the quantities

of petroleum and natural gas that are ultimately recovered. In addition, the results of drilling, testing and production after the date of an estimate may justify or require revisions to the estimate.

The present value of future net revenues should not be assumed to be the current market value MGM Energy's estimated reserves. Actual future prices, costs and reserves may be materially higher or lower than the prices, costs and reserves used for the future net revenue calculations.

The estimates of reserves impact depletion, dry hole expenses and asset retirement obligations. If reserves estimates decline, the rate at which MGM Energy records depletion expense increases, reducing net earnings. In addition, changes in reserves estimates may impact the outcome of MGM Energy's assessment of its petroleum and natural gas properties for impairment.

Impairment of Petroleum and Natural Gas Properties

MGM Energy reviews its proved properties for impairment annually, or as economic events dictate, on a field basis. For each field, an impairment provision is recorded whenever events or circumstances indicate that the carrying value of those properties may not be recoverable. The impairment provision is based on the excess of carrying value over fair value. Fair value is calculated as the present value of the estimated expected future cash flows from proved and probable petroleum and natural gas reserves, as estimated by MGM Energy's independent reserves evaluators on the balance sheet date. Reserve estimates, as well as estimates for petroleum and natural gas prices, royalties and production costs, may change and there can be no assurance that impairment provisions will not be required in the future.

Unproved leasehold costs and exploratory drilling in progress are capitalized and reviewed periodically for impairment. Costs related to impaired prospects or unsuccessful exploratory drilling are charged to earnings. Acquisition costs for leases that are not individually significant are charged to earnings as the related leases expire. Further impairment expense could result if petroleum and natural gas prices decline in the future or if negative reserves revisions are recorded, as it may be no longer economic to develop certain unproved properties. Management's assessment of, among other things, the results of exploration activities, commodity price outlooks and planned future development and sales, impacts the amount and timing of impairment provisions.

Asset Retirement Obligations

MGM Energy recognizes the fair value of an asset retirement obligation in the period in which it is incurred and when a reasonable estimate of the fair value can be made. The fair value of the asset retirement obligations are capitalized as part of the cost of the related long-lived asset and depreciated on the same basis as the underlying asset. The accumulated asset retirement obligation is adjusted for the passage of time, which is recognized in depletion, depreciation and accretion expense in the statement of loss, and for revisions in either the timing or the amount of the original estimated cash flows associated with the liability.

Upon retirement of its oil and gas assets, MGM Energy anticipates incurring substantial costs associated with abandonment and reclamation activities. Estimates of the associated costs are subject to uncertainty associated with the method, timing, and extent of future retirement activities. Accordingly, the annual expense associated with future abandonment and reclamation activities is impacted by changes in the estimates of the expected costs, reserves. The total undiscounted abandonment liability is currently estimated at $1.7 million, which is based on management's estimate of costs and in accordance with existing legislation and industry practice.

Recent Accounting Pronouncements

Capital Disclosures

As of October 1, 2007 MGM Energy will be required to adopt new Section 1535 – *Capital Disclosures*. Under new section 1535, companies are required to disclose their objectives, policies and procedures for managing capital, as well as whether externally imposed capital requirements have been complied with. Section 1535 was issued in December 2006 and MGM Energy is assessing the impact this change will have on its future financial statements.

Advisories

Forward-looking Statements and Estimates

Certain statements included in this document constitute forward-looking statements under applicable securities legislation. Forward-looking statements or information typically contain or can be identified by statements which include words such as "anticipate", "assume", "based", "believe", "can", "continue", "depend", "estimate", "expect", "forecast", "if", "intend", "may", "plan", "project", "propose", "result", "upon", "will", "within" or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this document include but are not limited to estimates of future capital expenditures, business strategy and objectives, exploration, development and production plans and the timing thereof, operating and other costs, and expectations as to how MGM Energy's working capital requirements and planned 2007/2008 capital program will be funded.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. Assumptions have been made regarding, among other things:

- the ability of MGM Energy to obtain required capital to finance its exploration, development and operations;
- the ability of MGM Energy to obtain equipment, services, supplies and personnel in a timely manner and at an acceptable cost to carry out its activities;
- the ability of MGM Energy to market its oil and natural gas successfully to current and new customers;
- the ability of MGM Energy to transport its oil and natural gas successfully to market;
- the timing and costs of Mackenzie Valley pipeline and facility construction and expansion and the ability of MGM Energy to secure adequate product transportation;
- the ability of MGM Energy to obtain drilling success consistent with expectations;
- the timely receipt of required regulatory approvals; and
- future oil and gas prices.

Although MGM Energy believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because MGM Energy can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by MGM Energy and described in the forward-looking statements or information. These risks and uncertainties include but are not limited to:

- the ability of MGM Energy's management to execute its business plan;
- delays in and/or abandonment of the Mackenzie Valley Pipeline project;
- the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;
- the ability of MGM Energy to obtain required capital to finance its exploration, development and operations and the adequacy and costs of such capital;

- fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
- risks and uncertainties involving the geology of oil and gas deposits;
- the uncertainty of reserves estimates and reserves life;
- the uncertainty of resource estimates and resource life;
- the uncertainty of estimates and projections relating to exploration and development costs and expenses;
- the uncertainty of estimates and projections relating to future production and the results of exploration, development and drilling;
- potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
- MGM Energy's ability to enter into or renew leases;
- health, safety and environmental risks;
- MGM Energy's ability to secure adequate product transportation;
- the ability of MGM Energy to add production and reserves through development and exploration activities;
- weather conditions;
- the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
- changes in taxation laws and regulations and the interpretation thereof;
- changes in environmental and other regulations and the interpretation thereof;
- the cost of future abandonment activities and site restoration;
- the ability to obtain necessary regulatory approvals;
- risks associated with existing and potential future law suits and regulatory actions against MGM Energy;
- uncertainty regarding aboriginal land claims and co-existing with local populations;
- loss of the services of any of MGM Energy's executive officers or key employees;
- the requirement to fulfill obligations under the farm-in agreement assigned in connection with Paramount's spinout of MGM Energy;
- the impact of market competition;
- general economic and business conditions; and
- other risks and uncertainties described elsewhere in this management's discussion and analysis form or in MGM Energy's other filings with Canadian securities authorities.

MGM Energy cautions that the list of assumptions and risks set forth above is not exhaustive. Some of the risks, uncertainties and other factors which negatively affect the reliability of forward looking information are discussed in MGM Energy's public filing, which are available on the SEDAR website at www.sedar.com.

The forward-looking statements or information contained in this document are made as of the date hereof and MGM Energy undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

MGM Energy Corp.
Interim Financial Statements (Unaudited)
As at and for the three months ended March 31, 2007

MGM Energy Corp.
Balance Sheets (Unaudited)
($ thousands)

For periods prior to January 12, 2007, the financial statements, including the results of operations and cash flows, have been prepared on a carve-out basis from Paramount Resources Ltd. as is described in Note 2. These financial statements may not be indicative of the results that would have been attained if MGM Energy Corp. had operated as a stand-alone entity for these periods.

	As at March 31 2007	As at December 31 2006 (Note 2)
ASSETS		
Current assets		
Cash and cash equivalents	$ 63,081	$ -
Accounts receivable	475	1,360
	63,556	1,360
Property, plant and equipment (Note 4)	66,619	70,268
	$ 130,175	$ 71,628
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 27,642	$ 6,774
Due to Paramount Resources Ltd. (Note 11)	921	-
	28,563	6,774
Asset retirement obligations (Note 5)	948	439
Future income taxes (Note 8)	2,367	3,895
	31,878	11,108
Contingencies and Commitments (Note 12)		
Shareholders' Equity		
Share capital (Note 6)	123,762	-
Contributed surplus	528	-
Net investment by Paramount Resources Ltd. (Note 2)	-	60,520
Deficit	(25,993)	-
	98,297	60,520
	$ 130,175	$ 71,628

See the accompanying notes to these Financial Statements.

MGM Energy Corp.
Statements of Loss (Unaudited)
($ thousands, except as noted)

For periods prior to January 12, 2007, the financial statements, including the results of operations and cash flows, have been prepared on a carve-out basis from Paramount Resources Ltd. as is described in Note 2. These financial statements may not be indicative of the results that would have been attained if MGM Energy Corp. had operated as a stand-alone entity for these periods.

	Three Months Ended March 31 2007 (Note 2)	2006 (Note 2)
Revenue		
Interest income	$ 253	$ -
	253	-
Expenses		
Operating	4	12
General and administrative (Note 11)	1,443	69
Stock-based compensation (Note 7)	782	146
Exploration	432	62
Dry hole (Note 4)	36,397	-
Interest	20	-
Accretion of asset retirement obligations (Note 5)	25	7
	39,103	296
Loss before tax	(38,850)	(296)
Future income tax expense (recovery) (Note 8)	(11,507)	1
Net loss and other comprehensive loss	$ (27,343)	$ (297)
Net loss per Common Share ($/share) (Note 6)		
Basic	(1.57)	(0.02)
Diluted	(1.57)	(0.02)
Weighted average Common Shares outstanding (thousands) (Note 6)		
Basic	17,393	17,393
Diluted	17,393	17,393

Statements of Deficit (Unaudited)
($ thousands)

	Three Months Ended March 31 2007 (Note 2)	2006 (Note 2)
Deficit, beginning of year	$ -	$ -
Net loss	(27,343)	(297)
Loss allocated to net investment by Paramount Resources Ltd.	1,350	297
Deficit, end of period	$ (25,993)	$ -

See the accompanying notes to these Financial Statements.

MGM Energy Corp.
Statements of Cash Flows (Unaudited)
($ thousands)

For periods prior to January 12, 2007, the financial statements, including the results of operations and cash flows, have been prepared on a carve-out basis from Paramount Resources Ltd. as is described in Note 2. These financial statements may not be indicative of the results that would have been attained if MGM Energy Corp. had operated as a stand-alone entity for these periods.

	Three Months Ended March 31	
	2007	2006
	(Note 2)	(Note 2)
Operating activities		
Net loss and other comprehensive loss	$ (27,343)	$ (297)
Add (deduct):		
Stock-based compensation (Note 7)	782	38
Exploration	432	62
Dry hole (Note 4)	36,397	-
Accretion of asset retirement obligations (Note 5)	25	7
Asset retirement obligation expenditures	(400)	-
Future income tax (recovery) expense (Note 8)	(11,507)	1
Funds flow from operations	(1,614)	(189)
Change in non-cash working capital (Note 10)	639	(236)
	(975)	(425)
Financing activities		
Repayment of note	(12,000)	-
Proceeds on settlement of note	163	-
Common shares issued, net of issuance costs (Note 6)	78,545	-
Net investment by Paramount Resources Ltd. (Note 2)	3,195	1,214
	69,903	1,214
Investing activities		
Additions to property, plant and equipment (Note 4)	(32,296)	327
Reorganization costs	(1,000)	-
Change in non-cash working capital (Note 10)	27,449	(1,116)
	(5,847)	(789)
Increase in cash and cash equivalents	63,081	-
Cash and cash equivalents, beginning of period	-	-
Cash and cash equivalents, end of period	$ 63,081	$ -

Supplemental cash flow information (Note 10)

See the accompanying notes to these Financial Statements.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

($ thousands, except as noted)

1. Structure and Formation of the Company

MGM Energy Corp. ("MGM Energy" or the "Company") is an independent Canadian public company, the principal business of which is to acquire, develop, optimize exploit and produce oil and natural gas in Northern Canada. The Company was incorporated under the *Business Corporations Act* (Alberta) on October 31, 2006 as 1278517 Alberta Ltd. On December 4, 2006, the Company's articles were amended to change its name to "MGM Energy Corporation" and subsequently on January 9, 2007 the articles were further amended to change its name to "MGM Energy Corp."

MGM Energy is considered to be a development stage enterprise, as it has yet to generate revenue from its planned principal operations. Similar to other development stage enterprises, the recoverability of amounts shown for property, plant and equipment are dependent upon the ability of the Company to obtain necessary financing for its planned exploration and development activities and to discover, develop, transport and market economically recoverable quantities of petroleum and natural gas.

MGM Spinout

On January 12, 2007, Paramount Resources Ltd. ("Paramount") completed a reorganization pursuant to a plan of arrangement under the *Business Corporations Act* (Alberta) involving Paramount, its shareholders and MGM Energy (the "MGM Spinout").

Through the MGM Spinout:

- MGM Energy became the owner of (i) rights and obligations under an area-wide farm-in agreement (the "Farm-in Agreement") respecting the Mackenzie Delta, Northwest Territories Exploration Licence #394, Exploration Licence #427 and Inuvik Concession Blocks 1 and 2 (the "Farm-in Assets"); (ii) oil and gas properties in the Colville Lake / Sahtu area of the Central Mackenzie Valley, Northwest Territories (the "Colville Assets"); and (iii) an interest in one well in the Cameron Hills area of the southern portion of the Northwest Territories (the "Ancillary Asset"), all of such property formerly being owned by Paramount (collectively referred to as the "Spinout Assets");

- MGM Energy issued Paramount a demand promissory note in the principal amount of $12.0 million, bearing interest at 10 percent per annum, and 18.2 million voting Class A Preferred Shares, which note was subsequently repaid by MGM Energy and which shares were subsequently converted into voting common shares of MGM Energy ("Common Shares") on a share-for-share basis; and

- MGM Energy issued Paramount's shareholders an aggregate of approximately 2.8 million Common Shares and approximately 14.2 million warrant units, with each warrant unit consisting of one MGM Energy short term warrant (each, a "Short Term Warrant") and one MGM Energy longer term warrant (each, a "Longer Term Warrant").

Each warrant entitled or entitles, as the case may be, the holder to purchase one Common Share or one flow-through Common Share as described in Note 6 (Share Capital). Each Longer Term Warrant was not exercisable, and was not separable from the corresponding Short Term Warrant included in the warrant unit, unless the corresponding Short Term Warrant was exercised.

Paramount has the option, subject to certain conditions, to reacquire the Ancillary Asset from MGM Energy for $5 million, the same price that it sold such asset to MGM Energy through the MGM Spinout (the "Repurchase Option").

Because of the nature of the Repurchase Option, for accounting purposes the Ancillary Asset is deemed to be retained by Paramount.

The transfer of the Spinout Assets from Paramount to MGM Energy did not result in a substantive change in ownership of the Spinout Assets and therefore the transaction was accounted for using the carrying value of the property transferred, with the exception of the amount recorded in property, plant and equipment in respect of the Ancillary Asset, which was not recorded. The carrying values of assets and related liabilities transferred to MGM Energy on January 12, 2007 were as follows:

Property, plant and equipment	$	71,859
Asset retirement obligations		(439)
Note receivable		163
Accounts payable		(1,000)
Future income taxes		(13,369)
Net carrying value	$	57,214

The amounts recorded in MGM Energy's financial statements in respect of consideration for the Spinout Assets on January 12, 2007 were as follows:

Note payable	$	12,000
Common Shares		3,508
Class A Preferred Shares		41,706
Total	$	57,214

No amounts were attributed to the Short Term Warrants or the Longer Term Warrants.

MGM Energy is responsible to share 50 percent of the costs of the MGM Spinout with Paramount. Included in the net carrying value above, is $1.0 million in respect of MGM Energy's estimated share of such costs. The carrying value of Class A Preferred Shares was reduced by an equivalent amount, net of the tax benefit of such costs.

2. Basis of Presentation

These Financial Statements are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). As mentioned in Note 1, MGM Energy acquired its assets from Paramount effective January 12, 2007. These Financial Statements present the historic financial position, results of operations and cash flows for the Farm-in Assets and the Colville Assets and results of operations and cash flows of the Ancillary Asset on a carve-out basis from Paramount as if MGM Energy had operated as a stand-alone entity subject to Paramount's control prior to January 12, 2007. Because of the nature of the Repurchase Option, for accounting purposes, the Ancillary Asset is deemed to be retained by Paramount and no amount has been recorded as an asset on the balance sheet in respect of it, but applicable asset retirement obligations, operating results and cash flows are reflected in these Financial Statements. The book value of the excluded Ancillary Asset as at December 31, 2006 was $1.6 million. Commencing January 12, 2007, MGM Energy holds the Spinout Assets, with the results of operations and cashflows accruing to the benefit of the Company.

Each of Paramount's core areas has distinct operating staff, capital budgets and targets. Paramount also has shared services such as drilling, facilities and construction, accounting, land administration and corporate compliance. Historically, Paramount has maintained accounting records necessary to support its consolidated financial statements and for other internal and tax reporting purposes. While the amounts applicable to the Spinout Assets and Ancillary Asset for certain expenses, assets and liabilities for periods prior to January 12, 2007 can be derived directly from the accounting records of Paramount, it has been necessary to allocate certain items in the manner described below.

Accounts receivable, property, plant and equipment, accounts payable and accrued liabilities, and the liability for asset retirement obligations as at December 31, 2006 have been derived directly from the accounting records of Paramount.

For periods prior to January 12, 2007 the amounts for operating costs, geological and geophysical costs, dry hole costs, lease rental costs, accretion of asset retirement obligations and write-down of petroleum and natural gas properties have been derived directly from the accounting records of Paramount. As the Spinout Assets have never produced, except for limited periods of testing, there has been no revenue, royalties, transportation costs, or depletion and depreciation respecting such properties. Similarly, no gains or losses associated with financial instruments related to revenue were allocated to the Spinout Assets or Ancillary Asset because of their non-producing nature.

General and administrative costs incurred by Paramount for periods prior to January 12, 2007 have been allocated on a pro rata basis using the estimated percentage of time spent by individual employees on the Spinout Assets during the relevant period.

The income tax balances for the costs of acquiring, exploring for and developing the Spinout Assets, and the costs of associated tangible equipment, are blended with those of Paramount's other areas. The future income tax liability as at December 31, 2006 resulted from the utilization of specific tax pools for the purpose of satisfying certain flow-through share commitments.

For purposes of presentation of the statement of cash flows prior to January 12, 2007, cash receipts and disbursements were deemed to be transferred to and from Paramount's corporate account concurrent with the respective inflow or outflow of cash and are presented as "Net investment by Paramount Resources Ltd."

As a result of the basis of presentation described above, these financial statements may not be indicative of the results that would have been attained if MGM Energy had operated as a stand-alone entity prior to January 12, 2007.

3. Summary of Significant Accounting Policies

(a) *Joint Operations*

A portion of MGM Energy's activities are conducted jointly with others and accordingly, these Financial Statements reflect only the Company's proportionate share of any revenues, expenses, assets and liabilities.

(b) *Measurement Uncertainty and Use of Estimates*

The timely preparation of these Financial Statements in conformity with Canadian GAAP requires that management make estimates and assumptions and use judgment that affects: (i) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements; and (ii) the reported amounts of expenses during the reported periods. Such estimates primarily relate to unsettled transactions and events as of the date of the Financial Statements. Actual results could differ materially from these estimates.

The amounts recorded for accretion and asset retirement obligations are based on estimates of future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the impact of changes in these estimates and assumptions on the financial statements of future periods could be material.

(c) *Cash and Cash Equivalents*

Cash and cash equivalents consist of cash and short-term investments with original maturities of three months or less. The short-term investments are classified as held-to-maturity and measured at amortized cost using the effective interest method.

(d) *Property, Plant and Equipment*

Property, plant and equipment are recorded at cost. MGM Energy follows the successful efforts method of accounting for petroleum and natural gas operations. Under this method, acquisition costs of oil and gas properties and costs of drilling and equipping development wells are capitalized. Costs of drilling exploratory wells are initially capitalized. If economically recoverable reserves are not found, such costs are charged to earnings as dry hole expense. Exploration wells are assessed annually, or more frequently as economic conditions dictate, for determination of reserves, and as such, success. Costs of drilling exploratory wells remain capitalized when a well has found a sufficient quantity of reserves to justify completion as a producing well and sufficient progress is being made to assess the reserves and the economic and operating viability of the well. All other exploration costs, including geological and geophysical costs and annual lease rentals are charged to earnings as when incurred. Producing areas and significant unproved properties are assessed annually, or more frequently as economic events dictate, for potential impairment. Any impairment loss is the difference between the carrying value of the asset and its fair value.

(e) *Depletion and Depreciation*

Capitalized costs of proved oil and gas properties are depleted using the unit of production method. For purposes of these calculations, production and reserves of natural gas are converted to barrels on an energy equivalent basis.

The costs of successful exploratory wells and development wells are depleted over proved developed reserves while acquired resource properties with proved reserves are depleted over proved reserves. Acquisition costs of probable reserves are not depleted or amortized while under active evaluation for commercial reserves. Costs are transferred to depletable costs as proved reserves are recognized.

Costs associated with significant development projects are not depleted until commercial production commences.

(f) *Asset Retirement Obligations*

MGM Energy recognizes the fair value of an asset retirement obligation in the period in which it is incurred and when a reasonable estimate of the fair value can be made. The fair values of asset retirement obligations are capitalized as part of the cost of the related long-lived asset and depreciated on the same basis as the underlying asset. The accumulated asset retirement obligation is adjusted for the passage of time, which is recognized as accretion expense in the statements of loss, and for revisions in either the timing or the amount of the original estimated cash flows associated with the liability. Actual costs incurred upon settlement of the asset retirement obligation reduce the asset retirement obligation to the extent of the liability recorded. Differences between the actual costs incurred upon settlement of the asset retirement obligation and the liability recorded are recognized in the period in which the settlement occurs.

(g) *Future Income Taxes*

MGM Energy follows the liability method of accounting for income taxes. Under this method, future income taxes are recognized for the effect of any difference between the carrying amount of an asset or liability reported in the financial statements and its respective tax basis, using substantively enacted income tax rates. Accumulated future income tax balances are adjusted to reflect changes in substantively enacted income tax rates, with adjustments being recognized in the results of operations in the period in which the change occurs.

(h) *Flow-Through Shares*

MGM Energy has financed a portion of its exploration activities through the issue of flow-through shares. As permitted under the *Income Tax Act* (Canada), the tax attributes of eligible expenditures incurred with the proceeds of flow-through share issuances are renounced to subscribers. On the date that MGM Energy files the renouncement documents with the tax authorities, a future income tax liability is recognized and shareholders' equity is reduced, for the tax effect of expenditures renounced to subscribers.

(i) *Stock-Based Compensation*

MGM Energy has granted stock options to employees and directors, the details of which are described in Note 7 – Stock-based Compensation.

MGM Energy uses the fair value method to recognize compensation expense associated with the MGM Energy options and non-reciprocal awards of stock options previously made by Paramount to certain MGM Energy employees and officers. Fair values are determined using the Black-Scholes-Merton option-pricing model and relevant assumptions on the date options are granted. Compensation costs are recognized over the vesting period.

(j) Recent Accounting Pronouncements

Capital Disclosures

As of October 1, 2007 MGM Energy will be required to adopt new Section 1535 – *Capital Disclosures*. Under new section 1535, companies are required to disclose their objectives, policies and procedures for managing capital, as well as whether externally imposed capital requirements have been complied with. Section 1535 was issued in December 2006 and MGM Energy is assessing the impact this change will have on its future financial statements.

4. Property, Plant and Equipment

	March 31, 2007			December 31, 2006
	Cost	Accumulated Depletion and Depreciation	Net Book Value	Net Book Value
Petroleum and natural gas properties	$ 66,508	$ -	$ 66,508	$ 70,268
Other	111	-	111	-
	$ 66,619	$ -	$ 66,619	$ 70,268

Included in property, plant and equipment are asset retirement costs, net of accumulated depletion and depreciation, of $0.2 million (2006 - $0.2 million). As the Company is still in the development stage, all the capitalized costs associated with non-producing petroleum and natural gas properties are currently not subject to depletion.

For the three months ended March 31, 2007, a total of $36.4 million was recorded as dry hole expense.

Continuity of Suspended Exploratory Well Costs

	March 31, 2007	December 31, 2006
Balance at beginning of year	$ 70,268	$ 65,001
Additions pending the determination of proved reserves	223	5,267
Well costs charged to dry hole expense	(3,989)	-
Balance at end of period	$ 66,502	$ 70,268

Aging of Capitalized Exploratory Well Costs

	March 31, 2007	December 31, 2006
Exploratory well costs capitalized for a period of one year or less	$ 1,890	$ 5,267
Exploratory well costs capitalized for a period of greater than one year	64,612	65,001
Balance at end of period	$ 66,502	$ 70,268
Number of projects that have exploratory well costs that have been capitalized for a period greater than one year	9	9

At March 31, 2007, the balance of petroleum and natural gas properties of $66.5 million is comprised of capital costs for suspended wells related to the Colville Lake Properties. The commerciality of the gas related to such properties is being evaluated in conjunction with the planned drilling program and anticipated timing for construction of the Mackenzie Valley Pipeline.

5. Asset Retirement Obligations

	Three Months Ended March 31, 2007		Year Ended December 31, 2006	
Asset retirement obligations, beginning of period	$	439	$	358
Liabilities incurred		926		-
Revisions in estimated cost of abandonment		(42)		51
Liabilities settled		(400)		-
Accretion expense		25		30
Asset retirement obligations, end of period	$	948	$	439

The total future asset retirement obligation was estimated by management based on MGM Energy's net ownership in all wells, estimated work to reclaim and abandon the wells, and the estimated timing of the costs to be incurred in future periods. The undiscounted asset retirement obligations associated with MGM Energy's oil and gas properties at March 31, 2007 are $1.3 million (December 31, 2006 - $0.6 million), which have been discounted using credit-adjusted risk-free rates between 7 7/8 percent and 10 percent. The majority of these obligations are not expected to be settled for several years, or decades, in the future and will be funded from general company resources at that time.

6. Share Capital

Authorized

MGM Energy's authorized capital is comprised of an unlimited number of Common Shares, 18.2 million voting Class A Preferred Shares and an unlimited number of preferred shares, issuable in series ("Preferred Shares"). The holders of Class A Preferred Shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company and to one vote in respect of each Class A Preferred Share at such meetings, except meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series. The holders of Class A Preferred Shares are entitled to a 5 percent cumulative dividend commencing October 1, 2007. In the event of liquidation, dissolution or winding up of MGM Energy or other distributions of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of Class A Preferred Shares will be entitled to receive per share $5.00 plus accrued and unpaid dividends in priority to any payments to the holders of Common Shares. Class A Preferred Shares are convertible at any time, at the option of the holder, into Common Shares on a one-for-one basis. Class A Preferred Shares convert into Common Shares on a share-for-share basis once MGM Energy has received $60 million in proceeds from the issuance of Common Shares. All Class A Preferred Shares were converted into Common Shares on a one-for-one basis on February 16, 2007 (see below).

The Preferred Shares are issuable in one or more series. The Board of Directors of MGM Energy may determine the designation, rights, privileges, restrictions and conditions attached to each series of Preferred Shares before the issue of such series. The Preferred Shares will be entitled to a preference over Common Shares with respect to the payment of dividends and the distribution of assets of the company in the event of the liquidation, dissolution or winding up of the Company.

Issued and Outstanding

Common Shares	Shares	Amount
Balance - December 31, 2006	1	$ 0
Issued on MGM Spinout	2,832,673	3,508
Cancelled on MGM Spinout	(1)	0
Issued on exercise of Short Term and Longer Term Warrants	13,824,161	76,504
Conversion of Class A Preferred Shares	18,200,000	41,706
Issued for cash	370,000	2,050
Share issuance costs, net of tax benefit	-	(6)
Balance - March 31, 2007	**35,226,834**	$ 123,762

In February 2007, MGM Energy completed a private placement of 210,000 Common Shares at a price of $5.00 per share and 160,000 Common Shares issued on a flow-through basis at a price of $6.25 per share, with each Common Share accompanied by one Longer Term Warrant. The gross proceeds of this issue were $2.1 million.

Class A Preferred Shares	Shares	Amount
Balance - December 31, 2006	-	$ -
Issued on MGM Spinout	18,200,000	41,706
Converted to Common Shares	(18,200,000)	(41,706)
Balance - March 31, 2007	-	$ -

On February 16, 2007 18.2 million Class A Preferred Shares were converted into 18.2 million Common Shares, as MGM Energy had received at least $60 million in proceeds from the issuance of Common Shares.

Outstanding Warrants	Short Term Warrants	Longer Term Warrants
Balance - December 31, 2006	-	-
Issued on MGM Spinout	14,163,365	14,163,365
Issued on Private Placement	-	370,000
Exercised	(13,824,141)	(20)
Expired	(339,224)	(339,224)
Balance - March 31, 2007	-	14,194,121

Each Short Term Warrant entitled the holder thereof to acquire, at the holder's option, either (i) one Common Share at a price of $5.00; or (ii) one flow-through Common Share at a price of $6.25 and was exercisable until February 16, 2007. A total of 7.9 million Short Term Warrants were exercised for Common Shares and 5.9 million Short Term Warrants were exercised for flow-through Common Shares for aggregate gross proceeds to MGM Energy of $76.5 million.

As a result of the exercise of the Short Term Warrants, 13.8 million Longer Term Warrants were separated from the corresponding Short Term Warrants and became exercisable. Each Longer Term Warrant entitles the holder thereof to acquire, at the holder's option, either (i) one Common Share at a price of $6.00; or (ii) one flow-through Common Share at a price of $7.50. The Longer Term Warrants expire on September 30, 2007.

Per Share Information

The loss per share for all periods presented was calculated using the weighted average number of Common Shares outstanding for the three months ended March 31, 2007.

7. Stock-Based Compensation

MGM Energy Options

MGM Energy has a stock option plan (the "Plan") that enables the Board of Directors or its Compensation Committee to grant to key MGM Energy employees and directors options to acquire Common Shares of the Company. The exercise price of an option is no lower than the closing market price of the Common Shares on the day preceding the date of grant. Upon exercise of options under the Plan, optionholders receive either (i) a share certificate for the Common Shares; or (ii) a cash payment in an amount equal to the positive difference, if any, between the market price and the exercise price of the number of Common Shares in respect of which the option is exercised (a "Cash Surrender"). MGM Energy, however, can refuse to accept a Cash Surrender and therefore require that the holder exercise their vested options for cash and acquire Common Shares. Options granted generally vest over four years and have a contractual life of 4.3 years.

MGM Energy Options	Weighted Average Exercise Price	Options
	($ / share)	
Balance, January 1, 2007	$ -	-
Granted on MGM Spinout	5.00	1,248,000
Granted	4.60	100,000
Balance, March 31, 2007	$ 4.97	1,348,000
Options exercisable, March 31, 2007	$ -	-

Additional information about MGM Energy's stock options outstanding as at March 31, 2007 is as follows:

	Outstanding			Exercisable	
Exercise Prices	Number	Weighted Average Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
			($ / share)		*($ / share)*
$4.60	100,000	4.0	$ 4.60	-	$ -
$5.00	1,248,000	4.0	5.00	-	-
Total	1,348,000	4.0	$ 4.97	-	$ -

The fair value of each option granted is estimated on the grant using the Black-Scholes-Merton option-pricing model with weighted average assumptions for grants as follows:

For the three months ended March 31, 2007	
Weighted average fair value of options granted	$ 2.22
Risk-free interest rate	4.04%
Expected lives (years)	4.3
Expected volatility	0.5
Annual dividend per share ($/Common Share)	$ 0.00

Non-Reciprocal Awards to MGM Energy Employees

MGM Energy recognized compensation expense of $153 thousand for the period January 12, 2007 to March 31, 2007 in respect of non-reciprocal awards of stock options to MGM Energy employees previously made by Paramount. This amount was credited to contributed surplus.

8. Income Taxes

The following table reconciles income taxes calculated at the Canadian statutory rate to MGM Energy's recorded income tax (recovery):

		Three Months Ended March 31, 2007
Loss before tax	$	(38,850)
Effective Canadian statutory income tax rate		31.00%
Expected income tax (recovery)	$	(12,044)
Increase (decrease) resulting from:		
Statutory and other rate differences		302
Net investment by Paramount Resources Ltd.		68
Stock based compensation		164
Other		3
Income tax recovery	$	(11,507)

Components of Future Income Tax Liability:

		March 31, 2007
Property, plant and equipment – carrying value in excess of tax basis	$	3,421
Asset retirement obligations		(282)
Loss carry forwards		(736)
Other		(36)
Future income tax liability	$	2,367

9. Financial Instruments

Interest rate risk

MGM Energy is exposed to interest rate risk to the extent that changes in market interest rates impact MGM Energy's short term deposits that have floating interest rates.

10. Changes in Non-cash Working Capital

	Three Months Ended March 31			
		2007		2006
Accounts receivable	$	(475)	$	(289)
Accounts payable and accrued liabilities		27,642		(1,063)
Due to related parties		921		-
	$	28,088	$	(1,352)
Operating activities	$	639	$	(236)
Investing activities		27,449		(1,116)
	$	28,088	$	(1,352)

Supplemental cash flow information

	Three Months Ended March 31			
	2007		2006	
Interest paid	$	20	$	-
Taxes paid	$	-	$	-

11. Related Party Transactions

Paramount Resources Ltd.

At March 31, 2007, Paramount held 18.2 million common shares of MGM Energy, representing 51.7 percent of the issued and outstanding common shares of MGM Energy at such time. In addition to the common shares of MGM Energy held by Paramount, MGM Energy and Paramount have certain common members of management and directors. The following provides a summary of the related party transactions between MGM Energy and Paramount:

- MGM Energy acquired the Spinout Assets from Paramount pursuant to the MGM Spinout, as is more fully described in Note 1 (Structure and Formation of the Company). As the transfer of the Spinout Assets from Paramount to MGM Energy did not result in a substantive change in ownership of the Spinout Assets, the transaction was accounted for using the carrying value of the property transferred, with the exception of the amount recorded in property, plant and equipment in respect of the Ancillary Asset. MGM Energy repaid the $12.0 million principal amount demand promissory note and accrued interest of $13 thousand during the quarter. In addition, Paramount repaid a $163 thousand principal amount demand promissory note due to MGM Energy and accrued interest of $0.7 thousand during the quarter.

- Paramount provided certain operational, administrative, and other services to MGM Energy and funded on MGM Energy's behalf, certain capital expenditures related to the Farm-in Agreement pursuant to a services agreement dated January 12, 2007 (the "Services Agreement"). The Services Agreement will terminate on December 31, 2007, subject to an ability to extend, unless terminated by either MGM Energy or Paramount on six months prior written notice. Under the Services Agreement, MGM Energy pays Paramount its reasonable costs incurred in providing services to MGM Energy (including expenses of a general and administrative nature) plus 10 percent of such costs (the "10 percent Charge"). For the period ended March 31, 2007, Paramount funded $1.0 million of capital expenditures related to the Farm-in Agreement on MGM Energy's behalf. In addition, MGM Energy recorded costs billed and expected to be billed by Paramount of $1.7 million in respect of the costs of the MGM Spinout and other set-up costs benefiting MGM Energy. These transactions were recorded in these Financial Statements at their exchange amounts.

- For the period ended March 31, 2007, other amounts billed by Paramount under the Services Agreement totaled $0.3 million, including a 10 percent Charge of $24 thousand.

- As a result of the MGM Spinout, certain employees and officers of MGM Energy hold stock options previously issued by Paramount. The stock-based compensation expense relating to these options for the period January 12, 2007 to March 31, 2007 totaled $153 thousand and has been included in stock-based compensation expense in the statement of loss.

Other

MGM Energy completed a private placement to certain directors of MGM Energy of 160,000 flow-through Common Shares at a price of $6.25 per share and 210,000 Common Shares at a price of $5.00 per share, each accompanied by one Longer Term Warrant, for aggregate gross proceeds of $2,050,000.

12. Contingencies and Commitments

(a) *Commitments*

During 2006, Paramount entered into an area wide farm-in agreement respecting certain Mackenzie Delta, Northwest Territories exploratory properties (the "Farm-in Properties"). On January 12, 2007, Paramount assigned all of its rights and obligations under the Farm-in Agreement to MGM Energy through the MGM Spinout.

Under the Farm-in Agreement:

- MGM Energy can earn a staged 50 percent interest in the Farm-in Properties by drilling 11 wells within a four year period and making certain lease continuation payments, the aggregate of which is expected to be $11 million although it may range up to $21 million (of which $11 million is to be paid before the end of 2007 and the balance, if any, is to be paid between 2008 and 2010);

- Approximately $50 million of 3D seismic must be shot;

- If all of the drilling commitments under the Farm-in Agreement are satisfied, MGM Energy will also earn a 50 percent interest in three discoveries previously made in the Mackenzie Delta by the counterparties to the Farm-in Agreement; and

- Of the 11 wells referenced above, MGM Energy must drill at least five test wells; two wells during the 2006 – 2007 drilling season (which have been drilled as of March 31, 2007), and three wells during the 2007 – 2008 drilling season. MGM Energy currently estimates that the cost of drilling the minimum three wells during the 2007 - 2008 drilling season will be approximately $60-65 million. Once five exploratory wells have been drilled, MGM Energy may elect to stop further drilling and earn a reduced interest in the Farm-in Properties. In that event, MGM Energy would remain responsible for the continuation payments and seismic commitment referenced above.

MGM Energy obtained its rights and obligations under the Farm-in Agreement by way of an assignment from Paramount as part of the MGM Spinout. Notwithstanding the assignment by Paramount of all of its rights and obligations under the Farm-in Agreement to MGM Energy, Paramount continues to be jointly and severally liable for the obligations of MGM Energy under the Farm-in Agreement to the extent such obligations are not satisfied by MGM Energy. MGM Energy is obligated to satisfy all of the obligations of Paramount under the Farm-in Agreement and to take whatever steps are necessary to raise sufficient funds to meet such obligations. If MGM Energy is unable to satisfy its obligations under the Farm-in Agreement and Paramount is thereby required to satisfy such obligations, MGM Energy will be obligated to repay to Paramount, on a demand basis, all amounts expended by Paramount to satisfy such obligations. Any amount owing to Paramount will bear interest at a rate equal to Paramount's cost of capital at the time of expenditure, plus one percent, and will be secured by a charge over all of MGM Energy's assets.

At March 31, 2007, MGM Energy has the following commitments:

	2007	2008	2009	2010	2011	After 2011
Capital spending commitments	11,000	60,000	50,000	-	-	-

(b) *Contingencies*

MGM Energy indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to MGM Energy to the extent permitted by law. MGM Energy has acquired and maintains liability insurance for its directors and officers.

13. Subsequent Event

On May 8, 2007, MGM Energy announced that it has entered into an agreement of Purchase and Sale with Encana Corporation ("EnCana") to acquire EnCana's interests in certain assets located in the Mackenzie Delta and elsewhere in the Northwest Territories for a purchase price of $170 million. To fund the purchase, MGM Energy has entered into an agreement with a syndicate of underwriters to issue 47.6 million shares for gross proceeds of $155.3 million on a bought deal basis. C.H. Riddell, the CEO of MGM Energy Corp., has indicated his intention to subscribe for a total of $25 million of the shares under this offering. The underwriters have an over-allotment option of 15% of the aggregate shares underwritten that could result in an additional 7.1 million shares and approximately an additional $23 million of gross proceeds if fully exercised.

MGM Energy Corp.

Interim Financial Statements (Unaudited)

As at and for the three months ended March 31, 2007

MGM Energy Corp.
Balance Sheets (Unaudited)
($ thousands)

For periods prior to January 12, 2007, the financial statements, including the results of operations and cash flows, have been prepared on a carve-out basis from Paramount Resources Ltd. as is described in Note 2. These financial statements may not be indicative of the results that would have been attained if MGM Energy Corp. had operated as a stand-alone entity for these periods.

	As at March 31 2007	As at December 31 2006 (Note 2)
ASSETS		
Current assets		
Cash and cash equivalents	$ 63,081	$ -
Accounts receivable	475	1,360
	63,556	1,360
Property, plant and equipment (Note 4)	66,619	70,268
	$ 130,175	$ 71,628
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 27,642	$ 6,774
Due to Paramount Resources Ltd. (Note 11)	921	-
	28,563	6,774
Asset retirement obligations (Note 5)	948	439
Future income taxes (Note 8)	2,367	3,895
	31,878	11,108
Contingencies and Commitments (Note 12)		
Shareholders' Equity		
Share capital (Note 6)	123,762	-
Contributed surplus	528	-
Net investment by Paramount Resources Ltd. (Note 2)	-	60,520
Deficit	(25,993)	-
	98,297	60,520
	$ 130,175	$ 71,628

See the accompanying notes to these Financial Statements.

MGM Energy Corp.
Statements of Loss (Unaudited)
($ thousands, except as noted)

For periods prior to January 12, 2007, the financial statements, including the results of operations and cash flows, have been prepared on a carve-out basis from Paramount Resources Ltd. as is described in Note 2. These financial statements may not be indicative of the results that would have been attained if MGM Energy Corp. had operated as a stand-alone entity for these periods.

	Three Months Ended March 31 2007 (Note 2)	2006 (Note 2)
Revenue		
Interest income	$ 253	$ -
	253	-
Expenses		
Operating	4	12
General and administrative (Note 11)	1,443	69
Stock-based compensation (Note 7)	782	146
Exploration	432	62
Dry hole (Note 4)	36,397	-
Interest	20	-
Accretion of asset retirement obligations (Note 5)	25	7
	39,103	296
Loss before tax	(38,850)	(296)
Future income tax expense (recovery) (Note 8)	(11,507)	1
Net loss and other comprehensive loss	$ (27,343)	$ (297)
Net loss per Common Share ($/share) (Note 6)		
Basic	(1.57)	(0.02)
Diluted	(1.57)	(0.02)
Weighted average Common Shares outstanding (thousands) (Note 6)		
Basic	17,393	17,393
Diluted	17,393	17,393

Statements of Deficit (Unaudited)
($ thousands)

	Three Months Ended March 31 2007 (Note 2)	2006 (Note 2)
Deficit, beginning of year	$ -	$ -
Net loss	(27,343)	(297)
Loss allocated to net investment by Paramount Resources Ltd.	1,350	297
Deficit, end of period	$ (25,993)	$ -

See the accompanying notes to these Financial Statements.

MGM Energy Corp.
Statements of Cash Flows (Unaudited)

($ thousands)

For periods prior to January 12, 2007, the financial statements, including the results of operations and cash flows, have been prepared on a carve-out basis from Paramount Resources Ltd. as is described in Note 2. These financial statements may not be indicative of the results that would have been attained if MGM Energy Corp. had operated as a stand-alone entity for these periods.

	Three Months Ended March 31	
	2007	2006
	(Note 2)	(Note 2)
Operating activities		
Net loss and other comprehensive loss	$ (27,343)	$ (297)
Add (deduct):		
Stock-based compensation (Note 7)	782	38
Exploration	432	62
Dry hole (Note 4)	36,397	-
Accretion of asset retirement obligations (Note 5)	25	7
Asset retirement obligation expenditures	(400)	-
Future income tax (recovery) expense (Note 8)	(11,507)	1
Funds flow from operations	(1,614)	(189)
Change in non-cash working capital (Note 10)	639	(236)
	(975)	(425)
Financing activities		
Repayment of note	(12,000)	-
Proceeds on settlement of note	163	-
Common shares issued, net of issuance costs (Note 6)	78,545	-
Net investment by Paramount Resources Ltd. (Note 2)	3,195	1,214
	69,903	1,214
Investing activities		
Additions to property, plant and equipment (Note 4)	(32,296)	327
Reorganization costs	(1,000)	-
Change in non-cash working capital (Note 10)	27,449	(1,116)
	(5,847)	(789)
Increase in cash and cash equivalents	63,081	-
Cash and cash equivalents, beginning of period	-	-
Cash and cash equivalents, end of period	$ 63,081	$ -

Supplemental cash flow information (Note 10)

See the accompanying notes to these Financial Statements.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

($ thousands, except as noted)

1. Structure and Formation of the Company

MGM Energy Corp. ("MGM Energy" or the "Company") is an independent Canadian public company, the principal business of which is to acquire, develop, optimize, exploit and produce oil and natural gas in Northern Canada. The Company was incorporated under the *Business Corporations Act* (Alberta) on October 31, 2006 as 1278517 Alberta Ltd. On December 4, 2006, the Company's articles were amended to change its name to "MGM Energy Corporation" and subsequently on January 9, 2007 the articles were further amended to change its name to "MGM Energy Corp."

MGM Energy is considered to be a development stage enterprise, as it has yet to generate revenue from its planned principal operations. Similar to other development stage enterprises, the recoverability of amounts shown for property, plant and equipment are dependent upon the ability of the Company to obtain necessary financing for its planned exploration and development activities and to discover, develop, transport and market economically recoverable quantities of petroleum and natural gas.

MGM Spinout

On January 12, 2007, Paramount Resources Ltd. ("Paramount") completed a reorganization pursuant to a plan of arrangement under the *Business Corporations Act* (Alberta) involving Paramount, its shareholders and MGM Energy (the "MGM Spinout").

Through the MGM Spinout:

- MGM Energy became the owner of (i) rights and obligations under an area-wide farm-in agreement (the "Farm-in Agreement") respecting the Mackenzie Delta, Northwest Territories Exploration Licence #394, Exploration Licence #427 and Inuvik Concession Blocks 1 and 2 (the "Farm-in Assets"); (ii) oil and gas properties in the Colville Lake / Sahtu area of the Central Mackenzie Valley, Northwest Territories (the "Colville Assets"); and (iii) an interest in one well in the Cameron Hills area of the southern portion of the Northwest Territories (the "Ancillary Asset"), all of such property formerly being owned by Paramount (collectively referred to as the "Spinout Assets");

- MGM Energy issued Paramount a demand promissory note in the principal amount of $12.0 million, bearing interest at 10 percent per annum, and 18.2 million voting Class A Preferred Shares, which note was subsequently repaid by MGM Energy and which shares were subsequently converted into voting common shares of MGM Energy ("Common Shares") on a share-for-share basis; and

- MGM Energy issued Paramount's shareholders an aggregate of approximately 2.8 million Common Shares and approximately 14.2 million warrant units, with each warrant unit consisting of one MGM Energy short term warrant (each, a "Short Term Warrant") and one MGM Energy longer term warrant (each, a "Longer Term Warrant").

Each warrant entitled or entitles, as the case may be, the holder to purchase one Common Share or one flow-through Common Share as described in Note 6 (Share Capital). Each Longer Term Warrant was not exercisable, and was not separable from the corresponding Short Term Warrant included in the warrant unit, unless the corresponding Short Term Warrant was exercised.

Paramount has the option, subject to certain conditions, to reacquire the Ancillary Asset from MGM Energy for $5 million, the same price that it sold such asset to MGM Energy through the MGM Spinout (the "Repurchase Option"). Because of the nature of the Repurchase Option, for accounting purposes the Ancillary Asset is deemed to be retained by Paramount.

($ thousands, except as noted)

The transfer of the Spinout Assets from Paramount to MGM Energy did not result in a substantive change in ownership of the Spinout Assets and therefore the transaction was accounted for using the carrying value of the property transferred, with the exception of the amount recorded in property, plant and equipment in respect of the Ancillary Asset, which was not recorded. The carrying values of assets and related liabilities transferred to MGM Energy on January 12, 2007 were as follows:

Property, plant and equipment	$	71,859
Asset retirement obligations		(439)
Note receivable		163
Accounts payable		(1,000)
Future income taxes		(13,369)
Net carrying value	$	57,214

The amounts recorded in MGM Energy's financial statements in respect of consideration for the Spinout Assets on January 12, 2007 were as follows:

Note payable	$	12,000
Common Shares		3,508
Class A Preferred Shares		41,706
Total	$	57,214

No amounts were attributed to the Short Term Warrants or the Longer Term Warrants.

MGM Energy is responsible to share 50 percent of the costs of the MGM Spinout with Paramount. Included in the net carrying value above, is $1.0 million in respect of MGM Energy's estimated share of such costs. The carrying value of Class A Preferred Shares was reduced by an equivalent amount, net of the tax benefit of such costs.

2. Basis of Presentation

These Financial Statements are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). As mentioned in Note 1, MGM Energy acquired its assets from Paramount effective January 12, 2007. These Financial Statements present the historic financial position, results of operations and cash flows for the Farm-in Assets and the Colville Assets and results of operations and cash flows of the Ancillary Asset on a carve-out basis from Paramount as if MGM Energy had operated as a stand-alone entity subject to Paramount's control prior to January 12, 2007. Because of the nature of the Repurchase Option, for accounting purposes, the Ancillary Asset is deemed to be retained by Paramount and no amount has been recorded as an asset on the balance sheet in respect of it, but applicable asset retirement obligations, operating results and cash flows are reflected in these Financial Statements. The book value of the excluded Ancillary Asset as at December 31, 2006 was $1.6 million. Commencing January 12, 2007, MGM Energy holds the Spinout Assets, with the results of operations and cashflows accruing to the benefit of the Company.

Each of Paramount's core areas has distinct operating staff, capital budgets and targets. Paramount also has shared services such as drilling, facilities and construction, accounting, land administration and corporate compliance. Historically, Paramount has maintained accounting records necessary to support its consolidated financial statements and for other internal and tax reporting purposes. While the amounts applicable to the Spinout Assets and Ancillary Asset for certain expenses, assets and liabilities for periods prior to January 12, 2007 can be derived directly from the accounting records of Paramount, it has been necessary to allocate certain items in the manner described below.

($ thousands, except as noted)

Accounts receivable, property, plant and equipment, accounts payable and accrued liabilities, and the liability for asset retirement obligations as at December 31, 2006 have been derived directly from the accounting records of Paramount.

For periods prior to January 12, 2007 the amounts for operating costs, geological and geophysical costs, dry hole costs, lease rental costs, accretion of asset retirement obligations and write-down of petroleum and natural gas properties have been derived directly from the accounting records of Paramount. As the Spinout Assets have never produced, except for limited periods of testing, there has been no revenue, royalties, transportation costs, or depletion and depreciation respecting such properties. Similarly, no gains or losses associated with financial instruments related to revenue were allocated to the Spinout Assets or Ancillary Asset because of their non-producing nature.

General and administrative costs incurred by Paramount for periods prior to January 12, 2007 have been allocated on a pro rata basis using the estimated percentage of time spent by individual employees on the Spinout Assets during the relevant period.

The income tax balances for the costs of acquiring, exploring for and developing the Spinout Assets, and the costs of associated tangible equipment, are blended with those of Paramount's other areas. The future income tax liability as at December 31, 2006 resulted from the utilization of specific tax pools for the purpose of satisfying certain flow-through share commitments.

For purposes of presentation of the statement of cash flows prior to January 12, 2007, cash receipts and disbursements were deemed to be transferred to and from Paramount's corporate account concurrent with the respective inflow or outflow of cash and are presented as "Net investment by Paramount Resources Ltd."

As a result of the basis of presentation described above, these financial statements may not be indicative of the results that would have been attained if MGM Energy had operated as a stand-alone entity prior to January 12, 2007.

3. Summary of Significant Accounting Policies

(a) *Joint Operations*

A portion of MGM Energy's activities are conducted jointly with others and accordingly, these Financial Statements reflect only the Company's proportionate share of any revenues, expenses, assets and liabilities.

(b) *Measurement Uncertainty and Use of Estimates*

The timely preparation of these Financial Statements in conformity with Canadian GAAP requires that management make estimates and assumptions and use judgment that affects: (i) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements; and (ii) the reported amounts of expenses during the reported periods. Such estimates primarily relate to unsettled transactions and events as of the date of the Financial Statements. Actual results could differ materially from these estimates.

The amounts recorded for accretion and asset retirement obligations are based on estimates of future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the impact of changes in these estimates and assumptions on the financial statements of future periods could be material.

(c) *Cash and Cash Equivalents*

Cash and cash equivalents consist of cash and short-term investments with original maturities of three months or less. The short-term investments are classified as held-to-maturity and measured at amortized cost using the effective interest method.

(d) *Property, Plant and Equipment*

Property, plant and equipment are recorded at cost. MGM Energy follows the successful efforts method of accounting for petroleum and natural gas operations. Under this method, acquisition costs of oil and gas properties and costs of drilling and equipping development wells are capitalized. Costs of drilling exploratory wells are initially capitalized. If economically recoverable reserves are not found, such costs are charged to earnings as dry hole expense. Exploration wells are assessed annually, or more frequently as economic conditions dictate, for determination of reserves, and as such, success. Costs of drilling exploratory wells remain capitalized when a well has found a sufficient quantity of reserves to justify completion as a producing well and sufficient progress is being made to assess the reserves and the economic and operating viability of the well. All other exploration costs, including geological and geophysical costs and annual lease rentals are charged to earnings as when incurred. Producing areas and significant unproved properties are assessed annually, or more frequently as economic events dictate, for potential impairment. Any impairment loss is the difference between the carrying value of the asset and its fair value.

(e) *Depletion and Depreciation*

Capitalized costs of proved oil and gas properties are depleted using the unit of production method. For purposes of these calculations, production and reserves of natural gas are converted to barrels on an energy equivalent basis.

The costs of successful exploratory wells and development wells are depleted over proved developed reserves while acquired resource properties with proved reserves are depleted over proved reserves. Acquisition costs of probable reserves are not depleted or amortized while under active evaluation for commercial reserves. Costs are transferred to depletable costs as proved reserves are recognized.

Costs associated with significant development projects are not depleted until commercial production commences.

(f) *Asset Retirement Obligations*

MGM Energy recognizes the fair value of an asset retirement obligation in the period in which it is incurred and when a reasonable estimate of the fair value can be made. The fair values of asset retirement obligations are capitalized as part of the cost of the related long-lived asset and depreciated on the same basis as the underlying asset. The accumulated asset retirement obligation is adjusted for the passage of time, which is recognized as accretion expense in the statements of loss, and for revisions in either the timing or the amount of the original estimated cash flows associated with the liability. Actual costs incurred upon settlement of the asset retirement obligation reduce the asset retirement obligation to the extent of the liability recorded. Differences between the actual costs incurred upon settlement of the asset retirement obligation and the liability recorded are recognized in the period in which the settlement occurs.

(g) *Future Income Taxes*

MGM Energy follows the liability method of accounting for income taxes. Under this method, future income taxes are recognized for the effect of any difference between the carrying amount of an asset or liability reported in the financial statements and its respective tax basis, using substantively enacted income tax rates. Accumulated future

($ thousands, except as noted)

income tax balances are adjusted to reflect changes in substantively enacted income tax rates, with adjustments being recognized in the results of operations in the period in which the change occurs.

(h) *Flow-Through Shares*

MGM Energy has financed a portion of its exploration activities through the issue of flow-through shares. As permitted under the *Income Tax Act* (Canada), the tax attributes of eligible expenditures incurred with the proceeds of flow-through share issuances are renounced to subscribers. On the date that MGM Energy files the renouncement documents with the tax authorities, a future income tax liability is recognized and shareholders' equity is reduced, for the tax effect of expenditures renounced to subscribers.

(i) *Stock-Based Compensation*

MGM Energy has granted stock options to employees and directors, the details of which are described in Note 7 – Stock-based Compensation.

MGM Energy uses the fair value method to recognize compensation expense associated with the MGM Energy options and non-reciprocal awards of stock options previously made by Paramount to certain MGM Energy employees and officers. Fair values are determined using the Black-Scholes-Merton option-pricing model and relevant assumptions on the date options are granted. Compensation costs are recognized over the vesting period.

(j) Recent Accounting Pronouncements

Capital Disclosures

As of October 1, 2007 MGM Energy will be required to adopt new Section 1535 – *Capital Disclosures*. Under new section 1535, companies are required to disclose their objectives, policies and procedures for managing capital, as well as whether externally imposed capital requirements have been complied with. Section 1535 was issued in December 2006 and MGM Energy is assessing the impact this change will have on its future financial statements.

4. Property, Plant and Equipment

	March 31, 2007			December 31, 2006
	Cost	Accumulated Depletion and Depreciation	Net Book Value	Net Book Value
Petroleum and natural gas properties	$ 66,508	$ -	$ 66,508	$ 70,268
Other	111	-	111	-
	$ 66,619	$ -	$ 66,619	$ 70,268

Included in property, plant and equipment are asset retirement costs, net of accumulated depletion and depreciation, of $0.2 million (2006 - $0.2 million). As the Company is still in the development stage, all the capitalized costs associated with non-producing petroleum and natural gas properties are currently not subject to depletion.

For the three months ended March 31, 2007, a total of $36.4 million was recorded as dry hole expense.

Continuity of Suspended Exploratory Well Costs

	March 31, 2007	December 31, 2006
Balance at beginning of year	$ 70,268	$ 65,001
Additions pending the determination of proved reserves	223	5,267

($ thousands, except as noted)

Well costs charged to dry hole expense		(3,989)		-
Balance at end of period	$	66,502	$	70,268

Aging of Capitalized Exploratory Well Costs

		March 31, 2007		December 31, 2006
Exploratory well costs capitalized for a period of one year or less	$	1,890	$	5,267
Exploratory well costs capitalized for a period of greater than one year		64,612		65,001
Balance at end of period	$	66,502	$	70,268
Number of projects that have exploratory well costs that have been capitalized for a period greater than one year		9		9

At March 31, 2007, the balance of petroleum and natural gas properties of $66.5 million is comprised of capital costs for suspended wells related to the Colville Lake Properties. The commerciality of the gas related to such properties is being evaluated in conjunction with the planned drilling program and anticipated timing for construction of the Mackenzie Valley Pipeline.

5. Asset Retirement Obligations

		Three Months Ended March 31, 2007		Year Ended December 31, 2006
Asset retirement obligations, beginning of period	$	439	$	358
Liabilities incurred		926		-
Revisions in estimated cost of abandonment		(42)		51
Liabilities settled		(400)		-
Accretion expense		25		30
Asset retirement obligations, end of period	$	948	$	439

The total future asset retirement obligation was estimated by management based on MGM Energy's net ownership in all wells, estimated work to reclaim and abandon the wells, and the estimated timing of the costs to be incurred in future periods. The undiscounted asset retirement obligations associated with MGM Energy's oil and gas properties at March 31, 2007 are $1.3 million (December 31, 2006 - $0.6 million), which have been discounted using credit-adjusted risk-free rates between 7 7/8 percent and 10 percent. The majority of these obligations are not expected to be settled for several years, or decades, in the future and will be funded from general company resources at that time.

6. Share Capital

Authorized

MGM Energy's authorized capital is comprised of an unlimited number of Common Shares, 18.2 million voting Class A Preferred Shares and an unlimited number of preferred shares, issuable in series ("Preferred Shares"). The holders of Class A Preferred Shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company and to one vote in respect of each Class A Preferred Share at such meetings, except meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series. The holders of Class A Preferred Shares are entitled to a 5 percent cumulative dividend commencing October 1, 2007. In the event of liquidation, dissolution or winding up of MGM Energy or other distributions of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of Class A Preferred Shares will be entitled to receive per share $5.00 plus accrued and unpaid dividends in priority to any

($ thousands, except as noted)

payments to the holders of Common Shares. Class A Preferred Shares are convertible at any time, at the option of the holder, into Common Shares on a one-for-one basis. Class A Preferred Shares convert into Common Shares on a share-for-share basis once MGM Energy has received $60 million in proceeds from the issuance of Common Shares. All Class A Preferred Shares were converted into Common Shares on a one-for-one basis on February 16, 2007 (see below).

The Preferred Shares are issuable in one or more series. The Board of Directors of MGM Energy may determine the designation, rights, privileges, restrictions and conditions attached to each series of Preferred Shares before the issue of such series. The Preferred Shares will be entitled to a preference over Common Shares with respect to the payment of dividends and the distribution of assets of the company in the event of the liquidation, dissolution or winding up of the Company.

Issued and Outstanding

Common Shares	**Shares**		**Amount**
Balance - December 31, 2006	1	$	0
Issued on MGM Spinout	2,832,673		3,508
Cancelled on MGM Spinout	(1)		0
Issued on exercise of Short Term and Longer Term Warrants	13,824,161		76,504
Conversion of Class A Preferred Shares	18,200,000		41,706
Issued for cash	370,000		2,050
Share issuance costs, net of tax benefit	-		(6)
Balance - March 31, 2007	35,226,834	$	123,762

In February 2007, MGM Energy completed a private placement of 210,000 Common Shares at a price of $5.00 per share and 160,000 Common Shares issued on a flow-through basis at a price of $6.25 per share, with each Common Share accompanied by one Longer Term Warrant. The gross proceeds of this issue were $2.1 million.

Class A Preferred Shares	**Shares**		**Amount**
Balance - December 31, 2006	-	$	-
Issued on MGM Spinout	18,200,000		41,706
Converted to Common Shares	(18,200,000)		(41,706)
Balance - March 31, 2007	-	$	-

On February 16, 2007 18.2 million Class A Preferred Shares were converted into 18.2 million Common Shares, as MGM Energy had received at least $60 million in proceeds from the issuance of Common Shares.

Outstanding Warrants	**Short Term Warrants**	**Longer Term Warrants**
Balance - December 31, 2006	-	-
Issued on MGM Spinout	14,163,365	14,163,365
Issued on Private Placement	-	370,000
Exercised	(13,824,141)	(20)
Expired	(339,224)	(339,224)
Balance - March 31, 2007	-	14,194,121

Each Short Term Warrant entitled the holder thereof to acquire, at the holder's option, either (i) one Common Share at a price of $5.00; or (ii) one flow-through Common Share at a price of $6.25 and was exercisable until February 16, 2007. A total of 7.9 million Short Term Warrants were exercised for Common Shares and 5.9 million Short

($ thousands, except as noted)

Term Warrants were exercised for flow-through Common Shares for aggregate gross proceeds to MGM Energy of $76.5 million.

As a result of the exercise of the Short Term Warrants, 13.8 million Longer Term Warrants were separated from the corresponding Short Term Warrants and became exercisable. Each Longer Term Warrant entitles the holder thereof to acquire, at the holder's option, either (i) one Common Share at a price of $6.00; or (ii) one flow-through Common Share at a price of $7.50. The Longer Term Warrants expire on September 30, 2007.

Per Share Information

The loss per share for all periods presented was calculated using the weighted average number of Common Shares outstanding for the three months ended March 31, 2007.

7. Stock-Based Compensation

MGM Energy Options

MGM Energy has a stock option plan (the "Plan") that enables the Board of Directors or its Compensation Committee to grant to key MGM Energy employees and directors options to acquire Common Shares of the Company. The exercise price of an option is no lower than the closing market price of the Common Shares on the day preceding the date of grant. Upon exercise of options under the Plan, optionholders receive either (i) a share certificate for the Common Shares; or (ii) a cash payment in an amount equal to the positive difference, if any, between the market price and the exercise price of the number of Common Shares in respect of which the option is exercised (a "Cash Surrender"). MGM Energy, however, can refuse to accept a Cash Surrender and therefore require that the holder exercise their vested options for cash and acquire Common Shares. Options granted generally vest over four years and have a contractual life of 4.3 years.

MGM Energy Options

	Weighted Average Exercise Price	Options
	($/share)	
Balance, January 1, 2007	$ -	-
Granted on MGM Spinout	5.00	1,248,000
Granted	4.60	100,000
Balance, March 31, 2007	$ 4.97	1,348,000
Options exercisable, March 31, 2007	$ -	-

Additional information about MGM Energy's stock options outstanding as at March 31, 2007 is as follows:

	Outstanding			Exercisable	
Exercise Prices	Number	Weighted Average Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
			($/share)		*($/share)*
$4.60	100,000	4.0	$ 4.60	-	$ -
$5.00	1,248,000	4.0	5.00	-	-
Total	1,348,000	4.0	$ 4.97	-	$ -

($ thousands, except as noted)

The fair value of each option granted is estimated on the grant using the Black-Scholes-Merton option-pricing model with weighted average assumptions for grants as follows:

For the three months ended March 31, 2007		
Weighted average fair value of options granted	$	2.22
Risk-free interest rate		4.04%
Expected lives (years)		4.3
Expected volatility		0.5
Annual dividend per share ($/Common Share)	$	0.00

Non-Reciprocal Awards to MGM Energy Employees

MGM Energy recognized compensation expense of $153 thousand for the period January 12, 2007 to March 31, 2007 in respect of non-reciprocal awards of stock options to MGM Energy employees previously made by Paramount. This amount was credited to contributed surplus.

8. Income Taxes

The following table reconciles income taxes calculated at the Canadian statutory rate to MGM Energy's recorded income tax (recovery):

		Three Months Ended March 31, 2007
Loss before tax	$	(38,850)
Effective Canadian statutory income tax rate		31.00%
Expected income tax (recovery)	$	(12,044)
Increase (decrease) resulting from:		
Statutory and other rate differences		302
Net investment by Paramount Resources Ltd.		68
Stock based compensation		164
Other		3
Income tax recovery	$	(11,507)

($ thousands, except as noted)

Components of Future Income Tax Liability:

		March 31, 2007
Property, plant and equipment – carrying value in excess of tax basis	$	3,421
Asset retirement obligations		(282)
Loss carry forwards		(736)
Other		(36)
Future income tax liability	$	2,367

9. Financial Instruments

Interest rate risk

MGM Energy is exposed to interest rate risk to the extent that changes in market interest rates impact MGM Energy's short term deposits that have floating interest rates.

10. Changes in Non-cash Working Capital

	Three Months Ended March 31			
		2007		2006
Accounts receivable	$	(475)	$	(289)
Accounts payable and accrued liabilities		27,642		(1,063)
Due to related parties		921		-
	$	28,088	$	(1,352)
Operating activities	$	639	$	(236)
Investing activities		27,449		(1,116)
	$	28,088	$	(1,352)

Supplemental cash flow information

	Three Months Ended March 31			
		2007		2006
Interest paid	$	20	$	-
Taxes paid	$	-	$	-

11. Related Party Transactions

Paramount Resources Ltd.

At March 31, 2007, Paramount held 18.2 million common shares of MGM Energy, representing 51.7 percent of the issued and outstanding common shares of MGM Energy at such time. In addition to the common shares of MGM Energy held by Paramount, MGM Energy and Paramount have certain common members of management and directors. The following provides a summary of the related party transactions between MGM Energy and Paramount:

- MGM Energy acquired the Spinout Assets from Paramount pursuant to the MGM Spinout, as is more fully described in Note 1 (Structure and Formation of the Company). As the transfer of the Spinout Assets from Paramount to MGM Energy did not result in a substantive change in ownership of the Spinout Assets, the transaction was accounted for using the carrying value of the property transferred, with the exception of the amount recorded in property, plant and equipment in respect of the Ancillary Asset. MGM Energy repaid the

($ thousands, except as noted)

$12.0 million principal amount demand promissory note and accrued interest of $13 thousand during the quarter. In addition, Paramount repaid a $163 thousand principal amount demand promissory note due to MGM Energy and accrued interest of $0.7 thousand during the quarter.

- Paramount provided certain operational, administrative, and other services to MGM Energy and funded on MGM Energy's behalf, certain capital expenditures related to the Farm-in Agreement pursuant to a services agreement dated January 12, 2007 (the "Services Agreement"). The Services Agreement will terminate on December 31, 2007, subject to an ability to extend, unless terminated by either MGM Energy or Paramount on six months prior written notice. Under the Services Agreement, MGM Energy pays Paramount its reasonable costs incurred in providing services to MGM Energy (including expenses of a general and administrative nature) plus 10 percent of such costs (the "10 percent Charge"). For the period ended March 31, 2007, Paramount funded $1.0 million of capital expenditures related to the Farm-in Agreement on MGM Energy's behalf. In addition, MGM Energy recorded costs billed and expected to be billed by Paramount of $1.7 million in respect of the costs of the MGM Spinout and other set-up costs benefiting MGM Energy. These transactions were recorded in these Financial Statements at their exchange amounts.

- For the period ended March 31, 2007, other amounts billed by Paramount under the Services Agreement totaled $0.3 million, including a 10 percent Charge of $24 thousand.

- As a result of the MGM Spinout, certain employees and officers of MGM Energy hold stock options previously issued by Paramount. The stock-based compensation expense relating to these options for the period January 12, 2007 to March 31, 2007 totaled $153 thousand and has been included in stock-based compensation expense in the statement of loss.

Other

MGM Energy completed a private placement to certain directors of MGM Energy of 160,000 flow-through Common Shares at a price of $6.25 per share and 210,000 Common Shares at a price of $5.00 per share, each accompanied by one Longer Term Warrant, for aggregate gross proceeds of $2,050,000.

12. Contingencies and Commitments

(a) *Commitments*

During 2006, Paramount entered into an area wide farm-in agreement respecting certain Mackenzie Delta, Northwest Territories exploratory properties (the "Farm-in Properties"). On January 12, 2007, Paramount assigned all of its rights and obligations under the Farm-in Agreement to MGM Energy through the MGM Spinout.

Under the Farm-in Agreement:

- MGM Energy can earn a staged 50 percent interest in the Farm-in Properties by drilling 11 wells within a four year period and making certain lease continuation payments, the aggregate of which is expected to be $11 million although it may range up to $21 million (of which $11 million is to be paid before the end of 2007 and the balance, if any, is to be paid between 2008 and 2010);

- Approximately $50 million of 3D seismic must be shot;

- If all of the drilling commitments under the Farm-in Agreement are satisfied, MGM Energy will also earn a 50 percent interest in three discoveries previously made in the Mackenzie Delta by the counterparties to the Farm-in Agreement; and

($ thousands, except as noted)

- Of the 11 wells referenced above, MGM Energy must drill at least five test wells; two wells during the 2006 – 2007 drilling season (which have been drilled as of March 31, 2007), and three wells during the 2007 – 2008 drilling season. MGM Energy currently estimates that the cost of drilling the minimum three wells during the 2007 - 2008 drilling season will be approximately $60-65 million. Once five exploratory wells have been drilled, MGM Energy may elect to stop further drilling and earn a reduced interest in the Farm-in Properties. In that event, MGM Energy would remain responsible for the continuation payments and seismic commitment referenced above.

MGM Energy obtained its rights and obligations under the Farm-in Agreement by way of an assignment from Paramount as part of the MGM Spinout. Notwithstanding the assignment by Paramount of all of its rights and obligations under the Farm-in Agreement to MGM Energy, Paramount continues to be jointly and severally liable for the obligations of MGM Energy under the Farm-in Agreement to the extent such obligations are not satisfied by MGM Energy. MGM Energy is obligated to satisfy all of the obligations of Paramount under the Farm-in Agreement and to take whatever steps are necessary to raise sufficient funds to meet such obligations. If MGM Energy is unable to satisfy its obligations under the Farm-in Agreement and Paramount is thereby required to satisfy such obligations, MGM Energy will be obligated to repay to Paramount, on a demand basis, all amounts expended by Paramount to satisfy such obligations. Any amount owing to Paramount will bear interest at a rate equal to Paramount's cost of capital at the time of expenditure, plus one percent, and will be secured by a charge over all of MGM Energy's assets.

At March 31, 2007, MGM Energy has the following commitments:

	2007	2008	2009	2010	2011	After 2011
Capital spending commitments	11,000	60,000	50,000	-	-	-

(b) ***Contingencies***

MGM Energy indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to MGM Energy to the extent permitted by law. MGM Energy has acquired and maintains liability insurance for its directors and officers.

Management's Discussion and Analysis

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited Interim Financial Statements of MGM Energy Corp. ("MGM Energy" or the "Company") as at and for the three months ended March 31, 2007. Information included in this MD&A and the Financial Statements has been presented in Canadian dollars and in accordance with Canadian generally accepted accounting principles ("GAAP"), unless otherwise stated.

This MD&A contains forward-looking statements. Readers are referred to the advisories concerning such matters under the heading "Advisories" at the end of this MD&A.

This MD&A is dated April 30, 2007. Additional information concerning MGM Energy, including its Annual Information Form, can be found on the SEDAR website at www.sedar.com.

Overview

MGM Energy is an independent Canadian public company, the principal business of which is to acquire, develop, optimize, exploit and produce oil and natural gas in Northern Canada. The Company was incorporated under the *Business Corporations Act* (Alberta) on October 31, 2006.

On January 12, 2007, MGM Energy was a party to a plan of arrangement under the *Business Corporations Act* (Alberta) which involved Paramount Resources Ltd. ("Paramount") and its shareholders, through which MGM Energy acquired its principal assets from Paramount (the "MGM Spinout"). These principal assets are:

- rights and obligations under an area-wide farm-in agreement (the "Farm-in Agreement") respecting Mackenzie Delta, Northwest Territories Exploration Licence #394, Exploration Licence #427 and Inuvik Concession Blocks 1 and 2 (the "Farm-in Properties"); and

- oil and gas properties in the Colville Lake / Sahtu area of the Central Mackenzie Valley, Northwest Territories (the "Colville Properties").

In addition to its principal assets, MGM Energy acquired from Paramount under the MGM Spinout, an interest in one well in the Cameron Hills area of the southern portion of the Northwest Territories (the "Ancillary Asset") to ensure that MGM Energy met the minimum listing requirements of the Toronto Stock Exchange. Paramount has the option, subject to certain conditions, to reacquire the Ancillary Asset from MGM Energy for $5 million, the same price for which it sold such assets to MGM Energy (the "Repurchase Option") as part of the MGM Spinout. Because of the nature of the Repurchase Option, for accounting purposes the Ancillary Asset is deemed to be retained by Paramount.

Except for limited periods of testing, none of MGM Energy's assets have ever been placed on production. As a result, MGM Energy does not have any commercial operating results and is considered a development stage enterprise.

Through the MGM Spinout:

- MGM Energy issued Paramount a demand promissory note in the principal amount of $12.0 million, bearing interest at 10 percent per annum, and 18.2 million voting Class A Preferred Shares, which note was subsequently repaid by MGM Energy and which shares were subsequently converted into voting common shares of MGM Energy ("Common Shares") on a share-for-share basis; and

- MGM Energy issued Paramount's shareholders an aggregate 2.8 million Common Shares and approximately 14.2 million warrant units, with each warrant unit consisting of one MGM Energy short term warrant (each, a "Short Term Warrant") and one MGM Energy longer term warrant (each, a "Longer Term Warrant").

CAUTIONARY NOTE: This MD&A contains disclosure and discussions concerning: (i) the historic financial position, results of operations and cash flows relating to the Farm-in Properties and the Colville Properties; and (ii) the results of operations and cash flows relating to the Ancillary Asset, on a carve-out basis from Paramount as if MGM Energy had operated as a stand-alone entity subject to Paramount's control prior to January 12, 2007. Commencing January 12, 2007, MGM Energy holds these assets, with the results of operations and cashflows accruing to the benefit of the Company. As a result, readers are cautioned that the historical information relating to periods prior to January 12, 2007 may not necessarily be indicative of the results that would have been obtained if MGM Energy had operated as a stand-alone entity prior to January 12, 2007.

For further details concerning the MGM Spinout, readers are referred to MGM Energy's 2006 Annual Information Form and unaudited Interim Financial Statements as at and for the three months ended March 31, 2007 (the "Interim Financial Statements").

Principal Properties

<u>Mackenzie Delta Farm-in</u>

The Mackenzie Delta lies at the end of the Mackenzie River where it enters the Beaufort Sea, approximately 2,200 kilometres north of Calgary, Alberta. The Mackenzie Delta has been the focus of natural gas exploration since the 1960s. Several major discoveries have been made in the Mackenzie Delta since that time, with 21 onshore Significant Discovery Licences awarded to date. There is no commercial natural gas production in the Mackenzie Delta, as currently there is no pipeline or gathering system to transport production to market. As well, pipelines to transport oil or other liquid hydrocarbons have not been constructed north of Norman Wells in the Central Mackenzie Valley and will be required to move liquid hydrocarbons discovered north of Norman Wells to market.

Since incorporation, MGM Energy's operations in the Mackenzie Delta have been focused on exploration activities on the Farm-in Properties under the Farm-in Agreement. Chevron Canada Limited ("Chevron") was the prior operator of the Farm-in Properties, and provided contract operator services to MGM Energy through the 2006/07 winter drilling season. Effective April 1, 2007 MGM Energy assumed the role of operator of the Farm-in Properties from Chevron.

Under the Farm-in Agreement:

- MGM Energy can earn a staged 50 percent interest in the Farm-in Properties by drilling 11 wells within a four year period and making certain lease continuation payments, the aggregate of which is expected to be $11 million although it may range up to $21 million (of which $11 million is to be paid before the end of 2007 and the balance, if any, is to be paid between 2008 and 2010);

- Approximately $50 million of 3D seismic must be shot;

- If all of the drilling commitments under the Farm-in Agreement are satisfied, MGM Energy will also earn a 50 percent interest in three discoveries previously made in the Mackenzie Delta by the counterparties to the Farm-in Agreement; and

- Of the 11 wells referenced above, MGM Energy must drill at least five test wells; two wells during the 2006 – 2007 drilling season (which have been drilled as of March 31, 2007), and three wells during the 2007 – 2008 drilling season. MGM Energy currently estimates that the cost of drilling the minimum three wells during the 2007 – 2008 drilling season will be approximately $60-65 million. Once the five exploratory wells have been drilled, MGM Energy may elect to stop further drilling and earn a reduced interest in the Farm-in Properties. In that event, MGM Energy would remain responsible for the continuation payments and seismic commitment referenced above.

MGM Energy obtained its rights and obligations under the Farm-in Agreement by way of an assignment from Paramount as part of the MGM Spinout. Notwithstanding the assignment by Paramount of all of its rights and obligations under the Farm-in Agreement to MGM Energy, Paramount continues to be jointly and severally liable for the obligations of MGM Energy under the Farm-in Agreement to the extent such obligations are not satisfied by MGM Energy. MGM Energy is obligated to satisfy all of the obligations of Paramount under the Farm-in Agreement and to take whatever steps are necessary to raise sufficient funds to meet such obligations. If MGM Energy is unable to satisfy its obligations under the Farm-in Agreement and Paramount is thereby required to satisfy such obligations, MGM Energy will be obligated to repay to Paramount, on a demand basis, all amounts expended by Paramount to satisfy such obligations. Any amount owing to Paramount will bear interest at a rate equal to Paramount's cost of capital at the time of expenditure, plus one percent, and will be secured by a charge over all of MGM Energy's assets.

Colville Properties

The Colville Lake area in the central Mackenzie Valley, Northwest Territories has been the focus of natural gas exploration since the 1970s. Paramount made two new discoveries (at Nogha and Maunoir) in the area. There is no commercial oil or natural gas production in the Colville Lake area or the Mackenzie Valley, as currently there is no pipeline or gathering system to transport production.

The Colville Properties cover approximately 600,000 hectares (approximately 385,000 hectares net) in the Mackenzie Valley, Northwest Territories. During the first quarter of 2007, there were no activities undertaken by MGM Energy with respect to the Colville Properties. With respect to these properties, MGM Energy plans to conduct a seismic program in the first quarter of 2008.

Proposed Mackenzie Valley Pipeline

The Mackenzie Valley pipeline is a proposed 1,220 kilometre pipeline and gathering system to transport natural gas from existing and currently undiscovered natural gas fields in the Mackenzie Delta through the Mackenzie Valley to North American markets.

Imperial Oil Resources Ventures Limited, on behalf of itself and ConocoPhillips Canada (North) Limited, Shell Canada Limited, ExxonMobile Canada Properties and the Aboriginal Pipeline Group, has submitted applications to the National Energy Board for regulatory approvals required for the Mackenzie Valley pipeline as well as applications to the boards, panels and agencies responsible for assessing and regulating energy developments in the Northwest Territories. Applications were submitted beginning in October 2004. Approvals in respect of the required applications are required before fieldwork can begin on the Mackenzie Valley pipeline.

Preliminary plans target construction of the pipeline over four years once all necessary permits, licenses and authorizations have been obtained.

Paramount has publicly stated that it supports the construction of the Mackenzie Valley pipeline and has been involved in certain of the hearings in respect of the pipeline. MGM Energy has adopted the statements and evidence of Paramount in this regard. MGM Energy intends to discuss the transportation of its natural gas via the Mackenzie Valley pipeline and related gathering systems, if approved and constructed, with Imperial Oil Resources Ventures Limited. MGM Energy will need to construct additional facilities in respect of certain of its properties in order to utilize the Mackenzie Valley pipeline and related gathering systems, if approved and constructed.

If construction of the Mackenzie Valley pipeline and related gathering systems is deferred, delayed or not approved, MGM Energy will examine its available options to transport its natural gas to market, including the staged construction by the Company or the support by the Company for the construction by others of alternate pipeline and gathering systems.

Results of Operations

Capital Expenditures

	2007		
($ thousands)	Jan 1 – 11[1]	**Jan 12 – Mar 31**	Total
Geological and geophysical	-	**432**	432
Drilling and logistics	3,177	**28,576**	31,753
Exploration expenditures	3,177	**29,008**	32,185
Other	-	**111**	111
Total	3,177	**29,119**	32,296

(1) Capital expenditures for the period January 1, 2007 to January 11, 2007 have been presented on a carve-out basis from Paramount as if MGM Energy had operated as a stand-alone entity subject to Paramount's control prior to January 12, 2007. See the cautionary note above under the heading "Overview".

During the first quarter of 2007, MGM Energy's winter drilling program for the Farm-in Properties was completed, with two wells being drilled on Exploration Licence #394 lands: "Kumak I-25" and "Unipkat M-45". Neither well appeared to contain commercial quantities of hydrocarbons. As a result, the Kumak I-25 well was cased and suspended without further testing and the Unipkat M-45 well was abandoned.

Exploration expenditures for the three months ended March 31, 2007 totalled $32.2 million; $3.2 million of such costs being incurred between January 1, 2007 and January 11, 2007 when Paramount owned the rights and obligations under the Farm-in Agreement. First quarter 2007 exploration expenditures primarily related to the winter drilling program for the Farm-in Properties, and include the costs of lease preparation and drilling of the two wells.

Oil and natural gas development activities, including seismic and drilling programs in the central Mackenzie Valley and Mackenzie Delta, are restricted to those months of the year when the ground is frozen. Seasonal weather variations, including freeze-up and break-up, affect access. As a result of these access restrictions, MGM Energy's on-site activities at the Farm-in Properties for 2007 have now ceased and are expected to recommence during the fourth quarter of 2007 after freeze-up occurs.

Statement of Loss – Selected Items

	Three Months Ended		
($ thousands)	**March 31/07**	March 31/06[1]	% change
Interest income	**253**	-	-
General and administrative expense	**1,443**	69	1,991
Stock-based compensation expense	**782**	146	436
Exploration expense	**432**	62	597
Dry hole expense	**36,397**	-	-
Future income tax expense (recovery)	**(11,507)**	1	11,506

(1) Amounts included in the table above for the three months ended March 31, 2006 have been presented on a carve-out basis from Paramount as if MGM Energy had operated as a stand-alone entity subject to Paramount's control. No significant activities took place with respect to the Colville Properties or Ancillary Asset during the three months ended March 31, 2006. See the cautionary note above under the heading "Overview".

Revenue / Interest Income - MGM Energy is a development stage enterprise and its properties have never been on production, except for limited periods of testing. As a result, MGM Energy has no sales revenue. MGM Energy earned interest income of $253 thousand for the three months ended March 31, 2007, related to its investment of proceeds from the issuance of Common Shares in the first quarter of 2007 in short-term investments. These short-

term investments bear interest at rates between 4.27 percent and 4.30 percent per annum and have original maturities of three months or less.

General and Administrative Expense - General and administrative expense for the first quarter of 2007 totalled $1,443 thousand, and included a number of costs relating to the establishment of MGM Energy's operations as a public company and its compliance with regulatory requirements. Included in the general & administrative expenses are $707 thousand of amounts billed to MGM Energy by Paramount – see "Related Party Transactions" below.

Stock-based Compensation Expense - Stock-based compensation expense for the first quarter of 2007 totalled $782 thousand, which included expenses of $153 thousand accrued by MGM Energy for the period January 12, 2007 to March 31, 2007 in respect of stock options previously granted by Paramount to certain employees and officers of MGM Energy.

Exploration Expense - Exploration expense consists of geological and geophysical costs, seismic and lease rentals expenses. These costs are expensed as incurred under the successful efforts method of accounting. Exploration expense of $432 thousand during the first quarter 2007 related to the purchase of seismic data.

Dry Hole Expense - Under the successful efforts method of accounting, the costs of drilling exploratory wells are initially capitalized. If economically recoverable reserves are not found, such costs are charged to earnings as dry hole expense in the period such determination is made. Costs of exploratory wells remain capitalized as non-depleted capital when a well has found a sufficient quantity of reserves to justify its completion as a producing well and sufficient progress is being made to assess the reserves and the economic and operating viability of the well. As of March 31, 2007, $66.5 million of costs relating to the Colville Lake Properties were included in non-depleted capital and not subject to depletion, depreciation and accretion pending final determination.

Dry hole expense for the first quarter of 2007 entirely related to costs associated with the 2006/2007 winter drilling program at Kumak I-25 and Unipkat M-45.

Future Income Tax Expense / (Recovery) - The determination of MGM Energy's income and other tax liabilities requires interpretation of complex laws and regulations often involving multiple jurisdictions. While income tax filings are subject to audits and potential reassessments, management believes adequate provision has been made for all income tax obligations. However, changes in interpretations or judgments may result in an increase or decrease in the Company's income tax provision in the future.

MGM Energy records future tax assets and liabilities to account for the expected future tax consequences of events that have been recorded in its financial statements and its tax returns. These amounts are estimates and the actual tax consequences may differ from the estimates due to changing tax rates and regimes, as well as changing estimates of cash flows and capital expenditures in current and future periods.

Liquidity and Capital Resources

On February 22, 2007, MGM Energy announced the results of the exercise of the Short Term Warrants originally issued as part of the MGM Spinout on January 12, 2007. Of the approximate 14.2 million Short Term Warrants issued, a total of approximately 13.8 million were exercised, resulting in proceeds to MGM Energy of approximately $76.5 million. As a result of the exercise of Short Term Warrants, approximately 13.8 million Longer Term Warrants were separated from the corresponding Short Term Warrants and have become exercisable.

MGM Energy also announced on February 22, 2007 that it had completed the private placement to certain directors of 370,000 Common Shares, each accompanied by one Longer Term Warrant, for proceeds of approximately $2.1 million. The Longer Term Warrants issued under the private placement have the same terms as the Longer Term Warrants resulting from the Short Term Warrant exercise.

As at March 31, 2007, MGM Energy had a working capital surplus of $35.0 million and a total of approximately 14.2 million Longer Term Warrants outstanding. Each Longer Term Warrant entitles the holder to acquire, at the holder's option (i) one Common Share at a price of $6.00, or (ii) one flow through Common Share at a price of $7.50. The Longer Term Warrants will expire on September 30, 2007.

In the event the Longer Term Warrants are not exercised, management believes that MGM Energy has adequate funding for the remainder of 2007, but will require additional financing to complete its 2007/2008 drilling program. Sources of additional financing are currently being investigated and could include a rights issuance to existing shareholders, and the issuance of additional debt and equity. Although MGM Energy presently anticipates that it will be able to obtain sufficient additional financing to complete its 2007/2008 drilling program, if MGM Energy is unable to meet its obligations under the Farm-in Agreement, Paramount continues to be liable for such obligations. MGM Energy would become obligated to repay Paramount on a demand basis for any such expenditure made by Paramount.

At April 30, 2007, MGM Energy had 35,226,834 Common Shares issued and outstanding. At April 30, 2007 there were approximately 14.2 million Longer Term Warrants outstanding, all of which are exercisable, and approximately 1.3 million stock options outstanding, none of which are exercisable.

Contractual Obligations

MGM Energy has the following contractual obligations as at March 31, 2007:

($ thousands)	Recognized in financial statements	Less than 1 Year	1 – 3 years	4 – 5 years	After 5 years	Total
Asset retirement obligations	Yes- Partially	-	25	-	1,242	1,267
Capital spending commitment [(1)]	No	11,000	110,000	-	-	121,000
Total		11,000	110,025	-	1,242	122,267

(1) Includes MGM Energy drill rig commitment during the first quarter of 2008.

Related Party Transactions

Paramount Resources Ltd.

At March 31, 2007, Paramount held 18.2 million common shares of MGM Energy, representing 51.7 percent of the issued and outstanding common shares of MGM Energy at such time. In addition to the common shares of MGM Energy held by Paramount, MGM Energy and Paramount have certain common members of management and directors. The following provides a summary of the related party transactions between MGM Energy and Paramount:

- MGM Energy acquired the Spinout Assets from Paramount pursuant to the MGM Spinout, as is more fully described in Note 1 to the Interim Financial Statements. As the transfer of the Spinout Assets from Paramount to MGM Energy did not result in a substantive change in ownership of the Spinout Assets, the transaction was accounted for using the carrying value of the property transferred, with the exception of the amount recorded in property, plant and equipment in respect of the Ancillary Asset. MGM Energy repaid the $12.0 million principal amount demand promissory note, and accrued interest of $13 thousand during the quarter. In addition, Paramount repaid a $163 thousand principal amount demand promissory note due to MGM Energy and interest of $0.7 thousand during the quarter.

- Paramount provided certain operational, administrative, and other services to MGM Energy and funded on MGM Energy's behalf, certain capital expenditures related to the Farm-in Agreement pursuant to a services agreement dated January 12, 2007 (the "Services Agreement"). The Services Agreement will terminate on

December 31, 2007, subject to an ability to extend, unless terminated by either MGM Energy or Paramount on six months prior written notice. Under the Services Agreement, MGM Energy pays Paramount its reasonable costs incurred in providing services to MGM Energy (including expenses of a general and administrative nature) plus 10 percent of such costs (the "10 percent Charge"). For the period ended March 31, 2007, Paramount funded $1.0 million of capital expenditures related to the Farm-in Agreement on MGM Energy's behalf. In addition, MGM Energy recorded costs billed and expected to be billed by Paramount of $1.7 million in respect of the costs of the MGM Spinout and other set-up costs benefiting MGM Energy. These transactions were recorded in the Interim Financial Statements at their exchange amounts.

- For the period ended March 31, 2007, other amounts billed by Paramount under the Services Agreement totaled $0.3 million, including a 10 percent Charge of $24 thousand.
- As a result of the MGM Spinout, certain employees and officers of MGM Energy hold stock options previously issued by Paramount. The stock-based compensation expense relating to these options for the period January 12, 2007 to March 31, 2007 totaled $153 thousand and has been included in stock-based compensation expense in the statement of loss.

Other

MGM Energy completed a private placement to certain directors of MGM Energy of 160,000 flow-through Common Shares at a price of $6.25 per share and 210,000 Common Shares at a price of $5.00 per share, each accompanied by one Longer Term Warrant, for aggregate gross proceeds of $2,050,000.

Selected Annual Information

The following table provides selected annual information for the years ended December 31on a carve-out basis from Paramount as if MGM Energy had operated as a stand-alone entity subject to Paramount's control. Readers are referred to the cautionary note above under the heading – "Overview".

($ thousands, except as noted)	2006	2005	2004
Total Revenues	-	-	-
Net Loss	(2,777)	(7,642)	(1,007)
Per share – basic and diluted ($/share) (1)	(0.16)	(0.44)	(0.06)
Total Assets	71,628	65,876	43,077
Total Long-term Financial Liabilities	-	-	-

(1) Loss per share for all periods presented is based on the weighted average number of Common Shares outstanding of 17,393,278 for the three months ended March 31, 2007.

Total assets increased consistently from year to year up to 2006. In 2005 Paramount increased drilling and exploration activity at the Colville Properties and in 2006 Paramount entered the Farm-in Agreement with Chevron. The net loss volatility incurred in 2005 primarily was a result of dry hole expense related to the Colville Properties.

Summary of Quarterly Results

($ thousands, except as noted)	2007	2006				2005		
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total Revenue	-	-	-	-	-	-	-	-
Net Loss [1]	(27,343)	(2,915)	(109)	544	(297)	(15,185)	(14,580)	(13,835)
Per share - basic and diluted ($/share) [2]	(1.57)	(0.17)	(0.01)	0.03	(0.02)	(0.87)	(0.84)	(0.80)

(1) The quarterly information prior to January 12, 2007 was prepared on a carve-out basis from Paramount as if MGM Energy had operated as a stand-alone entity subject to Paramount's control. Readers are referred to the cautionary note above under the heading "Overview".

(2) Loss per share for all periods presented is based on the weighted average number of Common Shares outstanding of 17,393,278 for the three months ended March 31, 2007

Critical Accounting Estimates

The preparation of the Financial Statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. MGM Energy bases its estimates on historical experience and various other factors that are believed by management to be reasonable under the circumstances. Actual results could differ from these estimates.

The following is a discussion of the accounting estimates that are considered critical.

Successful Efforts Accounting

MGM Energy follows the successful efforts method of accounting for its petroleum and natural gas operations. Under this method, acquisition costs of oil and gas properties and costs of drilling and equipping development wells are capitalized. Costs of drilling exploratory wells are initially capitalized pending evaluation as to whether proved reserves have been found. If economically recoverable reserves are not found, such costs are charged to earnings as dry hole costs. If economically recoverable reserves are found, such costs are depleted on a unit-of-production basis. The determination of whether economically recoverable quantities of reserves are found is dependent upon, among other things, the results of planned additional wells and the cost of required capital expenditures to produce the reserves found.

The application of the successful efforts method of accounting requires the use of judgment to determine, among other things, the designation of wells as development or exploratory, and whether exploratory wells have discovered economically recoverable quantities of proved reserves. The results of a drilling operation can take considerable time to analyze, and the determination that proved reserves have been discovered requires both judgment and application of industry experience. The evaluation of petroleum and natural gas leasehold acquisition costs requires management's judgment to evaluate the fair value of exploratory costs related to drilling activity in a given area. Ultimately, these determinations affect the timing of deduction of accumulated costs and whether such costs are capitalized and amortized on a unit-of-production basis or are charged to earnings as dry hole expense.

Reserve Estimates

Estimates of MGM Energy's reserves are prepared in accordance with the Canadian standards set out in the Canadian Oil and Gas Evaluation Handbook and National Instrument 51-101. Reserve engineering is a subjective process of estimating underground accumulations of petroleum and natural gas that cannot be measured in an exact manner. The process relies on interpretations of available geological, geophysical, engineering and production data. The accuracy of a reserves estimate is a function of the quality and quantity of available data, the interpretation of that data, the accuracy of various mandated economic assumptions and the judgment of the persons preparing the estimate.

MGM Energy's reserves were evaluated by qualified independent reserves evaluators. Estimates prepared by others, including by management of MGM Energy, may be different than these estimates. Because these estimates depend on many assumptions, all of which may differ from actual results, reserves estimates may be different from the quantities of petroleum and natural gas that are ultimately recovered. In addition, the results of drilling, testing and production after the date of an estimate may justify or require revisions to the estimate.

The present value of future net revenues should not be assumed to be the current market value MGM Energy's estimated reserves. Actual future prices, costs and reserves may be materially higher or lower than the prices, costs and reserves used for the future net revenue calculations.

The estimates of reserves impact depletion, dry hole expenses and asset retirement obligations. If reserves estimates decline, the rate at which MGM Energy records depletion expense increases, reducing net earnings. In addition, changes in reserves estimates may impact the outcome of MGM Energy's assessment of its petroleum and natural gas properties for impairment.

Impairment of Petroleum and Natural Gas Properties

MGM Energy reviews its proved properties for impairment annually, or as economic events dictate, on a field basis. For each field, an impairment provision is recorded whenever events or circumstances indicate that the carrying value of those properties may not be recoverable. The impairment provision is based on the excess of carrying value over fair value. Fair value is calculated as the present value of the estimated expected future cash flows from proved and probable petroleum and natural gas reserves, as estimated by MGM Energy's independent reserves evaluators on the balance sheet date. Reserve estimates, as well as estimates for petroleum and natural gas prices, royalties and production costs, may change and there can be no assurance that impairment provisions will not be required in the future.

Unproved leasehold costs and exploratory drilling in progress are capitalized and reviewed periodically for impairment. Costs related to impaired prospects or unsuccessful exploratory drilling are charged to earnings. Acquisition costs for leases that are not individually significant are charged to earnings as the related leases expire. Further impairment expense could result if petroleum and natural gas prices decline in the future or if negative reserves revisions are recorded, as it may be no longer economic to develop certain unproved properties. Management's assessment of, among other things, the results of exploration activities, commodity price outlooks and planned future development and sales, impacts the amount and timing of impairment provisions.

Asset Retirement Obligations

MGM Energy recognizes the fair value of an asset retirement obligation in the period in which it is incurred and when a reasonable estimate of the fair value can be made. The fair value of the asset retirement obligations are capitalized as part of the cost of the related long-lived asset and depreciated on the same basis as the underlying asset. The accumulated asset retirement obligation is adjusted for the passage of time, which is recognized in depletion, depreciation and accretion expense in the statement of loss, and for revisions in either the timing or the amount of the original estimated cash flows associated with the liability.

Upon retirement of its oil and gas assets, MGM Energy anticipates incurring substantial costs associated with abandonment and reclamation activities. Estimates of the associated costs are subject to uncertainty associated with the method, timing, and extent of future retirement activities. Accordingly, the annual expense associated with future abandonment and reclamation activities is impacted by changes in the estimates of the expected costs, reserves. The total undiscounted abandonment liability is currently estimated at $1.7 million, which is based on management's estimate of costs and in accordance with existing legislation and industry practice.

Recent Accounting Pronouncements

Capital Disclosures

As of October 1, 2007 MGM Energy will be required to adopt new Section 1535 – *Capital Disclosures*. Under new section 1535, companies are required to disclose their objectives, policies and procedures for managing capital, as well as whether externally imposed capital requirements have been complied with. Section 1535 was issued in December 2006 and MGM Energy is assessing the impact this change will have on its future financial statements.

Advisories

Forward-looking Statements and Estimates

Certain statements included in this document constitute forward-looking statements under applicable securities legislation. Forward-looking statements or information typically contain or can be identified by statements which include words such as "anticipate", "assume", "based", "believe", "can", "continue", "depend", "estimate", "expect", "forecast", "if", "intend", "may", "plan", "project", "propose", "result", "upon", "will", "within" or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this document include but are not limited to estimates of future capital expenditures, business strategy and objectives, exploration, development and production plans and the timing thereof, operating and other costs, and expectations as to how MGM Energy's working capital requirements and planned 2007/2008 capital program will be funded.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. Assumptions have been made regarding, among other things:

- the ability of MGM Energy to obtain required capital to finance its exploration, development and operations;
- the ability of MGM Energy to obtain equipment, services, supplies and personnel in a timely manner and at an acceptable cost to carry out its activities;
- the ability of MGM Energy to market its oil and natural gas successfully to current and new customers;
- the ability of MGM Energy to transport its oil and natural gas successfully to market;
- the timing and costs of Mackenzie Valley pipeline and facility construction and expansion and the ability of MGM Energy to secure adequate product transportation;
- the ability of MGM Energy to obtain drilling success consistent with expectations;
- the timely receipt of required regulatory approvals; and
- future oil and gas prices.

Although MGM Energy believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because MGM Energy can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by MGM Energy and described in the forward-looking statements or information. These risks and uncertainties include but are not limited to:

- the ability of MGM Energy's management to execute its business plan;
- delays in and/or abandonment of the Mackenzie Valley Pipeline project;
- the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;

- the ability of MGM Energy to obtain required capital to finance its exploration, development and operations and the adequacy and costs of such capital;
- fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
- risks and uncertainties involving the geology of oil and gas deposits;
- the uncertainty of reserves estimates and reserves life;
- the uncertainty of resource estimates and resource life;
- the uncertainty of estimates and projections relating to exploration and development costs and expenses;
- the uncertainty of estimates and projections relating to future production and the results of exploration, development and drilling;
- potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
- MGM Energy's ability to enter into or renew leases;
- health, safety and environmental risks;
- MGM Energy's ability to secure adequate product transportation;
- the ability of MGM Energy to add production and reserves through development and exploration activities;
- weather conditions;
- the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
- changes in taxation laws and regulations and the interpretation thereof;
- changes in environmental and other regulations and the interpretation thereof;
- the cost of future abandonment activities and site restoration;
- the ability to obtain necessary regulatory approvals;
- risks associated with existing and potential future law suits and regulatory actions against MGM Energy;
- uncertainty regarding aboriginal land claims and co-existing with local populations;
- loss of the services of any of MGM Energy's executive officers or key employees;
- the requirement to fulfill obligations under the farm-in agreement assigned in connection with Paramount's spinout of MGM Energy;
- the impact of market competition;
- general economic and business conditions; and
- other risks and uncertainties described elsewhere in this management's discussion and analysis form or in MGM Energy's other filings with Canadian securities authorities.

MGM Energy cautions that the list of assumptions and risks set forth above is not exhaustive. Some of the risks, uncertainties and other factors which negatively affect the reliability of forward looking information are discussed in MGM Energy's public filing, which are available on the SEDAR website at www.sedar.com.

The forward-looking statements or information contained in this document are made as of the date hereof and MGM Energy undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

KCoolican

\\server\name

PSCRIPT Page Separator

Management's Discussion and Analysis
For the period ended June 30, 2007

Management's Discussion and Analysis

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited Interim Financial Statements of MGM Energy Corp. ("MGM Energy" or the "Company") as at and for the three and six months ended June 30, 2007. Information included in this MD&A and the Financial Statements has been presented in Canadian dollars and in accordance with Canadian generally accepted accounting principles ("GAAP"), unless otherwise stated.

This MD&A contains forward-looking statements. Readers are referred to the advisories concerning such matters under the heading "Advisories" at the end of this MD&A.

This MD&A is dated July 31, 2007. Additional information concerning MGM Energy, including its Annual Information Form, can be found on the SEDAR website at www.sedar.com.

Overview

MGM Energy is an independent Canadian public company, the principal business of which is to acquire, develop, optimize, exploit and produce oil and natural gas in Northern Canada. The Company was incorporated under the *Business Corporations Act* (Alberta) (the "ABCA") on October 31, 2006.

On January 12, 2007, MGM Energy was a party to a plan of arrangement under the ABCA which involved Paramount Resources Ltd. ("Paramount") and its shareholders, through which MGM Energy acquired its principal assets from Paramount (the "MGM Spinout"). These principal assets are:

- rights and obligations under an area-wide farm-in agreement (the "Farm-in Agreement") respecting Mackenzie Delta, Northwest Territories Exploration Licence #394, Exploration Licence #427 and Inuvik Concession Blocks 1 and 2 (the "Farm-in Properties"); and

- oil and gas properties in the Colville Lake / Sahtu area of the Central Mackenzie Valley, Northwest Territories (the "Colville Properties").

In addition to its principal assets, MGM Energy acquired from Paramount under the MGM Spinout, an interest in one well in the Cameron Hills area of the southern portion of the Northwest Territories (the "Ancillary Asset") to ensure that MGM Energy met the minimum listing requirements of the Toronto Stock Exchange. Paramount has the option, subject to certain conditions, to reacquire the Ancillary Asset from MGM Energy for $5 million, the selling price of the asset to MGM Energy (the "Repurchase Option"). Because of the nature of the Repurchase Option, for accounting purposes the Ancillary Asset is deemed to be retained by Paramount.

Except for limited periods of testing, none of MGM Energy's assets have ever been placed into production. As a result, MGM Energy does not have any commercial operating results and is considered a development stage enterprise.

Through the MGM Spinout:

- MGM Energy issued Paramount a demand promissory note in the principal amount of $12.0 million, bearing interest at 10 percent per annum, and 18.2 million voting Class A Preferred Shares, which note was subsequently repaid by MGM Energy and which shares were subsequently converted into voting common shares of MGM Energy ("Common Shares") on a share-for-share basis; and

- MGM Energy issued Paramount's shareholders an aggregate of approximately 2.8 million Common Shares and approximately 14.2 million warrant units, with each warrant unit consisting of one MGM

Energy short term warrant (each, a "Short Term Warrant") and one MGM Energy longer term warrant (each, a "Longer Term Warrant").

CAUTIONARY NOTE: This MD&A contains disclosure and discussions concerning: (i) the historic financial position, results of operations and cash flows relating to the Farm-in Properties and the Colville Properties; and (ii) the results of operations and cash flows relating to the Ancillary Asset, on a carve-out basis from Paramount as if MGM Energy had operated as a stand-alone entity subject to Paramount's control prior to January 12, 2007. Commencing January 12, 2007, MGM Energy holds these assets, with the results of operations and cashflows accruing to the benefit of the Company. As a result, readers are cautioned that the historical information relating to periods prior to January 12, 2007 may not necessarily be indicative of the results that would have been obtained if MGM Energy had operated as a stand-alone entity prior to January 12, 2007.

For further details concerning the MGM Spinout, readers are referred to MGM Energy's 2006 Annual Information Form and unaudited Interim Financial Statements as at and for the three and six months ended June 30, 2007 (the "Interim Financial Statements").

Principal Properties and Projects

Mackenzie Delta Farm-in

The Mackenzie Delta lies at the end of the Mackenzie River in the Northwest Territories where it enters the Beaufort Sea, approximately 2,200 kilometres north of Calgary, Alberta. The Mackenzie Delta has been the focus of natural gas exploration since the 1960s. Several major discoveries have been made in the Mackenzie Delta since that time, with 21 onshore Significant Discovery Licences awarded to date. There is no commercial natural gas production in the Mackenzie Delta, as currently there is no pipeline or gathering system to transport production to market. As well, pipelines have not been constructed north of Norman Wells in the Central Mackenzie Valley and will be required to move liquid hydrocarbons discovered north of Norman Wells to market.

MGM Energy's operations in the Mackenzie Delta have been focused on exploration activities on the Farm-in Properties under the Farm-in Agreement. Chevron Canada Limited ("Chevron") was the prior operator of the Farm-in Properties, and provided contract operator services to MGM Energy through the 2006/07 winter drilling season. Effective April 1, 2007 MGM Energy assumed the role of operator of the Farm-in Properties from Chevron.

Under the Farm-in Agreement:

- MGM Energy can earn a staged 50 percent interest in the Farm-in Properties by drilling 11 wells within a four year period and making certain lease continuation payments, the aggregate of which is expected to be $11 million although it may range up to $21 million (of which $11 million is to be paid before the end of 2007 and the balance, if any, is to be paid between 2008 and 2010). As of the date of this MD&A, MGM Energy has paid all $11 million of the lease continuation payments due in 2007;

- Approximately $50 million of 3D seismic must be shot; and

- If all of the drilling commitments under the Farm-in Agreement are satisfied, MGM Energy will also earn a 50 percent interest in three discoveries previously made in the Mackenzie Delta by the counterparties to the Farm-in Agreement; and

- Of the 11 wells, MGM Energy must drill at least five test wells; two of which have been drilled during the 2006/2007 drilling season, and three wells during the 2007/2008 winter drilling season. MGM Energy currently estimates that the cost of drilling the minimum three wells during the 2007/2008 winter drilling

season will be approximately $60 million. Once the five exploratory wells have been drilled, MGM Energy may elect to stop further drilling and earn a reduced interest in the Farm-in Properties. In that event, MGM Energy would remain responsible for the continuation payments and seismic commitment referenced above.

MGM Energy obtained its rights and obligations under the Farm-in Agreement by assignment from Paramount as part of the MGM Spinout. Notwithstanding the assignment, Paramount continues to be jointly and severally liable for the obligations of MGM Energy under the Farm-in Agreement to the extent such obligations are not satisfied by MGM Energy. MGM Energy is required to satisfy all of the Farm-in Agreement obligations of Paramount and to take whatever steps are necessary to raise sufficient funds to meet such obligations. If MGM Energy is unable to satisfy its Farm-in Agreement obligations and Paramount is thereby required to satisfy such obligations, MGM Energy will be obligated to repay to Paramount, on a demand basis, all amounts expended by Paramount to satisfy such obligations. Any amount owing to Paramount will bear interest at Paramount's cost of capital at the time of expenditure, plus one percent, and will be secured by a charge over all of MGM Energy's assets.

<u>Colville Properties</u>

The Colville Lake area in the Central Mackenzie Valley, Northwest Territories has been the focus of natural gas exploration since the 1970s. Paramount made two new discoveries (at Nogha and Maunoir) in the area. There is no commercial oil or natural gas production in the Colville Lake area or the Mackenzie Valley, as currently there is no pipeline or gathering system to transport production.

The Colville Properties cover approximately 600,000 hectares (approximately 385,000 hectares net). During the first six months of 2007, there were no activities undertaken by MGM Energy with respect to the Colville Properties, however MGM Energy plans to conduct a seismic program in the first quarter of 2008.

<u>Umiak Assets</u>

On May 30, 2007 MGM Energy closed an acquisition of petroleum and natural gas assets located primarily in the Mackenzie Delta and elsewhere in the Northwest Territories (the "Umiak Assets") for an aggregate cost of $172.7 million, subject to final adjustments. MGM Energy assigned the entire amount of the purchase price to petroleum and natural gas properties and recognized a $1.4 million asset retirement obligation related to those assets.

The Umiak Assets consist of a 60 percent working interest in the Umiak discovery in the Mackenzie Delta, a 60 percent working interest in federal Exploration Licence #434, substantial seismic data, interests in 14 significant discovery licences both onshore and offshore in the Mackenzie Delta and other assets consisting principally of material and equipment.

The Umiak discovery is located approximately 15 kilometres to the east of Imperial Oil's Taglu field, one of the anchor fields for the Mackenzie Valley pipeline project. MGM Energy believes that Umiak itself is of sufficient size to support a stand-alone development.

<u>Proposed Mackenzie Valley Pipeline</u>

The Mackenzie Valley pipeline is a proposed 1,220 kilometre pipeline and gathering system to transport natural gas from existing and currently undiscovered natural gas fields in the Mackenzie Delta through the Mackenzie Valley to North American markets.

Imperial Oil Resources Ventures Limited, on behalf of itself and ConocoPhillips Canada (North) Limited, Shell Canada Limited, ExxonMobil Canada Properties and the Aboriginal Pipeline Group, has submitted applications to the National Energy Board for regulatory approvals required for the Mackenzie Valley pipeline as well as applications to the boards, panels and agencies responsible for assessing and regulating energy developments in the

Northwest Territories. Applications were submitted beginning in October 2004. Approvals in respect of the required applications are required before fieldwork can begin on the Mackenzie Valley pipeline.

Preliminary plans target construction of the pipeline over four years once all necessary permits, licenses and authorizations have been obtained.

Paramount has publicly stated that it supports the construction of the Mackenzie Valley pipeline and has been involved in certain of the hearings in respect of the pipeline. MGM Energy has adopted the statements and evidence of Paramount in this regard. MGM Energy intends to discuss the transportation of its natural gas via the Mackenzie Valley pipeline and related gathering systems, if approved and constructed, with Imperial Oil Resources Ventures Limited. MGM Energy will construct a gathering system and ancillary pipelines for certain properties to connect with the Mackenzie Valley pipeline if approved and constructed.

If construction of the Mackenzie Valley pipeline and related gathering systems is deferred, delayed or not approved, MGM Energy will examine its available options to transport its natural gas to market, including the staged construction by the Company or the support by the Company for the construction by others of alternate pipeline and gathering systems.

Results of Operations

Statement of Income (Loss) – Selected Items

	Three Months Ended		Six Months Ended	
($ thousands)	**June 30/07**	June 30/06[1]	**June 30/07**	June 30/06[1]
Interest income	**427**	-	**680**	-
Expenses				
General and administrative	**1,462**	48	**2,831**	129
Stock-based compensation	**648**	(36)	**1,430**	110
Pipeline regulatory and access	**182**	-	**260**	-
Exploration	**384**	83	**816**	145
Dry hole expense	**-**	-	**36,397**	-
Interest and financing charges	**76**	-	**96**	-
Accretion and depreciation	**72**	7	**97**	14
Future income tax recovery	**(548)**	(647)	**(12,055)**	(646)
Net Income (loss)	**(1,849)**	545	**(29,192)**	248

(1) Amounts included in the table above for the three and six months ended June 30, 2006 have been presented on a carve-out basis from Paramount as if MGM Energy had operated as a stand-alone entity subject to Paramount's control. No significant activities took place with respect to the Colville Properties or Ancillary Asset during the three and six months ended June 30, 2006. See the cautionary note above under the heading "Overview".

Interest Income - MGM Energy earned interest income from short-term investments of $0.4 million for the three months ended June 30, 2007, (six months ended June 30, 2007 - $0.7 million). These short-term investments bear interest at rates between 4.30 percent and 4.36 percent per annum and have original maturities of three months or less.

General and Administrative Expense - General and administrative expense for the three months ended June 30, 2007 totalled $1.5 million (six months ended June 30, 2007 - $2.8 million) and included a number of costs relating to the establishment of MGM Energy's operations as a public company and its compliance with regulatory requirements.

Stock-based Compensation Expense - Stock-based compensation expense for the three months ended June 30, 2007 totalled $0.6 million, which included expenses of $0.2 million accrued by MGM Energy for the period ended

June 30, 2007 (six months ended June 30, 2007 - $0.3 million) in respect of stock options previously granted by Paramount to certain employees and officers of MGM Energy.

Pipeline Regulatory and Access Expense – Pipeline regulatory and access expense for the three months ended June 30, 2007 totalled $0.2 million, (six months ended June 30, 2007 - $0.3 million) and included costs associated with regulatory hearings and access on the planned Mackenzie Valley pipeline.

Exploration Expense - Exploration expense of $0.4 million for the three months ended June 30, 2007 consists primarily of geological and geophysical costs, seismic and lease rentals expenses for the 2007/2008 winter drilling season (six months ended June 30, 2007 - $0.8 million). These costs are expensed as incurred under the successful efforts method of accounting. Exploration expense of $0.4 million during the three months ended March 31, 2007 related primarily to the purchase of seismic data.

Dry Hole Expense - Dry hole expense of $36.4 million for the six months ended June 30, 2007 related entirely to costs associated with the 2006/2007 winter drilling program at Kumak I-25 and Unipkat M-45.

Interest and Financing Charges – Interest and financing charges include a one-time fee for set-up of the Demand Facility and charges for letters of credit.

Capital Expenditures

	2007			
($ thousands)	Jan 1 – 11[1]	Jan 12 – Mar 31	**April 1 – June 30**	**Total**
Land	-	-	**173,750**	**173,750**
Geological and geophysical	-	432	**384**	**816**
Drilling and logistics	3,177	28,576	**825**	**32,578**
Other	-	111	**28**	**139**
Total	3,177	29,119	**174,987**	**207,283**

(1) Capital expenditures for the period January 1, 2007 to January 11, 2007 have been presented on a carve-out basis from Paramount as if MGM Energy had operated as a stand-alone entity subject to Paramount's control prior to January 12, 2007. See the cautionary note above under the heading "Overview".

During the first quarter of 2007, MGM Energy's winter drilling program for the Farm-in Properties was completed, with two wells being drilled on Exploration Licence #394 lands: "Kumak I-25" and "Unipkat M-45". Neither well appeared to contain commercial quantities of hydrocarbons. As a result, Kumak I-25 well was cased and suspended without further testing and Unipkat M-45 well was abandoned.

On May 30, 2007 MGM Energy purchased the Umiak Assets for an aggregate cost of $172.7 million subject to final adjustments.

Drilling and logistics expenditures for the 2007 winter drilling program totalled $31.8 million; $3.2 million of such costs being incurred between January 1, 2007 and January 11, 2007 when Paramount owned the rights and obligations under the Farm-in Agreement. The expenditures primarily related to the Farm-in Properties, and included the costs of lease preparation and drilling of the two wells. Approximately $0.8 million of the drilling and logistics expenditures relate to the 2007/2008 winter drilling program and include surveying.

Geological and geophysical expenditures incurred in the second quarter are in anticipation of the 2007/2008 winter drilling season and consist primarily of purchasing trade seismic.

Oil and natural gas development activities, including seismic and drilling programs in the Central Mackenzie Valley and Mackenzie Delta, are restricted to those months of the year when the ground is frozen. As a result of these

seasonal access restrictions, MGM Energy's on-site activities at the Farm-in Properties for 2007 substantially ceased as of April 2007 and are expected to recommence during the fourth quarter of 2007 after freeze-up occurs.

Liquidity and Capital Resources

On May 15, 2007, MGM Energy entered into a $20 million senior secured revolving demand facility with a Canadian bank (the "Demand Facility"). Borrowings under the Demand Facility bear interest at floating rates based on the lender's prime rate or banker's acceptance rate, at the discretion of MGM Energy, plus an applicable margin. The terms of the Demand Facility require, on a quarterly basis, MGM Energy to repay the Demand Facility or have funds available in cash or short-term investments at least equal to drawings under the facility for a period of at least three consecutive business days. At June 30, 2007, there was no debt outstanding under the Demand Facility.

At June 30, 2007, MGM Energy had letters of credit outstanding totalling approximately $13.5 million. These letters of credit have not been drawn; however, they reduce the amount available to MGM Energy under the Demand Facility.

On May 30, 2007, MGM Energy issued 54.7 million Common Shares for gross proceeds of $178.6 million through a bought deal financing. A total of approximately 12.0 million of the Common Shares issued under the bought deal were issued on a flow-through basis.

Proceeds from the bought deal were used to fund a portion of the purchase price of the Umiak acquisition and will be used to incur Canadian Exploration Expense in connection with the shares issued on a flow through basis.

As at June 30, 2007, MGM Energy had a working capital surplus of $28.9 million, including $34.2 million held in cash or marketable securities.

Management believes that MGM Energy has adequate funding for the remainder of 2007, but will require additional financing to complete its 2007/2008 winter drilling program. On July 27, 2007 MGM Energy announced that it had entered into an underwriting agreement to raise gross proceeds of $111.5 million by issuing 33 million Common Shares for $2.75 per share and six million Common Shares on a flow-through basis for $3.45 per share with closing expected to occur on or about August 3, 2007. Paramount has indicated its intention to purchase $9.0 million of the Common Shares and a Director and Officer of the Company has indicated his intention to purchase $6.0 million Common Shares on a flow-through basis.

At July 30, 2007, MGM Energy had 89.9 million Common Shares issued and outstanding and approximately 1.6 million stock options outstanding, none of which are exercisable. At July 30, 2007 there were approximately 14.2 million Longer Term Warrants outstanding, all of which are exercisable. Each Longer Term Warrant entitles the holder to acquire, at the holder's option (i) one Common Share at a price of $6.00, or (ii) one flow through Common Share at a price of $7.50. The Longer Term Warrants will expire on September 30, 2007.

Contractual Obligations

MGM Energy has the following contractual obligations as at June 30, 2007:

($ thousands)	Recognized in financial statements	Less than 1 Year	1 – 3 years	4 – 5 years	After 5 years	Total
Asset retirement obligations	Yes- Partially	-	25	-	6,400	6,425
Capital spending commitment (1)(2)	No	10,000	110,000	32,000	-	152,000
Total		10,000	110,025	32,000	6,400	158,425

(1) Includes MGM Energy drill rig commitment during the first quarter of 2008 and minimum work commitments under Exploration Licences.

[2] Subsequent to June 30, 2007, MGM funded capital spending commitments of $10 million, eliminating the remaining commitment less than one year above.

MGM Energy is obligated under certain Northwest Territories Exploration Licences to fulfill minimum work commitments totaling $32 million over the next five years. As a condition of the Exploration Licences, the Company was required to post security of 25 percent of these work commitments via letters of credit. The posted security is released in proportion to the actual work expenditures over the life of Exploration Licence.

Related Party Transactions

Paramount Resources Ltd.

At June 30, 2007, Paramount held 18.2 million common shares of MGM Energy, representing 20.2 percent of the issued and outstanding common shares of MGM Energy at such time. In addition to the common shares of MGM Energy held by Paramount, MGM Energy and Paramount have certain common members of management and directors. The following provides a summary of the related party transactions between MGM Energy and Paramount:

- MGM Energy acquired the Spinout Assets from Paramount pursuant to the MGM Spinout, as is more fully described in Note 1 (Structure and Formation of the Company) to the interim unaudited financial statements. The transaction was accounted for using the carrying value of the property transferred, with the exception of Ancillary Asset. MGM Energy repaid the $12.0 million principal amount demand promissory note and accrued interest during the first quarter. In addition, Paramount repaid a $0.2 million principal amount demand promissory note due to MGM Energy.

- Paramount provided certain operational, administrative, and other services to MGM Energy and funded on MGM Energy's behalf, certain capital expenditures related to the Farm-in Agreement pursuant to a services agreement dated January 12, 2007 (the "Services Agreement"). Under the Services Agreement, MGM Energy pays Paramount its reasonable costs incurred in providing services to MGM Energy plus 10 percent of such costs. For the six months ended June 30, 2007, Paramount funded $1.0 million of capital expenditures related to the Farm-in Agreement on MGM Energy's behalf. In addition, MGM Energy recorded costs billed and expected to be billed by Paramount of $1.7 million in respect of the costs of the MGM Spinout and other set-up costs benefiting MGM Energy. These transactions were recorded in these Financial Statements at their exchange amounts.

- For the six month period ended June 30, 2007, other amounts billed by Paramount under the Services Agreement totaled $0.7 million, including a 10 percent charge of approximately $0.1 million, ($0.5 million for the three month period end June 30, 2007, including the 10 percent charge).

- As a result of the MGM Spinout, certain employees and officers of MGM Energy hold stock options previously issued by Paramount. The stock-based compensation expense relating to these options for the period January 12, 2007 to June 30, 2007 totaled $0.3 million ($0.2 million for the three month period ended June 30, 2007) and has been included in stock-based compensation expense.

Other

During February 2007, MGM Energy completed a private placement to certain directors of MGM Energy of 160,000 flow-through Common Shares at a price of $6.25 per share and 210,000 Common Shares at a price of $5.00 per share, each accompanied by one Longer Term Warrant, for aggregate gross proceeds of $2,050,000.

Certain directors and officers of MGM Energy participated in the May 30, 2007 Common Share issuance, purchasing 5,612,000 Common Shares and 2,364,935 Common Shares issued on a flow-through basis.

Summary of Quarterly Results

($ thousands, except as noted)	2007		2006				2005	
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Total Revenue[1]	427	253	-	-	-	-	-	-
Net Income (Loss) [2]	(1,849)	(27,343)	(2,915)	(109)	545	(297)	(15,185)	(14,580)
Per share - ($/share) [3][4]	(0.03)	(1.57)	n/a	n/a	n/a	n/a	n/a	n/a

(1) Total Revenue consists of interest income.

(2) The quarterly information prior to January 12, 2007 was prepared on a carve-out basis from Paramount as if MGM Energy had operated as a stand-alone entity subject to Paramount's control. Readers are referred to the cautionary note above under the heading "Overview".

(3) Loss per share for all 2005 and 2006 periods is not presented as the results of operation have been presented on a carve-out basis.

(4) Basic and diluted.

Recent Accounting Pronouncements

Capital Disclosures

As of October 1, 2007 MGM Energy will be required to adopt a new accounting standard for *Capital Disclosures*. The new standard requires companies to disclose their objectives, policies and procedures for managing capital, as well as whether externally imposed capital requirements have been complied with.

Advisories

Forward-looking Statements and Estimates

Certain statements included in this document constitute forward-looking statements under applicable securities legislation. Forward-looking statements or information typically contain or can be identified by statements which include words such as "anticipate", "assume", "based", "believe", "can", "continue", "depend", "estimate", "expect", "forecast", "if", "intend", "may", "plan", "project", "propose", "result", "upon", "will", "within" or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this document include but are not limited to estimates of future capital expenditures, business strategy and objectives, exploration, development and production plans and the timing thereof, operating and other costs, and expectations as to how MGM Energy's working capital requirements and planned 2007/2008 capital program will be funded.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. Assumptions have been made regarding, among other things:

- the ability of MGM Energy to obtain required capital to finance its exploration, development and operations;
- the ability of MGM Energy to obtain equipment, services, supplies and personnel in a timely manner and at an acceptable cost to carry out its activities;
- the ability of MGM Energy to market its oil and natural gas successfully to current and new customers;
- the ability of MGM Energy to transport its oil and natural gas successfully to market;
- the timing and costs of Mackenzie Valley pipeline and facility construction and expansion and the ability of MGM Energy to secure adequate product transportation;
- the ability of MGM Energy to obtain drilling success consistent with expectations;
- the timely receipt of required regulatory approvals; and
- future oil and gas prices.

Although MGM Energy believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because MGM Energy can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based

on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by MGM Energy and described in the forward-looking statements or information. These risks and uncertainties include but are not limited to:

- the ability of MGM Energy's management to execute its business plan;
- delays in and/or abandonment of the Mackenzie Valley Pipeline project;
- the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;
- the ability of MGM Energy to obtain required capital to finance its exploration, development and operations and the adequacy and costs of such capital;
- fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
- risks and uncertainties involving the geology of oil and gas deposits;
- the uncertainty of reserves estimates and reserves life;
- the uncertainty of resource estimates and resource life;
- the uncertainty of estimates and projections relating to exploration and development costs and expenses;
- the uncertainty of estimates and projections relating to future production and the results of exploration, development and drilling;
- potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
- MGM Energy's ability to enter into or renew leases;
- health, safety and environmental risks;
- MGM Energy's ability to secure adequate product transportation;
- the ability of MGM Energy to add production and reserves through development and exploration activities;
- weather conditions;
- the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
- changes in taxation laws and regulations and the interpretation thereof;
- changes in environmental and other regulations and the interpretation thereof;
- the cost of future abandonment activities and site restoration;
- the ability to obtain necessary regulatory approvals;
- risks associated with existing and potential future law suits and regulatory actions against MGM Energy;
- uncertainty regarding aboriginal land claims and co-existing with local populations;
- loss of the services of any of MGM Energy's executive officers or key employees;
- the requirement to fulfill obligations under the farm-in agreement assigned in connection with Paramount's spinout of MGM Energy;
- the impact of market competition;
- general economic and business conditions; and

- other risks and uncertainties described elsewhere in this management's discussion and analysis or in MGM Energy's other filings with Canadian securities authorities.

MGM Energy cautions that the list of assumptions and risks set forth above is not exhaustive. Some of the risks, uncertainties and other factors which negatively affect the reliability of forward looking information are discussed in MGM Energy's public filing, which are available on the SEDAR website at www.sedar.com.

The forward-looking statements or information contained in this document are made as of the date hereof and MGM Energy undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

mgm ENERGY CORP.

Form 52-109F2
Certification of Interim Filings

I, Clayton H. Riddell, Chief Executive Officer of MGM Energy Corp. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of MGM Energy Corp. (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: April 26, 2007

/s/ Clayton H. Riddell
Clayton H. Riddell
Chief Executive Officer

mgm ENERGY CORP.

Form 52-109F2
Certification of Interim Filings

I, Bernard K. Lee, Chief Financial Officer of MGM Energy Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of MGM Energy Corp. (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: April 26, 2007

/s/ Bernard K. Lee

Bernard K. Lee
Chief Financial Officer

THIS PRESS RELEASE IS NOT FOR DISTRIBUTION TO ANY UNITED STATES NEWSWIRE SERVICES OR OTHERWISE FOR DISTRIBUTION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF UNITED STATES SECURITIES LAWS.

MGM Energy Corp.
Calgary, Alberta
November 1, 2007

NEWS RELEASE: **MGM ENERGY CORP.**
Financial and Operating Results for the Three and Nine Months Ended September 30, 2007

CALGARY, ALBERTA – MGM Energy Corp. ("MGM Energy" or the "Company") announced today its financial and operating results for the three months and nine months ended September 30, 2007.

The Company reported a net loss for the three months ended September 30, 2007 of $1.8 million ($0.02 per share).

"Our third quarter of 2007 continued to be very busy, preparing for our 2007/08 winter capital program" said Henry Sykes, President of MGM Energy Corp. "We closed our equity issue in August, raising gross proceeds of $111.5 million, ensuring we have sufficient cash to fund our winter program. We finalized our three drilling locations and seismic plans for the upcoming winter, and we began transporting equipment and supplies to the staging areas in the Northwest Territories in anticipation of beginning our drilling program before the end of this year."

MGM Energy's net loss for the nine months ended September 30, 2007 was $31.0 million ($0.50 per share) which principally resulted from the cost of the two previously announced dry holes at Kumak I-25 and Unipkat M-45 in the Mackenzie Delta.

MGM Energy's full interim unaudited financial statements and accompanying Management's Discussion and Analysis will be filed shortly on the SEDAR website (www.sedar.com).

MGM Energy is a Canadian oil and natural gas exploration and development company active in Northern Canada. MGM Energy's common shares are listed on the Toronto Stock Exchange under the symbol "MGX".

FOR FURTHER INFORMATION PLEASE CONTACT:

MGM Energy Corp.		MGM Energy Corp.
Henry W. Sykes		Rick Miller
President	or	Chief Financial Officer
(403) 781-7800		(403) 781-7800
(403) 781-7801 (FAX)		(403) 781-7801 (FAX)

THIS PRESS RELEASE IS NOT FOR DISTRIBUTION TO ANY UNITED STATES NEWSWIRE SERVICES OR OTHERWISE FOR DISTRIBUTION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF UNITED STATES SECURITIES LAWS.

MGM Energy Corp.
Balance Sheets (Unaudited)
($ thousands)

For periods prior to January 12, 2007, the financial statements of MGM Energy Corp., including the results of operations and cash flows, have been prepared on a carve-out basis from Paramount Resources Ltd. as is described in Note 2. These financial statements may not be indicative of the results that would have been attained if MGM Energy Corp. had operated as a stand-alone entity for these periods.

	As at September 30 2007	As at December 31 2006
ASSETS		
Current assets		
Cash and cash equivalents	$ 123,573	$ -
Accounts receivable	1,032	1,360
	124,605	1,360
Property, plant and equipment	262,199	70,268
Future income taxes	2,574	-
	$ 389,378	$ 71,628
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 9,038	$ 6,774
Due to related parties	656	-
	9,694	6,774
Asset retirement obligations	3,155	439
Future income taxes	-	3,895
	12,849	11,108
Shareholders' Equity		
Share capital	404,275	-
Contributed surplus	1,925	-
Net investment by Paramount Resources Ltd.	-	60,520
Deficit	(29,671)	-
	376,529	60,520
	$ 389,378	$ 71,628

THIS PRESS RELEASE IS NOT FOR DISTRIBUTION TO ANY UNITED STATES NEWSWIRE SERVICES OR OTHERWISE FOR DISTRIBUTION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF UNITED STATES SECURITIES LAWS.

MGM Energy Corp.
Statements of Income (Loss) (Unaudited)
($ thousands, except as noted)

For periods prior to January 12, 2007, the financial statements of MGM Energy Corp., including the results of operations and cash flows, have been prepared on a carve-out basis from Paramount Resources Ltd. as is described in Note 2. These financial statements may not be indicative of the results that would have been attained if MGM Energy Corp. had operated as a stand-alone entity for these periods.

	Three Months Ended September 30		Nine Months Ended September 30	
	2007	2006	2007	2006
Revenue				
Interest income	$ 1,091	$ -	$ 1,771	$ -
Expenses				
General and administrative	1,522	220	4,353	349
Stock-based compensation	750	(115)	2,180	(5)
Pipeline regulatory and access	166	-	426	-
Exploration	2,154	1	2,970	146
Lease rental	789	-	789	-
Dry hole	(2,156)	-	34,241	-
Interest and financing charges	40	-	136	-
Accretion of asset retirement obligations	64	6	134	20
Depreciation	33	-	60	-
	3,362	112	45,289	510
Loss before tax	(2,271)	(112)	(43,518)	(510)
Future income tax recovery	(442)	(3)	(12,497)	(649)
Net income (loss) and other comprehensive income (loss)	$ (1,829)	$ (109)	$ (31,021)	$ 139
Net loss per Common Share ($/share)				
Basic	(0.02)		(0.50)	
Diluted	(0.02)		(0.50)	
Weighted average Common Shares outstanding (thousands)				
Basic	114,532		62,516	
Diluted	114,532		62,516	

Statements of Deficit (Unaudited)
($ thousands)

	Three Months Ended September 30		Nine Months Ended September 30	
	2007	2006	2007	2006
Deficit, beginning of period	$ (27,842)	$ -	$ -	$ -
Net income (loss)	(1,829)	(109)	(31,021)	139
Allocation to net investment by Paramount Resources Ltd.	-	109	1,350	(139)
Deficit, end of period	$ (29,671)	$ -	$ (29,671)	$ -

THIS PRESS RELEASE IS NOT FOR DISTRIBUTION TO ANY UNITED STATES NEWSWIRE SERVICES OR OTHERWISE FOR DISTRIBUTION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF UNITED STATES SECURITIES LAWS.

MGM Energy Corp.
Statements of Cash Flows (Unaudited)

($ thousands)

For periods prior to January 12, 2007, the financial statements of MGM Energy Corp., including the results of operations and cash flows, have been prepared on a carve-out basis from Paramount Resources Ltd. as is described in Note 2. These financial statements may not be indicative of the results that would have been attained if MGM Energy Corp. had operated as a stand-alone entity for these periods.

	Three Months Ended September 30		Nine Months Ended September 30	
	2007	2006	2007	2006
Operating activities				
Net income (loss) and other comprehensive income (loss)	$ (1,829)	$ (109)	$ (31,021)	$ 139
Add (deduct):				
Stock-based compensation – non cash portion	750	(115)	2,180	(114)
Exploration	2,154	1	2,970	146
Dry hole	(2,156)	-	34,241	-
Accretion of asset retirement obligations	64	6	134	20
Asset retirement obligation expenditures	(2)	-	(402)	-
Depreciation	33	-	60	-
Future income tax recovery	(442)	(3)	(12,497)	(649)
Funds flow from operations	(1,428)	(220)	(4,335)	(458)
Change in non-cash working capital	278	346	546	(88)
	(1,150)	126	(3,789)	(546)
Financing activities				
Repayment of note	-	-	(12,000)	-
Proceeds on settlement of note	-	-	163	-
Common shares issued, net of issuance costs	106,400	-	355,106	-
Net investment by Paramount Resources Ltd.	-	275	3,195	2,822
	106,400	275	346,464	2,822
Investing activities				
Capital expenditures	(18,935)	(1,092)	(226,218)	(1,949)
Reorganization costs	-	-	(1,000)	-
Change in non-cash working capital	3,086	691	8,116	(327)
	(15,849)	(401)	(219,102)	(2,276)
Increase (decrease) in cash and cash equivalents	89,401	-	123,573	-
Cash and cash equivalents, beginning of period	34,172	-	-	-
Cash and cash equivalents, end of period	$ 123,573	$ -	$ 123,573	$ -

THIS PRESS RELEASE IS NOT FOR DISTRIBUTION TO ANY UNITED STATES NEWSWIRE SERVICES OR OTHERWISE FOR DISTRIBUTION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF UNITED STATES SECURITIES LAWS.

MGM Energy Corp.
Calgary, Alberta
October 17, 2007

ENERGY CORP.

<u>NEWS RELEASE:</u> **MGM ENERGY CORP.**
Provides Update of 2008 Winter Program

Calgary, Alberta – MGM Energy Corp. ("MGM Energy") provided details today of its 2007/2008 winter capital program.

MGM Energy expects to drill three wells this winter in the western region of the Mackenzie Delta. Each well will be an earning well pursuant to the farm-in agreement with Chevron Canada Limited and BP Canada Energy Company.

The first well, to be called Atik P-19, on Exploration License 427B, is expected to spud by the end of December, 2007. The well is a 2000 meter exploration well, designed to test the Taglu and Aklak formations.

The second well, to be called Shavilig D-42, also on Exploration License 427B, is expected to spud in late January, 2008. Also an exploration well, this well is designed to test the lower Taglu and Aklak formations, to a depth of 2000 meters.

MGM Energy's third well, to be called Langley E-07, will be drilled on Exploration License 394, and is expected to spud in late February or early March, 2008. This exploration well is designed to test multiple stacked zones in the upper Taglu formation, to a depth of 1400 meters. Drilling is expected to be complete by the end of March, 2008.

Each of the three wells is expected to be tested and completed before the end of the winter drilling season, expected to occur by mid-April, 2008.

In addition to these three wells, MGM Energy is planning three seismic programs, designed to further delineate drilling prospects or to focus further seismic acquisition. Two of the programs are pursuant to the Farm-in Agreement and include a 3D program in the North Ellice area of the western delta comprising 150 square kilometers, and a 2D program in the Ogruknang area north of Inuvik comprising 160 kilometers. The third program is another 2D program in the Kelly Lake area of the Sahtu region, north east of Norman Wells in the central Mackenzie Valley, comprising 170 kilometers.

The total cost of the three wells is estimated to be $60 million. In addition, the aggregate cost of the three seismic programs is estimated to be $34 million. The total cost of the 2007/2008 capital program will be funded from existing cash resources.

We're excited about the prospects identified for this winter's program" said Henry Sykes, President of MGM Energy. "It's a significant logistical undertaking to ensure that we can drill and test three wells and conduct a material seismic program at the same time. We believe, though, that this level of activity is needed to minimize the costs of exploration in such a remote area of Canada. We look forward to reporting on our results as the wells are completed and tested."

MGM Energy anticipates providing updates of its drilling results as information becomes available from each well.

MGM Energy is a Calgary-based Canadian oil and gas exploration and development company with operations in Northern Canada. MGM Energy's common shares are listed on Toronto Stock Exchange under the symbol "MGX".

FOR FURTHER INFORMATION PLEASE CONTACT:

MGM Energy Corp.		MGM Energy Corp.
H. W. (Henry) Sykes		Rick Miller
President	or	Chief Financial Officer
(403) 781-7800		(403) 781-7800
(403) 781-7801 (FAX)		(403) 781-7801 (FAX)

THIS PRESS RELEASE IS NOT FOR DISTRIBUTION TO ANY UNITED STATES NEWSWIRE SERVICES OR OTHERWISE FOR DISTRIBUTION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF UNITED STATES SECURITIES LAWS.

MGM Energy Corp.
Calgary, Alberta
October 15, 2007

<u>NEWS RELEASE:</u> **MGM ENERGY CORP.**
Enters into Mackenzie Gas Project Capacity Request Agreement.

Calgary, Alberta – MGM Energy Corp. ("MGM Energy") announced today that it has entered into a Capacity Request Agreement with the owners of the Mackenzie Gathering System (MGS) portion of the Mackenzie Gas Project.

The Capacity Request Agreement provides MGM Energy with 200 MMcf/d of capacity on the MGS, which will feed into the proposed Mackenzie Valley pipeline. In addition, the Capacity Request Agreement gives MGM Energy the option to own its share of the MGS.

In recognition of the magnitude of the volume commitment, MGM Energy obtains, with the signing of the Capacity Request Agreement, observer status at meetings of the MGS Management Committee, allowing it to provide input regarding system design and other issues.

The 200 MMcf/d of capacity acquired by MGM Energy will be used to transport MGM Energy owned and certain partner natural gas from the Mackenzie Delta region to the proposed Mackenzie Valley pipeline.

"We're extremely pleased to have reached this agreement with the proponents of the Mackenzie Gas Project. This agreement enables the natural gas MGM Energy currently owns and for which it is exploring to be delivered to the Mackenzie Valley pipeline on start up, assuming the project proceeds. The execution of a Capacity Request Agreement by MGM Energy provides the project proponents, governments and others, tangible evidence that additional volumes of natural gas are committed to the Mackenzie Gas Project" said Henry Sykes, President of MGM Energy Corp.

MGM Energy is a Calgary-based Canadian oil and gas exploration and development company with operations in Northern Canada. MGM Energy's common shares are listed on Toronto Stock Exchange under the symbol "MGX".

FOR FURTHER INFORMATION PLEASE CONTACT:

MGM Energy Corp. H. W. (Henry) Sykes President (403) 781-7800 (403) 781-7801 (FAX)	or	MGM Energy Corp. Rick Miller Chief Financial Officer (403) 781-7800 (403) 781-7801 (FAX)

Certain statements or information included in this press release constitute forward-looking statements under applicable securities legislation. Forward-looking statements or information in this press release include but are not limited to business strategy and objectives, exploration and drilling plans and the timing thereof, as well as the anticipated timing for seeking regulatory approvals. Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. Although MGM Energy believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because MGM Energy can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by MGM Energy and described in the forward-looking statements or information. The forward-looking statements or information contained in this document are made as of the date hereof and MGM Energy undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

THIS PRESS RELEASE IS NOT FOR DISTRIBUTION TO ANY UNITED STATES NEWSWIRE SERVICES OR OTHERWISE FOR DISTRIBUTION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF UNITED STATES SECURITIES LAWS.

MGM Energy Corp.
Calgary, Alberta
August 3, 2007

MGM Energy Corp. Announces the Closing of $111.45 Million Public Offering

MGM Energy Corp. ("MGM Energy" or the "Company") (TSX:MGX) (TSX:MGX.WT.B) is pleased to announce the closing of the sale of 33,000,000 common shares ("Common Shares") at a price of $2.75 and 6,000,000 Common Shares issued on a flow through basis ("Flow-Through Shares") at a price of $3.45 (the "Offering") for total gross proceeds of $111.45 million.

The Offering was underwritten by a syndicate of underwriters jointly led by Cormark Securities Inc., Peters & Co. Limited and RBC Capital Markets, and included BMO Capital Markets, FirstEnergy Capital Corp. and TD Securities Inc.

The proceeds from the Offering will be used by the Company to incur Canadian Exploration Expense (as defined in the *Income Tax Act* (Canada)), to fund its 2007-2008 oil and gas exploration and development activities and for general corporate purposes.

The outstanding securities of MGM Energy have not been registered in the United States and the Common Shares and the Flow-Through Shares issued under this Offering have not been and will not be registered under United States securities legislation and may not be offered or sold in the United States except in transactions exempt from such registration. This news release shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction where such offer, solicitation or sale would be unlawful.

MGM Energy is a Calgary-based Canadian oil and natural gas exploration and development company with operations in Northern Canada. MGM Energy's common shares and warrants are listed on the Toronto Stock Exchange under the symbols "MGX" and "MGX.WT.B", respectively.

Forward-Looking Statements: Certain statements or information included in this press release constitute forward-looking statements under applicable securities legislation. Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. Although MGM Energy believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because MGM Energy can

give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by MGM Energy and described in the forward-looking statements or information. The forward-looking statements or information contained in this document are made as of the date hereof and MGM Energy undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

FOR FURTHER INFORMATION PLEASE CONTACT:

MGM Energy Corp.
H.W. (Henry) Sykes
President
(403) 290-3600
(403) 262-7994 (fax)

or

MGM Energy Corp.
Rick Miller
Chief Financial Officer
(403) 290-3600
(403) 262-7994 (fax)

MGM ENERGY CORP.
Calgary, Alberta
July 31, 2007

NEWS RELEASE: **MGM ENERGY CORP.**
Financial and Operating Results for the Three and Six Months Ended June 30, 2007

CALGARY, ALBERTA – MGM Energy Corp. ("MGM Energy" or the "Company") announced today its financial and operating results for the three months and six months ended June 30, 2007.

The Company reported a net loss for the three months ended June 30, 2007 of $1.8 million ($0.03 per share).

"The second quarter was an active time for MGM Energy" said Henry Sykes, President of MGM Energy Corp. "We negotiated and completed the acquisition of the Umiak asset – an asset which we believe has substantial upside potential. As well, we completed a public offering to raise funds to acquire this asset and to fund our drilling programs. We also began planning and preparing for our upcoming 2007-2008 winter program where we expect to drill three wells in the Mackenzie Delta and to conduct two seismic programs in the Mackenzie Delta and in the Colville/Sahtu areas of the Northwest Territories."

MGM Energy's net loss for the six months ended June 30, 2007 was $29.2 million ($0.81 per share) which principally resulted from the cost of the two previously announced dry holes at Kumak I-25 and Unipkat M-45 in the Mackenzie Delta.

MGM Energy's full interim unaudited financial statements and accompanying Management's Discussion and Analysis will be filed shortly on the SEDAR website (www.sedar.com).

MGM Energy is a Canadian oil and natural gas exploration and development company active in Northern Canada. MGM Energy's common shares and warrants are listed on the Toronto Stock Exchange under the symbols "MGX" and "MGX.WT.B", respectively.

For further information, please contact:

MGM Energy Corp.

Henry W. Sykes, President
Phone: (403) 290-3600
Fax: (403) 262-7994

or

Rick N. Miller, Chief Financial Officer
Phone: (403) 290-3600
Fax: (403) 262-7994

Certain statements or information included in this press release constitute forward-looking statements under applicable securities legislation. Forward-looking statements or information in this press release include but are not limited to business strategy and objectives, exploration and drilling plans and the timing thereof, as well as the anticipated timing for seeking regulatory approvals. Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. Although MGM Energy believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because MGM Energy can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those

anticipated by MGM Energy and described in the forward-looking statements or information. The forward-looking statements or information contained in this document are made as of the date hereof and MGM Energy undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

MGM Energy Corp.
Balance Sheets (Unaudited)
($ thousands)

For periods prior to January 12, 2007, the financial statements of MGM Energy Corp., including the results of operations and cash flows, have been prepared on a carve-out basis from Paramount Resources Ltd. as is described in Note 2. These financial statements may not be indicative of the results that would have been attained if MGM Energy Corp. had operated as a stand-alone entity for these periods.

	As at June 30 2007	As at December 31 2006
ASSETS		
Current assets		
Cash and cash equivalents	$ 34,172	$ -
Accounts receivable	2,004	1,360
	36,176	1,360
Property, plant and equipment	243,294	70,268
Future income taxes	656	-
	$ 280,126	$ 71,628
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 7,242	$ 6,774
Due to Paramount Resources Ltd.	60	-
	7,302	6,774
Asset retirement obligations	3,093	439
Future income taxes	-	3,895
	10,395	11,108
Shareholders' Equity		
Share capital	296,397	-
Contributed surplus	1,176	-
Net investment by Paramount Resources Ltd.	-	60,520
Deficit	(27,842)	-
	269,731	60,520
	$ 280,126	$ 71,628

MGM Energy Corp.
Statements of Income (Loss) (Unaudited)
($ thousands, except as noted)

For periods prior to January 12, 2007, the financial statements of MGM Energy Corp., including the results of operations and cash flows, have been prepared on a carve-out basis from Paramount Resources Ltd. as is described in Note 2. These financial statements may not be indicative of the results that would have been attained if MGM Energy Corp. had operated as a stand-alone entity for these periods.

	Three Months Ended June 30		Six Months Ended June 30	
	2007	2006	2007	2006
Revenue				
Interest income	$ 427	$ -	$ 680	$ -
Expenses				
General and administrative	1,462	48	2,831	129
Stock-based compensation	648	(36)	1,430	110
Pipeline regulatory and access	182	-	260	-
Exploration	384	83	816	145
Dry hole	-	-	36,397	-
Interest and financing charges	76	-	96	-
Accretion of asset retirement obligations	45	7	70	14
Depreciation	27	-	27	-
	2,824	102	41,927	398
Loss before tax	(2,397)	(102)	(41,247)	(398)
Future income tax recovery	(548)	(647)	(12,055)	(646)
Net income (loss) and other comprehensive income (loss)	$ (1,849)	$ 545	$ (29,192)	$ 248
Net loss per Common Share ($/share)				
Basic	(0.03)		(0.81)	
Diluted	(0.03)		(0.81)	
Weighted average Common Shares outstanding (thousands)				
Basic	53,867		35,929	
Diluted	53,867		35,929	

Statements of Deficit (Unaudited)
($ thousands)

	Six Months Ended June 30	
	2007	2006
Deficit, beginning of period	$ -	$ -
Net income (loss)	(29,192)	248
Allocation to net investment by Paramount Resources Ltd.	1,350	(248)
Deficit, end of period	$ (27,842)	$ -

MGM Energy Corp.
Statements of Cash Flows (Unaudited)

($ thousands)

For periods prior to January 12, 2007, the financial statements of MGM Energy Corp., including the results of operations and cash flows, have been prepared on a carve-out basis from Paramount Resources Ltd. as is described in Note 2. These financial statements may not be indicative of the results that would have been attained if MGM Energy Corp. had operated as a stand-alone entity for these periods.

	Three Months Ended June 30		Six Months Ended June 30	
	2007	2006	**2007**	2006
Operating activities				
Net income (loss) and other comprehensive income (loss)	$ **(1,849)**	$ 545	$ **(29,192)**	$ 248
Add (deduct):				
Stock-based compensation	**648**	(36)	**1,430**	1
Exploration	**384**	83	**816**	145
Dry hole	-	-	**36,397**	-
Accretion of asset retirement obligations	**45**	7	**70**	14
Asset retirement obligation expenditures	-	-	**(400)**	-
Depreciation	**27**	-	**27**	-
Future income tax recovery	**(548)**	(647)	**(12,055)**	(646)
Funds flow from operations	**(1,293)**	(48)	**(2,907)**	(238)
Change in non-cash working capital	**(371)**	(198)	**268**	(434)
	(1,664)	(246)	**(2,639)**	(672)
Financing activities				
Repayment of note	-	-	**(12,000)**	-
Proceeds on settlement of note	-	-	**163**	-
Common shares issued, net of issuance costs	**170,161**	-	**248,706**	-
Net investment by Paramount Resources Ltd.	-	1,332	**3,195**	2,547
	170,161	1,332	**240,064**	2,547
Investing activities				
Capital expenditures	**(174,987)**	(1,184)	**(207,283)**	(857)
Reorganization costs	-	-	**(1,000)**	-
Change in non-cash working capital	**(22,419)**	98	**5,030**	(1,018)
	(197,406)	(1,086)	**(203,253)**	(1,875)
Increase (decrease) in cash and cash equivalents	**(28,909)**	-	**34,172**	-
Cash and cash equivalents, beginning of period	**63,081**	-	-	-
Cash and cash equivalents, end of period	$ **34,172**	$ -	$ **34,172**	$ -

THIS PRESS RELEASE IS NOT FOR DISTRIBUTION TO ANY UNITED STATES NEWSWIRE SERVICES OR OTHERWISE FOR DISTRIBUTION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF UNITED STATES SECURITIES LAWS.

MGM ENERGY CORP.
Calgary, Alberta
July 30, 2007

NEWS RELEASE: **MGM ENERGY CORP.**
Appointment of Chief Financial Officer

CALGARY, ALBERTA – MGM Energy Corp. ("MGM Energy" or the "Company") is pleased to announce that Rick Miller, MBA, CFA has been appointed Chief Financial Officer effective July 30, 2007.

Mr. Miller joins MGM Energy with over 20 years of experience in the Canadian oil and gas and banking industries with significant experience in financial management, corporate accounting and financial transactions. Most recently, Mr. Miller was Vice President Finance and Chief Financial Officer of Wave Energy Ltd. Mr. Miller replaces Bernard Lee as Chief Financial Officer of MGM Energy who has served as Chief Financial Officer of MGM Energy concurrent with his office as Chief Financial Officer of Paramount Resources Ltd.

"We're very pleased to have Rick join our team" said Henry Sykes, President of MGM Energy. "We are also very appreciative of all of the support and guidance which Mr. Lee has given MGM Energy through the first months of its existence."

MGM Energy is a Calgary based oil and natural gas exploration and development company with operations in Northern Canada. MGM Energy's common shares and warrants are listed on the Toronto Stock Exchange under the symbols "MGX" and "MGX.WT.B", respectively.

For further information, please contact:

MGM Energy Corp.

H.W. (Henry) Sykes, President
Phone: (403) 290-3600
Fax: (403) 262-7994

or

Rick Miller, Chief Financial Officer
Phone: (403) 290-3600
Fax: (403) 262-7994

THIS PRESS RELEASE IS NOT FOR DISTRIBUTION TO ANY UNITED STATES NEWSWIRE SERVICES OR OTHERWISE FOR DISTRIBUTION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF UNITED STATES SECURITIES LAWS.

MGM Energy Corp.
Calgary, Alberta
July 27, 2007

MGM Energy Corp. Announces Pricing of $111.45 million Public Offering of Common Shares and Flow-Through Shares

MGM Energy Corp. ("MGM Energy" or the "Company") (TSX:MGX) (TSX:MGX.WT.B) is pleased to announce that it has entered into an underwriting agreement to sell a total of 33,000,000 common shares ("Common Shares") at a price of $2.75 and 6,000,000 Common Shares issued on a flow through basis ("Flow-Through Shares") at a price of $3.45 (the "Offering") to raise gross proceeds of $111.45 million. Under the Offering, Paramount Resources Ltd. has indicated its intention to subscribe for $9 million of Common Shares and Clay Riddell, Chief Executive Officer of the Company, has indicated his intention to subscribe for $6 million of Flow-Through Shares of the Company.

The Offering is being underwritten by a syndicate of underwriters jointly led by Cormark Securities Inc., Peters & Co. Limited and RBC Capital Markets, and includes BMO Capital Markets, FirstEnergy Capital Corp. and TD Securities Inc.

The proceeds from the Offering will be used by the Company to incur Canadian Exploration Expense (as defined in the *Income Tax Act* (Canada)), to fund its 2007-2008 oil and gas exploration and development activities and for general corporate purposes.

The Common Shares and Flow-Through Shares will be qualified for distribution by way of a short form prospectus in all of the provinces of Canada and the Northwest Territories. Completion of the Offering is subject to certain conditions including normal regulatory approvals. The Offering is expected to close on or about August 3, 2007.

The outstanding securities of MGM Energy have not been registered in the United States and the Common Shares and the Flow-Through Shares to be issued under this Offering have not been and will not be registered under United States securities legislation and may not be offered or sold in the United States except in transactions exempt from such registration. This news release shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction where such offer, solicitation or sale would be unlawful.

MGM Energy is a Calgary-based Canadian oil and natural gas exploration and development company with operations in Northern Canada. MGM Energy's common shares and warrants are listed on the Toronto Stock Exchange under the symbols "MGX" and "MGX.WT.B", respectively.

Forward-Looking Statements: Certain statements or information included in this press release constitute forward-looking statements under applicable securities legislation. Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. Although MGM Energy believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because MGM Energy can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by MGM Energy and described in the forward-looking statements or information. The forward-looking statements or information contained in this document are made as of the date hereof and MGM Energy undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

FOR FURTHER INFORMATION PLEASE CONTACT:

MGM Energy Corp.
H.W. (Henry) Sykes
President
(403) 290-3600
(403) 262-7994 (fax)

or

MGM Energy Corp.
B.K. (Bernie) Lee
Chief Financial Officer
(403) 290-3600
(403) 262-7994 (fax)

THIS PRESS RELEASE IS NOT FOR DISTRIBUTION TO ANY UNITED STATES NEWSWIRE SERVICES OR OTHERWISE FOR DISTRIBUTION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF UNITED STATES SECURITIES LAWS.

D

MGM Energy Corp.
Calgary, Alberta
July 23, 2007

MGM Energy Corp. Announces Offering of Common Shares and Flow-Through Common Shares

MGM Energy Corp. ("MGM Energy" or the "Company") (TSX:MGX) (TSX:MGX.WT.B) is pleased to announce that it has filed a preliminary short form prospectus for a new issue of common shares and flow-through common shares of the Company in all provinces of Canada and the Northwest Territories (the "Offering"). Aggregate gross proceeds from the Offering are anticipated to be approximately $110 million. Clay Riddell and/or Paramount Resources Ltd. have indicated an intention to subscribe for an aggregate of approximately $15 million of common shares and/or flow through common shares under the Offering.

The Offering is being led by Cormark Securities Inc., Peters & Co. Limited and RBC Dominion Securities Inc., as bookrunners, and including BMO Nesbitt Burns Inc., FirstEnergy Capital Corp. and TD Securities Inc.

The proceeds from the Offering will be used by the Company to fund its exploration and development activities. The issue price of the shares will be determined in the context of the market at the time of filing a final short form prospectus in respect of the Offering. The Offering is expected to close on or about August 3, 2007. Completion of the Offering is subject to certain conditions including normal regulatory approvals.

The outstanding securities of MGM Energy have not been registered in the United States and the common shares and the flow through common shares to be issued under this Offering have not been and will not be registered under United States securities legislation and may not be offered or sold in the United States except in transactions exempt from such registration. This news release shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction where such offer, solicitation or sale would be unlawful.

MGM Energy is a Calgary-based Canadian oil and natural gas exploration and development company with operations in Northern Canada. MGM Energy's common shares and warrants are listed on the Toronto Stock Exchange under the symbols "MGX" and "MGX.WT.B", respectively.

Forward-Looking Statements: Certain statements or information included in this press release constitute forward-looking statements under applicable securities legislation. Forward-looking statements or information in this press release include but are not limited to estimates of the size of discovered resources, the prospectivity of undeveloped land, business strategy and objectives, exploration and drilling plans and the timing thereof, future plans and operations, as well as the anticipated timing for seeking regulatory approvals. Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. Although MGM Energy believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because MGM Energy can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by MGM Energy and described in the forward-looking statements or information. The forward-looking statements or information contained in this document are made as of the date hereof and MGM Energy undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

FOR FURTHER INFORMATION PLEASE CONTACT:

MGM Energy Corp.
H.W. (Henry) Sykes
President
(403) 290-3600
(403) 262-7994 (fax)

or

MGM Energy Corp.
B.K. (Bernie) Lee
Chief Financial Officer
(403) 290-3600
(403) 262-7994 (fax)

THIS PRESS RELEASE IS NOT FOR DISTRIBUTION TO ANY UNITED STATES NEWSWIRE SERVICES OR OTHERWISE FOR DISTRIBUTION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF UNITED STATES SECURITIES LAWS.

MGM ENERGY CORP.
Calgary, Alberta
May 30, 2007

NEWS RELEASE: MGM ENERGY CORP.
Closing of Bought Deal Financing and Acquisition of Umiak asset

CALGARY, ALBERTA – MGM Energy Corp. ("MGM Energy" or the "Company") is pleased to announce the closing of the bought deal financing announced on May 8, 2007. The Company also anticipates closing of the acquisition of the Umiak assets from EnCana Corporation later today.

Bought Deal Financing

Under the bought deal financing, MGM Energy issued 42,726,193 common shares at $3.10 per share, for gross proceeds of $132,451,000, and 11,991,957 flow-through common shares for proceeds of $46,169,000, for total aggregate proceeds of approximately $178,620,000. The financing was underwritten by a syndicate consisting of RBC Capital Markets and Cormark Securities Inc., as co-lead underwriters, and BMO Nesbitt Burns Inc., Peters & Co. Limited, TD Securities Inc. and FirstEnergy Capital Corp.

The net proceeds of the issuance of the common shares will be used to fund a portion of the purchase price of the Umiak Assets, described below, the closing of which is also expected to occur today.

The proceeds of the issuance of flow-through common shares will be used to incur Canadian Exploration Expense (as defined in the *Income Tax Act* (Canada)) as part of the Company's 2007-2008 exploration, development and seismic acquisition programs.

Acquisition of Umiak Assets

The Umiak assets consist of a 60% working interest in the Umiak discovery in the Mackenzie Delta, a 60% working interest in federal Exploration License 434, substantial seismic data, interests in 14 significant discovery licenses both onshore an offshore in the Mackenzie Delta and other assets consisting principally of material and equipment.

MGM Energy estimates that the Umiak field contains a net mean contingent resource of 265 billion cubic feet (Bcf) of natural gas (169 Bcf, low case, and 396 Bcf high case (both net)). The Company also estimates that the field may contain approximately 100 million barrels of oil (gross), of which up to 25 million barrels (gross) is currently estimated to be recoverable.

The Umiak discovery is located approximately 15 kilometers to the east of Imperial Oil's Taglu field, one of the anchor fields for the Mackenzie Valley pipeline project. MGM Energy believes that Umiak itself is of sufficient size to support a stand-alone development. MGM Energy expects to approach the parties to the Mackenzie Valley Pipeline Project in the near future to discuss shipping commitments and potential ownership in the pipeline.

RBC Capital Markets acted as financial advisor to MGM Energy on the acquisition of the Umiak assets.

The outstanding securities of MGM Energy have not been registered in the United States and the commons shares and the flow through common shares issued under the financing which closed today have not been and will not be registered under the United States securities legislation and may not be offered or sold in the United States except in transactions exempt from such registration. This news release shall not constitute an offer to sell or a solicitation of

THIS PRESS RELEASE IS NOT FOR DISTRIBUTION TO ANY UNITED STATES NEWSWIRE SERVICES OR OTHERWISE FOR DISTRIBUTION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF UNITED STATES SECURITIES LAWS.

an offer to buy any securities nor shall there be any sale of securities in any jurisdiction where such offer, solicitation or sale would be unlawful.

MGM Energy is a Calgary based Canadian oil and natural gas exploration, development and production company with operations focused in Northern Canada. MGM Energy's common shares and warrants are listed on the Toronto Stock Exchange under the symbols "MGX" and "MGX.WT.B", respectively.

For further information, please contact:

MGM Energy Corp.

H.W. (Henry) Sykes, President
Phone: (403) 290-3600
Fax: (403) 262-7994

or

B.K. (Bernie) Lee, Chief Financial Officer
Phone: (403) 290-3600
Fax: (403) 262-7994

Forward-Looking Statements: Certain statements or information included in this press release constitute forward-looking statements under applicable securities legislation. Forward-looking statements or information in this press release include but are not limited to estimates of the size of discovered resources, the prospectivity of undeveloped land, business strategy and objectives, exploration and drilling plans and the timing thereof, future plans and operations, as well as the anticipated timing for seeking regulatory approvals. Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. Although MGM Energy believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because MGM Energy can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by MGM Energy and described in the forward-looking statements or information. The forward-looking statements or information contained in this document are made as of the date hereof and MGM Energy undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

THIS PRESS RELEASE IS NOT FOR DISTRIBUTION TO ANY UNITED STATES NEWSWIRE SERVICES OR OTHERWISE FOR DISTRIBUTION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF UNITED STATES SECURITIES LAWS.

MGM ENERGY CORP.
Calgary, Alberta
May 28, 2007

NEWS RELEASE: **MGM ENERGY CORP.**
Underwriters Exercise Full Over-Allotment Option

CALGARY, ALBERTA – MGM Energy Corp. ("MGM Energy" or the "Company") announced today that it has received notice from RBC Dominion Securities Inc. and Cormark Securities Inc., on behalf of the underwriters of the Company's bought deal financing announced May 8, 2007, that the underwriters have exercised their over-allotment option to purchase an additional 5,545,193 common shares and an additional 1,591,957 flow-through common shares of MGM Energy. As a result of the exercise of the over-allotment option, the aggregate gross proceeds to MGM Energy of the financing will now be $178.7 million. The closing of the financing, including the over-allotment option, is expected to occur on or about May 30, 2007.

The outstanding securities of MGM Energy have not been registered in the United States and the commons shares and the flow through common shares to be issued under this offering have not been and will not be registered under the United States securities legislation and may not be offered or sold in the United States except in transactions exempt from such registration. This news release shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction where such offer, solicitation or sale would be unlawful.

MGM Energy is a Calgary based Canadian oil and natural gas exploration, development and production company with operations focused in Northern Canada. MGM Energy's common shares and warrants are listed on the Toronto Stock Exchange under the symbols "MGX" and "MGX.WT.B", respectively.

For further information, please contact:

MGM Energy Corp.

H.W. (Henry) Sykes, President
Phone: (403) 290-3600
Fax: (403) 262-7994

or

B.K. (Bernie) Lee, Chief Financial Officer
Phone: (403) 290-3600
Fax: (403) 262-7994

MGM ENERGY CORP.
Calgary, Alberta
May 10, 2007

<u>NEWS RELEASE:</u> MGM ENERGY CORP.
Appointment of Vice-President, Exploration

CALGARY, ALBERTA – MGM Energy Corp. ("MGM Energy" or the "Company") is pleased to announce that John R. Hogg, BSc., P. Geol., will be assuming the position of Vice-President, Exploration with MGM Energy Corp.

Mr. Hogg joins MGM Energy with over 25 years of experience as a geologist focused on Canada's frontier areas, including the Mackenzie Delta. John began his career with Gulf Canada Resources in 1981, and has worked for a number of Canadian and international energy companies. Most recently, John was Manager New Ventures and Frontier Exploration with the Canadian subsidiary of an international energy company.

Mr. Hogg is a member of the Council of Association of Professional Engineers, Geologists and Geophysicists of Alberta, a member of the American Association of Petroleum Geologists, as well as a member and past president of the Canadian Society of Petroleum Geologists. He is a frequent contributor to industry journals as well as a presenter at industry conferences.

"We're very pleased that John will be joining our team" said Henry Sykes, President of MGM Energy. "We've been looking for the right person to lead our geological and technical team and we believe John's extensive knowledge of the Mackenzie Delta and proven leadership ability makes him an ideal fit for this role."

MGM Energy is a Calgary based Canadian oil and natural gas exploration, development and production company with operations focused in Northern Canada. MGM Energy's common shares and warrants are listed on the Toronto Stock Exchange under the symbols "MGX" and "MGX.WT.B", respectively.

For further information, please contact:

MGM Energy Corp.

H.W. (Henry) Sykes, President
Phone: (403) 290-3600
Fax: (403) 262-7994

THIS PRESS RELEASE IS NOT FOR DISTRIBUTION TO ANY UNITED STATES NEWSWIRE SERVICES OR OTHERWISE FOR DISTRIBUTION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF UNITED STATES SECURITIES LAWS.

MGM ENERGY CORP.
Calgary, Alberta
May 8, 2007

__NEWS RELEASE:__ **MGM ENERGY CORP.**
Acquisition of Umiak Assets and Bought Deal Financing

CALGARY, ALBERTA – MGM Energy Corp. ("MGM Energy" or the "Company") announced today that it has entered into an agreement of Purchase and Sale with EnCana Corporation (EnCana) to acquire all of EnCana's interests in certain assets located in the Mackenzie Delta and elsewhere in the Northwest Territories for a purchase price of CDN $170 million, subject to usual closing adjustments. The assets to be acquired consist of:

- A 60% working interest in the Umiak discovery, including the two discovery wells (N-16 and N-05). A Declaration of Significant Discovery has been issued by the National Energy Board in connection with the N-05 well and surrounding area comprising 16 sections, and a Declaration of Significant Discovery is pending with respect to the N-16 well and surrounding area expected to comprise no fewer than 28 sections and no more than 33 sections (some of which overlap with N-05). Based upon MGM Energy's review of the currently available well information regarding these discoveries, the Company estimates that the Umiak field contains a net mean contingent resource of 265 billion cubic feet (Bcf) of natural gas (169 Bcf, low case, and 396 Bcf high case (both net)). The Company also estimates that the field may contain approximately 100 million barrels of oil (gross), of which up to 25 million barrels (gross) is currently estimated to be recoverable. The Umiak discovery is located approximately 15 kilometers to the east of Imperial Oil's Taglu field, one of the anchor fields for the Mackenzie Valley pipeline project. MGM Energy believes that Umiak itself is of sufficient size to support a stand-alone development and is expected to be developed to deliver gas to the Mackenzie Valley pipeline, once in service, or to support alternative projects should that be necessary.

- A 60% working interest in federal Exploration License 434, located south and west of the Umiak field. EL 434 comprises 56,600 hectares, and has a primary term expiring in 2011. The work commitment associated with EL 434 is approximately $40.2 million (gross) through 2011, of which MGM Energy's share would be approximately $24 million. A number of exploration prospects have been identified on EL 434, along the trend established by the Umiak discovery. Several of these prospects are well defined on 3-D seismic.

- An extensive seismic database, comprising approximately 9,896 kilometers of 2-D seismic and 470 square kilometers of 3-D seismic, covering much of the Umiak discovery, EL 434, and extensive regions of the Mackenzie Delta. Seismic data is critical to exploration success in the Mackenzie Delta, and MGM Energy is very pleased to have acquired such a material volume of seismic data. The transfer of portions of this seismic may be subject to the receipt of third party approvals.

- Interests ranging from 0.62% and 3.89% in 14 separate Significant Discovery Licenses (SDLs) located in the Mackenzie Delta, both onshore and offshore. These interests represent an additional contingent resource of approximately 15 Bcf of natural gas and 1.2 million barrels of oil and natural gas liquids, net to MGM Energy (as estimated by the National Energy Board). While there are no plans in the near term to develop these SDLs, they provide a window on development throughout the Mackenzie Delta for the future.

- Certain other assets, principally consisting of inventory and other tangible assets located both in Alberta and in the Northwest Territories.

THIS PRESS RELEASE IS NOT FOR DISTRIBUTION TO ANY UNITED STATES NEWSWIRE SERVICES OR OTHERWISE FOR DISTRIBUTION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF UNITED STATES SECURITIES LAWS.

The map below shows MGM's existing assets in the Mackenzie Delta as well as those to be acquired in this transaction.



Umiak N-16
Umiak N-05
Tuktoyaktuk
Taglu
Langley K-30
Oliver H-01
Ellice I-48
Parsons Lake
Proposed MacKenzie Valley Pipeline
Inuvik
Aklavik
mgm
MGM Existing
0 10 Km 20 30

"Since MGM Energy was formed in January of this year, our stated business strategy has been to be an acquirer and consolidator of high quality oil and gas assets in the Mackenzie Delta and the Central Mackenzie Valley" said Clay Riddell, Chief Executive Officer of MGM Energy. "This acquisition is a first and very important step in the implementation of that strategy."

THIS PRESS RELEASE IS NOT FOR DISTRIBUTION TO ANY UNITED STATES NEWSWIRE SERVICES OR OTHERWISE FOR DISTRIBUTION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF UNITED STATES SECURITIES LAWS.

"The Umiak discovery is the largest on-shore discovery in the Mackenzie Delta since the 1970's. The acquisition of such an asset is a natural fit with our business strategy as well as with our existing assets. The combination of an attractive existing discovery, numerous prospects and a large body of high quality seismic data is, to our knowledge, unique in the Mackenzie Delta. We're especially pleased that we've been able to acquire these assets at a valuation level that makes sense for both existing and new shareholders." said Henry Sykes, President of MGM Energy.

The Acquisition will be financed with a combination of cash on hand, existing credit facilities and the proceeds of the equity financing described below, and is expected to close upon receipt of required regulatory approvals.

RBC Capital Markets acted as financial advisor to MGM Energy on the acquisition of the assets.

To fund the purchase of the Umiak discovery and the other assets described above, MGM Energy also announced that it has entered into an agreement with a syndicate of underwriters led by RBC Capital Markets and Cormark Securities Inc. and including BMO Capital Markets, Peters & Co. Limited, TD Securities Inc. and First Energy Capital Corp. (collectively, the "Underwriters") pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, 37,181,000 common shares at a price of $3.10 and 10,400,000 flow through shares at a price of $3.85, for gross proceeds of $155,301,100, subject to an underwriters' over-allotment option of up to 15% of the aggregate shares underwritten. C.H. Riddell has indicated his intention to subscribe for a total of $25 million of the shares under this offering.

Completion of this offering is subject to certain conditions including normal regulatory approvals. The common shares and the flow through common shares will be offered in all provinces of Canada by way of a short form prospectus. The closing of the offering is expected to occur on or about May 30, 2007.

The outstanding securities of MGM Energy have not been registered in the United States and the common shares and the flow through common shares to be issued under this offering have not been and will not be registered under the United States securities legislation and may not be offered or sold in the United States except in transactions exempt from such registration. This news release shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction where such offer, solicitation or sale would be unlawful.

MGM Energy is a Calgary based Canadian oil and natural gas exploration, development and production company with operations focused in Northern Canada. MGM Energy's common shares and warrants are listed on the Toronto Stock Exchange under the symbols "MGX" and "MGX.WT.B", respectively.

For further information, please contact:

MGM Energy Corp.

H.W. (Henry) Sykes, President
Phone: (403) 290-3600
Fax: (403) 262-7994

or

B.K. (Bernie) Lee, Chief Financial Officer
Phone: (403) 290-3600
Fax: (403) 262-7994

Forward-Looking Statements: Certain statements or information included in this press release constitute forward-looking statements under applicable securities legislation. Forward-looking statements or

information in this press release include but are not limited to estimates of the size of discovered resources, the prospectivity of undeveloped land, business strategy and objectives, exploration and drilling plans and the timing thereof, future plans and operations, as well as the anticipated timing for seeking regulatory approvals. Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. Although MGM Energy believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because MGM Energy can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by MGM Energy and described in the forward-looking statements or information. The forward-looking statements or information contained in this document are made as of the date hereof and MGM Energy undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

MGM ENERGY CORP.
Calgary, Alberta
April 30, 2007

NEWS RELEASE: **MGM ENERGY CORP.**
Financial and Operating Results for the Three Months Ended March 31, 2007

CALGARY, ALBERTA – MGM Energy Corp. ("MGM Energy" or the "Company") announced today its financial and operating results for the three months ended March 31, 2007.

The Company reported a net loss for the three months ended March 31, 2007 of $27 million ($1.57 per share), principally as a result of dry hole expense resulting from the two previously announced dry holes at Kumak I-25 and Unipkat M-45 in the Mackenzie Delta. MGM Energy has adopted the successful efforts method of accounting for its oil and gas operations, and accordingly the cost of dry holes are written off in the period in which the results became known.

"While this year's drilling program produced disappointing results," said Henry Sykes, President, "we remain committed to our business plan. We intend to continue to explore for and acquire energy resources in the Northwest Territories and are actively planning our drilling program for the winter of 2007/08. We expect to make required regulatory filings by the end of the second quarter of this year to allow us to drill three wells in the Mackenzie Delta, as well as to shoot additional 2 - and 3-D seismic in both the Mackenzie Delta and the Colville Lake area.

MGM Energy's full financial statements and accompanying Management's Discussion and Analysis will be available on the Company's website (www.mgmenergy.com) and the SEDAR website (www.sedar.com).

MGM Energy is a Canadian oil and natural gas exploration, development and production company with operations focused in Northern Canada. MGM Energy's common shares and warrants are listed on the Toronto Stock Exchange under the symbols "MGX" and "MGX.WT.B", respectively.

For further information, please contact:

MGM Energy Corp.

H.W. (Henry) Sykes, President
Phone: (403) 290-3600
Fax: (403) 262-7994

or

B.K. (Bernie) Lee, Chief Financial Officer
Phone: (403) 290-3600
Fax: (403) 262-7994

MGM Energy Corp.
Balance Sheets (Unaudited)
($ thousands)

For periods prior to January 12, 2007, the financial statements, including the results of operations and cash flows, have been prepared on a carve-out basis from Paramount Resources Ltd. readers are referred to MGM Energy's Unaudited Interim Financial Statements as at and for the three months ended March 31, 2007. These financial statements may not be indicative of the results that would have been attained if MGM Energy Corp. had operated as a stand-alone entity for these periods.

	As at March 31 2007	As at December 31 2006
ASSETS		
Current assets		
Cash and cash equivalents	$ 63,081	$ -
Accounts receivable	475	1,360
	63,556	1,360
Property, plant and equipment	66,619	70,268
	$ 130,175	$ 71,628
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 27,642	$ 6,774
Due to Paramount Resources Ltd.	921	-
	28,563	6,774
Asset retirement obligations	948	439
Future income taxes	2,367	3,895
	31,878	11,108
Contingencies and Commitments		
Shareholders' Equity		
Share capital	123,762	-
Contributed surplus	528	-
Net investment by Paramount Resources Ltd.	-	60,520
Deficit	(25,993)	-
	98,297	60,520
	$ 130,175	$ 71,628

MGM Energy Corp.
Statements of Loss (Unaudited)
($ thousands, except as noted)

For periods prior to January 12, 2007, the financial statements, including the results of operations and cash flows, have been prepared on a carve-out basis from Paramount Resources Ltd. readers are referred to MGM Energy's Unaudited Interim Financial Statements as at and for the three months ended March 31, 2007. These financial statements may not be indicative of the results that would have been attained if MGM Energy Corp. had operated as a stand-alone entity for these periods.

	Three Months Ended March 31	
	2007	2006
Revenue		
Interest income	$ 253	$ -
	253	-
Expenses		
Operating	4	12
General and administrative	1,443	69
Stock-based compensation	782	146
Exploration	432	62
Dry hole	36,397	-
Interest	20	-
Accretion of asset retirement obligations	25	7
	39,103	296
Loss before tax	(38,850)	(296)
Future income tax expense (recovery)	(11,507)	1
Net loss and other comprehensive loss	$ (27,343)	$ (297)
Net loss per Common Share ($/share)		
Basic	(1.57)	(0.02)
Diluted	(1.57)	(0.02)
Weighted average Common Shares outstanding (thousands)		
Basic	17,393	17,393
Diluted	17,393	17,393

Statements of Deficit (Unaudited)
($ thousands)

	Three Months Ended March 31	
	2007	2006
Deficit, beginning of year	$ -	$ -
Net loss	(27,343)	(297)
Loss allocated to net investment by Paramount Resources Ltd.	1,350	297
Deficit, end of period	$ (25,993)	$ -

MGM Energy Corp.
Statements of Cash Flows (Unaudited)
($ thousands)

For periods prior to January 12, 2007, the financial statements, including the results of operations and cash flows, have been prepared on a carve-out basis from Paramount Resources Ltd. readers are referred to MGM Energy's Unaudited Interim Financial Statements as at and for the three months ended March 31, 2007. These financial statements may not be indicative of the results that would have been attained if MGM Energy Corp. had operated as a stand-alone entity for these periods.

	Three Months Ended March 31 2007	2006
Operating activities		
Net loss and other comprehensive loss	$ (27,343)	$ (297)
Add (deduct):		
Stock-based compensation	782	38
Exploration	432	62
Dry hole	36,397	-
Accretion of asset retirement obligations	25	7
Asset retirement obligation expenditures	(400)	-
Future income tax (recovery) expense	(11,507)	1
Funds flow from operations	(1,614)	(189)
Change in non-cash working capital	639	(236)
	(975)	(425)
Financing activities		
Repayment of note	(12,000)	-
Proceeds on settlement of note	163	-
Common shares issued, net of issuance costs	78,545	-
Net investment by Paramount Resources Ltd.	3,195	1,214
	69,903	1,214
Investing activities		
Additions to property, plant and equipment	(32,296)	327
Reorganization costs	(1,000)	-
Change in non-cash working capital	27,449	(1,116)
	(5,847)	(789)
Increase in cash and cash equivalents	63,081	-
Cash and cash equivalents, beginning of period	-	-
Cash and cash equivalents, end of period	$ 63,081	$ -

MGM Energy Corp.
Calgary, Alberta

March 28, 2007

MGM Energy announced today the results of its well drilled at Unipkat M-45 in the Mackenzie Delta.

Upon evaluation, the Unipkat M-45 well does not appear to contain hydrocarbons. As a result, MGM Energy has elected to abandon the well without further testing.

Henry Sykes, President of MGM Energy, said "Clearly, we're disappointed in the results of this year's drilling program. We will re-evaluate the seismic data used by MGM energy and our partners to identify the locations of these wells in light of the results. While these results demonstrate the risk inherent in exploration activities, we continue to believe that our drilling program will meet expectations overall."

The Unipkat M-45 well was drilled pursuant to MGM Energy's farm-in with Chevron Canada Limited and BP Canada Energy Company, and was operated by Chevron. It was the second well of an eleven well drilling commitment. MGM Energy anticipates drilling at least three wells in the Mackenzie Delta in the winter of 2007/08, and will conduct seismic programs both in the Mackenzie Delta and in the central Mackenzie Valley at the same time.

MGM Energy is a Canadian oil and natural gas exploration company with interests in the Mackenzie Delta and the central Mackenzie Valley in the Northwest Territories. MGM Energy's common shares and common share purchase warrants are listed on The Toronto Stock Exchange under the symbols "MGX" and "MGX.WT.B", respectively.

For further information, please contact:

Henry W. Sykes, President
B.K. (Bernie) Lee, Chief Financial Officer

MGM Energy Corp.
4700 Bankers Hall West
888 3rd Street S.W.
Calgary, AB T2P 5C5
Phone: 403 290 3600
Fax: 403 262 7994

Certain statements included in this document constitute forward-looking statements under applicable securities legislation. Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. Although MGM Energy believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because MGM Energy can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by MGM Energy and described in the forward-looking statements or information. The forward-looking statements or information contained in this document are made as of the date hereof and MGM Energy undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

MGM ENERGY CORP.
Calgary, Alberta

March 5, 2007

MGM Energy announced today the results of its well drilled at Kumak I-25 in the Mackenzie Delta.

Upon initial evaluation, the Kumak I-25 well does not appear to contain commercial quantities of hydrocarbons. As a result, MGM Energy has elected to case and suspend the well without further testing. Further testing or use of the well will be evaluated by year end. Once the well has been suspended, the rig will move on to MGM Energy's second location at Unipkat M-45, where MGM Energy expects to spud the Unipkat well on or about March 15, 2007.

The Kumak I-25 well was drilled pursuant to MGM Energy's farm-in with Chevron Canada Limited and BP Canada Energy Company, and was the first well of an eleven well drilling commitment.

MGM Energy is a Canadian oil and natural gas exploration company with interests in the Mackenzie Delta and the Central Mackenzie Valley in the Northwest Territories. MGM Energy's common shares and common share purchase warrants are listed on The Toronto Stock Exchange under the symbols "MGX" and "MGX.WT.B", respectively.

For further information, please contact:

Henry W. Sykes, President
B.K. (Bernie) Lee, Chief Financial Officer

MGM Energy Corp.
4700 Bankers Hall West
888 3rd Street S.W.
Calgary, AB T2P 5C5

Phone: 403 290 3600
Fax: 403 262 7994

MGM ENERGY CORP.
Calgary, Alberta

February 28, 2007

NEWS RELEASE: LISTING OF LONGER TERM WARRANTS

MGM Energy Corp.'s longer term warrants issued pursuant to Paramount Resources Ltd.'s spinout of MGM Energy (and later separated from their corresponding short term warrants) and MGM Energy's subsequent private placement to certain of its directors will be listed and commence trading on the Toronto Stock Exchange under the symbol "MGX.WT.B" at the opening of the market on Friday, March 2. A total of 14,194,141 longer term warrants are outstanding.

Each longer term warrant entitles the holder to acquire, at the holder's option, one MGM common share at a price of $6.00 or one MGM flow-through share at a price of $7.50. The longer term warrants expire at 4:30 p.m. (Calgary time) on September 30, 2007. MGM Energy has posted on its website (www.mgmenergy.com) a document providing information on how to exercise the longer term warrants for MGM Energy common shares or flow-through shares.

MGM Energy is a Canadian oil and natural gas exploration company with interests in the Mackenzie Delta and the Central Mackenzie Valley in the Northwest Territories. MGM Energy's common shares are listed on the Toronto Stock Exchange under the symbol "MGX".

For further information, please contact:

H. W. (Henry) Sykes, President
B.K. (Bernie) Lee, Chief Financial Officer

MGM Energy Corp.
4700 Bankers Hall West
888 3rd Street SW
Calgary, Alberta T2P 5C5
Phone: (403) 290-3600
Fax: (403) 262-7994

February 22, 2007

NEWS RELEASE: RESULTS OF SHORT TERM WARRANT EXERCISES

MGM Energy Corp. announced today the results of the exercise of its short term warrants, originally issued pursuant to Paramount Resources Ltd.'s spinout of MGM Energy completed on January 12, 2007. The short term warrants (TSX:MGX.WT.A) expired at the close of business on Friday, February 16, 2007. Of the 14,163,365 short term warrants issued, a total of 13,821,171 short term warrants were exercised resulting in proceeds to MGM Energy of $76,489,018 and the issuance by MGM Energy of 5,906,530 flow-through common shares and 7,914,641 common shares. As a result of the exercise of the short term warrants, 13,821,171 longer term warrants were separated from the corresponding short term warrants and have become exercisable. Persons who exercised short term warrants will receive certificates evidencing longer term warrants shortly.

In conjunction with the exercises of short term warrants, MGM Energy also completed a private placement to certain of its directors of 370,000 common shares, each accompanied by one longer term warrant, for proceeds of $2,050,000. The private placement, which provides MGM Energy with additional working capital, was completed at the same price per share as the price payable by holders of MGM Energy's short term warrants (i.e. $6.25 for flow-through common shares and $5.00 for common shares).

MGM Energy also announced today that following the expiry of the short term warrants, Paramount converted its 18,200,000 preferred shares into an equivalent number of common shares. There are no warrants attached to these common shares.

As a result of the short term warrant exercises, the private placement and Paramount's conversion of its preferred shares, MGM Energy currently has outstanding 35,221,229 common shares, 14,191,171 longer term warrants and no preferred shares.

MGM Energy is a Canadian oil and natural gas exploration company with interests in the Mackenzie Delta and the Central Mackenzie Valley in the Northwest Territories. MGM Energy's common shares are listed on the Toronto Stock Exchange under the symbol "MGX".

For further information, please contact:

H. W. (Henry) Sykes, President
B.K. (Bernie) Lee, Chief Financial Officer

MGM Energy Corp.
4700 Bankers Hall West
888 3rd Street SW
Calgary, Alberta T2P 5C5
Phone: (403) 290-3600
Fax: (403) 262-7994

FORM 51-102F3

Material Change Report

Item 1 Name and Address of Company

MGM Energy Corp.
4700, 888-Third Street S.W.
Calgary, Alberta, T2P 5C5

Item 2 Date of Material Changes

August 3, 2007.

Item 3 News Releases

MGM Energy Corp. (the "Company") issued a press release announcing the material change on August 3, 2007 for Canada wide distribution through CCN Matthews. A copy of the press release is attached as Schedule "A".

Item 4 Summary of Material Changes

On August 3, 2007, the Company closed a bought deal financing (the "Offering") for total gross proceeds of approximately $111,450,000.00. Under the Offering the Company issued 33,000,000 common shares (the "Common Shares") at $2.75 per share and 6,000,000 flow-through common shares (the "Flow-Through Shares") at $3.45 per share.

Item 5 Full Description of Material Change

On August 3, 2007, the Company closed the Offering for total gross proceeds of approximately $111,450,000.00. Under the Offering the Company issued 33,000,000 Common Shares at $2.75 per share and 6,000,000 Flow-Through Shares at $3.45 per share. The Offering was underwritten by a syndicate of underwriters led by Cormark Securities Inc., Peters & Co. Limited, RBC Dominion Securities Inc., as lead underwriters, and BMO Nesbitt Burns Inc., FirstEnergy Corp. and TD Securities Inc. (collectively, the "Underwriters").

MGM Energy expects to use the net proceeds of the issuance of the Common Shares on the further exploration and development of the Corporation's oil and gas properties and for other general corporate purposes. Proceeds from the sale of the Flow-Through Shares will be used to incur Canadian Exploration Expense (as defined in the *Income Tax Act* (Canada)) as part of the Company's 2007-2008 exploration, development and seismic acquisition programs.

Under the Offering, the Underwriters received a cash commission equal to 5% of the gross proceeds of the Offering, other than on the proceeds raised from the sale of 3,270,000 Common Shares and 1,740,000 Flow-Through Shares sold to certain significant shareholders of the Company.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

The executive officer of the Company who is knowledgeable about this material change is:

Henry W. Sykes, President
Phone: (403) 290-3600

Item 9 Date of Report

August 9, 2007.

Schedule "A"

News Release

MGM ENERGY CORP.

THIS PRESS RELEASE IS NOT FOR DISTRIBUTION TO ANY UNITED STATES NEWSWIRE SERVICES OR OTHERWISE FOR DISTRIBUTION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF UNITED STATES SECURITIES LAWS.

MGM Energy Corp.
Calgary, Alberta
August 3, 2007

MGM Energy Corp. Announces the Closing of $111.45 Million Public Offering

MGM Energy Corp. ("MGM Energy" or the "Company") (TSX:MGX) (TSX:MGX.WT.B) is pleased to announce the closing of the sale of 33,000,000 common shares ("Common Shares") at a price of $2.75 and 6,000,000 Common Shares issued on a flow through basis ("Flow-Through Shares") at a price of $3.45 (the "Offering") for total gross proceeds of $111.45 million.

The Offering was underwritten by a syndicate of underwriters jointly led by Cormark Securities Inc., Peters & Co. Limited and RBC Capital Markets, and included BMO Capital Markets, FirstEnergy Capital Corp. and TD Securities Inc.

The proceeds from the Offering will be used by the Company to incur Canadian Exploration Expense (as defined in the *Income Tax Act* (Canada)), to fund its 2007-2008 oil and gas exploration and development activities and for general corporate purposes.

The outstanding securities of MGM Energy have not been registered in the United States and the Common Shares and the Flow-Through Shares issued under this Offering have not been and will not be registered under United States securities legislation and may not be offered or sold in the United States except in transactions exempt from such registration. This news release shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction where such offer, solicitation or sale would be unlawful.

MGM Energy is a Calgary-based Canadian oil and natural gas exploration and development company with operations in Northern Canada. MGM Energy's common shares and warrants are listed on the Toronto Stock Exchange under the symbols "MGX" and "MGX.WT.B", respectively.

Forward-Looking Statements: Certain statements or information included in this press release constitute forward-looking statements under applicable securities legislation. Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. Although MGM Energy believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because MGM Energy can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current

expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by MGM Energy and described in the forward-looking statements or information. The forward-looking statements or information contained in this document are made as of the date hereof and MGM Energy undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

FOR FURTHER INFORMATION PLEASE CONTACT:

MGM Energy Corp.
H.W. (Henry) Sykes
President
(403) 290-3600
(403) 262-7994 (fax)

or

MGM Energy Corp.
Rick Miller
Chief Financial Officer
(403) 290-3600
(403) 262-7994 (fax)

FORM 51-102F3

Material Change Report

Item 1 Name and Address of Company

MGM Energy Corp.
4700, 888-Third Street S.W.
Calgary, Alberta, T2P 5C5

Item 2 Date of Material Changes

May 30, 2007.

Item 3 News Releases

MGM Energy Corp. (the "Company") issued a press release announcing the material change on May 30, 2007 for Canada wide distribution through CCN Matthews. A copy of the press release is attached as Schedule "A".

Item 4 Summary of Material Changes

On May 30, 2007, the Company closed a bought deal financing (the "Offering") for total gross proceeds of approximately $178,620,000.00. Under the Offering the Company issued 42,726, 193 common shares (the "Common Shares") at $3.10 per share and 11,991,957 flow-through common shares (the "Flow-Through Shares") at $3.85 per share, which includes the 5,545,193 Common Shares and 1,591,957 Flow-Through Shares issued upon the full exercise of an over-allotment option granted to the underwriters of the Offering.

In addition to the closing of the bought deal financing, the Company closed the acquisition of all of EnCana Corporation's interests in the Umiak Assets (as defined below) located in the Mackenzie Delta and elsewhere in the Northwest Territories for a purchase price of $170 million pursuant to the terms and conditions of an agreement of purchase and sale with EnCana Corporation.

Item 5 Full Description of Material Change

On May 30, 2007, the Company closed the Offering for total gross proceeds of approximately $178,620,000.00. Under the Offering the Company issued 42,726, 193 Common Shares at $3.10 per share and 11,991,957 Flow-Through Shares at $3.85 per share, which includes the 5,545,193 Common Shares and 1,591,957 Flow-Through Shares issued upon the full exercise of an over-allotment option granted to the underwriters of the Offering. The Offering was underwritten by a syndicate of underwriters led by RBC Dominion Securities Inc. and Cormark Securities Inc., as co-lead underwriters, and BMO Nesbitt Burns Inc., Peters & Co. Limited, TD Securities Inc. and FirstEnergy Corp. (collectively, the "Underwriters").

The net proceeds of the issuance of the Common Shares were used to fund a portion of the purchase price of the Umiak Assets from EnCana Corporation. Proceeds from the sale of the Flow-Through Shares will be used to incur Canadian Exploration Expense (as defined in the Income Tax Act (Canada)) as part of the Company's 2007-2008 exploration, development and seismic acquisition programs.

Under the Offering, the Underwriters received a cash commission equal to 5% of the gross proceeds of the Offering, other than on the proceeds raised from the sale of 5,581,000 Common Shares and 2,000,000 Flow-Through Shares sold to an insider and significant shareholder of the Company.

The Company also closed its acquisition of all of EnCana Corporation's interests in certain assets located in the Mackenzie Delta and elsewhere in the Northwest Territories (the "Umiak Assets") for a purchase price of $170 million pursuant to the terms and conditions of an asset sale agreement with EnCana Corporation dated May 8, 2007. The Umiak Assets consist of a 60% working interest in the Umiak discovery in the Mackenzie Delta, a 60% working interest in federal Exploration License 434, substantial seismic data, interests in 14 significant discovery licenses both onshore and offshore in the Mackenzie Delta and other assets consisting principally of material and equipment.

RBC Capital Markets acted as financial advisor to the Company on the acquisition of the Umiak Assets.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

The executive officer of the Company who is knowledgeable about this material change is:

Henry W. Sykes, President
Phone: (403) 290-3600

Item 9 Date of Report

May 30, 2007.

Schedule "A"

News Release

MGM ENERGY CORP.

Closing of Bought Deal Financing and Acquisition of Umiak asset

CALGARY, ALBERTA – MGM Energy Corp. ("MGM Energy" or the "Company") is pleased to announce the closing of the bought deal financing announced on May 8, 2007. The Company also anticipates closing of the acquisition of the Umiak assets from EnCana Corporation later today.

Bought Deal Financing

Under the bought deal financing, MGM Energy issued 42,726,193 common shares at $3.10 per share, for gross proceeds of $132,451,000, and 11,991,957 flow-through common shares for proceeds of $46,169,000, for total aggregate proceeds of approximately $178,620,000. The financing was underwritten by a syndicate consisting of RBC Capital Markets and Cormark Securities Inc., as co-lead underwriters, and BMO Nesbitt Burns Inc., Peters & Co. Limited, TD Securities Inc. and FirstEnergy Capital Corp.

The net proceeds of the issuance of the common shares will be used to fund a portion of the purchase price of the Umiak Assets, described below, the closing of which is also expected to occur today.

The proceeds of the issuance of flow-through common shares will be used to incur Canadian Exploration Expense (as defined in the Income Tax Act (Canada)) as part of the Company's 2007-2008 exploration, development and seismic acquisition programs.

Acquisition of Umiak Assets

The Umiak assets consist of a 60% working interest in the Umiak discovery in the Mackenzie Delta, a 60% working interest in federal Exploration License 434, substantial seismic data, interests in 14 significant discovery licenses both onshore an offshore in the Mackenzie Delta and other assets consisting principally of material and equipment.

MGM Energy estimates that the Umiak field contains a net mean contingent resource of 265 billion cubic feet (Bcf) of natural gas (169 Bcf, low case, and 396 Bcf high case (both net)). The Company also estimates that the field may contain approximately 100 million barrels of oil (gross), of which up to 25 million barrels (gross) is currently estimated to be recoverable.

The Umiak discovery is located approximately 15 kilometers to the east of Imperial Oil's Taglu field, one of the anchor fields for the Mackenzie Valley pipeline project. MGM Energy believes that Umiak itself is of sufficient size to support a stand-alone development. MGM Energy expects to approach the parties to the Mackenzie Valley Pipeline Project in the near future to discuss shipping commitments and potential ownership in the pipeline.

RBC Capital Markets acted as financial advisor to MGM Energy on the acquisition of the Umiak assets.

The outstanding securities of MGM Energy have not been registered in the United States and the commons shares and the flow through common shares issued under the financing which closed today have not been and will not be registered under the United States securities legislation and may not be offered or sold in the United States except in transactions exempt from such registration. This news release shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction where such offer, solicitation or sale would be unlawful.

MGM Energy is a Calgary based Canadian oil and natural gas exploration, development and production company with operations focused in Northern Canada. MGM Energy's common shares and warrants are listed on the Toronto Stock Exchange under the symbols "MGX" and "MGX.WT.B", respectively.

For further information, please contact:

MGM Energy Corp.

H.W. (Henry) Sykes, President
Phone: (403) 290-3600
Fax: (403) 262-7994

or

B.K. (Bernie) Lee, Chief Financial Officer
Phone: (403) 290-3600
Fax: (403) 262-7994

Forward-Looking Statements: Certain statements or information included in this press release constitute forward-looking statements under applicable securities legislation. Forward-looking statements or information in this press release include but are not limited to estimates of the size of discovered resources, the prospectivity of undeveloped land, business strategy and objectives, exploration and drilling plans and the timing thereof, future plans and operations, as well as the anticipated timing for seeking regulatory approvals. Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. Although MGM Energy believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because MGM Energy can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by MGM Energy and described in the forward-looking statements or information. The forward-looking statements or information contained in this document are made as of the date hereof and MGM Energy undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

EARLY WARNING REPORT UNDER NATIONAL INSTRUMENT 62 - 103 ALTERNATIVE MONTHLY REPORTING SYSTEM

ALTERNATIVE REPORTER: MACKENZIE FINANCIAL CORPORATION
150 Bloor Street West
Toronto, Ontario
M5S 3B5

REPORTING ISSUER: MGM Energy Corp.

REPORT FOR END OF: August 2007

REPORT OF SHARE ACTIVITY:

Mackenzie Financial Corporation ("Mackenzie") reports that as a result of purchases of common shares of MGM Energy Corp., ("MGM Energy") by one or more of its mutual fund and private client managed accounts, the aggregate number of common shares of MGM Energy held by all of Mackenzie's managed accounts at the end of August 2007 was 11,817,500 common shares representing approximately 9.2% of all outstanding common shares on a flow through basis.

CHANGE FROM PREVIOUS REPORT:

Mackenzie's previous report, dated August 10, 2007, reported holdings of 11,723,800 MGM Energy representing approximately 13.0% of all the outstanding common shares on behalf of Mackenzie's mutual fund and private client managed accounts as at July 31, 2007. Since August 1, 2007 there has been an increase of 93,700 common shares held. However, aggregate holdings decreased by 3.8% of the total outstanding common shares on a flow through basis held within Mackenzie's mutual fund and private client managed accounts due to an increase in the number of outstanding common shares issued by MGM Energy.

BENEFICIAL OWNERSHIP, CONTROL OR DIRECTION:

Mackenzie specifically disclaims any beneficial ownership of the reported common shares, but as investment manager it maintains exclusive power to exercise investment control or direction over such common shares for its managed accounts as the beneficial owners.

PURPOSE OF THE REPORT:

The common shares were acquired in the ordinary course of business, for investment purposes only and not for the purpose of exercising control or direction over MGM Energy. Mackenzie managed accounts may from time to time acquire additional common shares, dispose of some or all of the existing or additional common shares or may continue to hold the common shares.

RELIANCE ON EXEMPTION:

This report is issued under the Alternative Monthly Reporting System described in National Instrument 62 - 103. Neither Mackenzie nor any of its managed accounts presently intend to:

a) make a formal take-over bid for any common shares of MGM Energy;

b) propose a transaction that would constitute a take-over bid in reliance on an exemption in the Securities Act (Ontario); or

c) propose a reorganization, amalgamation, merger, arrangement or similar business combination with MGM Energy which would result in Mackenzie's managed accounts controlling the company, alone or with others.

CERTIFICATION:

To the best of its knowledge:

a) Mackenzie and its managed accounts do not in the ordinary course of business receive material facts or changes about MGM Energy which have not been publicly disclosed;
b) Mackenzie is eligible to file this Alternative Monthly Reporting System report pursuant to the National Instrument;
c) Mackenzie is not a joint actor with anyone else in connection with this report; and
d) Mackenzie and its managed accounts have not entered into any agreements with MGM Energy in connection with the purchase.

CONTACT PERSON:

For further information, contact: Karmen Chau
Telephone: (416) 922-5322, extension 4368

DATE AND SIGNATURE:

This report is dated August 10, 2007 and is signed by an authorized officer of Mackenzie.

MACKENZIE FINANCIAL CORPORATION

"D. Lynn Vickers"

D. Lynn Vickers
Vice-President, Chief Compliance Officer

RECEIVED

2007 DEC 20

OFFICE OF ... CORPORATE ...

EARLY WARNING REPORT UNDER
NATIONAL INSTRUMENT 62 - 103
ALTERNATIVE MONTHLY REPORTING SYSTEM

ALTERNATIVE REPORTER: MACKENZIE FINANCIAL CORPORATION
150 Bloor Street West
Toronto, Ontario
M5S 3B5

REPORTING ISSUER: MGM Energy Corp.

REPORT FOR END OF: July 2007

REPORT OF SHARE ACTIVITY:

Mackenzie Financial Corporation ("Mackenzie") reports that as a result of purchases of common shares of MGM Energy Corp., ("MGM Energy") by one or more of its mutual fund and private client managed accounts, the aggregate number of common shares of MGM Energy held by all of Mackenzie's managed accounts at the end of July 2007 was 11,723,800 common shares representing approximately 13.0% of all outstanding common shares on a flow through basis.

CHANGE FROM PREVIOUS REPORT: Initial Report

BENEFICIAL OWNERSHIP, CONTROL OR DIRECTION:

Mackenzie specifically disclaims any beneficial ownership of the reported common shares, but as investment manager it maintains exclusive power to exercise investment control or direction over such common shares for its managed accounts as the beneficial owners.

PURPOSE OF THE REPORT:

The common shares were acquired in the ordinary course of business, for investment purposes only and not for the purpose of exercising control or direction over MGM Energy. Mackenzie managed accounts may from time to time acquire additional common shares, dispose of some or all of the existing or additional common shares or may continue to hold the common shares.

RELIANCE ON EXEMPTION:

This report is issued under the Alternative Monthly Reporting System described in National Instrument 62 - 103. Neither Mackenzie nor any of its managed accounts presently intend to:

a) make a formal take-over bid for any common shares of MGM Energy;

b) propose a transaction that would constitute a take-over bid in reliance on an exemption in the Securities Act (Ontario); or

c) propose a reorganization, amalgamation, merger, arrangement or similar business combination with MGM Energy which would result in Mackenzie's managed accounts controlling the company, alone or with others.

CERTIFICATION:

To the best of its knowledge:

a) Mackenzie and its managed accounts do not in the ordinary course of business receive material facts or changes about MGM Energy which have not been publicly disclosed;
b) Mackenzie is eligible to file this Alternative Monthly Reporting System report pursuant to the National Instrument;
c) Mackenzie is not a joint actor with anyone else in connection with this report; and
d) Mackenzie and its managed accounts have not entered into any agreements with MGM Energy in connection with the purchase.

CONTACT PERSON:

For further information, contact: Karmen Chau
Telephone: (416) 922-5322, extension 4368

DATE AND SIGNATURE:

This report is dated August 10, 2007 and is signed by an authorized officer of Mackenzie.

MACKENZIE FINANCIAL CORPORATION

"D. Lynn Vickers"

D. Lynn Vickers
Vice-President, Chief Compliance Officer

EARLY WARNING REPORT UNDER THE ALTERNATIVE MONTHLY REPORTING SYSTEM OF NATIONAL INSTRUMENT 62-103

1. *Name and address of the eligible institutional investor:*

   Pyramis Global Advisors, LLC ("PGALLC")
   53 State Street
   Boston, MA, 02109

   Fidelity International Limited ("FIL")
   42 Crow Lane, Pembroke, Bermuda

   PGALLC, FIL and certain other relevant affiliates and associates are sometimes hereinafter collectively referred to as "Fidelity."

2. *Name of the reporting issuer:*

   MGM Energy Corp.

3. *Period for which the report is filed:*

   Period ended February, 2007.

4. ***Net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's security holding percentage in the class of securities, since the last report filed by the eligible institutional investor under the early warning requirements:***

   Since Fidelity's last report filed on February 12, 2007, Fidelity's holdings have decreased by 136,060 shares. This represents a net decrease of 8.22% of the shares held by Fidelity.

5. ***Designation and number or principal amount of securities and the eligible institutional investor's security holding percentage in the class of securities at the end of the month for which the report is made:***

   Fidelity now holds 1,519,836 Common Shares and Warrants representing approximately 4.27% of the outstanding shares of that class.

6. ***Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to above over which:***

(i) the eligible institutional investor, either alone or together with any joint actors, have ownership and control:

N/A.

(ii) the eligible institutional investor, either alone or together with any joint actors, have ownership but control is held by other entities other than the eligible institutional investor or any joint actor:

N/A.

(iii) the eligible institutional investor, either alone or together with any joint actors, have exclusive or shared control but does not have ownership:

1,519,836 Common Shares and Warrants representing approximately 4.27% of the outstanding shares of that class.

7. *Purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:*

The Common Shares and Warrants of MGM Energy Corp. were disposed of in the ordinary course of business, for investment purposes only and not with the purpose of exercising control or direction over MGM Energy Corp. Fidelity may from time to time, on behalf of funds or accounts it manages, acquire additional Common Shares and Warrants, dispose of some or all of the Common Shares and Warrants they hold or continue to hold Common Shares and Warrants.

8. *General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:*

N/A.

9. *Names of any joint actors in connection with the disclosure required by Appendix G of National Instrument 62-103:*

N/A.

10. ***If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements:***

N/A.

11. ***Eligibility to file reports under the alternative monthly reporting system:***

Fidelity is eligible to file this report under the alternative monthly reporting system of National Instrument 62-103, or pursuant to MRRS Decision Document dated April 4th, 2005 granted to FIL and certain of its affiliates.

.

12. ***Declaration:***

The filing of this report is not an admission that any entity named in this report owns or controls any securities or is a joint actor with another named entity.

DATED March 12, 2007

By: */s/"Stuart Fross"*

Name: Stuart Fross
Title: Senior V.P. & Deputy General Council– FMR Corp

By: */s/"Mike Howard"*

Name: Mike Howard
Title: Senior V.P. & Chief Financial Officer – PGALLC

Corrected March 12, 2007

**EARLY WARNING REPORT UNDER
THE ALTERNATIVE MONTHLY REPORTING SYSTEM
OF NATIONAL INSTRUMENT 62-103**

1. ***Name and address of the eligible institutional investor:***

   Pyramis Global Advisors, LLC ("PGALLC")
   53 State Street
   Boston, MA, 02109

   PGALLC and certain other relevant affiliates and associates are sometimes hereinafter collectively referred to as "Fidelity."

2. ***Name of the reporting issuer:***

   MGM Energy Corp.

3. ***Period for which the report is filed:***

   Period ended January, 2007.

4. ***Net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's security holding percentage in the class of securities, since the last report filed by the eligible institutional investor under the early warning requirements:***

   N/A. This is Fidelity's first report.

5. ***Designation and number or principal amount of securities and the eligible institutional investor's security holding percentage in the class of securities at the end of the month for which the report is made:***

   Fidelity now holds 1,655,896 Common Shares and Warrants exercisable into Common Shares representing in the aggregate approximately 38.17% of the outstanding common shares (assuming, for purposes of calculating such percentage, exercise of the Warrants held by Fidelity but by no other person).

6. ***Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to above over which:***

   (i) the eligible institutional investor, either alone or together with any joint actors, have ownership and control:

   N/A.

(ii) the eligible institutional investor, either alone or together with any joint actors, have ownership but control is held by other entities other than the eligible institutional investor or any joint actor:

N/A.

(iii) the eligible institutional investor, either alone or together with any joint actors, have exclusive or shared control but does not have ownership:

1,655,896 Common Shares and Warrants representing in the aggregate approximately 38.17% of the outstanding common shares (assuming, for purposes of calculating such percentage, exercise of the Warrants held by Fidelity but by no other person).

7. ***Purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:***

The Common Shares and Warrants of MGM Energy Corp. were acquired in the ordinary course of business, for investment purposes only and not with the purpose of exercising control or direction over MGM Energy Corp. Fidelity may from time to time, on behalf of funds or accounts it manages, acquire additional Common Shares or Warrants, dispose of some or all of the Common Shares or Warrants they hold or continue to hold Common Shares or Warrants.

8. ***General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:***

N/A.

9. ***Names of any joint actors in connection with the disclosure required by Appendix G of National Instrument 62-103:***

N/A.

10. ***If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements:***

N/A.

11. ***Eligibility to file reports under the alternative monthly reporting system:***

Fidelity is eligible to file this report under the alternative monthly reporting system of National Instrument 62-103.

12. ***Declaration:***

The filing of this report is not an admission that any entity named in this report owns or controls any securities or is a joint actor with another named entity.

DATED February 12, 2007

By: */s/"Mike Howard"*

Name: Mike Howard
Title: Senior V.P. & Chief Financial Officer – PGALLC

EARLY WARNING REPORT UNDER THE ALTERNATIVE MONTHLY REPORTING SYSTEM OF NATIONAL INSTRUMENT 62-103

1. *Name and address of the eligible institutional investor:*

   Pyramis Global Advisors, LLC ("PGALLC")
   53 State Street
   Boston, MA, 02109

   PGALLC and certain other relevant affiliates and associates are sometimes hereinafter collectively referred to as "Fidelity."

2. *Name of the reporting issuer*:

   MGM Energy Corp.

3. *Period for which the report is filed:*

   Period ended January, 2006.

4. *Net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's security holding percentage in the class of securities, since the last report filed by the eligible institutional investor under the early warning requirements:*

   N/A. This is Fidelity's first report.

5. *Designation and number or principal amount of securities and the eligible institutional investor's security holding percentage in the class of securities at the end of the month for which the report is made:*

   Fidelity now holds 1,655,896 Common Shares and Warrants exercisable into Common Shares representing in the aggregate approximately 38.17% of the outstanding common shares (assuming, for purposes of calculating such percentage, exercise of the Warrants held by Fidelity but by no other person).

6. *Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to above over which:*

   (i) the eligible institutional investor, either alone or together with any joint actors, have ownership and control:

   N/A.

(ii) the eligible institutional investor, either alone or together with any joint actors, have ownership but control is held by other entities other than the eligible institutional investor or any joint actor:

N/A.

(iii) the eligible institutional investor, either alone or together with any joint actors, have exclusive or shared control but does not have ownership:

1,655,896 Common Shares and Warrants representing in the aggregate approximately 38.17% of the outstanding common shares (assuming, for purposes of calculating such percentage, exercise of the Warrants held by Fidelity but by no other person).

7. ***Purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:***

The Common Shares and Warrants of MGM Energy Corp. were acquired in the ordinary course of business, for investment purposes only and not with the purpose of exercising control or direction over MGM Energy Corp. Fidelity may from time to time, on behalf of funds or accounts it manages, acquire additional Common Shares or Warrants, dispose of some or all of the Common Shares or Warrants they hold or continue to hold Common Shares or Warrants.

8. ***General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:***

N/A.

9. ***Names of any joint actors in connection with the disclosure required by Appendix G of National Instrument 62-103:***

N/A.

10. *If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements:*

N/A.

11. *Eligibility to file reports under the alternative monthly reporting system:*

Fidelity is eligible to file this report under the alternative monthly reporting system of National Instrument 62-103.

12. *Declaration:*

The filing of this report is not an admission that any entity named in this report owns or controls any securities or is a joint actor with another named entity.

DATED February 12, 2007

By: */s/"Mike Howard"*

Name: Mike Howard
Title: Senior V.P. & Chief Financial Officer – PGALLC

END